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Phoenix New Media Limited INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 21, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Phoenix New Media Limited
 (Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Fusheng Building Tower 2, 16th Floor
4 Hui Xin Dong Jie, Chaoyang District
Beijing 100029
People's Republic of China
(86) 10 8445 8000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong (852) 2514-7600	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42nd Floor, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong (852) 3740-4700

          Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee

Class A ordinary shares, par value $0.01 per share	$200,000,000	$23,220

(1)
American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-                  ). Each American depositary share represents Class A ordinary shares.

(2)
Includes (i) Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (ii) Class A ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional Class A ordinary shares represented by American depositary shares. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED                        , 2011

American Depositary Shares

Phoenix New Media Limited

Representing                        Class A Ordinary Shares

         This is an initial public offering of American depositary shares, or ADSs, of Phoenix New Media Limited. Each ADS represents             Class A ordinary shares of Phoenix New Media Limited, par value US$0.01 per share. We are offering            ADSs and the selling shareholders identified in this prospectus are offering             ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders.

         Prior to this offering, there has been no public market for our shares or ADSs. We anticipate the initial public offering price will be between US$            and US$             per ADS.

         We have applied to have our ADSs listed on the New York Stock Exchange, or the NYSE, under the symbol "FENG."

         Investing in our ADSs involves a high degree of risk. See "Risk Factors" beginning on page 17.

PRICE US$            PER ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us, Before Expenses	Proceeds to the Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

         The underwriters have an option to purchase up to                        additional ADSs from us at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments.

         Following this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 1.3 votes and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

         Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the ADSs to purchasers on or about                        , 2011.

Morgan Stanley	Deutsche Bank Securities	Macquarie Capital
Cowen and Company		CICC

The date of this prospectus is            , 2011.

凤凰新媒体
Phoenix New Media

THE LEADING NEW MEDIA COMPANY

日本东北部9.0级大地震
手機鳳凰網
3g.ifeng.com
上海世博会
后世博时代大幕已拉开

www.ifeng.com v.ifeng.com 3g.ifeng.com

WHERE INTERNET, MOBILE & TV CONVERGE,
THERE IS PHOENIX NEW MEDIA.

        You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell our ADSs. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

        Until                        , 2011, all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors" before deciding whether to buy our ADSs.

 Phoenix New Media Limited

Our Business

        We are the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix Satellite Television Holdings Limited, or Phoenix TV, we enable consumers to access professional news and other quality content and share user-generated content, or UGC, on the Internet and through their mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our ifeng.com website ranked number one in terms of page views, or PV, among the world's leading TV companies' websites, including CNN.com, BCC.co.uk and CNTV.cn, in March 2011 according to Alexa.com, a third-party web information company, and ranked 8th among all Chinese websites in terms of PV in December 2010, according to Google Ad Planner. We had 222 million online monthly unique visitors in March 2011, and according to a report we commissioned from Shanghai iResearch Co., Ltd., a third-party PRC consulting and market research firm focused on Internet media markets, or the iResearch Report, our online users' average monthly income was over four times that of the average Internet user in China in November 2010. Leveraging our coveted user demographic and influential brand, we have established a high-growth and profitable business model with diversified revenue streams from both advertising and paid services.

        We provide journalism with balanced perspectives, global news coverage, investigative reports and in-depth analysis of events in compelling presentation formats. Our news vertical has been ranked number one in terms of PV compared to news verticals of Chinese Internet portals since July 2010 by Alexa.com. We possess strong capabilities in sourcing and editing content, as well as in original production. Our content library is enriched by our exclusive license to use Phoenix TV's copyrighted content and is enhanced by the interactive contribution from our users through UGC. We believe the high quality of our content distinguishes us within the new media industry in China. Our quality content has served to attract a large user base, as evidenced by the 311 million average daily online PV and 88 million average daily mobile PV that our platform received in March 2011. We believe the premium nature of our content is further demonstrated by ifeng.com's high number of page views per visitor, or PV/UV, which was higher than the PV/UV of any major Chinese Internet portal in November 2010 according to the iResearch Report, and its high level of daily time on site per user, which was significantly greater than that of the leading Chinese online video websites in March 2011, according to Alexa.com.

        Our brand, "ifeng.com" ( ), has achieved prominence among Chinese Internet users. We were recognized as the "Most Valuable Chinese Internet Brand" at the Chinese Internet Advertisers Annual Convention in October 2010. The appeal of our brand is enhanced by its affiliation with the "Phoenix" ( ) brand of Phoenix TV. In Chinese culture, the Chinese Phoenix is an auspicious mythical bird that symbolizes unrivaled excellence. Benefiting from China's "open and reform" policy, Phoenix TV has been a driving force in China's media reform and its programs are highly popular in China, as evidenced by the Phoenix Chinese Channel's thirteenth consecutive semi-annual first place ranking for audience appreciation since 2004 by CTR Market Research, a joint venture between China International TV Corporation and TNS Global Market Research. Our and Phoenix TV's active promotion of one another's brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically.

        Our distinguished content, attractive user base and diverse product lines provide us with multiple opportunities for monetization in both advertising and paid services. We derived 38.7% and 61.3% of our total revenues from advertising and paid services, respectively, in 2010. We recognize our advertising revenues on a net basis and generate them by providing advertising services through our online and video channels primarily and, to a small extent at present, through our mobile channel. Driven by the growing number of premium brand advertisers that we have attracted across a wide range of industries, our net advertising revenues grew at rates of 102.8% from 2008 to 2009, and 150.4% from 2009 to 2010. We offer a variety of paid services across all of our channels, including (i) mobile Internet and value-added services, or MIVAS, which includes our digital reading services, mobile game services and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS); (ii) video value-added services, or video VAS, which consists of our online subscription and pay-per-view video services, our mobile subscription and pay-per-view video services, and video content sales; and (iii) Internet value-added services, or Internet VAS. We primarily generate our paid service revenues from our WVAS, digital reading services and mobile video subscription and pay-per-view services by providing content to mobile device users and collecting revenue shares or fixed fees for our content services from the relevant mobile operator. We also earn a significant amount of paid service revenues in the form of fixed fees from China Mobile Communications Corporation, or China Mobile, for our digital reading services. These offerings have driven the growth of our paid service users from 6.4 million users as of March 31, 2010, to 10.1 million users as of March 31, 2011, representing a growth rate of 57.0%.

        In 2008, 2009 and 2010, we generated total revenues of RMB222.6 million, RMB262.3 million and RMB528.7 million (US$80.1 million), respectively, representing a compound annual growth rate, or CAGR, of 54.1%. Our net advertising revenues were RMB40.3 million, RMB81.6 million and RMB204.4 million (US$31.0 million) in 2008, 2009 and 2010, respectively, representing a CAGR of 125.3%, and our paid service revenues were RMB182.4 million, RMB180.7 million and RMB324.3 million (US$49.1 million) in 2008, 2009 and 2010, respectively, representing a CAGR of 33.4%. We incurred a net loss attributable to Phoenix New Media Limited of RMB28.2 million in 2008. We achieved a net income attributable to Phoenix New Media Limited of RMB0.3 million and RMB74.1 million (US$11.2 million) in 2009 and 2010, respectively. Adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure which excludes share-based compensation expenses, was RMB1.8 million, RMB10.5 million and RMB90.6 million (US$13.7 million) in 2008, 2009 and 2010, respectively. See "Our Summary Consolidated Financial Data" for the non-GAAP adjusted net income definition and reconciliations.

        While we attribute our success largely to the strength of our company, we also benefit from our relationship with Phoenix TV. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, pursuant to which each of our affiliated consolidated entities entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Trademark License Agreement, with Phoenix Satellite Television Trademark Limited. Each of these agreements will expire in March 2016 unless both of the relevant parties agree to extend their respective terms. Under certain conditions, these agreements may be terminated early. The exclusive content licenses granted to our affiliated consolidated entities help to distinguish our content offerings from those of other Internet and new media companies in China and make a material contribution to our business, in particular, to our video VAS business, which accounted for 5.0% of our total revenues in 2010, and, indirectly, to our video advertising business. Our most valuable intellectual property asset is our domain name, ifeng.com, which we own. In addition, our affiliated consolidated entities license certain of Phoenix TV's logos. These logos help to affiliate our brand with that of

Phoenix TV and vice versa, which helps to enhance our respective brand names. For more information about the potential consequences to our business if we are unable to receive the same level of support from Phoenix TV in the future, see "Risk Factors—Risks Relating to Our Business and Industry—We may not be able to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV's content, which would have a material adverse affect on our video VAS business, which accounted for 5.0% of our total revenues in 2010, and would also negatively affect our video advertising business. Together, these impacts could have a material adverse affect on our business, result of operation and financial condition."

        Upon completion of this offering, Phoenix TV, through its wholly owned subsidiary, Phoenix Satellite Television (B.V.I) Holding Limited, or Phoenix TV (BVI), will continue to be our controlling shareholder, with beneficial ownership and voting power of            % and            %, respectively, of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option and the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADSs. Although we believe that our interests and those of Phoenix TV are mostly aligned because Phoenix TV will continue to consolidate our financial results as long as Phoenix TV maintains a majority voting interest in our company, there may be conflicts of interest between our company and Phoenix TV from time to time. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. See "Risk Factors—Risks Relating to Our Corporate Structure—We may have conflicts of interest with Phoenix TV and, because of Phoenix TV's controlling beneficial ownership in our company, may not be able to resolve such conflicts on terms favorable for us." For more information about our relationship with Phoenix TV, see "—Our Relationship with Phoenix TV."

Our Industry

        Media convergence is characterized by the evolution of content formats and communications infrastructure toward providing consumers with ubiquitous access to content through multiple channels. This evolution has removed boundaries between traditional and new media channels and allows consumers to choose what content they wish to consume and when and where they wish to do so.

        New media channels, including the Internet and mobile, have gained and continue to gain popularity in China relative to traditional TV and print media. According to a study by DCCI, a third-party research firm, published in August 2010, television viewers in China are projected to grow at a modest CAGR of 0.8% between 2009 and 2015, while, over the same period, the number of Chinese Internet users and mobile Internet users are expected to grow at significantly faster CAGRs of 15.0% and 28.7%, respectively.

        By enabling on-demand access to information, media convergence is driving the proliferation of new media content in China. Despite this proliferation, however, the content provided by most new media companies in China is largely homogenous, as it is primarily derived from a limited number of sources. In addition, new media companies in China tend to be technology-driven Internet companies with young brands, lacking the capability and expertise for securing and producing high-quality content. Moreover, established Chinese Internet portals tend to focus on aggregating content that caters to young mass-market audiences. Therefore, a market opportunity exists for providing relatively affluent and educated Internet and mobile device users in China with professional news and distinguished interest-driven media content that has been produced and edited to meet high standards.

        Media convergence trends have provided significant revenue opportunities, as evidenced by the increasing advertising spending in recent years through traditional and new media formats. According to GroupM, China had the third largest advertising market in the world in 2009, with a market size of approximately US$40.0 billion. Internet advertising expenditures in China grew from US$60 million in 2001 to US$3.1 billion in 2009. In addition to advertising growth, media convergence in China has supported the emergence of paid content services. With the growing spending power of the Chinese population, affluent consumers are increasingly willing to pay for consistent access to high quality media content.

Our Competitive Strengths

        We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

  •
  integrated delivery platform capitalizing on media convergence;

  •
  premium, differentiated and diverse professional content;

  •
  leading and influential brand;

  •
  highly educated, affluent and engaged user base;

  •
  unique value proposition for blue chip advertisers;

  •
  robust and scalable integrated technology systems; and

  •
  strong management team with extensive media and Internet expertise.

Our Strategies

        Our mission is to be the premier new media company in China empowering our users with premium content and services through all Internet-enabled devices. We plan to achieve this mission by pursuing the following strategies:

  •
  expand and enrich our content offerings;

  •
  increase our marketing activities to continue to capture a greater audience;

  •
  further monetize our service offerings;

  •
  enhance our product offerings and technology platform; and

  •
  pursue strategic partnerships and acquisitions.

Our Challenges

        We face risks and uncertainties related to:

  •
  our limited operating history;

  •
  our ability to retain existing and attract new advertisers and advertising agencies;

  •
  our ability to anticipate user preferences and keep pace with rapid technological changes to provide high quality content and services that retain and attract new customers;

  •
  our ability to successfully expand our MIVAS business;

  •
  our ability to continue to receive the same level of support from Phoenix TV, including our exclusive license to use Phoenix TV's content;

  •
  our ability to maintain contractual relationships with third-party content providers;

  •
  our ability to successfully compete in the highly competitive markets in which we operate;

  •
  our lack of an Internet audio-visual program transmission license and Internet news license, which render uncertain our ability to transmit video content through our Internet and mobile channels and to distribute news on our website, and may expose us to administrative sanctions;

  •
  Our noncompliance with a notice issued by the PRC Ministry of Industry and Information Technology, or the MIIT, requiring a holder of a value-added telecommunications business operating license, or ICP License, or its shareholders to own the trademarks used in their value-added telecommunications businesses, which, if not remedied after enforcement by the MIIT, could result in the revocation of the ICP Licenses that enable us to operate our value-added telecommunications business;

  •
  our ability to establish and maintain effective control over financial reporting in order to remediate control deficiencies identified during the course of the audit of our financial statements, the failure of which could materially and adversely affect our ability to accurately and timely report our financial results in accordance with U.S. GAAP and may negatively affect investor confidence in our company and the price of our ADSs;

  •
  our dependence on revenues from China Mobile and other PRC mobile telecommunications operators for the majority of our MIVAS and our mobile subscription and pay-per-view video services;

  •
  our ability to legally transmit on our platform the foreign television program content that we license from a wholly owned subsidiary of Phoenix TV;

  •
  our reliance on contractual arrangements with our affiliated consolidated entities for operating our business in China, including:

  •
  if the PRC government finds that the contractual arrangements do not comply with PRC laws and regulations, we would be subject to severe penalties or be forced to relinquish our interests in those operations; and

  •
  the contractual arrangements on which we rely may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest, and the shareholders of our affiliated consolidated entities may have potential conflicts of interest with us; and

  •
  potential conflicts of interests between Phoenix TV, on the one hand, and our company and other shareholders, on the other hand, because Phoenix TV will beneficially own our Class B ordinary shares with 1.3 votes per share immediately prior to the completion of this offering, allowing it to exercise significant influence over matters subject to shareholder approval.

        Please see "Risk Factors" and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Corporate History and Structure

        Phoenix TV registered the domain name phoenixtv.com for its corporate website in 1998. Beijing Tianying Jiuzhou Network Technology Co., Ltd., or Tianying Jiuzhou, began operating this website after its establishment in April 2000. Before Phoenix TV undertook its initial public offering in Hong Kong in 2000, Tianying Jiuzhou maintained this website with a small team of employees.

        In November 2005, Mr. Shuang Liu, a vice president of Phoenix TV, was appointed to lead Phoenix TV's new media business. Yifeng Lianhe (Beijing) Technology Co., Ltd., or Yifeng Lianhe, was established in June 2006 to provide new media mobile services in China. In July 2007, Tianying Jiuzhou registered the domain name ifeng.com and redirected the traffic of phoenixtv.com and phoenixtv.com.cn to ifeng.com.

        On November 22, 2007, Phoenix New Media Limited was incorporated in the Cayman Islands as a subsidiary of Phoenix TV to be the holding company for its new media business. In May 2008, Phoenix TV (BVI) transferred the sole outstanding share of Phoenix Satellite Television Information Limited to us in exchange for 319,999,999 ordinary shares of our company. In November 2009, we entered into a share purchase agreement with Morningside China TMT Fund I, L.P., or Morningside, Intel Capital Corporation, or Intel Capital, and Bertelsmann Asia Investments AG, or Bertelsmann Asia, pursuant to which these investors purchased an aggregate of 130,000,000 Series A convertible redeemable preferred shares of our company.

        The following diagram illustrates our corporate structure as of the date of this prospectus. See "Our History and Corporate Structure" for more information.

(1)
All percentage equity interests in the diagram above are on an as-converted basis.

(2)
Upon completion of the offering, our current directors and executive officers as of the date of this prospectus, Keung Chui, Shuang Liu, Ya Li, Daguang He, Qin Liu, Qianli Liu and Yulin Wang, will collectively beneficially own          % of our ordinary shares, which will consist of Class A ordinary shares.

        Currently, we conduct all of our operations in China through Fenghuang On-line (Beijing) Information Technology Co., Ltd., or Fenghuang On-line, our PRC subsidiary, as well as through a series of contractual arrangements with each of our affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, and their respective shareholders. We entered into these contractual arrangements on December 31, 2009, at which time we became operational in our current corporate structure. Our contractual arrangements with Tianying Jiuzhou and Yifeng Lianhe and their respective shareholders enable us to:

  •
  receive substantially all of the economic benefits from Tianying Jiuzhou and its subsidiary and Yifeng Lianhe in consideration for the technical and consulting services provided and intellectual rights licensed by Fenghuang On-Line;

  •
  exercise effective control over Tianying Jiuzhou and its subsidiary and Yifeng Lianhe; and

  •
  have an exclusive option to purchase all of the equity interests in Tianying Jiuzhou and Yifeng Lianhe when, and to the extent permitted, under PRC laws.

        We do not have any equity interest in Tianying Jiuzhou or Yifeng Lianhe. However, as a result of these contractual arrangements, we are considered the primary beneficiary of Tianying Jiuzhou and Yifeng Lianhe, and we account for them as our consolidated affiliated entities under the generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of these companies in our consolidated financial statements in accordance with U.S. GAAP as we are determined to be the primary beneficiary in these arrangements. In 2010, Tianying Jiuzhou and its subsidiary accounted for 87.5% of our total revenues, and Yifeng Lianhe accounted for 10.0% of our total revenues. Tianying Jiuzhou and its subsidiary currently conduct all of our advertising services. Tianying Jiuzhou also provides most of our WVAS services, our digital reading services, most of our mobile game services, our video VAS services and a portion of our Internet VAS services. Yifeng Lianhe conducts a portion of our WVAS services and a small portion of our mobile game services. Fenghuang On-line generates revenue from conducting certain promotional activities for Phoenix TV, which we categorize within our Internet VAS from an accounting perspective under US GAAP. For a description of our contractual arrangements with our affiliated consolidated entities, see "Our History and Corporate Structure." For a detailed description of the regulations that prohibit or restrict foreign investment in the Internet-related and mobile value-added services industries, thereby necessitating the adoption of our corporate structure, see "Regulation." For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see "Risk Factors—Risks Relating to Our Corporate Structure."

        Outstanding equity interests in Tiangying Jiuzhou and Yifeng Lianhe are held by Haiyan Qiao and Ximin Gao, and Yinxia Liu and Yansheng He, respectively. Mssrs. Qiao, Gao and He are all current employees of our company and have each been employed by us for approximately ten years. Mr. Liu is an employee of Zhongcheng Letian Property Development Company, a company founded by the chairman of Phoenix TV, Mr. Changle Liu. See "Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the affiliated consolidated entities may have potential conflicts of interest with us."

        We established Phoenix New Media (Hong Kong) Company Limited, a Hong Kong limited liability company, on February 24, 2011 in order to begin to establish a corporate structure that may allow for more efficient withholding tax treatment of any dividends to our company, provided that Phoenix New Media (Hong Kong) Company Limited becomes the parent company of our PRC subsidiary and the beneficial owner of any of its dividends, and receives approval from the PRC tax authority to enjoy preferential withholding tax treatment.

        In 1999, PHOENIXi Investment Limited, which holds 100% equity ownership of PHOENIXi Inc. and Guofeng On-line (Beijing) Information Technology Co., Ltd., was established primarily to develop an Internet business in North America. The business operations of PHOENIXi Investment Limited and its subsidiaries ceased before 2006, and the legal process of liquidating these three entities, which began in 2006, is expected to be completed in 2011. Given that these entities have long ceased their operations, we do not anticipate that the dissolution of PHOENIXi Investment Limited and its subsidiaries will have any effect on our business, results of operations or financial position. Our consolidated financial statements do not include the financial statements of PHOENIXi Investment Limited and its subsidiaries, but rather account for them under the cost method and recognize any other than temporary impairment.

Our Relationship with Phoenix TV

        We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV indirectly owns 64.84% of our outstanding share capital as of the date of this prospectus. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007. Prior to this offering, in an effort to more clearly delineate our related party transactions with Phoenix TV, Fenghuang On-line entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, on November 24, 2009. Under this agreement, Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology and Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark Licenses Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

        We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. While we furnish Phoenix TV with access to our new media delivery channels, Phoenix TV enables us to display our proprietary content on its TV programs. Pursuant to the Content License Agreements, Phoenix TV has also granted each of our affiliated consolidated entities an exclusive license to use its content on our Internet and mobile channels in China. These exclusive content licenses help to distinguish our content offerings from those of other Internet and new media companies in China and make a material contribution to our business, in particular, to our video VAS business, which accounted for 5.0% of our total revenues in 2010, and, indirectly, to our video advertising business. In addition, our affiliated consolidated entities license certain of Phoenix TV's logos. These logos help to affiliate our brand name with that of Phoenix TV and vice versa, which helps to enhance our respective brand names. These logos, however, do not directly contribute any revenues to our company and are not material to our business. Phoenix Satellite Television Trademark Limited has completed the application form to transfer the "ifeng" logo from Phoenix Satellite Television Trademark Limited to Tianying Jiuzhou, and Tianying Jiuzhou has submitted the application to the PRC Trademark Office to serve to remedy a current noncompliance with PRC regulation. See "Risk Factors—Risks Relating to Our Business and Industry—Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions."

        As compensation for the rights granted to Fenghuang On-line under the Phoenix TV Cooperation Agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement that incrementally increases by 25% for each subsequent year of the agreement, as well as 50% of the after tax revenue we earn from sublicensing Phoenix TV's certain video content. In the event that Phoenix TV's indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. Each of the Phoenix TV Cooperation Agreement, the Content License Agreements and the Trademark License Agreements will expire in March 2016 unless both of the relevant parties agree to extend their respective terms. Each of these agreements may be terminated early subject to the occurrence of certain events. For more information about these agreements, see "Related Party Transactions—Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries." Our chief executive officer is also a vice president of Phoenix TV.

        Upon completion of this offering, Phoenix TV, through its wholly owned subsidiary, Phoenix TV (BVI), will continue to be our controlling shareholder, with beneficial ownership and voting power of            % and            %, respectively, of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option and the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADSs. Although we believe that our interests and those of Phoenix TV are mostly aligned because Phoenix TV will continue to consolidate our financial results as long as Phoenix TV maintains a majority voting interest in our company, there may be conflicts of interest between our company and Phoenix TV from time to time. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. For more information about our potential conflicts of interest with Phoenix TV, see "Risk Factors—Risks Relating to Our Corporate Structure—We may have conflicts of interest with Phoenix TV and, because of Phoenix TV's controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us."

PRC Regulation of Loans and Direct Investment by Offshore Holding Companies

        In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC operating subsidiary only through loans or capital contributions, and to our affiliated consolidated entities only through loans. Subject to the satisfaction of applicable government registration and approval requirements, we may extend loans to our operating subsidiary and affiliated consolidated entities in China or make additional capital contributions to our operating subsidiary in China to fund their capital expenditures or working capital. In addition, pursuant to a circular issued by the SAFE in 2008, Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. We expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiary. Such business scope permits our PRC subsidiary to provide technical and operational support to our affiliated consolidated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiary. For more information about risks related to PRC regulation of loans and direct investment by offshore holding companies, like our company, to PRC entities, see "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities."

Corporate Information

        Our principal executive offices are located at Fusheng Building Tower 2, 16th Floor, 4 Hui Xin Dong Jie, Chaoyang District, Beijing 100029, People's Republic of China. Our telephone number at this address is (86) 10 8445 8000 and our fax number is (86) 10 8445 8446. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.ifeng.com. The information contained on our website is not a part of this prospectus.

 Conventions Which Apply to This Prospectus

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "ADSs" refers to our American depositary shares, each of which represents             Class A ordinary shares, and "ADRs" refers to the American depositary receipts that may evidence our ADSs;

  •
  "affiliated consolidated entities" refer to Yifeng Lianhe (Beijing) Technology Co., Ltd. and Beijing Tianying Jiuzhou Network Technology Co., Ltd., each of which is a PRC domestic company. Substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. We treat the affiliated consolidated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "Class A ordinary shares" are to our Class A ordinary shares, par value US$0.01 per share, to be authorized under our second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering;

  •
  "Class B ordinary shares" are to our Class B ordinary shares, par value US$0.01 per share, each of which shall be entitled to 1.3 votes on all matters subject to shareholders' vote, to be authorized under our second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering;

  •
  "Fenghuang On-line" refers to Fenghuang On-line (Beijing) Information Technology Co., Ltd., a wholly foreign-owned PRC entity;

  •
  "ordinary shares" are to our ordinary shares, par value US$0.01 per share, authorized under our amended and restated memorandum and articles of association prior to the completion of this offering, and are to our Class A ordinary shares and Class B ordinary shares, collectively, immediately prior to the completion of this offering;

  •
  "Phoenix TV" refers to Phoenix Satellite Television Holdings Limited;

  •
  "Phoenix TV (BVI)" refers to Phoenix Satellite Television (B.V.I) Holding Limited, a wholly owned direct subsidiary of Phoenix TV, which directly owns 64.84% of our share capital as of the date of this prospectus;

  •
  "RMB" or "Renminbi" refers to the legal currency of China; "$," "dollars," "US$" and "U.S. dollars" refer to the legal currency of the United States;

  •
  "Series A convertible redeemable preferred shares" refers to our Series A convertible redeemable preferred shares, par value US$0.01 per share;

  •
  "Tianying Jiuzhou" refers to Beijing Tianying Jiuzhou Network Technology Co., Ltd., a PRC domestic company and an affiliated consolidated entity;

  •
  "we," "us," "our company," "our" and "Phoenix New Media" refer to Phoenix New Media Limited, a Cayman Islands company and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities and their subsidiaries in China; and

  •
  "Yifeng Lianhe" refers to Yifeng Lianhe (Beijing) Technology Co., Ltd., a PRC domestic company and an affiliated consolidated entity.

        This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

THE OFFERING

Offering price	We anticipate that the initial public offering price will be between $ and $ per ADS.
ADSs offered by us	ADSs
ADSs offered by the selling shareholders	ADSs
Class A ordinary shares outstanding immediately after this offering	Class A ordinary shares.
The number of Class A ordinary shares that will be outstanding immediately after this offering:
• assumes the underwriters' option to purchase additional ADSs is not exercised;
• assumes ADSs representing Class A ordinary shares will be distributed to Phoenix TV's shareholders in the assured entitlement distribution;

•       excludes 52,296,738 Class A ordinary shares issuable upon the exercise of options to purchase our Class A ordinary shares and the satisfaction of conditions and raising of restrictions applicable to our contingently issuable shares, restricted shares and restricted share units outstanding as of the date of this prospectus; and

• excludes 206,025 Class A ordinary shares reserved for future issuance under our share incentive plans.
Class B ordinary shares outstanding immediately after this offering	Class B ordinary shares, all of which will be owned by Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV.
Ordinary shares

Following this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall be entitled to one vote on all matters subject to shareholders' vote, and each Class B ordinary share shall be entitled to 1.3 votes on all matters subject to shareholders' vote. Each Class B ordinary share shall be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances.

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.01 per share.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have the rights as provided in the deposit agreement between us, the depositary and holders and beneficial owners of our ADSs from time to time.

If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses.

You may surrender your ADSs to the depositary in exchange for the Class A ordinary shares underlying your ADSs. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section of this prospectus entitled "Description of American Depositary Shares." You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We and the selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase a maximum of additional ADSs.
Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to            ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. See "Underwriting" for additional information.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$             million, assuming an initial public offering price of US$            per ADS, the mid-point of the estimated public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds from this offering for the following purposes:
• US$ million for content acquisition and production;
• US$ million for product development and technology infrastructure; and
• US$ million for marketing and sales.

We intend to use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes, including potential facilities upgrade, and for potential acquisitions, although we are not currently negotiating any acquisition transactions. See "Use of Proceeds" for additional information.

Lock-up

We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors, existing shareholders and major holders of share-based awards have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus, except, with respect to Phoenix TV (BVI), to the extent necessary to allow Phoenix TV to make available to its shareholders an "assured entitlement" to a certain number of our ADSs, not to exceed            ADSs, as required pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. In addition, we have instructed Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of Class A ordinary shares or issue any ADSs for a period of 180 days after the date of this prospectus (other than in connection with this offering and the distribution of "assured entitlement" ADSs to certain of Phoenix TV's shareholders), unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. See "Principal and Selling Shareholders—Assured Entitlement Distribution" for more information about Phoenix TV's assured entitlement distribution. For more information about the lock-up agreements, see "Underwriting."

Listing

We have applied to list the ADSs on the New York Stock Exchange under the symbol "FENG." The ADSs or Class A ordinary shares will not be listed on any other exchange or traded on any other automated quotation system.

Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.
Depositary	Deutsche Bank Trust Company Americas.

 Our Summary Consolidated Financial Data

        The following summary consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Total revenues	222,626	262,347	528,696	80,105
Net advertising revenues	40,259	81,632	204,370	30,965
Paid service revenues	182,367	180,715	324,326	49,140
Cost of revenues(1)	(163,502)	(170,062)	(299,423)	(45,367)

Gross profit	59,124	92,285	229,273	34,738

Operating expenses:
Sales and marketing expenses(1)	(33,855)	(46,364)	(76,153)	(11,538)
General and administrative expenses(1)	(37,613)	(27,727)	(39,955)	(6,054)
Technology and product development expenses(1)	(17,104)	(16,579)	(31,012)	(4,699)

Total operating expenses	(88,572)	(90,670)	(147,120)	(22,291)

Income/(loss) from operations	(29,448)	1,615	82,153	12,447

Other income/(expenses):
Interest income	1,049	496	582	88
Foreign currency exchange gain	512	22	313	47
Others, net	(415)	(186)	1,534	233

Income/(loss) before tax	(28,302)	1,947	84,582	12,815

Income tax benefits/(expenses)	149	(1,660)	(10,499)	(1,590)

Net income/(loss) attributable to Phoenix New Media Limited	(28,153)	287	74,083	11,225

Net loss attributable to ordinary shareholders	(28,153)	(31,267)	(165,418)	(25,063)

Net loss per ordinary share—Basic	(0.09)	(0.10)	(0.51)	(0.08)
Net loss per ordinary share—Diluted	(0.09)	(0.10)	(0.51)	(0.08)
Weighted average number of ordinary shares used in computing basic loss per share	320,013	321,388	327,045	327,045
Weighted average number of ordinary shares used in computing diluted loss per share	320,013	321,388	327,045	327,045
Non-GAAP adjusted net income(2)	1,777	10,527	90,644	13,734

Notes:

(1)
Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,455	775	854	129
Sales and marketing expenses	6,539	2,904	4,664	707
General and administrative expenses	18,374	5,757	10,406	1,577
Technology and product development expenses	2,562	804	637	96
(2)
We define adjusted net income, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income together with net income/(loss) to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net income/(loss) for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net income/(loss) prepared in accordance with U.S. GAAP.

        Our non-GAAP adjusted net income is calculated as follows for the periods presented:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net income/(loss) attributable to Phoenix New Media Limited	(28,153)	287	74,083	11,225
Add back: Share-based compensation expenses	29,930	10,240	16,561	2,509

Non-GAAP adjusted net income	1,777	10,527	90,644	13,734

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
					(Pro-Forma)(1)
Consolidated Balance Sheet Data
Cash and cash equivalents	67,999	223,086	287,173	43,511	287,173	43,511
Accounts receivable, net	21,892	35,318	77,043	11,673	77,043	11,673
Total current assets	106,277	275,059	400,705	60,713	400,705	60,713
Total assets	144,208	314,302	447,262	67,767	447,262	67,767
Current liabilities	126,817	115,358	148,555	22,508	148,555	22,508
Total liabilities	127,942	116,931	152,038	23,036	152,038	23,036
Net assets	16,266	197,371	295,224	44,731	295,224	44,731
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.01 par value, 130 million shares authorized and issued as of December 31, 2009 and 2010; aggregate liquidation value of RMB197 million and RMB246 million as of December 31, 2009 and 2010, respectively, and none outstanding on a pro-forma basis as of December 31, 2010)	—	183,774	390,182	59,119	—	—
Total shareholders' equity/(deficit)	16,266	13,597	(94,958)	(14,388)	295,224	44,731
Total liabilities, mezzanine equity and shareholders' equity/(deficit)	144,208	314,302	447,262	67,767	447,262	67,767

(1)
Our consolidated balance sheet data as of December 31, 2010 is presented on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares into 130,000,000 Class A ordinary shares immediately upon the closing of this offering.

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition and prospects. The market price of our ADSs could decline as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

  We have a limited operating history, which makes it difficult to evaluate our business.

        We have a limited operating history for you to evaluate our business, financial performance and prospects. Significant growth in our business, employees, operations and revenues has occurred only since 2005. Our media convergence business model is new in China and we may not be able to achieve results or growth in future periods as we did in past periods. Although we have achieved profitability in recent periods, we incurred a net loss attributable to Phoenix New Media Limited for the fiscal year ended December 31, 2008. Our ability to achieve and maintain profitability depends on, among other factors, the growth of the Internet advertising market and mobile Internet services and applications industry in China, our ability to maintain cooperative relationships with Phoenix TV and mobile operators, our ability to control our costs and expenses and the continued relevance and usage of our wireless value-added services, or WVAS. We may not be able to achieve or sustain profitability on a quarterly or annual basis. Accordingly, due to our limited operating history, our historical growth rates may not be indicative of our future performance.

  If we fail to retain existing advertisers or attract new advertisers for our online advertising services, our business, results of operations and growth prospects could be materially affected.

        In 2008, 2009 and 2010, we generated 18.1%, 31.1% and 38.7% of our total revenues from advertising services. Going forward, we expect our net advertising revenues to contribute an increasing portion of our total revenues. Our ability to generate and maintain substantial advertising revenues will depend on a number of factors, many of which are ultimately beyond our control, including but not limited to:

  •
  the acceptance of online advertising as an effective way for advertisers to market their businesses;

  •
  the maintenance and enhancement of our brand;

  •
  the development of independent and reliable means of measuring online traffic and verifying the effectiveness of our online advertising services;

  •
  the development and retention of a large user base with attractive demographics for advertisers; and

  •
  our ability to have continued success with innovative advertising services.

        Our advertisers may choose to reduce or discontinue their business with us if they believe their advertising spending has not generated or would not generate enough sales to end customers or has not improved or would not effectively improve their brand recognition. In addition, certain technologies could potentially be developed and applied to block the display of our online advertisements and other marketing products on our website, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policies could restrict or curtail our online advertising services. Failure to retain our existing advertisers or attract new advertisers for our advertising services could seriously harm our business, results of operations and growth prospects.

        We plan to strengthen our sales team in order to more effectively build and maintain loyal relationships with our advertisers and agencies. If we fail to improve our sales team or provide satisfactory customer service to our advertisers and agencies, our business and results of operations could be materially and adversely affected.

  Any failure to retain large advertising agencies or attract new agencies on reasonable terms could materially and adversely affect our business. If consolidation continues among Chinese advertising agencies, our gross margin may be negatively affected.

        Approximately 71.5%, 71.4% and 74.8% of our net advertising revenues in China were derived from advertising agencies in 2008, 2009 and 2010, respectively. We primarily serve our advertisers through advertising agencies and rely on these agencies for sourcing our advertisers and collecting advertising revenue. In consideration for these agencies' services, the agencies earn advertising agency service fees which are deducted from our gross advertising revenues. While advertising agencies in China commonly increase their agency service fees on a sliding scale basis along with increased volume of business, if our agency service fees increase at a materially disproportional rate relative to our gross advertising revenues, our results of operations may be negatively affected. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will continue to maintain favorable relationships with them. If we fail to maintain favorable relationships with large advertising agencies or attract additional agencies, we may not be able to retain existing advertisers or attract new advertisers and our business and results of operations could be materially and adversely affected.

        Over the years, there has been some consolidation among advertising agencies in China. If the consolidation trend continues and the market is effectively controlled by a small number of large advertising agencies, such advertising agencies may be in a position to demand higher advertising agency service fees based on increased bargaining power, which could reduce our net advertising revenues.

  If we fail to continue to anticipate user preferences and provide high quality content that attracts and retains users, we may not be able to generate sufficient user traffic to remain competitive.

        Our success depends on our ability to generate sufficient user traffic through the provision of attractive content. If we are not able to license popular premium content at commercially reasonable terms, if our desired premium content becomes exclusive to our competitors, or if we do not continue to possess an exclusive license to Phoenix TV's content, the attractiveness of our offerings to users may be severely impaired. We also produce content in-house, and intend to continue to invest resources in producing original content. If we are unable to continue to procure premium and distinctive licensed content or produce in-house content that meets users' tastes and preferences, we may lose users, and our operating results may suffer. In addition, we rely on our team of skilled editors to edit and repackage our sourced content in a timely and professional manner for our users and any deterioration in our editing team's capabilities or losses in personnel may materially and adversely affect our operating results. If our content fails to cater to the needs and preferences of our users, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

  We may not be successful in growing our mobile Internet and value-added services, or MIVAS, business and any expected economic benefits from this business may not be realized.

        We have made significant efforts in recent years to expand our mobile Internet and value-added services, or MIVAS, which consists of digital reading services, mobile game services and WVAS. In 2008, 2009 and 2010, respectively, our MIVAS revenues accounted for 94.6%, 94.9% and 87.3% of our paid service revenues. However, our MIVAS business has a short operating history. As a result, there is limited financial data that can be used to evaluate our mobile business and its potential to generate revenues in the future. In addition, we cannot assure you that we will be successful in developing our mobile business, which will depend, among other things, on our ability to:

  •
  respond to market developments, including the development of new channels and technologies, and changes in pricing and distribution models;

  •
  maintain and diversify our distribution channels, including through our own mobile Internet site, the platforms of China Mobile Communications Corporation, or China Mobile, and the other Chinese mobile operators, mobile device manufacturers and mobile application stores;

  •
  develop new high quality MIVAS that can achieve significant market acceptance, and improve our existing MIVAS in a timely manner to extend their life spans and to maintain their competitiveness in the Chinese mobile market;

  •
  supplement our internally developed MIVAS by acquiring mobile Internet applications and/or services from third-party mobile Internet developers or cooperating with third-party mobile Internet developers to jointly develop mobile Internet applications and/or services;

  •
  develop and upgrade our technologies; and

  •
  execute our business and marketing strategies successfully.

        In addition, the MIVAS market, in particular with respect to mobile Internet services and applications, is an emerging market in China. The growth of this market and the level of demand and market acceptance of our services are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depends on a number of factors, some of which are beyond our control, including but not limited to:

  •
  the growth rate of mobile Internet in China;

  •
  changes in consumer demographics and preferences;

  •
  development in mobile device platform technologies and mobile Internet distribution channels; and

  •
  potential competition from more established companies that decide to enter the mobile Internet market.

        Due to the uncertainties in connection with our MIVAS in particular and the MIVAS industry in China generally, we cannot guarantee that our MIVAS will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition and results of operations.

  If we fail to successfully develop and introduce new products and services to meet the preferences of users, our competitive position and ability to generate revenues could be harmed.

        The preferences of media viewers are continuously evolving and we must continue to develop new products and services. If we fail to react to changes in user preferences in a timely manner or fall behind our competitors in providing innovative products and services, we may lose user traffic, which would negatively affect our results of operations. In addition, the planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue. At the same time, other media providers may be more successful in developing more attractive products and services. If our efforts to develop, market and sell new products and services to the market are not successful, our financial position, results of operations and cash flows could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

  We operate in highly competitive markets and we may not be able to compete successfully against our competitors.

        We face significant competition in the new media industry in China, including competition from major Internet portals, "pure play" Internet video companies, online video sites of major TV broadcasters and interactive and social network service providers, as well as companies with strong online video and MIVAS businesses. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting more aggressive brand promotions and other marketing activities and making acquisitions to increase their user bases. If any of our competitors achieves greater market acceptance or are able to offer more attractive online content, interactive services or MIVAS than us, our user traffic and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

        We also face competition from traditional advertising media such as television, newspapers, magazines, billboards and radio. Most large companies in China allocate, and will likely continue to allocate, a significant portion of their advertising budgets to traditional advertising media, particularly television. If online advertising as a new marketing channel does not become more widely accepted in China, we may experience difficulties in competing with traditional advertising media.

  We have contracted with third-party content providers and we may lose users and revenues if these relationships deteriorate or arrangements are terminated.

        We have relied and will continue to rely mostly on third parties for the content we distribute across our channels. If these parties fail to develop and maintain high-quality and engaging content, raise their licensing fees or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be materially harmed. In addition, the Chinese government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which, if exercised, would result in a significant decrease in the amount of content we are able to source for our website and negatively impact our results of operations. Moreover, we cannot assure you that our third-party content providers will not increase their content licensing fees in the future, which would negatively affect our income from operations.

  We may not be able to continue to receive the same level of support from Phoenix TV in the future. We could lose our exclusive license to Phoenix TV's content, which would have a material adverse effect on our video VAS business, which accounted for 5.0% of our total revenues in 2010, and would also negatively affect our video advertising business. Together, these impacts could have a material adverse effect on our business and results of operation.

        Phoenix TV, our majority shareholder, is a leading global Chinese language TV network broadcasting premium content globally and into China. In November 2009, our PRC subsidiary, Fenghuang On-line, entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement, under which Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology. Pursuant to the Phoenix TV Cooperation Agreement, in November 2009 each of our affiliated consolidated entities entered into a program content license agreement, or Content License Agreement, with Phoenix Satellite Television Company Limited and a trademark license agreement, or Trademark License

Agreement, with Phoenix Satellite Television Trademark Limited. Each of these agreements will expire in March 2016 unless both of the relevant parties agree to extend their respective terms.

        We benefit materially from the exclusive license granted to our affiliated consolidated entities by Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, to use Phoenix TV's copyrighted content on our Internet and mobile channels in China pursuant to the Content License Agreements. This exclusive license helps to distinguish our content offerings from those of other Internet and new media companies in China. Each of the Content License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) if either party's performance of its obligations is held unlawful under PRC law; or (iv) if an event occurs that adversely affects the performance by either party of its obligations and upon written notice by the unaffected party. The Content License Agreements will, unless extended further, expire in March 2016, or may be terminated early, and we may not be able to obtain rights to use Phoenix TV's content on our platform on commercially reasonable terms, on an exclusive basis or at all, which would have a material adverse effect on our video VAS, which accounted for 5.0% of our total revenues in 2010, and may also negatively affect our video advertising business. Together, these impacts could have a material and adverse effect on our business, results of operations and financial condition.

        In addition, our affiliated consolidated entities are able to use certain of Phoenix TV's logos pursuant to the Trademark License Agreements. We believe that our use of these logos helps to affiliate us with the brand of Phoenix TV, which helps to enhance our own brand. Tianying Jiuzhou and Yifeng Lianhe are obligated to pay annual license fees of US$7,000 and US$3,000, respectively, under the Trademark License Agreements, which fees are not subject to adjustment and may be waived at the discretion of Phoenix TV. Each of these agreements may be terminated early (i) by agreement of both parties in writing or (ii) by the non-breaching party in the event of a material breach by the other party of any covenant or a material failure by such party to perform any of its obligation and if the breach or failure, as applicable, is not rectified within ten days of receipt of written notice from the non-breaching party. The Trademark License Agreements expire in March 2016 and we cannot assure you that we will be able to continue to use Phoenix TV's logos in order to help maintain our brand affiliation with Phoenix TV. If our brand image deteriorates as a result of a weaker brand affiliation with Phoenix TV, our business and the price of your ADSs could be negatively affected.

        We provide our in-house produced content and UGC to Phoenix TV on a regular and frequent basis for display on its TV programs and Phoenix TV promotes our brand name and content on its TV network pursuant to the Phoenix TV Cooperation Agreement. As compensation for the rights granted to us under the Phoenix TV Cooperation Agreement, Fenghuang On-line is currently obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. If Phoenix TV's indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee under the Phoenix TV Cooperation Agreement, provided that it may not be raised to more than 500% of the original annual service fee. In addition to the annual service fee, Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV's video content to third parties, which is not subject to adjustment. In addition, if Phoenix TV's indirect equity interest in our company decreases to 35% or below, Phoenix TV has the right to immediately terminate the Phoenix TV Cooperation Agreement. The Phoenix TV Cooperation Agreement will, unless extended further, expire in March 2016, or may be terminated early, and therefore we cannot guarantee you that we may continue to benefit from promotional or other cooperative arrangements with Phoenix TV in the future. We cannot assure you that we will continue to receive the same level of support from Phoenix TV after we become a public company.

  Any negative development in Phoenix TV's market position, harm to Phoenix TV's brand or operations, or regulatory actions or legal proceedings affecting Phoenix TV's intellectual properties on which our business relies could materially and adversely affect our business and results of operations.

        Our business benefits significantly from our association with Phoenix TV's brand. Many of our users and advertisers are attracted to the "Phoenix" ( ) brand, with which our brand, "ifeng.com" ( ) shares a similar Chinese name. Any negative development in Phoenix TV's market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our business. Any negative development in Phoenix TV's operations or attractiveness to users or advertisers may materially and adversely affect our business and results of operations. Moreover, as our benefits materially from the content licensed to us by Phoenix TV, any regulatory actions or legal proceedings against Phoenix TV related to such content could have a material adverse impact on our results of operation.

  If we are unable to keep pace with rapid technological changes in the Internet and mobile Internet industries, our business may suffer.

        The Internet and mobile Internet industries have been experiencing rapid technological changes. For example, with the advances of search engines and social networking sites, Internet users may choose to access information through search engines or social networking sites instead of web portals or similar websites. With the advances in Internet interactivity, the interests and preferences of Internet users may increasingly shift to UGC, such as blogs, micro-blogs, and video podcasts. As broadband becomes more accessible, Internet users may increasingly demand content in pictorial, audio-rich and video-rich format. With the development of the mobile Internet in China, mobile users may shift from the current predominant text messaging services and other WVAS to newer services, such as mobile commerce, mobile video streaming, mobile Internet browsing and mobile digital reading services. Our future success will depend on our ability to anticipate, adapt and support new technologies and industry standards. If we fail to anticipate and adapt to these and other technological changes, our market share and our profitability could suffer.

  Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, including the banning of our video VAS, non-paid video services and video advertising services, which would materially and adversely affect our business and results of operation.

        The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the State Administration of Radio, Film, and Television, or SARFT, the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, or GAPP, the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

        Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by SARFT and MIIT on December 20, 2007 and came into effect on January 31, 2008, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that already had been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. See "Regulation—Regulation of Online Transmission of Audio-visual Programs."

        We started offering Internet audio-visual program services through Tianying Jiuzhou in China prior to the issuance of the Audio-visual Program Provisions. Tianying Jiuzhou submitted an application to SARFT to apply for the Internet audio-visual program transmission license when the relevant regulation came into effect. However, as of the date of this prospectus, SARFT has not issued Tianying Jiuzhou an Internet audio-visual program transmission license. Although we have been communicating with the relevant government authorities, such government authorities have not informed us as to when they will make a decision on whether to issue such license to Tianying Jiuzhou. To date, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our dissemination of audio-visual programs through our website or mobile channel without such license. We cannot assure you that Tianying Jiuzhou will be able to obtain the Internet audio-visual program transmission license. Due to Tianying Jiuzhou's lack of an Internet audio-visual program transmission license, the applicable local counterpart of SARFT may issue warnings, order us to rectify our violating activity and impose on us a fine of no more than RMB30,000. In case of severe contravention as determined by SARFT or its applicable local counterpart in its discretion, the applicable local counterpart of SARFT may ban the violating operations, seize our equipment in connection with such operations and impose a penalty of one to two times the amount of the total investment in such operations. The banning of our video VAS, non-paid video services and video advertising services would materially and adversely affect our business and results of operations.

  Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us. In 2010, approximately 42.0% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

        We are required to obtain an Internet news license from SCIO for the dissemination of news through our website. See "Regulation—Regulation of Internet News Dissemination." Tianying Jiuzhou submitted an application to the SCIO to apply for the Internet news license when the relevant regulation came into effect. However, as of the date of this prospectus, the SCIO has not issued an Internet news license to Tianying Jiuzhou. As a result of Tianying Jiuzhou's lack of an Internet news license, the SCIO or applicable information office at the provincial level may order us to cease the violating operations and impose a fine on us of not more than RMB30,000. In the case of severe contravention as determined by SCIO or its applicable local counterpart in its sole discretion, the telecommunications administrative authorities may, based on written confirmation opinions of SCIO or the applicable information office at the provincial level, and in accordance with the relevant regulations on Internet information services, cease our Internet information services that provide current political news or cease the Internet access services that third parties provide to us. In 2010, approximately 42.0% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties.

  During the course of the audit of our financial statements, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly if we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective.

        We have a relatively short operating history and limited accounting personnel and other resources with which to address our internal controls and procedures over financial reporting prior to this offering. During the course of the audit of our consolidated financial statements for the year ended December 31, 2008, 2009 and 2010, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

        The material weakness identified in connection with the audit of our financial statements in 2008, 2009 and 2010 relates to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements. The significant deficiency relates to the lack of written accounting manual and closing procedures to facilitate preparation of financial statements for financial reporting purposes. The material weakness resulted in audit adjustments and corrections to our financial statements.

        We appointed a chief financial officer with public company SEC reporting and U.S. GAAP experience in early December 2010. In addition, we plan to take initiatives to improve our internal control over financial reporting and disclosure controls, including (i) establishing an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company, (ii) establishing an internal audit function, (iii) hiring additional qualified professionals with relevant accounting experience for our finance and accounting department, (iv) providing additional accounting and financial reporting training for our accounting personnel, (v) standardizing our accounting systems by introducing additional programs and procedures, (vi) formalizing and standardizing policies and procedures in relation to period-end-closing and financial reporting at both headquarters and subsidiaries levels and (vii) increasing the level of interaction among our management, audit committee and other external advisors. However, the implementation of these initiatives may not fully address the material weakness and significant deficiency in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations. Our failure to cure the material weakness and significant deficiency or our failure to discover and address any other weaknesses or deficiencies may result in inaccuracies in our financial statements in accordance with U.S. GAAP or delay in preparing our financial statements. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

        Upon the completion of this offering, we will become a public company in the United States that is, or will be, subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies' internal control over financial reporting in their annual reports. In addition, an independent registered public accounting firm must report on the effectiveness of public companies' internal control over financial reporting. These requirements will first apply to us beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012. Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and significant deficiency or otherwise. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may not conclude that our internal control over financial reporting is effective or may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective or it may decline to attest to the effectiveness of our internal control over financial reporting.

  We depend on China Mobile, a related party, and other PRC mobile telecommunications operators for the majority of our paid service revenues, and any termination or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.

        We derive substantially all of our MIVAS revenues, as well as our revenues from our mobile subscription and pay-per-view video services from the provision of content through the networks of the PRC telecommunications operators. In particular, we rely primarily on the networks of China Mobile, a shareholder of Phoenix TV since August 2006 with an equity interest of 19.71% as of March 31, 2011, to deliver our services. In 2008, 2009 and 2010, we derived approximately 90.3%, 87.0% and 86.8%, respectively, of our paid service revenues from China Mobile. Within these revenues, we generated a significant portion through fixed fee arrangements with China Mobile for our digital reading services. The remainder of our MIVAS revenues and revenues from our mobile subscription and pay-per-view video services are derived from China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

        We have entered into a series of agreements with China Mobile and other Chinese mobile operators and their provincial subsidiaries to provide MIVAS and mobile subscription and pay-per-view video services through their networks. These mobile operators could terminate cooperation with us or refuse to perform their obligations to pay for the MIVAS and mobile subscription and pay-per-view video services we provide under the terms of our agreements with them for a variety of reasons, including failure to meet specified performance standards, the provision of poor services that gives rise to a high level of customer complaints or the delivery of content that violates the relevant operator's policies and applicable law. In addition, our agreements with the mobile operators are generally for terms of one year or less, the majority of which have automatic renewal provisions. There is no assurance that we will be able to renew these agreements on commercially reasonable terms, or at all. If any of the Chinese mobile operators ceases to cooperate with us, it is unlikely that such operator's customers will continue to use our mobile services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other Chinese mobile operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other Chinese mobile operators to deliver our MIVAS and mobile subscription and pay-per-view video services to our customers, any termination or deterioration of our relationship with China Mobile or other Chinese mobile operators may result in severe disruptions to our business operations and the loss of the majority of our revenues, and could have a material adverse effect on our financial condition and results of operations.

        In addition, our negotiating leverage with China Mobile and other Chinese mobile operators is limited because China Mobile and other Chinese mobile operators operate the mobile networks through which a large number of service and content providers deliver their products to mobile phone users in China. We cannot assure you that such operators will not adopt business strategies that could have a material adverse effect on our business. In addition, our ability to develop certain new MIVAS or mobile video businesses going forward may be restricted by the business policies of China Mobile or other Chinese mobile operations. Due to our limited negotiating leverage with these mobile operators, we cannot exert any influence on their business decisions. Therefore, we cannot assure you that China Mobile or other Chinese mobile operators will not implement business strategies that could have a material adverse effect on our results of operation and financial condition, or limit our ability to grow our MIVAS or mobile video businesses in the future.

  Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

        Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

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  global economic conditions;

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  our ability to maintain and increase user traffic;

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  our ability to attract and retain advertisers;

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  changes in the policies of mobile operators;

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  changes in government policies or regulations, or their enforcement;

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  geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

        Our operating results tend to be seasonal. For instance, we may have higher net advertising revenues during the fourth quarter of each year primarily due to greater advertising spending by our advertisers near the end of the year when they spend the remaining portions of their annual budgets. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

  Our efforts to develop additional distribution channels for our MIVAS and mobile subscription and pay-per-view video services may not succeed or may be restricted or halted by telecommunications operators.

        Cooperation with mobile device manufacturers has provided us with an important distribution channel for our MIVAS and mobile video services businesses. We pre-install into the menus of certain mobile devices certain of our MIVAS icons and short codes for products offered on the multimedia messaging service, or MMS, short message service, or SMS, and interactive voice response, or IVR, platforms. A consumer who buys a new mobile device pre-installed with our MIVAS or mobile video icons and codes can access and subscribe to our services quickly and easily. Mobile device manufacturers have, through our cooperation with them, become an important distribution channel. We cannot guarantee that mobile device manufacturers will continue their cooperation with us directly or maintain their current revenue sharing arrangements with us.

  Our dependence on the billing systems and records of mobile operators may require us to estimate portions of our reported revenues and cost of revenues for most of our MIVAS and mobile subscription and pay-per-view video services, which may require subsequent adjustments to our financial statements.

        We depend largely on the billing systems and records of the telecommunications operators to record the volume of our MIVAS and mobile subscription and pay-per-view video services provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the mobile operators confirming the value of our services that the mobile operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the mobile operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such instances, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of such reliance on internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the mobile operators' monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the mobile operators and their subsidiaries; however, we cannot assure you that these efforts will be successful. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the mobile operators. We cannot assure you that any negotiations between us and mobile operators to reconcile billing discrepancies would be resolved in our favor or that our financial condition and results of operations would not be materially and adversely affected as a result. Historically, there has been no significant difference between our revenue estimates and the mobile operators' billing statements.

  Significant changes in the policies or guidelines of China Mobile or other Chinese mobile operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.

        China Mobile or other Chinese mobile operators may from time to time issue policies or guidelines, requesting or stating their preferences for certain actions to be taken by all mobile Internet service providers using their networks. Due to our reliance on China Mobile and other Chinese mobile operators, a significant change in their policies or guidelines may cause our revenues to decrease or operating costs to increase. We cannot assure you that our financial condition and results of operations will not be materially adversely affected by policy or guideline changes by China Mobile or other Chinese mobile operators.

        For example, on November 30, 2009, China Mobile implemented a series of measures on PRC-based WAP sites targeted at eliminating offensive or unauthorized content, including pornographic content. As a result, China Mobile and other Chinese mobile operators suspended billing for their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third-party service providers of such services. China Mobile and mobile other operators have not yet indicated how long these new measures will remain in effect or whether they will expand the current measures. In the fourth quarter of 2009, mobile operators also imposed restrictions on pre-installations of mobile applications on handsets and tightened the requirement of additional billing confirmations. Largely due to such measures, our revenues from WVAS decreased in 2009 as compared to 2008.

        In January 2010, China Mobile began implementing an additional series of measures targeted at further improving the user experience for mobile device embedded services, in addition to the introduction of a new short message service, or SMS, code management system. Under these measures, WVAS that are embedded in mobile devices will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services related to SMS short codes will be required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

        We cannot assure you that China Mobile or other Chinese mobile operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our MIVAS (including WVAS) and our mobile subscription and pay-per-view video services, notifications to customers, the billing of customers or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell our MIVAS and mobile subscription and pay-per-view video services and develop our MIVAS and mobile video businesses, any of which could have a material adverse effect on our financial condition and results of operations.

  Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

        As part of our business strategy, we intend to identify and acquire assets, technologies and businesses that are complementary to our business. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired business may be disruptive to our business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our acquisitions are not successful, our financial condition and results of operation may be materially and adversely affected.

  Failure to obtain SARFT's approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business.

        A substantial amount of the video content on our website is closely linked to or is the online version of the TV content of Phoenix TV. PRC law requires approval from SARFT for introducing and broadcasting foreign television programs into China. In September 2004, SARFT promulgated certain regulations the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SARFT are qualified to apply to SARFT or its authorized entities for the introduction or broadcasting of foreign television programs. In addition, on July 6, 2004, SARFT issued the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 A/V Measures, which explicitly prohibit Internet service providers from broadcasting any foreign television program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice which extended this prohibition to broadcasting over mobile phones. In December 2007 and March 2009, however, SARFT issued two notices which provide that certain foreign audio-visual programs may be published through the Internet provided that certain regulatory requirements have been met and certain permits have been obtained, thereby implying that the absolute restriction against broadcasting foreign television programs on the Internet as set forth in the 2004 A/V Measures has been lifted. See "Regulation—Regulation of Foreign Television Programs and Satellite Channels." As of the date of this prospectus, we have not obtained an approval from SARFT for introducing and broadcasting foreign TV programs produced by Phoenix TV or other foreign TV stations in China. We have made oral inquiries with SARFT, and were orally informed that such operations do not violate the regulations on the introduction and distribution of foreign TV programs. Therefore, there is considerable uncertainty as to whether we are permitted to transmit foreign television programs through the online video services, including video VAS, that we offer. If SARFT or its local branch requires us to obtain its approval for our introduction and online broadcasting of overseas TV programs, we may not be able to obtain such approval in a timely manner or at all. In such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

  Failure to obtain certain permits for our health and Chinese medicine verticals would subject us to penalties.

        Entities in China are not allowed to provide drug-related or medical care information services online before obtaining an Internet Medicine Information Service Qualification Certificate and a Consent Letter for Internet Medical Care Information from the relevant local government agencies. See "Regulation—Regulation of Certain Internet Content." Certain of our verticals, such as our health and traditional Chinese medicine verticals contain drug-related information and certain online health diagnoses and treatment advices provided by our users. We do not currently have such certificate or consent letter, but have engaged an agency to assist us in applying for such certificate and consent letter. We cannot assure you that we may be able to obtain them. Without such certificate and consent letter, we may be subject to administrative warnings, termination of any Internet drug-related services and online health diagnoses and treatment services on our website, and other penalties that are not clearly provided for in the relevant regulations.

  If we fail to obtain or maintain all applicable permits and approvals relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions.

        Pursuant to PRC regulations regulating online games, online games (including mobile games) are categorized as a type of "online cultural product" and the provision of online games is deemed an Internet publication activity. Therefore, in order to operate an online game business, an operator should obtain an Online Culture Operating Permit from MOC (with a business scope covering operation of online games) and an Internet Publication License from GAPP in order to directly make its online games publicly available in China. Furthermore, pursuant to the Provisional Measures on the Administration of Online Games promulgated by MOC on June 3, 2010, an online mobile games operator should make a filing with MOC in respect of each domestic game within 30 days of commencing operations. In addition, each online game must be screened by GAPP by way of an approval process before it is first published and made publicly available. See "Regulation—Regulation of Online Cultural Activities, Online Games and Internet Music".

        Both Tianying Jiuzhou and Yifeng Lianhe are currently operating online game businesses. As of the date of this prospectus, Tianying Jiuzhou has obtained an Online Culture Operating Permit from MOC with respect to its operation of online games, and an Internet Publication License from GAPP with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe has not, however, obtained an Online Culture Operation Permit or an Internet Publication License. In addition, we have not obtained advanced approval for any of our online games from GAPP or filed our online games with MOC. We cannot assure you that (i) Yifeng Lianhe can obtain Online Culture Operating Permit from MOC allowing it to operate online games; (ii) Yifeng Lianhe can obtain an Internet Publication License; or (iii) Tianying Jiuzhou and Yifeng Lianhe can obtain all the required approvals and complete the relevant filing procedures with the relevant government authorities for each game they operate in a timely manner or at all. If the relevant authority challenges the commercial operation of our games and determines that we are in violation of the relevant laws and regulations regarding online and mobile games, it would have the power to, among other things, levy fines against us, confiscate our income and require us to discontinue our online game business. In addition, if we were deemed to be in violation of the relevant laws and regulations regarding online and mobile games, GAPP would have the ability to withdraw the Internet Publication License that it recently granted to Tianying Jiuzhou on April 15, 2011, which may affect, directly or indirectly, our ability to conduct our online digital reading services and game services.

  Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions.

        Pursuant to the Notice on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services issued on July 13, 2006 by MIIT, or the MIIT 2006 Notice, domestic telecommunications service providers are prohibited from leasing, transferring or selling telecommunications business operating licenses to any foreign investors in any form, or providing any resources, sites or facilities to any foreign investors for their operation of telecommunications businesses in China. According to the MIIT 2006 Notice, the holder of a value-added telecommunications business operating license, or ICP License, or its shareholders must directly own the domain names and trademarks used in their value-added telecommunications business operations. After the promulgation of the MIIT 2006 Notice in July 2006, the MIIT issued a subsequent notice in October 2006, or the MIIT October Notice, urging value-added telecommunication service operators to conduct self-examination regarding any noncompliance with the MIIT 2006 Notice prior to November 1, 2006. Pursuant to the MIIT October Notice, ICP License-holders who were not in compliance with the MIIT 2006 Notice were allowed to submit a self-correction report to the local provincial-level branch of MIIT by November 20, 2006.

        Our PRC consolidated affiliated entities, Tianying Jiuzhou and Yifeng Lianhe, are currently engaged in the provision of value-added telecommunications services and each of them has obtained ICP Licenses from MIIT or its local counterpart in Beijing. In addition, Tianying Jiuzhou owns our material domain names, including ifeng.com. However, our affiliated consolidated entities have not registered any trademarks to date and all the trademarks used in the value-added telecommunications services of Tianying Jiuzhou and Yifeng Lianhe, which consist of certain of Phoenix TV's logos, are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV. Therefore, we are not currently in compliance with the MIIT 2006 Notice.

        Phoenix Satellite Television Trademark Limited has completed the application form to transfer the "ifeng" logo, which the affiliated consolidated entities now license from Phoenix Satellite Television Trademark Limited, to Tianying Jiuzhou, and Tianying Jiuzhou has submitted the application to the PRC Trademark Office. It is expected that the transfer and related registration should take approximately six to nine months to complete. In addition, we will continue to examine the possibility of transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. Furthermore, we will register some of our own trademarks. We have begun the process of designing proprietary logos for use in the respective businesses of Tianying Jiuzhou and Yifeng Lianhe and plan to finish the designs in the next three months. Once the designs are finished, we plan to submit our registration applications to the PRC Trademark Office. The Trademark Office will first undertake a preliminary examination for compliance with the PRC Trademark Law, and if it finds our proposed trademarks to be in compliance, will make a public announcement allowing any person to file a claim to the trademark within a period of three months. If there is no such opposition, the Trademark Office will register the trademark, issue a registration certificate to us and make a public announcement. We expect the design and registration process to take approximately two years to complete. We intend to continue to use the logos we license from Phoenix TV in the interim period until our proprietary logos have been registered, and may continue to use these logos after our proprietary logos have been registered and the "ifeng" logo has been transferred to Tianying Jiuzhou.

        Although, neither of our consolidated affiliated entities has been required by the MIIT or its local counterpart to obtain and hold the ownership of the relevant trademarks related to our value-added telecommunications services to date, the provincial-level counterpart of MIIT may enforce the MIIT 2006 Notice on our affiliated consolidated entities. In such case, the provincial-level counterpart of

MIIT could order our affiliated consolidated entities to own the registered trademarks used in their value-added telecommunications business within a specified period of time. We do not have knowledge about the period of time that MIIT would provide us to complete the necessary remediation measures. We are also not aware that since issuing the MIIT October Notice, MIIT has promulgated any additional notices or guidelines with respect to timelines for self-examination or remediation of noncompliance with the MIIT 2006 Notice. Moreover, the MIIT October Notice does not specify how much time the MIIT allows for ICP License-holders to remedy their noncompliance issues. If we failed to remedy any noncompliance within the time frame specified by the provincial counterpart of MIIT, the relevant governmental authority would have the discretion to revoke our affiliated consolidated entities' licenses for value-added telecommunications or subject them to other penalties or sanctions, which would have a material and adverse effect on our business, financial condition, results of operations and prospects. Our value-added telecommunications services currently account for substantially all of our total revenues.

  We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our website.

        The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for service providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China's government regulation of the Chinese Internet sector include the following:

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  We operate our website in China through contractual arrangements due to restrictions on foreign investment in businesses providing value-added telecommunication services, including substantially all of our paid services and advertising services.

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  Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our website or complete shut-down of our website. For example, the State Secrecy Bureau, which is directly responsible for the protection of state secrets of all Chinese government and Chinese Communist Party organizations, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the service provider to liability and certain penalties imposed by the State Security Bureau, Ministry of Public Security and/or MIIT or their respective local counterparts.

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  On September 28, 2009, GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular expressly prohibiting foreign investors from participating in Internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. It is not clear yet as to whether other PRC government authorities, such as the Ministry of Commerce, or MIIT, will support GAPP in enforcing such prohibition.

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  Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.

        The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

  Failure to fully comply with PRC regulations regarding value-added telecommunications services may subject us to fines and other legal or administrative sanctions.

        Our affiliated consolidated entities provide value-added telecommunication services in China, from which we derive substantially all of our total revenues. Pursuant to the relevant PRC regulations regarding value-added telecommunications services, commercial operators of value-added telecommunications services must first obtain an ICP License from MIIT or its provincial-level counterparts. Operators providing ICP services across provinces are required to apply for a trans-regional ICP License directly from MIIT and make a filing with the relevant provincial counterparts of MIIT before they commence their operation in the relevant provinces. If there is any change or update to the registered information recorded on the ICP License or filed with the local provincial level counterparts of MIIT, the ICP License holder shall apply to MIIT or its relevant provincial-level counterpart to amend the relevant registered information or records. In addition, an approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. See "Regulation—Regulation of Telecommunications and Internet Information Services." In addition, with respect to services relating to SMS short codes, operators are required to obtain a SMS services access code license, or the SMS License, from MIIT or its provincial-level counterparts. If they provide services relating to SMS short codes across provinces, operators must apply for a trans-regional SMS License from MIIT and conduct filings with each of the provincial-level counterparts of MIIT where they conduct businesses. See "Regulation—Regulation of Telecommunications Networks Code Number Resources."

        Each of our affiliated consolidated entities has obtained a trans-regional ICP License and a SMS License from MIIT and completed filing procedures in connection with the ICP License with the relevant MIIT provincial level counterparts prior to the commencement of its operations in the relevant provinces. Currently, Tianying Jiuzhou and Yifeng Lianhe are handling filing procedures in connection with SMS Licenses in certain provinces and updating certain information with regard to ICP Licenses and SMS Licenses filed with certain local MIIT counterparts. Failure to complete the SMS License filings in certain provinces or to update the filing information of the ICP Licenses in a timely manner, may cause us to be ordered to rectify our noncompliance, given a warning and made subject to a fine of between RMB5,000 and RMB30,000. In addition, pursuant to the specifications recorded on the appendices to the ICP License of Tianying Jiuzhou and Yifeng Lianhe, Tianying Jiuzhou must establish a server platform as well as a branch office in each of Beijing, Zhengzhou, Henan Province and Dongguan, Guangzhou Province, and Yifeng Lianhe must establish server platforms as well as branch offices in each of Beijing and Nanjing Jiangsu Province. As of the date of this prospectus, Tianying Jiuzhou has not yet established server platforms or branch offices in Zhengzhou or Dongguan, and Yifeng Lianhe has not set up a server platform in Nanjing. Neither of Tianying Jiuzhou and Yifeng Lianhe has obtained any approval from MIIT allowing them to suspend, or waive the aforesaid requirement to establish branch offices and/or server platform(s) in the relevant cities. To date, Tianying Jiuzhou and Yifeng Lianhe have passed the annual inspections of their ICP Licenses and we have not received any notice of warning or penalties from MIIT or any of its local counterparts. If Tianying Jiuzhou or Yifeng Lianhe is deemed to be in violation of the relevant PRC regulations regarding value-added telecommunications services due to its non-compliance with respect to establishing certain servers or branch offices, MIIT or its applicable provincial-level counterpart may order us to rectify the noncompliance, confiscate the revenues generated therefrom and impose a fine of three to five times of the revenues (if the revenues generated therefrom are at least RMB50,000) or a fine of between RMB100,000 and RMB1,000,000 (if the revenues generated therefrom is less than RMB50,000). In such an event, we would promptly rectify the noncompliance by setting up the requisite branch offices and/or server platform(s), which would not be administratively difficult and would not cause us to incur material expenses. If we were to fail to do so and the MIIT or its relevant provincial-level counterpart deemed us to be in severe contravention of the relevant PRC regulations, then such authority may order us to stop doing business for internal rectification.

  The Chinese government may prevent us from advertising or distributing content, including UGC, that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our website.

        China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through mobile Internet devices that it believes violates Chinese law, including content that it believes is obscene or defamatory, incites violence, endangers the national security, or contravenes the national interest. In addition, certain news items, such as news relating to national security, may not be published without permission from the Chinese government. If the Chinese government were to take any action to limit or prohibit the distribution of information through our websites or through our services, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

        In addition to professionally produced content, content from Phoenix TV and our in-house produced content, we allow our users to upload text and images (UGC) to our websites. We have a content screening team of 30 editors who are responsible for monitoring and preventing the public release of inappropriate or illegal content, including UGC, on our websites or through our services. Although we have adopted internal procedures to monitor the content displayed on our websites, due to the significant amount of UGC uploaded by our users, we may not be able to identify all the UGC that may violate relevant laws and regulations. Failure to identify and prevent inappropriate or illegal from being displayed on our websites may subject us to liability.

        Moreover, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future. For example, in 2005, SARFT issued a notice prohibiting commercials for WVAS related to "fortune-telling" from airing on radio and television stations effective in February 2005. SARFT or other Chinese government authorities may prohibit the marketing of other Internet VAS, video VAS or MIVAS via a channel we depend on to generate revenues, which could have a material adverse effect on our business, results of operations or financial position.

  Content provided on our website may expose us to libel or other legal claims which may result in costly legal damages.

        Claims have been threatened and filed against us for libel, defamation, invasion of privacy and other theories based on the nature and content of the materials posted on our website. While we screen our content for such potential liability, there is no assurance that our screening process will identify all potential liability, especially liability arising from UGC and content we license from thirty parties. In the past, some of the claims brought against us have resulted in liability. Although none of such liability was material, we cannot assure you we will not be subject to future claims that could be costly, encourage similar lawsuits, distract our management team and harm our reputation and possibly our business.

  Advertisements on our website may subject us to penalties and other administrative actions.

        Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from relevant governmental authorities, which include the local branch of the SAIC, the local branch of the State Food and Drug Administration, the local branch of the Ministry of Health and the local branch of the State Administration of Traditional Chinese Medicine. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Pursuant to the contracts between us and advertising agencies, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our website, our account execution personnel, who comprise a separate back-office team, are required to review all advertising materials to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

        A majority of the advertisements shown on our website are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For example, the Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liability. Under the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. However, for the determination of the truth and accuracy of the advertisements, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

  Ineffective implementation of the separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our website and may subject us to penalties or administrative actions.

        We keep our advertising sales function separate from our team that is in charge of government compliance in order to prevent potential conflicts between our advertising business and our compliance with relevant PRC advertising laws and regulations. Before a sale is confirmed and the relevant advertisements are publicly posted on our website, our account execution personnel, who comprise a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials to ensure that the relevant advertisements do not contain any racial, violent, pornographic or any other improper content. These personnel will request an advertiser to provide proof of governmental approval if its advertisement is subject to special governmental review. Such procedures are designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. If we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

  The continuing and collaborative efforts of our senior management, key employees and other employees are crucial to our success, and our business may be harmed if we were to lose their services.

        Our success depends on the continuous efforts and services of Mr. Shuang Liu, our chief executive officer, Mr. Ya Li, our chief operating officer, and other members of our experienced senior management team, including Ms. Qianli Liu, our chief financial officer, and Mr. Yulin Wang, our executive vice president of mobile video and online reading. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. We do not maintain key-man life insurance for any of our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China's legal system. See "—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us."

        Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, finance, marketing, sales and customer service employees. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

  We have granted, and may continue to grant, stock options, restricted shares and restricted share units under our share incentive plans or adopt new share incentive plans in the future, which may result in increased share-based compensation expenses.

        We adopted a share option plan in June 2008 and a restricted share and restricted share unit plan in March 2011. As of the date of this prospectus, 19,008,200 restricted shares of our company, 5,602,855 contingently issuable shares, options to purchase 17,654,725 ordinary shares and restricted share units obligating our company to issue and deliver 10,030,958 ordinary shares are outstanding." See "Management—Share Incentive Plans". For the years ended December 31, 2008, 2009 and 2010, we recorded RMB29.9 million, RMB10.2 million and RMB16.6 million (US$2.5 million), respectively, in share-based compensation expenses. We believe the granting of stock options is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. Our share-based compensation expenses will increase materially in the first quarter of 2011 from the fourth quarter of 2010 and these expenses may continue to increase, which may have an adverse effect on our results of operations in the relevant periods.

  We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

        Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third party intellectual property rights. Companies in the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. Although our license agreements with licensors of premium licensed content require that the licensors have the legal right to license such content to us and give us the right to promptly remove any content that we have been notified contains infringing material, we cannot ensure that each licensor has such authorization and we may not receive notification of infringement. If any purported licensor does not actually have sufficient authorization relating to the premium licensed content or right to license a work of authorship provided to us, we may be subject to claims of copyright infringement from third parties, and we cannot ensure we can be fully indemnified by the relevant licensor for all losses we may incur from such claims.

        Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. From January 1, 2008 to March 31, 2011, we have been subject to ten copyright infringement cases in the PRC, nine of which have been concluded. We have lost one case, settled five cases and three cases have been withdrawn. The damages awards or settlement we paid among the lost and settled cases range from approximately RMB6,000 to RMB300,000 per case.

        In addition, our platform is open to Internet users for uploading text and images. As a result, content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to use our services in a way that is illegal, obscene or may otherwise violate generally accepted codes of ethics. However, given the volume of content uploaded it is not possible, and we do not attempt to identify and remove all potentially infringing content uploaded by our users.

        We cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than China, it is possible that we may be subject to such claims in the future. Any such claims in China, U.S., or elsewhere, regardless of their merit, could be time-consuming and costly to defend, and may result in litigation and divert management's attention and resources. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party in China, U.S. or elsewhere could cause us to pay substantial damages. For example, statutory damage awards in the U.S. can range from US$750 to US$30,000 per infringement, and if the infringement is found to be intentional, can be as high as US$150,000 per infringement. Additionally, the risk of an adverse determination in such litigation or an actual adverse determination may result in harm to our reputation or in adverse publicity. The risk of an adverse result or the actual adverse result in litigation may also require us to seek licenses from third parties, pay ongoing royalties or become subject to injunctions requiring us to remove content or take other steps to prevent infringement, each of which could prevent us from pursuing some or all of our business and result in our users and advertisers or potential users and advertising customers deferring or limiting their use of our services, which could materially adversely affect our financial condition and results of operations.

  We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

        We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our copyrighted content and other intellectual property. Monitoring such unauthorized use is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The PRC has historically afforded less protection to a company's intellectual property than the United States and the Cayman Islands, and therefore companies such as ours operating in the PRC face an increased risk of intellectual property piracy.

  The discontinuation of any of the preferential tax treatments available to us in China could materially and adversely affect our results of operations and financial condition.

        Under PRC tax laws and regulations, our PRC subsidiary, Fenghuang On-line enjoyed, or is qualified to enjoy, certain preferential income tax benefits. The Enterprise Income Tax Law, effective on January 1, 2008, or the EIT Law, and its implementation rules significantly curtail tax incentives granted to foreign-invested enterprises. The EIT Law, however (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, subject to certain transitional rules, and (iii) introduces new tax incentives, subject to various qualification criteria. For example, the EIT Law permits certain "high and new technology enterprises strongly supported by the state" to enjoy a reduced enterprise tax rate of 15%. According to the relevant administrative measures, to qualify as "high and new technology enterprises strongly supported by the state," Fenghuang On-line must meet certain financial and non-financial criteria and complete verification procedures with the administrative authorities. Continued qualification as a "high and new technology enterprise" is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. In the event the preferential tax treatment for Fenghuang On-line is discontinued or is not verified by the local tax authorities, and the affected entity fails to obtain preferential income tax treatment based on other qualifications such as Advanced Technology Service Enterprise, it will become subject to the standard PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. On April 21, 2010, the State Administration of Taxation issued Circular 157 providing additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we understood that if a high and new technology enterprise, or HNTE, entity was in a tax holiday period, where it was entitled to a 50% reduction in the tax rate, and it was also entitled to the 15% HNTE preferential tax rate, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay taxes at either the lower of 15% or 50% of the applicable PRC tax rate (in terms of a foreign investment enterprise during transition period such as Fenghuang On-line, 22% for 2010, 24% for 2011 and 25% starting from 2012). However, to date, Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions may not apply to NHTEs in Science & Technology Park of Haidian District. Therefore, Fenghuang On-line's current tax rate remained unchanged. We expect the relevant tax authority to issue more guidance in the future and, upon the issuance of such guidance, Fenghuang On-line's effective tax rate may increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Taxation."

  Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering with our systems, and there is no assurance that our back-up system is sufficient to guarantee uninterrupted operation.

        The continual accessibility of website and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information. Although we perform system back-up on a regular basis, there is no assurance that our back-up system is sufficient to guarantee uninterrupted operation. Future disruptions or any of the foregoing factors could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be materially and adversely affected if any of the above disruptions should occur.

  We have limited business insurance coverage.

        The insurance industry in China is still young and the business insurance products offered in China are limited. We do not have any business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

  A prolonged slowdown in the PRC economy may materially and adversely affect our results of operations, financial condition, prospects and future expansion plans.

        Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. These challenging market conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence. These factors, combined with declining business and consumer confidence and increased unemployment in the United States and elsewhere in the world, have precipitated a global economic slowdown, including a slowdown in the rate of economic growth in recent quarters in China. Given the dramatic change in the overall credit environment and economy, it is difficult to predict how long these conditions will exist and the extent to which we may be affected. While there have been signs of economic recovery in China and the world's major economies, there can be no assurance that the economic recovery may be sustained. As a result, prolonged disruptions to the global credit and capital markets and the global economy may materially and adversely affect the Chinese economy, consumer spending in China and our business, results of operations, financial condition, prospects and future expansion plans.

  We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to United States Holders (as defined below).

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a "passive foreign investment company," or PFIC, for the current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year in which: (i) at least 75% of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See "Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company."

        In addition, there are substantial uncertainties as to the treatment of our corporate structure and ownership of our affiliated consolidated entities for United States federal income tax purposes. If it is determined that we do not own the stock of our affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under "Taxation—Material United States Federal Income Tax Consequences." For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. You can sometimes avoid the adverse tax consequences of the PFIC tax rules with respect to the stock you own in a PFIC by electing to treat such PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this election is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. See "Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company."

        If we were a PFIC for any year during which a United States Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such United States Holder held our ADSs or ordinary shares. See "Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company." We cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which involves extensive factual investigation and cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

Risks Relating to Our Corporate Structure

  Phoenix TV (BVI) will own our Class B ordinary shares with 1.3 votes per share immediately prior to the completion of this offering, allowing it and Phoenix TV to exercise significant influence over matters subject to shareholder approval, and their interests may not be aligned with the interests of our other shareholders.

        Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, owns 64.84% of our total issued and outstanding shares prior to this offering, and immediately following this offering will beneficially own        % of our outstanding shares, or        % if the underwriters exercise their overallotment option in full, in each case assuming that the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADSs. Moreover, all shares held by Phoenix TV (BVI) will become Class B ordinary shares with 1.3 votes per share immediately prior to the completion of this offering. As a result, Phoenix TV (BVI) will hold        % of the total voting power of our shares immediately following this offering, or        % if the underwriters exercise their overallotment option in full. Accordingly, Phoenix TV (BVI), and Phoenix TV through Phoenix TV (BVI), will have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. Phoenix TV (BVI) may take actions that are not in the best interest of us or our other shareholders and may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors' perception that conflicts of interest may exist or arise.

  We may have conflicts of interest with Phoenix TV and, because of Phoenix TV's controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us.

        Conflicts of interest may arise between Phoenix TV and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

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  Our board members or executive officers may have conflicts of interest.  Certain of our board members and executive officers own shares, restricted share units and/or options in Phoenix TV. Phoenix TV may continue to grant incentive share compensation to certain of our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Phoenix TV and us.

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  Sale of shares in our company.  Phoenix TV (BVI) may decide to sell all or a portion of our shares that it beneficially owns to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or public shareholders.

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  Competition.  We do not have a non-compete agreement with Phoenix TV and therefore neither we nor Phoenix TV is prohibited from entering into competition with each other in respect of our respective current businesses or new businesses.

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  Allocation of business opportunities.  Business opportunities may arise that both we and Phoenix TV find attractive, and which would complement our respective businesses. We and Phoenix TV do not have an agreement governing the allocation of new business opportunities presented to us and Phoenix TV in the future, and therefore, it is not certain which company will have the priority to pursue such business opportunities when such opportunities arise.

        Although our company is a separate, stand-alone entity, Phoenix TV (BVI), a wholly owned direct subsidiary of Phoenix TV, will own Class B ordinary shares immediately prior to the completion of this offering, each of which will be entitled to 1.3 votes on all matter subject to shareholders' vote, and we expect to operate as a part of the Phoenix TV group. Phoenix TV may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Phoenix TV's decisions with respect to us or our business may be resolved in ways that favor Phoenix TV and therefore Phoenix TV's own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

  If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations.

        Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile Internet businesses. Specifically, pursuant to the Regulations for Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council issued on December 11, 2001 and amended on September 10, 2008, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, Fenghuang On-line and two consolidated affiliated entities in the PRC, namely, Yifeng Lianhe and Tianying Jiuzhou, and their respective shareholders. Yifeng Lianhe holds the licenses and permits necessary to conduct our mobile business in China, while Tianying Jiuzhou holds the licenses and permits necessary to conduct our Internet portal, video, mobile Internet business, and Internet advertising and related businesses in China. Our contractual arrangements with Yifeng Lianhe and Tianying Jiuzhou and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see "Our History and Corporate Structure."

        We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

  We rely on contractual arrangements with our affiliated consolidated entities in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

        We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our Internet and mobile

Internet businesses. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the affiliated consolidated entities. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the affiliated consolidated entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

        If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any affiliated consolidated entity or its shareholders terminate the contractual arrangements or (iii) any affiliated consolidated entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be adversely and materially affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate the applicable businesses in China.

        In addition, if any affiliate consolidated entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the affiliated consolidated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs.

        All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

  The shareholders of our affiliated consolidated entities may have potential conflicts of interest with us.

        Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet and mobile Internet businesses. The shareholders of our affiliated consolidated entities are individuals who are PRC citizens. Since we are over 85% owned by foreign investors, none of the shareholders of our affiliated consolidated entities are significant shareholders of our company. In addition, one of the shareholders, Mr. Yinxia Liu, does not own any shares or rights to purchase any shares of our company. Therefore, the interests of these individuals as shareholders of the affiliated consolidated entities and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the affiliated consolidated entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have an adverse effect on our ability to effectively control our affiliated consolidated entities and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between these shareholders and our company. We rely on these shareholders to abide by the laws of the Cayman Islands and China. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the affiliated consolidated entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

  The contractual arrangements with the affiliated consolidated entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

        Under applicable PRC laws, rules and regulations, arrangements and transactions between related parties may be subject to audits or challenges by the PRC tax authorities. If any of the transactions we have entered into between our wholly-owned subsidiary in China and any of the affiliated consolidated entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm's length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the profits and losses of such affiliated consolidated entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such affiliated consolidated entity for under-paid taxes. Our net income may be adversely and materially affected if the tax liabilities of any of the affiliated consolidated entities increase or if it is found to be subject to late payment fees or other penalties.

  We may rely on dividends and other distributions on equity paid by our wholly-owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

        We are a holding company, and we may rely on dividends and other distributions on equity paid by Fenghuang On-line, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If Fenghuang On-line incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Fenghuang On-line currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Fenghuang On-line to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Fenghuang On-line only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Fenghuang On-line is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Fenghuang On-line must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Fenghuang On-line on its own discretion. As a result of these PRC laws, rules and regulations, Fenghuang On-line is restricted from transferring a portion of its net assets to us whether in the form of dividends. As of December 31, 2010, Fenghuang On-line's restricted reserves totaled RMB9.1 million. These restricted reserves are not distributable as cash dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

  Strengthened scrutiny over acquisition and disposition transactions by the PRC tax authorities may have a negative impact on us or your disposition of our shares or ADS.

        Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, on April 30, 2009, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Equity Transfers of Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008. Pursuant to the two circulars, in the event that we or Phoenix Satellite Television Information Limited dispose of any equity interests in Fenghuang On-line, whether directly or indirectly, we or Phoenix Satellite Television Information Limited may be subject to income tax on capital gains generated from disposition of such equity interests. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the corresponding investment. If the PRC tax authorities make such an adjustment, our income tax costs will be increased.

        By promulgating and implementing the circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer by non-resident enterprises of equity interests in PRC resident enterprises. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore holding vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Further, non-resident enterprises may be required to submit filings with the PRC tax authorities to report their indirect transfer of equity interests in a PRC resident company if certain criteria are met, i.e., where the transferred offshore holding vehicle is incorporated in a tax jurisdiction where the capital gain tax rate is less than 12.5%. It is not clear to what extent the holders of our shares or ADS may be subject to these requirements. We have conducted and may conduct acquisitions and dispositions involving complex corporate structures, and we may not be able to make timely filings with the PRC tax authorities as required. The PRC tax authorities may, at their discretion, impose or adjust the capital gains on us or the holders of our shares or ADS or request us or the holders of our shares or ADS to submit additional documentation for their review in connection with any relevant acquisition or disposition, and thus cause us or the holders of our shares or ADS to incur additional costs.

Risks Relating to Doing Business in China

  Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

        Since substantially all of our business operations are conducted in China, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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  the degree of government involvement;

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  the level of development;

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  the growth rate;

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  the control of foreign exchange;

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  access to financing; and

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  the allocation of resources.

        While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

        The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People's Bank of China's statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since September 2008, the People's Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in response to the global downturn. However, since January 2010, the People's Bank of China has begun to increase the statutory reserve ratio in response to rapid domestic growth, which may have a negative impact on the Chinese economy. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

  Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

        The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and consolidated affiliates and their subsidiaries established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our employees, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in

China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

  Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

        The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the RMB traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

        As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

  You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our management or the experts named in this prospectus.

        We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments. For more information regarding the relevant laws of the China and the Cayman Islands, see "Enforceability of Civil Liabilities."

  PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities.

        In utilizing the proceeds from this offering, as an offshore holding company of our PRC subsidiary and affiliated consolidated entities, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, registrations and/or approvals. For example, loans by us, as an offshore holding company, to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange or SAFE, or its local counterpart. If we provide loans to our PRC subsidiary, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. We may also determine to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. Because the affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the proceeds from this offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

        In addition, on August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. We expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiary. Such business scope permits our PRC subsidiary to provide technical and operational support to our affiliated consolidated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiary.

  If the PRC government finds that our PRC beneficial owners are subject to the SAFE registration requirement under SAFE Circular No. 75 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, such PRC beneficial owners may be subject to personal liability, our ability to acquire PRC companies or to inject capital into our PRC subsidiary may be limited, our PRC subsidiary's ability to distribute profits to us may be limited, or our business may be otherwise materially and adversely affected.

        SAFE has promulgated several regulations, including the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments

via Overseas Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, and the relevant implementing rules thereunder. These regulations require PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an "offshore special purpose company", for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to any material events of that offshore special purpose company, such as any increase or decrease of its capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Furthermore, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of a SAFE registration by the offshore special purpose company's shareholders who are PRC residents in a timely manner. See "Regulation—Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents".

        Based on the opinion of our PRC counsel, Zhong Lun Law Firm, we understand that the aforesaid registration requirement under SAFE Circular No. 75 and the relevant implementing rules do not apply to our PRC subsidiary or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular No. 75; (ii) none of the former or current shareholders of our PRC consolidated affiliated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our consolidated affiliated entities; and (iii) all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our employee share option plan. However, we cannot assure you that the PRC government would hold the same opinion as us, and the relevant government authorities have broad discretion in interpreting these rules and regulations. If SAFE or any of its local branches requires our PRC resident beneficial owners to register their interest in our company pursuant to SAFE Circular No 75 and the related implementing rules, we will request our PRC resident beneficial owners to make the necessary registration, filings and amendments as required. However, we cannot provide any assurances that these PRC resident beneficial owners will apply for and complete any applicable registrations, filing and amendments. The failure or inability of such PRC resident beneficial owners to do so may subject our PRC subsidiary to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary's ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

  Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans, share option plans or restricted stock plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under the applicable PRC regulations, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with the SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China to handle various foreign exchange matters associated with their employee stock options plans. In the case of a stock ownership plan, an overseas custodian bank should be retained by the PRC agent to hold in trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification in the jurisdiction where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. The PRC agents or employers should, on behalf of the domestic individuals, apply annually to the SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals' exercise of the employee stock options. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan will be subject to these regulations when our company becomes a publicly-listed company in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See "Regulation—Regulations on Employee Share Options."

  The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any requirement to obtain prior CSRC approval could delay, or create uncertainties regarding, this offering, and our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

        On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. According to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign invested enterprises). If an SPV purchases, for the purpose of overseas listing and by means of paying consideration in shares of such SPV, domestic interests held by PRC domestic companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. However, the applicability of the 2006 M&A Rules with respect to CSRC approval is unclear. The CSRC currently has not issued any definitive rule concerning whether offerings like the offering contemplated by our company are subject to the 2006 M&A Rules and related clarifications.

        Our PRC counsel, Zhong Lun Law Firm, has advised us that the 2006 M&A Rules do not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, given that:

  •
  the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and seek overseas listing;

  •
  our PRC operating subsidiary was incorporated indirectly by Phoenix TV, a Hong Kong-listed company, rather than a SPV as defined under the 2006 M&A Rules; and

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  our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any "domestic company" as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our PRC operating subsidiary and each of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

        Our PRC counsel has further advised us that there are uncertainties regarding the interpretation and application of relevant PRC laws, regulations and rules. If the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

        We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude that we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under this new PRC regulation. Uncertainties and/or negative publicity regarding this new PRC regulation could have a material adverse effect on the trading price of our ADSs.

  The approval of the Ministry of Commerce may be required in connection with the establishment of our contractual arrangements with the affiliated consolidated entities. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

        The 2006 M&A Rules also provide that approval by the Ministry of Commerce is required prior to a foreign company acquiring a PRC domestic company where the foreign company and the domestic company have the same de facto controlling person(s) that are PRC domestic individual(s) or enterprise(s). The applicability of the 2006 M&A Rules with respect to the Ministry of Commerce's approval is unclear.

        Our PRC legal counsel has advised us that an approval from the Ministry of Commerce is not required for our contractual arrangements among our PRC operating subsidiary and each of the affiliated consolidated entities, based on their understanding of the current PRC laws, rules and regulations, given that our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any "domestic company" as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our PRC operating subsidiary and each of the respective affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

        However, if the Ministry of Commerce subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from the Ministry of Commerce or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, require us to restructure our ownership structure or operations, limit our operations, delay or restrict sending the proceeds from this offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

  Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

  Dividends we receive from our operating subsidiary located in the PRC may be subject to PRC withholding tax.

        The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are "non-resident enterprises," to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% income tax if we are considered as a "non-resident enterprise" under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

  We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

        The EIT Law also provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. Despite the present uncertainties as a result of limited guidance from PRC tax authorities on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.

  Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

        Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interest of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for tax purposes, the dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC withholding tax. Furthermore, it is unclear in these circumstances whether holders of our ordinary shares or ADSs would be able to claim the benefit of income tax treaties entered into between China and other countries or regions. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises," or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

  We may be required to register our operating offices not located at our residence addresses as branch companies under PRC law.

        Under PRC law, a company setting up premises outside its resident address for business operations must register such operating offices with the relevant local industry and commerce bureau at the place where such premises are located as branch companies and shall obtain business licenses for such branches. Our affiliated consolidated entities have operations at locations other than their respective resident addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Risks Relating to this Offering

  There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

  The market price for our ADSs may be volatile which could result in a loss to you.

        The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

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  announcements of competitive developments;

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  regulatory developments in China affecting us, our clients or our competitors;

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  announcements regarding litigation or administrative proceedings involving us;

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  actual or anticipated fluctuations in our quarterly operating results;

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  changes in financial estimates by securities research analysts;

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  addition or departure of our executive officers;

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  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  sales or perceived sales of additional ordinary shares or ADSs.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

  We have not determined a specific use for a portion of our net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of our net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.

  Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of December 31, 2010, after giving effect to this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

  Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have            ordinary shares outstanding, including            Class B ordinary shares and             Class A ordinary shares represented by            ADSs assuming that the entire assured entitlement to Phoenix TV's shareholders is made in ADSs, and             ordinary shares outstanding, including            Class B ordinary shares and            Class A ordinary shares represented by ADSs, if the underwriters exercise their over-allotment option in full and assuming that the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Except with respect to Phoenix TV (BVI), our existing shareholder and a wholly owned subsidiary of Phoenix TV, to the extent necessary to allow Phoenix TV to make available to its shareholders an "assured entitlement" to a certain number of our ADSs, the remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into between us, the underwriters and other shareholders as further described under "Underwriting" and "Shares Eligible for Future Sale." In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

        In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See "Description of Share Capital." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

  Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Our second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 1.3 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Our existing shareholder, Phoenix TV (BVI), which is wholly owned by Phoenix TV, will hold Class B ordinary shares, each of which is convertible into one Class A ordinary share at any time by the holder thereof, upon the completion of this offering. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to these two classes, our existing shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

  Anti-takeover provisions in our articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium.

        Our second amended and restated articles of association that will become effective immediately prior to the completion of this offering include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

        For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

  As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares and ADSs.

        The NYSE Listed Company Manual in general require listed companies to have, among other things, a majority of its board be independent, an audit committee consisting of a minimum of three members and a nominating and corporate governance committee consisting solely of independent directors. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of the above requirements of the NYSE Listed Company Manual. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of an audit committee or nominating and corporate governance committee. We will rely upon the relevant home country exemption and exemptions afforded to controlled companies in lieu of certain corporate governance practices, such as having less than a majority of the board be independent and establishing an audit committee consisting of two independent directors. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs.

  We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

        Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a foreign private issuer. As a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic issuers, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, the executive compensation disclosure requirements to which we will be subject under Form 20-F will be less rigorous than those required of U.S. issuers under Form 10-K. Furthermore, in the fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make quarterly reports available to our shareholders in a timely manner and are required under the Exchange Act to provide current reports on Form 6-K, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

  We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

  Judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

  Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

        Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

  The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not vote, unless:

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  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders.

        The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

  You may be subject to limitations on transfers of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

  Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

        In addition, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive any such distribution.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "aim," "anticipate," "believe," "estimate," "expect," "intend," "likely to," "may," "plan," "will" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

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  our growth strategies, including without limitation strategies to grow particular products or services;

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  our future business development, results of operations and financial condition;

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  expected changes in our revenues, including in components of our total revenues, and certain cost or expense items;

  •
  our ability to manage the expansion of our operations; and

  •
  changes in general economic and business conditions in China.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement that includes this prospectus with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

        Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports, including, among others, a report generated by Gartner Inc. The Gartner report described herein, or the Gartner Report, represents data, research opinion or viewpoints published, as part of a syndicated service, by Gartner and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and opinions expressed in the Gartner Report are subject to change without notice.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the initial public offering price range set forth on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our net proceeds from this offering by US$             million, or US$             million if the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

        We intend to use the net proceeds from this offering for the following purposes:

  •
  US$             million for content acquisition and production;

  •
  US$             million for product development and technology infrastructure; and

  •
  US$             million for marketing and sales.

        We intend to use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes, including potential facilities upgrade, and for potential acquisitions although we are not currently negotiating any acquisition transactions.

        The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

        Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

        In utilizing the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC operating subsidiary only through loans or capital contributions and to our affiliated consolidated entities only through loans. Subject to the satisfaction of applicable government registration and approval requirements, we may extend loans to our operating subsidiary and affiliated consolidated entities in China or make additional capital contributions to our operating subsidiary in China to fund their capital expenditures or working capital. For an increase of registered capital of our PRC subsidiary, we need to receive approval from the Ministry of Commerce of the PRC or its local counterparts, who will decide within 90 days after receiving the application documents. If we provide funding to our PRC subsidiary through loans, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital. Such loans should be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of obtaining such approvals or completing such registration is minimal. If we are not able to receive such approvals in a timely basis or at all, we may consider adopting legally permissible alternatives, including we and our PRC subsidiary entering into transactions by which our PRC subsidiary borrows RMB loans from a financial institution in China and we or any of our offshore entities providing corporate guarantees to an offshore affiliate of such financial institution in connection with the borrowing of such a loan by our PRC subsidiary.

        We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities."

 DIVIDEND POLICY

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

        We have not paid in the past and do not have any present plan to declare and pay any dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China, which in turn relies on the payments received from our affiliated consolidated entities in China pursuant to the contractual arrangements that established our corporate structure. Current PRC laws, rules and regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

        If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2010:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares into 130,000,000 Class A ordinary shares immediately upon the completion of this offering and the re-designation of our outstanding ordinary shares held by Phoenix TV (BVI) into Class B ordinary shares immediately prior to the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares into 130,000,000 Class A ordinary shares immediately upon the completion of this offering, (ii) the re-designation of our outstanding ordinary shares held by Phoenix TV (BVI) into Class B ordinary shares immediately prior to the completion of this offering, and (iii) the sale of             Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2010
	Actual	Pro-forma	Pro-forma as adjusted(1)
	RMB	RMB (unaudited)	RMB (unaudited)
	(in thousands)
Series A convertible redeemable preferred shares, US$0.01 par value, total preferred shares authorized 130,000,000, 130,000,000 shares issued and outstanding	390,182	—
Equity:
Ordinary shares, US$0.01 par value, 870,000,000 shares authorized, 493,497,237 shares issued and outstanding, 173,497,237 Class A, ordinary shares issued and outstanding on a pro forma basis, and 320,000,000 Class B ordinary shares issued and outstanding on a pro forma basis	25,140	33,720
Additional paid-in capital(2)	—	381,602
Statutory reserve	10,314	10,314
Accumulated deficits	(129,411)	(129,411)
Accumulated other comprehensive income	(1,001)	(1,001)

Total (deficit) equity(2)	(94,958)	295,224

Total capitalization(2)	295,224	295,224

(1)
Assumes that the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADS.

(2)
A US$1.00 increase (decrease) in the assumed initial public offering price of $            per ADS would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by US$             million.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after the offering. Dilution results from the fact that the per ordinary share offering price of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value at December 31, 2010 was US$44.4 million, or US$0.12 per ordinary share and US$            per ADS. Net tangible book value represents total consolidated tangible assets less total consolidated liabilities. Our pro forma net tangible book value at December 31, 2010 was US$44.4 million, or US$0.12 per ordinary share and US$            per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the automatic conversion of all our Series A redeemable convertible preferred shares into 130,000,000 ordinary shares immediately prior to the closing of this offering.

        Without taking into account any other changes in such net tangible book value after December 31, 2010, other than to give effect to (i) the automatic conversion of all our Series A redeemable convertible preferred shares into 130,000,000 ordinary shares immediately prior to the closing of this offering, and (ii) our sale of            ADSs in this offering at the initial public offering price of US$            per ADS and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2010 would have been US$             million, or US$            per share and US$            per ADS. This represents an immediate increase in pro forma net tangible book value of US$            per ordinary share, or US$            per ADS, to existing shareholders and an immediate dilution of US$            per ordinary share, or US$            per ADS, to investors purchasing ADSs in this offering.

        Dilution is determined by subtracting pro forma as adjusted net tangible book value per ADS after this offering from the amount of cash paid by a new investor for one ADS. The following table illustrates this per share dilution:

Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of December 31, 2010	US$	44,372,970
Pro forma net tangible book value per ordinary share as of December 31, 2010	US$	44,372,970
Increase in pro forma net tangible book value per ordinary share attributable to this offering	US$
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering	US$
Dilution per ordinary share to new investors	US$
Dilution per ADS to new investors	US$
Dilution to new investors (percentage)*			%

*
Calculated based on the dilution per ADS to new investors as a percentage of the per ADS initial public offering price of US$            per ADS.

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, or by US$            per ordinary share and by US$            per ADS, assuming no exercise of the underwriters' option to purchase additional ADSs, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes the number of ordinary shares purchased from us as of                        , the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$            per ADS after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased				Average Price Per Ordinary Share
			Total Consideration			Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		US$	US$
New investors			US$		US$	US$

Total		100.0%	US$	100.0%

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$            , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        The dilution to new investors will be US$            per ordinary share and US$            per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

        The foregoing discussion and tables assumes no exercise of any outstanding share options. As of the date of this prospectus, there are 52,296,738 ordinary shares issuable upon (i) exercise of outstanding stock options at a weighted average exercise price of US$0.03215 per share and (ii) satisfaction of conditions and the raising of restrictions applicable to outstanding contingently issuable shares, restricted shares and restricted share units, and there are 206,025 ordinary shares available for future issuance upon the exercise of future grants under our share incentive plans. To the extent that any of these options are exercised, conditions are satisfied or restrictions are raised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

        A number of RMB-denominated figures used in this prospectus are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010, which was RMB6.6000 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5317 to US$1.00 as of April 15, 2011.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2010	6.6000	6.7605	6.8330	6.6000
January-September	6.6905	6.8060	6.8330	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 15, 2011)	6.5317	6.5382	6.5477	6.5310

(1)
Source: Federal Reserve Statistical Reserve

(2)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

        In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the RMB traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We were incorporated in the Cayman Islands in order to enjoy some advantages associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Most of our officers and directors are nationals and residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. In addition, it will be difficult for U.S. shareholders to originate actions against us in China based upon Cayman Islands, U.S. or PRC laws, by virtue only of holding our ADSs or common shares, to establish a connection to the PRC as required by the PRC Civil Procedures Law in order for a PRC court to have jurisdiction. U.S. shareholders may be able to originate actions against us in the Cayman Islands based upon Cayman Islands laws. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for a shareholder to enforce a judgment obtained in a Cayman Islands court in China, where all of our operations are conducted.

        We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Zhong Lun Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on principle of reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security, or social and public interest. However, China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

 OUR HISTORY AND CORPORATE STRUCTURE

Our History

        Phoenix TV registered the domain name phoenixtv.com for its corporate website in 1998. Tianying Jiuzhou began operating this website after its establishment in April 2000. Before Phoenix TV undertook its initial public offering in Hong Kong in 2000, Tianying Jiuzhou maintained this website with a small team of employees. As part of the reorganization before its initial public offering, in September 1999, Phoenix TV incorporated Phoenix Satellite Television Information Limited in the British Virgin Islands to be the holding company of its new media business.

        In November 2005, Mr. Shuang Liu, a vice president of Phoenix TV, was appointed to lead Phoenix TV's new media business. Upon his appointment, Mr. Liu began implementing his vision to transform the business from a mere corporate website of Phoenix TV into a new media company capitalizing on the future of new media convergence. Yifeng Lianhe was established in June 2006 to provide new media mobile services in China. In July 2007, Tianying Jiuzhou registered the domain name ifeng.com and redirected the traffic of phoenixtv.com and phoenixtv.com.cn to ifeng.com.

        On November 22, 2007, Phoenix New Media Limited, an exempted limited liability company, was incorporated in the Cayman Islands as a subsidiary of Phoenix TV to be the holding company for its new media business. In May 2008, Phoenix Satellite Television (B.V.I.) Holding Limited transferred the sole outstanding share of Phoenix Satellite Television Information Limited to us in exchange for 319,999,999 ordinary shares of our company. In November 2009, we entered into a share purchase agreement with Morningside, Intel Capital and Bertelsmann Asia pursuant to which these investors purchased an aggregate of 130,000,000 Series A convertible redeemable Preferred Shares of our company.

        Fenghuang On-line was established in December 2005. Fenghuang On-line's business license states that it may conduct general business activities that do not require approval or registration under PRC laws and regulations or that are not limited by the foreign investment industrial policy of the PRC. Fenghuang On-line does not provide any Internet, video or mobile services or conduct any advertising activities and, therefore, is not required to have an authorized business scope that covers such services. On December 31, 2009, Fenghuang On-line entered into a series of contractual arrangements with each of our affiliated consolidated entities, Tianying Jiuzhou and Yifeng Lianhe, and their respective shareholders to govern our relationships with the affiliated consolidated entities, at which time we became operational in our current corporate structure. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See "—Contractual Arrangements with Our Affiliated Consolidated Entities" below. Accordingly, we treat these companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP.

Our Corporate Structure

        The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)
All percentage equity interests in the diagram above are on an as-converted basis.

(2)
Upon completion of the offering, our current directors and executive officers as of the date of this prospectus, including Keung Chui, Shuang Liu, Ya Li, Daguang He, Qin Liu, Qianli Liu and Yulin Wang, will collectively beneficially own            % of our ordinary shares, which will consist of Class A ordinary shares.

        We established Phoenix New Media (Hong Kong) Company Limited, a Hong Kong limited liability company, on February 24, 2011 in order to begin to establish a corporate structure that may allow for more efficient withholding tax treatment of any dividends to our company, provided that Phoenix New Media (Hong Kong) Company Limited becomes the parent company of our PRC subsidiary and the beneficial owner of any of its dividends, and receives approval from the PRC tax authority to enjoy preferential withholding tax treatment.

        In 1999, PHOENIXi Investment Limited, which holds 100% equity ownership of PHOENIXi Inc. and Guofeng On-line (Beijing) Information Technology Co., Ltd., was established primarily to develop an Internet business in North America. The business operations of PHOENIXi Investment Limited and its subsidiaries ceased before 2006, and the legal process of liquidating these three entities, which began in 2006, is expected to be completed in 2011. Given that these entities have long ceased their operations, we do not anticipate that the dissolution of PHOENIXi Investment Limited and its subsidiaries will have any effect on our business, results of operations or financial position. Our consolidated financial statements do not include the financial statements of PHOENIXi Investment

Limited and its subsidiaries, but rather account for them under the cost method and recognize any other than temporary impairment.

Contractual Arrangements with Our Affiliated Consolidated Entities

        Foreign investment in the Internet and mobile services industries is currently prohibited or restricted in China. As a Cayman Islands company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications, which we do not have. See "Regulation." As a result, our business in China is operated through contractual arrangements with our affiliated consolidated entities.

        We do not have any equity interests in Tianying Jiuzhou or its subsidiary or Yifeng Lianhe. However, as a result of these contractual arrangements, we are the primary beneficiary of each of Tiangying Jiuzhou and Yifeng Lianhe and account for them as our consolidated affiliated entities under U.S. GAAP. Outstanding equity interests in Tiangying Jiuzhou and Yifeng Lianhe are held by Haiyan Qiao and Ximin Gao, and Yinxia Liu and Yansheng He, respectively. Mssrs. Qiao, Gao and He are all current employees of our company and have each been employed by us for approximately ten years. Mr. Liu is an employee of Zhongcheng Letian Property Development Company, a company founded by the chairman of Phoenix TV, Mr. Changle Liu. See "Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the affiliated consolidated entities may have potential conflicts of interest with us."

        We have consolidated the financial results of each of Tianying Jiuzhou and its subsidiary and Yifeng Lianhe in our consolidated financial statements in accordance with U.S. GAAP. In 2010, Tianying Jiuzhou and its subsidiary accounted for 87.5% of our total revenues, and Yifeng Lianhe accounted for 10.0% of our total revenues.

Overview of the Contractual Arrangements

        The contractual arrangements among Fenghuang On-line, the affiliated consolidated entities and the shareholders of the affiliated consolidated entities enable us to:

  •
  receive substantially all of the economic benefits from Tianying Jiuzhou and its subsidiary and Yifeng Lianhe in consideration for the technical and consulting services provided and intellectual property rights licensed by Fenghuang On-line;

  •
  exercise effective control over Tianying Jiuzhou and its subsidiary and Yifeng Lianhe; and

  •
  have an exclusive option to purchase all of the equity interests in Tianying Jiuzhou and Yifeng Lianhe when and to the extent permitted under PRC laws.

Agreements that Transfer Economic Benefits to Us

        Exclusive Technical Licensing and Service Agreements.    Under the exclusive technical licensing and service agreements between Fenghuang On-line and each of the respective affiliated consolidated entities, or the technical service agreements, Fenghuang On-line has the exclusive right to provide designated technical and consulting services to the consolidated affiliated entities, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. Third parties may only be engaged to provide the designated services to the affiliated consolidated entities under limited circumstances that are within the control of Fenghuang On-line.

        Pursuant to the technical service agreements, the affiliated consolidated entities have each agreed to pay to Fenghuang On-line an amount equal to a certain percentage of their respective annual revenues, plus a special service fee for certain services rendered by Fenghuang On-line at the request of the relevant affiliated consolidated entity. However, the technical service agreements also provide that notwithstanding such agreement as to payment, the actual amount of the service fee may be adjusted upon mutual agreement of the parties. Historically, the affiliated consolidated entities have deducted relevant costs and expenses from the amount that is subject to the service fee payment, and have paid 100% of any of their respective net incomes to Fenghuang On-line.

        The technical service agreements also transfer all of the economic benefit of intellectual property created by the affiliated consolidated entities to Fenghuang On-line. To the extent that the affiliated consolidated entities jointly develop business-related technologies with Fenghuang On-line or are entrusted by Fenghuang On-line to develop business-related technologies, the ownership and patent application rights for such technologies are vested in Fenghuang On-line. To extent that the affiliated consolidated entities develop business-related technologies independently, the affiliated consolidated entities are required to promptly notify Fenghuang On-line of such technologies, and Fenghuang On-line has the right to purchase each such technology for RMB 1 or the minimum purchase price permitted by then applicable law, or otherwise has priority rights with respect to any transfer or license of such technologies. In addition, Fenghuang On-line controls the patent applications of any business-related technologies created by the affiliated consolidated entities.

        The term of each technical service agreement is indefinite unless terminated by Fenghuang On-line by providing prior written notice to the relevant affiliated consolidated entity. The technical service agreements provide that the affiliated consolidated entities cannot terminate such agreements under any circumstances or on any ground unless otherwise provided for by law.

        The technical service agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

Agreements that Provide Us with Effective Control and Grant Fenghuang On-line an Exclusive Option to Purchase all of the Equity Interests in the Affiliated Consolidated Entities When and To the Extent Permitted Under PRC Laws

        Voting Right Entrustment Agreements.    Each of the respective affiliated consolidated entities, their respective shareholders and Fenghuang On-line have entered into a voting right entrustment agreement. Pursuant to the voting right entrustment agreements the shareholders of each affiliated consolidated entity have granted a person designated by Fenghuang On-line, or the trustee, the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Under the voting right entrustment agreements, the respective trustees have the right to access all information regarding the relevant affiliated consolidated entity's operation, business, clients, finances and employees, as well as their financial, business and corporate documentation.

        The term of each voting right entrustment agreement is indefinite unless both parties agree to terminate the agreement in writing, or unless Fenghuang On-line decides in its discretion to terminate the relevant agreement after the relevant affiliated consolidated entity or one of its shareholders breaches the agreement and such breach is not remedied within ten days of receipt of written notice. The voting right entrustment agreements provide that the affiliated consolidated entities cannot terminate such agreements under any circumstances or on any ground unless otherwise provided for by law.

        The voting right entrustment agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

        Exclusive Equity Option Agreements.    Each of the respective affiliated consolidated entities, their respective shareholders and Fenghuang On-Line have entered into an exclusive equity option agreement, or equity option agreement, pursuant to which Fenghuang On-line has an irrevocable, unconditional and exclusive option to purchase, or to designate other persons to purchase from the shareholders, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest in the affiliated consolidated entities. Fenghuang On-line may acquire all of the equity interest in the relevant affiliated entity through one purchase or a series of purchases, the timing, manner and frequency of which are in Fenghuang On-line's discretion. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws, rules and regulations. In addition, the amount borrowed by the respective shareholders from Fenghuang On-line for making the capital contributions to the relevant affiliated consolidated entities under the loan agreements, as described in "—Loan Agreements," shall offset the purchase price paid for any transfer of equity interest from the respective shareholders to Fenghuang On-line.

        Under the equity option agreements, the shareholders have agreed that, without Fenghuang On-line's written consent, they will not take certain actions, including transferring any of their equity interests in the affiliated consolidated entities, disposing or causing the affiliated consolidated entities' management to dispose of any of the entities' tangible or intangible assets, terminating any material agreement to which the affiliated consolidated entities are party, appointing or removing any of the affiliated consolidated entities' directors, supervisors or management members, causing or endorsing the declaration or actual distribution of any profit, bonus, dividends or interests of the affiliated consolidated entities, or causing or endorsing any lending or borrowing or provision of any guarantee or creation of any other security interest other than in the normal course of business, among other actions.

        The term of each equity option agreement will expire when all of the equity interests in the relevant affiliated consolidated entities has been duly transferred to Fenghuang On-line or its designated representative. In addition, the equity option agreements provide that neither of the affiliated consolidated entities nor their shareholders may terminate such agreements under any circumstances or on any ground.

        The equity option agreements provide that any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

        Loan Agreements.    Pursuant to the loan agreements among Fenghuang On-line and the respective shareholders of each of the affiliated consolidated entities, Fenghuang On-line granted interest-free loans to the shareholders of the affiliated consolidated entities in an amount equal to their respective capital contribution in the affiliated consolidated entities. The loans can be repaid only with proceeds from the sale of all of the respective shareholder's equity interests in the applicable affiliated consolidated entity to Fenghuang On-line or its designated representatives pursuant to the applicable equity option agreement.

        The term of each loan is ten years from the execution of the applicable loan agreement, and may be extended upon mutual agreement of the parties. Any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

        Equity Pledge Agreements.    Each of the affiliated consolidated entities, their respective shareholders and Fenghuang On-line, have entered into an equity pledge agreement. Under the equity pledge agreements, the shareholders have pledged their respective equity interests in the affiliated consolidated entities to Fenghuang On-line to secure the performance of the obligations of the affiliated consolidated entities and the shareholders under the applicable technical service agreements, voting right entrustment agreements, equity option agreements and loan agreements, including, among others, the payment of the service fees, the entrustment of the shareholders' voting rights in the affiliated consolidated entities, the conditional transfer of the shareholders' equity interests in the affiliated consolidated entities and the repayment of the shareholder loans with proceeds from the transfer of the shareholders' equity interests, respectively. All registrations necessary to secure the enforceability of each of the equity pledge agreements have been completed.

        The term of each equity pledge agreement will expire when the secured obligations have been fully performed or released. Any disputes shall be resolved by the parties through negotiation, and if the parties cannot reach an agreement within thirty days, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing. The arbitral awards shall be final and binding upon both parties.

        We have been advised by our PRC legal counsel, Zhong Lun Law Firm, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our affiliated consolidated entities) complies, and after the completion of this offering will continue to comply with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See "Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC governmental restrictions on foreign investment in Internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we would be subject to severe penalties or be forced to relinquish our interests in those operations" and "Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us."

Our Relationship with Phoenix TV

        We are currently a subsidiary of Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. Phoenix TV owns 64.84% of our outstanding share capital as of the date of this prospectus. Phoenix TV first reported its new media business as one of its business segments in its annual report submitted to the Hong Kong Stock Exchange for the year ended December 31, 2007. Prior to this offering, in an effort to more clearly delineate our related party transactions with Phoenix TV on an arm's length basis, Fenghuang On-line entered into a cooperation agreement with Phoenix TV, or the Phoenix TV Cooperation Agreement on November 24, 2009. Under this agreement Fenghuang On-line and Phoenix TV agreed to certain cooperative arrangements in the areas of content, branding, promotion and technology and Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, to enter into the Content License Agreements and Trademark Licenses Agreements, respectively, with each of our affiliated consolidated entities on November 24, 2009.

        We have a mutually beneficial relationship with Phoenix TV. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. While we furnish Phoenix TV with access to our new media delivery channels, Phoenix TV enables us to display our proprietary content on its TV programs. Our and Phoenix TV's active promotion of one another's brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically. Our chief executive officer is also a vice president of Phoenix TV.

        Pursuant to the Content License Agreements, Phoenix TV has also granted each of our affiliated consolidated entities an exclusive license to use its content on our Internet and mobile channels in China. These exclusive content licenses help to distinguish our content offerings from those of other Internet and new media companies in China and make a material contribution to our business, in particular, to our video VAS business, which accounted for 5.0% of our total revenues in 2010, and, indirectly, to our video advertising business. In addition, our affiliated consolidated entities license certain of Phoenix TV's logos. These logos help to affiliate our brand name with that of Phoenix TV and vice versa, which helps to enhance our respective brand names. These logos, however, do not directly contribute any revenues to our company and are not material to our business. Phoenix Satellite Television Trademark Limited has completed the application form to transfer the "ifeng" logo from Phoenix Satellite Television Trademark Limited to Tianying Jiuzhou, and Tianying Jiuzhou has submitted the application to the PRC Trademark Office to serve to remedy a current noncompliance with PRC regulation. See "Risk Factors—Risks Relating to Our Business and Industry—Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions."

        As compensation for the rights granted to Fenghuang On-line under the Phoenix TV Cooperation Agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement that incrementally increases by 25% for each subsequent year of the agreement. In the event that Phoenix TV's indirect voting interest in Fenghuang On-line decreases to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. Each of the Phoenix TV Cooperation Agreement, the Content License Agreements and the Trademark License Agreements will expire in March 2016 unless both of the relevant parties agree to extend their respective terms. Each of these agreements may be terminated early subject to the occurrence of certain events. For more information about these agreements, see "Related Party Transactions—Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries."

        Upon completion of this offering, Phoenix TV, through its wholly owned direct subsidiary, Phoenix TV (BVI), will continue to be our controlling shareholder, with beneficial ownership and voting power of            % and            %, respectively, of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option and the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADSs. Although we believe that our interests and those of Phoenix TV are mostly aligned because Phoenix TV will continue to consolidate our financial results as long as Phoenix TV maintains a majority voting interest in our company, there may be conflicts of interest between our company and Phoenix TV from time to time. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. For more information about our potential conflicts of interest with Phoenix TV, see "Risk Factors—Risks Relating to Our Corporate Structure—We may have conflicts of interest with Phoenix TV and, because of Phoenix TV's controlling beneficial ownership interest in our company, may not be able to resolve such conflicts on terms favorable for us."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected condensed consolidated statement of operations data for the two years ended December 31, 2008, 2009 and 2010, and the selected condensed consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm. Selected consolidated financial data as of and for the years ended December 31, 2006 and 2007 have not been included, as such information is not available on a basis that is consistent with the consolidated financial data included in this prospectus and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

        You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands, except for per share data)
Revenues:
Net advertising revenues	40,259	81,632	204,370	30,965
Paid service revenues	182,367	180,715	324,326	49,140
Total Revenues	222,626	262,347	528,696	80,105

Cost of revenues(1)	(163,502)	(170,062)	(299,423)	(45,367)

Gross Profit	59,124	96,285	229,273	34,738

Operating expenses:
Sales and marketing expenses(1)	(33,855)	(46,364)	(76,153)	(11,538)
General and administrative expenses(1)	(37,613)	(27,727)	(39,955)	(6,054)
Technology and product development expenses(1)	(17,104)	(16,579)	(31,012)	(4,699)

Total operating expenses	(88,572)	(90,670)	(147,120)	(22,291)
Income/(loss) from operations	(29,448)	1,615	82,153	12,447

Other income:	1,146	332	2,429	368
Income/(loss) before tax	(28,302)	1,947	84,582	12,815

Income tax benefits/expenses	149	(1,660)	(10,499)	(1,590)
Net income/(loss) attributable to Phoenix New Media Limited	(28,153)	287	74,083	11,225

Accretion to Series A convertible redeemable preferred shares (US$0.01 par value, 130 million shares authorized and issued as of December 31, 2009 and 2010; aggregate liquidation value of RMB197 million and RMB246 million as of December 31, 2009 and 2010, respectively, and none outstanding on a pro-forma basis as of December 31, 2010)	—	(14,129)	(206,409)	(31,274)
Income allocation to participating preferred shares	—	(287)	(33,093)	(5,014)
Amortization of beneficial conversion feature	—	(17,138)	—	—
Net loss attributable to ordinary shareholders	(28,153)	(31,267)	(165,418)	(25,063)

Net loss per ordinary share:
Basic	(0.09)	(0.10)	(0.51)	(0.08)
Diluted	(0.09)	(0.10)	(0.51)	(0.08)
Weighted average number of ordinary shares used in computation of loss per share:	320,013	321,388	327,045	327,045
Weighted average number of ordinary shares used in computation of loss per share:	320,013	321,388	327,045	327,045
Non-GAAP adjusted net income(2)	1,777	10,527	90,644	13,734

Notes:

(1)
Includes share-based compensation expenses as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,455	775	854	129
Sales and marketing expenses	6,539	2,904	4,664	707
General and administrative expenses	18,374	5,757	10,406	1,577
Technology and product development expenses	2,562	804	637	96
(2)
We define adjusted net income/(loss), a non-GAAP financial measure, as net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation expenses. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income/(loss) together with net income/(loss) to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income/(loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income/(loss) is that it does not include all items that impact our net income/(loss) for the period. In addition, because adjusted net income/(loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income/(loss) in isolation from or as an alternative to net income/(loss) prepared in accordance with U.S. GAAP.

        Our non-GAAP adjusted net income is calculated as follows for the periods presented:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net income/(loss) attributable to Phoenix New Media Limited	(28,153)	287	74,083	11,225
Add back: Share-based compensation expenses	29,930	10,240	16,561	2,509

Non-GAAP adjusted net income	1,777	10,527	90,644	13,734

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
					(Pro Forma)(1)
Consolidated Balance Sheet Data
Cash and cash equivalents	67,999	223,086	287,173	43,511	287,173	43,511
Accounts receivable, net	21,892	35,318	77,043	11,673	77,043	11,673
Total current assets	106,277	275,059	400,705	60,713	400,705	60,713
Total assets	144,208	314,302	447,262	67,767	447,262	67,767
Current liabilities	126,817	115,358	148,555	22,508	148,555	22,508
Total liabilities	127,942	116,931	152,038	23,036	152,038	23,036
Net assets	16,266	197,371	295,224	44,731	295,224	44,731
Mezzanine equity	—	183,774	390,182	59,119	—	—
Total shareholders' equity/(deficit)	16,266	13,597	(94,958)	(14,388)	295,224	44,731

(1)
Our consolidated balance sheet data as of December 31, 2010 is presented on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A convertible redeemable preference shares into 130,000,000 Class A ordinary shares immediately upon the closing of this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and share user-generated content, or UGC, on the Internet and through their mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our ifeng.com website ranked number one in terms of page views, or PV, among the world's leading TV companies' websites, including CNN.com, BBC.co.uk, and CNTV.cn, in March 2011 according to Alexa.com, a third-party web information company, and ranked 8th among all Chinese websites in terms of PV in December 2010, according to Google Ad Planner. We had 222 million online monthly unique visitors in March 2011, and according to the iResearch Report, our online users' average monthly income was over four times that of the average Internet user in China in November 2010. Leveraging our coveted user demographic and influential brand, we have established a high-growth and profitable business model with diversified revenue streams from both advertising and paid services.

        Our net advertising revenues collectively accounted for 18.1%, 31.1% and 38.7% of our total revenues in 2008, 2009 and 2010, respectively. Our advertising solutions present brand advertisers with attractive opportunities to access our highly educated, affluent and engaged user base with the consumer targeting capabilities of the Internet. We provide advertising services through our online and video channels primarily and, to a small extent at present, through our mobile channel. We recognize revenues from our advertising services on a net basis, deducting the agency service fees we pay to advertising agencies. As is customary in the advertising industry in China, we generate most of our net advertising revenues by selling our advertising services through third-party advertising agencies. Driven by the growth in our number of advertisers, which reached 197, 319 and 502 as of December 31, 2008, 2009 and 2010, respectively, our net advertising revenues grew at rates of 102.8% from 2008 to 2009, and 150.4% from 2009 to 2010.

        Our paid service revenues comprised 81.9%, 68.9% and 61.3% of our total revenues in 2008, 2009 and 2010, respectively. We offer a variety of paid services through all of our channels, including (i) mobile Internet and value-added services, or MIVAS, which includes our digital reading services, mobile game services and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS); (ii) video value-added services, or video VAS, which consist of our online subscription and pay-per-view video services, our mobile subscription and pay-per-view video services and video content sales and (iii) Internet value-added services, or Internet VAS. We derived 87.3%, 8.1% and 4.6% of our paid service revenues, respectively, from our MIVAS, video VAS and Internet VAS in 2010. We generate the majority our paid service revenues from our WVAS, digital reading services and mobile subscription and pay-per-view video services by providing content to mobile device users and collecting revenue shares from the relevant mobile operator. We also earn a significant portion of our paid service revenues in the form of fixed fees from China Mobile for our digital reading services. We recognize most of our paid service revenues on a gross basis.

        In 2008, 2009 and 2010, we generated revenues of RMB222.6 million, RMB262.3 million and RMB528.7 million (US$80.1 million), respectively, representing a CAGR of 54.1%. Our net advertising revenues were RMB40.3 million, RMB81.6 million and RMB204.4 million (US$31.0 million) in 2008, 2009 and 2010, respectively, representing a CAGR of 125.3%, and our paid service revenues were RMB182.4 million, RMB180.7 million and RMB324.3 million (US$49.1 million) in 2008, 2009 and 2010, respectively, representing a CAGR of 33.4%. We incurred a net loss attributable to Phoenix New Media Limited of RMB28.2 million in 2008. We achieved a net income attributable to Phoenix New Media Limited of RMB0.3 million and RMB74.1 million (US$11.2 million) in 2009 and 2010, respectively. Adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure which excludes share-based compensation expenses, was RMB1.8 million, RMB10.5 million and RMB90.6 million (US$13.7 million) in 2008, 2009 and 2010, respectively.

Factors Affecting Our Results of Operations

        Our business and operating results are affected by general factors affecting China's new media industry, which include China's overall economic growth, per capita disposable income, the trend of media convergence, growth of new media and its popularity as an advertising medium, growth of Internet penetration, adoption of paid services, including 3G mobile services, and smartphones. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and negatively and materially affect our results of operations.

        Our business, results of operations, financial condition and future growth are more directly affected by company specific factors and trends, including:

  •
  our ability to maintain and expand our target user base;

  •
  our ability to provide effective advertising services and enhance our pricing power;

  •
  our ability to grow our MIVAS and mobile subscription and pay-per-view video services; and

  •
  our ability to procure and produce content in a cost-effective manner.

Our ability to maintain and expand our target user base.

        We have a large, highly educated and affluent user base, which is critical for us to continue to attract advertisers and grow our revenues from paid services. Our ability to continue to effectively target, maintain and expand such a user base will affect the growth of our advertising business and our revenues going forward. While advertisers are drawn to our platform because of our attractive user base demographics, the efficacy of their advertisements on our website largely depends on our website's PV. As a result, our number of users, the number of pages they view in aggregate, the amount of time they spend on our website and their level of interaction on our integrated online and mobile platform all affect our revenues. We believe that the growth of our target user base sets the foundation for achieving a higher conversion rate for turning non-paying users into paying users.

Our ability to provide effective advertising services and enhance our pricing power.

        Our financial condition and results of operations depend substantially on the demand for our advertising services, as well as our pricing power in selling our advertising services. In 2008, 2009 and 2010, net advertising revenues accounted for 18.1%, 31.3% and 38.7% of our total revenues. Our net advertising revenues are recognized on a net basis after deducting advertising agency service fees, and therefore any changes in these service fees will affect our net advertising revenues going forward. Our agency services fees have increased in the past due to a Chinese industry practice whereby advertising agencies increase their fees on a sliding scale as clients' business volumes grow. Therefore, we may experience increases in our agency service fees commensurate with gross advertising revenue growth in the future.

        Generally, demand for our advertising services will continue to be affected by the pace of adoption of online and mobile advertising by brand advertisers in China. On a more specific level, we need to provide innovative and effective advertising services to increase our existing clients' advertising spending and to attract new advertising clients. To this end, we need to continue to offer a diverse suite of advertising formats and develop new innovative formats. It is also important for us to continue to engage third-party organizations to conduct more research to analyze and demonstrate to clients the efficacy of the advertisements we develop. In past years, we have been able to increase our advertising pricing at a higher rate than the online advertising industry average due to our rapid growth in PV and our increased brand recognition. We strive to leverage our affluent and highly educated user base and further increase our pricing power through enabling advertisers to target subsections of our user base by posting advertisements on our interest-based verticals and matching their advertisements to particular content, and users with relevant behavioral patterns. In addition, we believe that an improved ability to leverage our integrated platform to provide cross-channel advertising solutions can also strengthen our pricing power. In order to grow our advertising business, we must expand our advertising strategy, advertising solution and creative design, direct sales and customer service teams and improve our dialogue with advertisers and advertising agencies. We also believe that our ability to capture increasing demand for video and mobile Internet advertising services will affect the growth of our net advertising revenues going forward.

Our ability to grow our MIVAS and mobile subscription and pay-per-view video services.

        We generate a significant portion of our revenues by providing content services to mobile device users, including our MIVAS and mobile subscription and pay-per-view video services. We believe these businesses offer substantial growth potential, and they are important components of our growth strategy. In order to grow our paying user base, subscription revenues and average revenues per user, or ARPU, we need to continue to provide premium, professional and differentiated content and engaging interactive services. We also need to continue to develop user-friendly applications that are compatible with a wide range of mobile operating systems. In addition to our internal initiatives, the growth of these services, and in particular that of our WVAS, is affected by the business policies of mobile operators. We plan to grow our paid service offerings by further developing services such as digital reading services and mobile subscription and pay-per-view video services and pursuing new business opportunities, such as audio services.

Our ability to procure and produce content in a cost-effective manner.

        We need to license, acquire and produce high quality content in order to deliver a differentiated and engaging experience for our users and provide attractive advertising solutions for our advertisers. We obtain the largest portion of our content portfolio from third party professional sources pursuant to license agreements. We base our content purchase decisions on the quality of the content, its relevance to our users' preferences and the advertising appeal of a particular piece of content relative to its cost, and aim at ensuring that we realize substantial value from the content that we license. We expect that our increasing utilization of content across our Internet and mobile channels will lead to cost synergies as we continue to grow our business. We may increase our procurement of third-party video content and our in-house production of video content going forward in order to attract more users, which may increase our content procurement cost. Our ability to continue to manage and control our third-party content acquisition costs while maintaining the high quality and attractiveness of our content will continue to affect our results of operations going forward.

        We also obtain a substantial portion of our video content from Phoenix TV. Pursuant to the Content License Agreements entered into between each of our affiliated consolidated entities and Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, Phoenix Satellite Television Company Limited has granted each of our affiliated consolidated entities an exclusive license to use its copyrighted content on our Internet and mobile channels in China. Phoenix

Satellite Television Company Limited has provided these exclusive licenses as part of the broad arrangement between our PRC subsidiary and Phoenix TV under the Phoenix TV Cooperation Agreement, which is effective until March 2016, subject to Phoenix TV's percentage indirect equity interest in our PRC subsidiary. See "Related Party Transactions—Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries" for more information. Therefore, our ability to control our content costs is dependent to a significant extent on the nature of our relationship with Phoenix TV.

Critical Accounting Policies

Critical Accounting Policies and Estimates

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation

        The consolidated financial statements include our financial statements of the Company, our subsidiaries, our consolidated affiliated entities for which Fenghuang On-line is the primary beneficiary, and the subsidiary of one of our consolidated affiliated entities prepared on a going concern basis. The consolidated financial statements do not include the financial statements of PHOENIXi and its subsidiaries on a consolidated basis as they are undergoing liquidation, but rather account for them under the cost method and recognize any other than temporary impairment. All significant transactions and balances among us, our subsidiaries, our consolidated affiliated entities and subsidiary of the consolidated affiliated entities have been eliminated upon consolidation.

        Our statement of operations include all the historical costs related to the online advertising, MIVAS, video VAS and Internet VAS businesses, including expenses incurred by Phoenix TV on behalf of us, and an allocation of certain general corporate expenses of Phoenix TV. These general corporate expenses primarily relate to advertising and promotion fees, technical service expenses and other expenses arising from the provisions of certain corporate functions, including finance, legal and executive management. We allocated these expenses based on estimates that our management believes to be a reasonable reflection of the utilization of services provided to, or benefits received by us.

        Our management believes that the assumptions underlying our consolidated financial statements and the above allocations are reasonable. Our consolidated financial statements, however, may not be reflective of our result of operations, financial position and cash flows had we been operated as a standalone company during those periods. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Revenue Recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service has been performed and the collectibility of the related fee is reasonably assured. For multiple element arrangements (arrangements with more than one deliverable), we have early adopted ASU 2009-13 "Multiple Deliverable Revenue Arrangements" (effective June 15, 2010), which requires us to separate multiple element arrangements into different units of accounting, when possible, and allocate total arrangement consideration to each unit of accounting on the basis of their relative selling price.

Net Advertising Revenues

        Online advertising arrangements allow advertisers to place advertisements on particular areas of our website, in particular formats and over particular periods of time.

        While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, the majority of our advertising service arrangements involve multiple element arrangements (arrangements with more than one deliverable) that may include placement of different advertising formats on our website over different periods of time, which are accounted for under ASU 2009-13 "Multiple-Deliverable Revenue Arrangements."

        As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) how the arrangement consideration should be allocated among potential multiple elements; (2) when to recognize revenue on the deliverables; and (3) whether all elements of the arrangement have been delivered. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

        For arrangements where we are required to provide only one deliverable, we recognize revenues either on a straight line basis over the contract period (where performance obligations are uniform over the contract period) or based on the proportion of obligations performed (where the performance obligations are not uniform over the contract period).

        We provide cash incentives in the form of agency service fees to certain third-party advertising agencies based on their sales performance, and account for such incentives as a reduction of revenue in accordance with ACS 605-50-25.

Paid Service Revenues

        Paid service revenues are primarily derived from MIVAS and video VAS, and to a small extent from Internet VAS.

        MIVAS.    MIVAS revenues are derived from a variety of mobile services and applications focused on information, entertainment, and communications, consisting of digital reading services, mobile games and WVAS. We mainly offer news and other content subscriptions, picture and logo downloads, mobile phone ring-back tones, mobile games, access to music files and various other services to mobile phone users primarily through contracts signed with China Mobile, a shareholder of Phoenix TV, and its subsidiaries, and to a lesser degree, other third party mobile operators.

        Revenues are recorded on a gross basis when most of the gross indicators are met, such as when we are considered the primary obligor in the arrangement, where we design and develop (in some cases with the assistance of third-parties) the MIVAS, have reasonable latitude to establish price, have discretion in selecting the mobile operators to offer our MIVAS, provide customer services and take on the credit risks associated with the transmission fees. Conversely, revenues are recorded on a net basis when most of the gross indicators are not met. The determination of whether we are the primary obligor for a particular type of service is subjective in nature and is based on an evaluation of the terms of the arrangement. If the terms of the arrangement with operators were to change and cause the gross indicators to not be met, we would need to record our MIVAS revenues on a net basis. In 2010, approximately 64.3% of our MIVAS revenues were recorded on a gross basis. Consequently, recording MIVAS revenues on a net basis would cause a significant decline in our total revenues and could have a significant impact on our gross profit margin.

        We receive monthly billing statements from mobile operators which provide details of the total revenues collected by them relating to MIVAS and the Company's shares of such revenues. Due to the time lag between when the services are rendered and when the mobile operators' reports are received, MIVAS revenues are estimated based on our internal records of billings and transmissions for the month. If subsequent billing statements from the operators differ significantly from management's estimates, our revenues could be materially impacted. We have not noted any significant differences between management's estimates and the operators' billing statements historically.

        We also contract with China Mobile to provide news content and other services to support China Mobile's mobile newspaper services. A fixed fee is charged for the contract period, and is recognized as revenue using the straight-line method.

        Video VAS.    We generate revenues by offering television content and documentaries produced in-house or licensed from Phoenix TV or third parties and edited by us through our video VAS, which consist of online subscription and pay-per-view video services, mobile subscription and pay-per-view video services and video content sales. Revenues from our online subscription and pay-per-view video services and mobile subscription and pay-per-view video services are recognized in the period in which the service is performed, provided no significant obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

        Mobile subscription and pay-per-video video services are provided through contracts we sign with China Mobile and other third party mobile operators. Revenues from these services are recorded on a net basis as the mobile operators are considered to be the primary obligors in the transactions, and set the prices of the services.

        We also generate revenues by sublicensing a portion of the video content we obtain from Phoenix TV, mainly including TV programs and documentaries. The licensing agreements we enter into with third party websites or other media companies involve the transfer of broadcasting rights with a definitive license period. In accordance with Accounting Standards Codification (ASC) 926-605, Entertainment-Films, Revenue Recognition, we recognize revenues in respect of our video content sales arrangements when the following criteria are met: persuasive evidence of a sublicensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the Phoenix TV Cooperation Agreement, we pay Phoenix TV 50% of the revenues we earn from sublicensing Phoenix TV's video content, which is recognized in our cost of revenues.

        Internet VAS.    Internet VAS revenues are derived principally from online promotion solutions, including Internet advertising campaigns, Internet website design and development services provided to promote certain special marketing events of our customers. We also provide other Internet VAS, such as our "Pick-Ur-Stock" service. Internet VAS revenues are recognized ratably over the period during which the required services were provided and when all revenue recognition criteria were met.

Expenses Incurred by Phoenix TV on our Behalf

        Our consolidated statements of operations include all the related costs of providing net advertising revenues and paid service revenues, including those costs incurred by Phoenix TV to produce its content, which are also used to support our operations. These content production costs are allocated based on relative revenues generated from this content by us and by Phoenix TV.

        Our consolidated statements of operations also include an allocation of certain general corporate expenses from Phoenix TV, including allocation of advertising and promotion fees, technical services expenses, and corporate administrative expenses:

  •
  Advertising and promotion fees are allocated to us based on our percentage of revenue to the total historical revenues of Phoenix TV.

  •
  Technical service expenses relate to salaries, bonuses and other benefits of the technical support staffs which are allocated to us based on the percentage of estimated time incurred for our business to total time incurred for Phoenix TV, and technical service fees paid to external parties by other entities of Phoenix TV on our behalf.

  •
  Corporate administrative expenses relate to salaries, bonuses and other benefits of the Phoenix TV's top management which are allocated to us based on percentage of estimated time incurred for our business to total time incurred for Phoenix TV, and other general corporate expenses paid to external parties by other entities of Phoenix TV on our behalf.

Share-based Compensation

        We use the fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employees' requisite service period. Share-based compensation for awards granted with service conditions are recognized, net of a forfeiture rate, over the requisite service period of the award, which is the vesting term, based on the fair value of the award on the grant date.

        If the equity instrument is modified after the grant date, additional compensation expenses may be recognized, in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before the modification. The additional compensation expenses are recognized immediately on the date of the modification or over the remaining requisite service period, depending on the vesting status of the awards.

        Total share-based compensation expenses in 2008, 2009 and 2010 were RMB29.9 million, RMB10.2 million and RMB16.6 million, respectively.

        Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share based compensation expense could be materially different in the future.

        Determining the fair value of options requires making complex and subjective judgments. In assessing the fair value of the options we have granted, we considered the following principal factors:

  •
  the nature of our business and the contracts and agreements relating to our business;

  •
  the global economic outlook in general and the specific economic and competitive elements affecting our business;

  •
  the nature and prospects of our industry in China;

  •
  the growth of our operations; and

  •
  the risks facing our business.

        We are responsible for estimating the fair value of ordinary shares and share-based awards. To determine the fair value of our ordinary shares, the three generally accepted approaches were considered: the cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of companies which are a going concern, as it does not capture the future earnings potential of the business. Given that our current stage of development is different from those of other publicly listed companies in the same industry, comparability of the financial metrics of peer companies and the relevance of the market approach were considered low. In view of the above, we considered the income approach to be the most appropriate method to derive the fair value of our ordinary shares, and market approached was also considered for verifying the result. We also utilize the market approach to check the valuation derived from the income approach.

        For the income approach, we utilized a discounted cash flow, or DCF, analysis based on our management's best estimates of projected cash flows as of each of the valuation dates. The projected cash flows include among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures, working capital requirements and depreciation and amortization. We used cash flow projections up to year 2014 for valuation dates up to July 1, 2010, and used cash flow projections to year 2015 for valuations as of December 31, 2010 and thereafter. Terminal value is determined by the capitalized economic income method, in which a perpetual and constant growth rate of 3% to 4% is assumed after the projection period. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: we have no significant contingent liabilities, unusual contractual obligations or substantial commitments; there are no significant pending or threatened litigation involving our company; there are no violations of any regulations or laws by us; and we have no redundant assets. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks management perceived as being associated with achieving the forecasts and were derived by using the Capital Asset Pricing Model, after taking into account systematic risks and company-specific risks. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 20.30% to 27.43%. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying ordinary shares for the awards granted would be different.

        We also applied discounts for lack of marketability or, DLOM, to our equity value to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the DLOM, the Black-Scholes option pricing model was used. Under this method, the cost of a put option that could be used to hedge the price change before a privately held share can be sold, is considered as a basis to determine the appropriate discount factor for lack of marketability. Based on the analysis, the DLOMs of 30%, 30% and 9.8%-30.0% were used for the valuation of our ordinary shares as of each of the option grant dates in 2008, 2009 and 2010, respectively.

        For the market approach, we considered the market profile and performance of four guideline companies engaged in Internet and mobile industry and used such information to derive equity value to earnings multiple. Due to the different growth rates, profit margins and risk levels between us and those four guideline companies, we made adjustments to determine the estimated equity value to our earnings multiple and derived our value accordingly. The comparison with market approach did not result in any adjustments to value derived from the income approach.

        The equity value of our company determined at the respective valuation dates based on the above assumptions was allocated between the preferred shares and ordinary shares using the option pricing allocation method and straight allocation method. We have also taken into consideration the transaction price of our Series A convertible redeemable preferred shares issued in November 2009. Considering the premium for the preference of Series A shares, 20% discount is applied to the transaction price of US$0.19, and the implied fair value of underlying ordinary shares for option valuation purpose would be approximately US$0.15 as in November 2009, which supports the estimated valuation of our ordinary share of approximately US$0.15-US$0.16 for the options grants in July and September 2009 and January 2010.

        Valuation Assumptions:    We estimated the fair value of share options using the Black-Scholes option pricing model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

For the Year Ended December 31,
	2008	2009	2010
Expected volatility (%)	55.91%-59.07%	57.60%-58.07%	54.37%-54.91%
Expected dividend yield (%)	—	—	—
Expected term (years)	4.58-5.88	5.31-5.46	4.64-5.30
Risk-free interest rate (per annum) (%)	2.68%-4.14%	2.94%-2.95%	2.65%-3.57%

        Expected Volatility:    We estimated the expected volatility at the date of grant based on the average annualized standard deviation of the share prices of comparable listed companies.

        Expected Dividend Yield:    The Black-Scholes option pricing model calls for a single expected dividend yield as an input. We have not declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

        Expected Term:    We estimated the expected term based on the timing of the expected public offering, the vesting schedule and the exercise period of the options.

        Risk-Free Interest Rate:    We based the risk-free interest rate used in the Black-Scholes option pricing model on the derived market yield of the USD denominated Chinese government bond for the term approximating the expected life of award at the time of grant.

        Estimated Pre-vesting Forfeitures:    When estimating forfeitures, we considered both voluntary and company initiated termination.

        As of the date of this prospectus, the total number of options outstanding was 17,654,725, of which there were 13,209,312 vested and 4,445,413 unvested options with a weighted average exercise price of US$0.03215. In addition, 5,602,855 contingently issuable shares were outstanding as of the date of this prospectus.

        The grant date, number of options granted, exercise price, fair value and intrinsic value of the options granted to date are set forth below. The number of options, price and value information below are based upon ordinary shares.

Grant Date	Number of Options Granted		Exercise Price (US$)	Fair Value of the Options as of the Grant Date (US$)	Fair Value of Underlying Ordinary Shares as of the Grant Date (US$)	Intrinsic Value (US$)
July 4, 2008	67,000,000		0.03215	0.08	0.12	0.09
November 5, 2008	1,374,000		0.03215	0.09	0.12	0.09
July 31, 2009	10,584,900		0.03215	0.12	0.15	0.12
September 15, 2009	10,029,900		0.03215	0.12	0.15	0.12
January 8, 2010	4,557,900		0.03215	0.14	0.16	0.13
July 1, 2010	4,760,325		0.03215	0.18	0.21	0.18
September 30, 2010	910,000	(1)	0.03215	0.38	0.40	0.37
December 1, 2010	5,540,000	(1)	0.03215	0.39	0.43	0.39

(1)
In July 2010, we issued 6,450,000 stock options to certain non-employees with a vesting period of four years starting from the date of issuance, provided that the holders of such stock options became our employees before December 31, 2010. These stock options are considered for accounting purposes to be granted as of the date when the holders became employees of our company, and therefore they are included in our September 30, 2010 and December 1, 2010 grants and their fair values are determined as of such dates.

        On March 15, 2011, we cancelled 18,778,200 stock options granted historically, and granted 19,008,200 restricted shares to the affected employees on March 17, 2011. In addition, we further granted 10,050,958 restricted share units to the employees on the same date. The fair value of the restricted shares and restricted share units on March 17, 2011 was US$1.07 and the fair value of the underlying ordinary shares was US$1.14.

Income Taxes

        Our current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow ASC 740, Income Taxes, and account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statements, their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled.

        A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. Accordingly, we consider various tax planning strategies, forecasts of future taxable income and our most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from changes in tax rates is recognized in statements of operations in the period of such change.

        We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2008. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating the uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

        In April 2010, the State Administration of Tax ("SAT") issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to New Technology Enterprise status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the applicable PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

        However, to date, the Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions might not apply to New Technology Enterprises in Science & Technology Park of Haidian District, where Fenghuang On-line is located. Therefore Fenghuang On-line has kept its current practice unchanged. Based on our communications with Beijing local-level tax bureau, we have a high confidence level in the technical merits of this tax position, and are highly confident that the 7.5% tax rate will be ultimately applied. Accordingly, we recognized the full amount of the tax benefit from the preferential tax rate of 7.5% in the financial statements, and did not provide reserve for this tax position.

        We expect more guidance to be issued in the future. Upon the issuance of such guidance, Fenghuang On-line's effective tax rate might increase. For example, if Circular 157 were implemented with a retroactive effect, we would be liable to pay an additional RMB2.1 million in taxes.

        The EIT Law also provides that an enterprise which is established under the laws of foreign countries or regions but whose "de facto management body" is located in the PRC would be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% with respect to its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, we consider that it is more-likely-than-not that our operations outside of the PRC should not be considered a resident enterprise for PRC tax purposes, and it is likely that the full amount of benefit will be realized upon settlement. Accordingly, we did not provide a reserve for this tax position. However, due to the limited guidance and implementation history of the EIT Law, should Phoenix New Media Limited be treated as a resident enterprise for PRC tax purposes, we would be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

        In accordance with accounting guidance, undistributed earnings of a subsidiary are presumed to be transferred to the parent company and are subject to withholding taxes, unless the parent company has evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. The current policy adopted by the Company's Board of Directors allows the Company's PRC subsidiary to distribute PRC earnings offshore only if the Company does not have to pay a dividend tax. Based on the Enterprise Income Tax Law, which became effective on January 1, 2008, such policy would require the Company's PRC subsidiary to indefinitely reinvest all earnings made in China since 2008 onshore or be subject to a 10% withholding tax should it decide to distribute earnings accumulated since 2008 offshore. We did not record any tax liability related to the dividend withholding tax provision as the Company has specific plans to reinvest its undistributed earnings in the PRC.

Allowance for Doubtful Accounts Receivable

        The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis resulting in their inability to make payments due to us. We also make a specific allowance if there is evidence showing that the receivable is likely to be not recoverable.

Foreign Currency

        Our functional currency is the U.S. dollar and functional currency of our subsidiaries and consolidated affiliated entities is RMB. An entity's functional currency is the currency of the primary economic environment in which the entity operates or, in the case of a start-up entity, is the currency that the entity plans to use on a long-term basis. Management must use judgment in determining an entity's functional currency, assessing economic factors including cash flow, sales price, sales market, expense, financing and inter-company transactions and arrangements. The determination of our functional currency as the U.S. dollar is based largely on our planned future operations in North America and Taiwan. To the extent we significantly change how we carry out these plans or they do not materialize, we would need to re-assess the determination of our functional currency. To the extent a re-assessment results in a change to our functional currency our financial position and results of operations may be materially impacted.

        Impact from exchange rate changes related to transactions denominated in currencies other than the functional currency is recorded as a gain and loss in our consolidated statements of operations, while impact from exchange rate changes related to translating a foreign entity's financial statements from its functional currency to our reporting currency, the RMB, is disclosed and accumulated in a separate component under the equity section of our consolidated balance sheets. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated or substantially liquidated. Management uses judgment in determining the timing of recognition of translation gains or losses. Such determination requires assessing whether translation gains or losses were derived from the sale or complete or substantially complete liquidation of an investment in a foreign entity. Different judgments or assumptions resulting in a change of the timing of recognition of foreign exchange gains or losses may materially impact our financial position and results of operations.

Fair Value of Our Ordinary Shares

        We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

  •
  Determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any.

  •
  Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times.

Date	Class of Shares	Fair Value	DLOM	Discount Rate
July 4, 2008	Ordinary Shares	US$0.12	30.0%	27.43%
November 5, 2008	Ordinary Shares	US$0.12	30.0%	26.79%
July 31, 2009	Ordinary Shares	US$0.15	30.0%	24.30%
September 15, 2009	Ordinary Shares	US$0.15	30.0%	24.34%
January 8, 2010	Ordinary Shares	US$0.16	30.0%	23.02%
July 1, 2010	Ordinary Shares	US$0.21	16.3%	22.25%
September 30, 2010	Ordinary Shares	US$0.40	11.1%	20.75%
December 1, 2010	Ordinary Shares	US$0.43	9.8%	20.60%
March 17, 2011	Ordinary Shares	US$1.14	8.0%	20.30%

        When estimating the fair value of the ordinary shares, our management has considered a number of factors, including the result of a third-party appraisal prepared in 2011 on a retrospective basis and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2008	2009	2010
	(RMB in thousands)
Net cash provided by (used in) operating activities	13,875	(8,627)	85,676
Net cash used in investing activities	(12,108)	(6,555)	(18,059)
Net cash provided by financing activities	76	170,085	620
Effect of changes in exchange rate	3,494	184	(4,150)
Net increase in cash	5,336	155,087	64,087
Cash and cash equivalents at the beginning of period	62,663	67,999	223,086
Cash and cash equivalents at the end of period	67,999	223,086	287,173

        The fair value of the ordinary shares was determined with the assistance of Grant Sherman Appraisal Limited, or Grant Sherman, an independent third-party valuation firm. The valuation reports from Grant Sherman have been used as part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by Grant Sherman and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares.

        The increase in the fair value of our ordinary shares from US$0.16 as of the January 2010 option grants to US$0.21, as of the July 2010 option grants, and to US$0.40 as of the September 2010 option grants primarily because our ability to generate cash increased substantially driven by:

  •
  an increase in our advertising space selling price since the third quarter of 2010 as the PV and UV of our website were substantially higher than the industry average and many of our major competitors and we therefore were able to charge a higher premium;

  •
  experienced executives joining us after we obtained the investment from our issuance of Series A convertible redeemable preferred shares in November 2009; and

  •
  the high growth rate of our WVAS revenues in 2010 resulting from our larger WVAS business volume due to our ability to offer revenue sharing payments to our channel partners on a more frequent basis and our securing better quality channel partners based on the quality of our content.

        The above factors caused an increase of the revenue and cash flow forecasts used to estimate our value in July and September 2010, as compared to those used in January 2010, resulting in increased fair value of our ordinary shares.

        The increase in the fair value of our ordinary shares from US$0.40 as of the September 30, 2010 option grants to US$0.43 as of the December 1, 2010 option grants is primarily attributable to the following factors:

  •
  We received approval from Phoenix TV in October 2010 to begin to undertake an initiative to enhance the integration of our and Phoenix TV's content management systems, by allowing us to directly access Phoenix TV's programs digitally, in addition to our current access via satellite signal, and to expedite the transmission of our content to Phoenix TV. This initiative is expected to further enhance our and Phoenix TV's cross promotion of content, resulting in increased synergies from greater convergence of our respective platforms.

  •
  We officially kicked off our initial public offering project in November 2010, resulting in a decrease of our DLOM from 11.1% as of September 30, 2010 to 9.8% as of December 1, 2010.

        The increase in the fair value of our ordinary shares from US$0.43 as of the December 1, 2010 option grants to US$1.14 as of the March 17, 2011 award grants is primarily attributable to the following factors:

  •
  We completed our financial audit for 2010 and achieved significantly better financial performance than our previous estimate as of December 1, 2010, resulting from strong growth in net advertising revenues and all components of paid services revenues, including MIVAS, video VAS and Internet VAS. Our non-GAAP adjusted net income of RMB90.6 million for 2010 exceeded the threshold target for a Qualified IPO as set forth in our amended and restated memorandum and articles of association by 13.3%. This percentage by which we exceeded the threshold target surpassed our expectation as of December 1, 2010. In view of the above, we increased our financial forecasts from our previous estimates as of December 1, 2010.

  •
  Year-on-year growth of the average daily PV and UV of ifeng.com for January and February 2011 reached unprecedented growth rates for our company, at 116% and 62%,

    respectively, and significantly exceeded the growth rates we anticipated as of December 1, 2010. By March 17, 2011, ifeng.com's PV surpassed that of Sohu.com, according to iWebChoice.

  •
  Three senior management members joined our company in December 2010, including our chief financial officer, editor-in-chief and vice president in charge of our video business.

  •
  We formally established our video division and formulated a new video business strategy in January 2011, we also increased the headcount of this division from 64 to 78 from December 31, 2010 to March 17, 2011, including five key hires of personnel at or above director-level positions, which will help us to expand our video business according to our planned actions.

  •
  We determined in December 2010 to strengthen our Northeast regional advertising sales force by increasing this sales force's employees by over 40% in the first half of 2011.

  •
  We made our first confidential submission to the SEC on January 5, 2011 and our third confidential submission to the SEC, including our financial statements for 2010, on March 14, 2011, which significantly increased the certainty of this offering. In addition, we estimated the date of this offering to be in May 2011. The increased certainty and decrease in expected time to the initial public offering lowered the discount for lack of marketability ("DLOM") from 9.8% as of December 1, 2010 to 8.0% as of March 17, 2011.

  •
  Tianying Jiuzhou entered into a new digital reading contract with China Mobile Communications Group Zhejiang Company Limited, or China Mobile Zhejiang, effective as of December 10, 2010, pursuant to which Tianying Jiuzhou provides digital book content to China Mobile Zhejiang, which in turn distributes this content to its customers through its mobile network. China Mobile Zhejiang is obligated to pay Tianying Jiuzhou 40% of the revenues it earns from providing Tianying Jiuzhou's digital book content to its customers. The term of this contract is two years.

  •
  Tianying Jiuzhou entered into a new cooperation agreement with China Mobile in February 2011, pursuant to which the parties agreed to jointly explore the mobile advertising business, subject to Tianying Jiuzhou and China Mobile entering into a supplemental agreement. Accordingly, we increased our estimates for future net advertising revenues.

  •
  Following the successful initial public offering of Youku.com Inc. in December 2010 and until March 17, 2011, advertisers' acceptance of Internet video advertising increased significantly. Consequently, we increased our projections for our video advertising business.

  •
  We successfully entered into a series of advertising framework agreements from December 31, 2010 to March 17, 2011 which not only met our budgeted target in terms of aggregate contract amount for the first quarter of 2011, but were also mostly entered into directly with advertisers. This was in contrast with past practice wherein we typically entered into most of our advertising framework agreements with advertising agencies. Since advertisers, as opposed to advertising agencies, ultimately decide whether to actually purchase our advertising services, entering into framework agreements directly with advertisers provides us with greater certainty of generating business than entering into such agreements with advertising agencies. The number and contract amount of the framework agreements we entered into directly with advertisers from December 31, 2010 to March 17, 2011 exceeded our expectation as of December 1, 2010.

Fair Value of Our Series A Convertible Redeemable Preference Shares

        In addition to our ordinary shares, we have also, with the assistance of Grant Sherman Appraisal Limited, determined the fair value of the Series A convertible redeemable preference shares. The result of which is used to determine the amount of redemption value as well as the amortization of the associated beneficial conversion feature. Consistent with ordinary shares discussed above, the determination of the fair value of our Series A convertible redeemable preference shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of these shares and our operating history and prospects at the time of valuation.

        Grant Sherman used the discounted cash flow, or DCF, method of the income approach to assess the fair value of ordinary shares in 2009 and 2010. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Internal Control over Financial Reporting

        Prior to this offering, we have been a private company with a relatively short operating history and limited accounting personnel and other resources with which to address our internal controls and procedures over financial reporting. During the course of the audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

        The material weakness identified relates to the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC's reporting requirements. The significant deficiency relates to the lack of written accounting manual and closing procedures to facilitate preparation of financial statements for financial reporting purposes. The material weakness resulted in audit adjustments and corrections to our financial statements.

        We hired a chief financial officer with public company reporting and U.S. GAAP experience in early December 2010. In addition, we plan to take initiatives to improve our internal control over financial reporting and disclosure controls, including (i) establishing an audit committee to oversee the accounting and financial reporting processes as well as external and internal audits of our company, (ii) establishing an internal audit function, (iii) hiring additional qualified professionals with relevant accounting experience for our finance and accounting department at both headquarters and subsidiaries levels, (iv) providing U.S. GAAP accounting and financial reporting training for our existing personnel, (v) standardizing our accounting systems by introducing additional programs and procedures, (vi) formalizing and standardizing policies and procedures in relation to period-end-closing and financial reporting at both headquarters and subsidiaries levels and (vii) increasing the level of interaction among our management, audit committee and other external advisors. However, the implementation of these initiatives may not fully address the material weakness and significant deficiency in our internal control over financial reporting. See "Risk Factors—Risks Relating to Our Business and Industry—During the course of the audit of our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly if we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective."

        Upon the completion of this offering, we will become a public company in the United States that will be subject to the U.S. Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. See "Risk Factors—Risks Relating to Our Business and Industry—During the course of the audit of our financial statements, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results in accordance with U.S. GAAP may be materially and adversely affected. In addition, investor confidence in us and the market price of our ADSs may decline significantly if we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective."

Description of Key Statement of Operations Items

Revenues

        The following table sets forth the principal components of our total revenues by amount and by percentage of total revenues for the periods presented.

	For the year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues:
Net advertising revenues	40,259	18.1%	81,632	31.1%	204,370	30,965	38.7%
Paid service revenues	182,367	81.9%	180,715	68.9%	324,326	49,140	61.3%

Total revenues	222,626	100%	262,347	100%	528,696	80,105	100%

Revenues

        We derive our revenues from advertising services and paid services.

        Advertising services.    Our net advertising revenues accounted for 18.1%, 31.1% and 38.7% of our total revenues in 2008, 2009 and 2010, respectively. We generate our net advertising revenues from payments made by advertisers to place advertisements on our websites for particular durations of time. We provide our advertising services through our online and video channels primarily and, to a small extent at present, through our mobile channel. The advertising formats we offer generally include banners, videos, text-links, logos, buttons and rich media. Growth in our number of advertisers and average revenue per advertiser, or ARPA, both contributed significantly to the growth of our net advertising revenues from 2008 to 2009, and from 2009 to 2010. Our number of advertisers reached 197, 319 and 502 as of December 31, 2008 and 2009 and 2010, respectively. Our ARPA increased from RMB0.2 million in 2008, to RMB0.3 million in 2009, and to RMB0.4 million in 2010. Such increases in ARPA were driven by greater demand for our advertising services and our offering of a greater variety of advertising services in attractive service packages, which allowed us to increase the prices we charged and generate a greater volume of advertising business per customer.

        Advertisers purchase our advertising services primarily through third-party advertising agencies. As is typical in the Chinese online advertising industry, most of the advertisements on our website are charged on the basis of duration. A small amount of the advertisements presented on our website are charged on a cost-per-thousand-impression, or CPM, basis. Our advertising contracts establish fixed prices for the advertising services we provide. We recognize advertising revenues on a net basis after deducting service fees earned by advertising agencies, and based on the delivery pattern over the display period as specified in the relevant contract. Going forward, we expect our net advertising revenues to comprise an increasing share of our total revenues.

        We also earn advertising revenues from Phoenix TV for joint TV and new media advertising solutions which we provide together with Phoenix TV to certain Phoenix TV advertising customers. We record these revenues as net advertising revenues earned from related parties. Our net advertising revenues earned from related parties accounted for 7.8%, 4.7% and 8.5% of our advertising revenues in 2008, 2009 and 2010, respectively.

        Paid Services.    Our paid service revenues contributed 81.9%, 68.9% and 61.3% of our total revenues in 2008, 2009 and 2010, respectively. The following table sets forth our paid service offerings and their respective contributions to our paid service revenues and total revenues in 2010.

Paid Service Offerings(1)	% of paid service revenues	% of total revenues
MIVAS (mobile channel)	87.3%	53.6%
WVAS	60.6%	37.2%
Digital reading services	23.5%	14.4%
Mobile game services	3.2%	2.0%
Video VAS (video channel)	8.1%	5.0%
Online video services, mobile video services and video content sales	8.1%	5.0%
Internet VAS (ifeng.com channel)	4.6%	2.8%
Pick-Ur-Stock and other Internet VAS	4.6%	2.8%

(1)
Tianying Jiuzhou conducts most of our WVAS services, our digital reading services, most of our mobile game services, our video VAS services and a portion of our Internet VAS services. Yifeng Lianhe conducts a portion of our WVAS and a small portion of our mobile game services. Fenghuang On-line provides generates revenue from conducting certain promotional activities for Phoenix TV, which we categorize within our Internet VAS from an accounting perspective under US GAAP.

        We generate most of our paid service revenues from our WVAS, digital reading services and video VAS, which respectively accounted for 60.6%, 23.5% and 8.1% of our paid service revenues in 2010.

  •
  WVAS.  We generate revenues from our WVAS by providing content to mobile operators, including China Mobile, China Unicom and China Telecom, who then transmit our content to their mobile phone users through the relevant value-added service technologies, which include short messaging service (SMS), multimedia messaging service (MMS), ring back tone (RBT), interactive voice response (IVR) and wireless application protocol (WAP). Our WVAS primarily consist of messaging-based services (SMS and MMS). Mobile phone users in China pay for these WVAS as part of their subscriptions or on a per-usage basis. We generally recognize revenues from WVAS in the periods in which the services are performed, either on a gross basis or net of revenue sharing fees, depending on whether certain accounting criteria are met. See "—Critical Accounting Policies—Critical Accounting Policies and Estimates—Paid Service Revenues."

  •
  Digital Reading Services.  We earn revenues from our digital reading services by offering mobile newspapers, which are series of periodicals that can be easily viewed and navigated on a mobile phone interface. We generate revenues from this service through two means. First, we provide mobile newspaper content to China Mobile for a fixed fee pursuant to our cooperation agreements with China Mobile. China Mobile pays us at specified periods as set forth in the relevant agreement. China Mobile in turn offers our mobile newspaper content to VIP subscribers of its Go-Tone service as part of their subscriptions. In addition, mobile phone users who are not VIP subscribers to China Mobile's Go-Tone service can also subscribe to the mobile newspaper services. We provide our mobile newspaper content to all three of the mobile telecommunications operators in China in order to reach these users, and share a portion of the revenues generated from purchases of the service with the operators in the form of a revenues sharing fee. We recognize our digital reading revenues on a net basis.

  •
  Video VAS.  We generate the majority of our video VAS revenues from our mobile subscription and pay-per-view video services by providing short video clips to mobile phone users through China Mobile's video platform. We launched our mobile video services in 2010. China Mobile's customers pay a monthly subscription fee to access the ifeng video channel on this platform, or pay on a per-clip basis. We generally recognize revenues from its mobile video service in the periods in which the service is performed and on a net basis. We also earn video VAS revenues from our online subscription and pay-per-view video services by offering short clips on our dedicated video vertical, v.ifeng.com. We charge subscribers RMB45 per month for full access to all VIP content available on our vip.v.ifeng.com vertical and also offer more tailored subscriptions for fees ranging from RMB8 to RMB20 per month. We charge pay-per-view users RMB2 for each video they watch on vip.v.ifeng.com. In addition, we generate video VAS revenues through our video content sales services by sublicensing content we obtain from Phoenix TV to third parties, and generate a small amount of video VAS revenues at present from selling our in-house produced video content to third parties.

  •
  Other.  The remainder of our paid service revenues are derived from our mobile game services and Internet VAS.

        Our paid service revenues earned from China Mobile, a related party, accounted for 90.3%, 87.0% and 86.8% of our paid service revenues in 2008, 2009 and 2010, respectively. We generated paid service revenues of RMB130.2 million, RMB100.8 million and RMB218.4 million (US$33.1 million) from providing content services to customers of China Mobile and collecting fees through revenue sharing arrangements with China Mobile in 2008, 2009 and 2010, respectively. In the same periods, we derived paid service revenues of RMB34.4 million, RMB56.4 million and RMB63.8 million (US$9.7 million), respectively, from fixed fees from China Mobile for our "mobile newspaper" digital reading service.

  Cost of Revenues

        Our cost of revenues consists primarily of (1) revenue sharing fees paid to or retained by mobile operators and channel and content partners, (2) content and operational costs, including content procurement costs, salaries and benefits and other operating costs, (3) bandwidth costs and (4) business taxes and related surcharges. The following table sets forth the components of our cost of revenues by amount and by percentage of total revenues for the periods indicated.

	For the year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Cost of revenues:
Revenue sharing fees	106,640	47.9%	75,496	28.8%	151,732	22,990	28.7%
Content and operational costs	34,865	15.6%	61,815	23.5%	99,838	15,127	18.8%
Bandwidth costs	14,243	6.4%	18,904	7.2%	19,552	2,962	3.7%
Business tax and surcharges	7,754	3.5%	13,847	5.3%	28,301	4,288	5.4%

Total cost of revenues	163,502	73.4%	170,062	64.8%	299,423	45,367	56.6%

        Revenue Sharing Fees.    We share the revenues generated from the majority of our MIVAS and from our mobile video services with the mobile operators through whose networks and/or service platforms we offer our MIVAS and mobile video services to our users, and channel partners through whose platforms we market and distribute our MIVAS and mobile video services. We also share certain MIVAS revenues with content providers, as applicable. The percentage allocations for our revenue sharing is determined with the relevant parties and varies by service.

        The amount of revenue sharing fees that we pay to such third party content and service providers accounts for the largest portion of our revenue sharing fees. In addition, increases in revenue sharing fees are attributable more to increases in revenue sharing fees paid to third party content and service providers, than to increases in revenue sharing fees paid to China Mobile. The revenue sharing percentage to third party content and services providers is generally greater than that to China Mobile. Additionally, revenues sharing fees paid to China Mobile for mobile video services and certain MIVAS are not recognized in the cost of revenues, as they are deducted from these revenues, while revenue sharing fees paid to third party content and service providers for these same services are recognized in cost of revenues. Accordingly, increases in revenue sharing fees for such services are all attributable to fees paid to third party content and service providers.

        Content and Operational Costs.    Our content costs consist of (i) personnel-related costs which include share-based compensation associated with content production and advertising sales support, (ii) payments we make to third-party professional media companies, (iii) the license fees we pay to Phoenix TV for the use of its content, (iv) content procurement costs and (v) production costs related to our in-house produced content. Our operational costs consist of office expenses, costs related to events, channel testing costs in connection with advertising revenue generating activities and other miscellaneous costs.

        Bandwidth Costs.    Bandwidth costs are the fees we pay to mobile operators and other service providers for telecommunications services and for hosting our servers at their Internet data centers.

        Business Tax and Related Surcharges.    Business tax is imposed by the Chinese government on revenues we report for the provision of taxable services, transfers of intangible assets and sales of immovable properties. The business tax rate varies depending on the nature of the revenues. Our advertising services are subject to business tax, surcharges and cultural development fees of 8.5%. Our paid services are subject to business taxes and surcharges of 3.3% or 5.5%. For more information see "—Taxation."

Operating Expenses

        Our operating expenses consist of sales and marketing expenses, general and administrative expenses and technology and product development expenses, and include allocations of expenses from Phoenix TV. Share-based compensation expenses are included in our operating expenses as they are incurred. Our operating expenses have increased in absolute terms since 2008 due primarily to increased sales commissions and staff costs in support of our revenue growth, and have declined as a percentage of total revenues. After completion of this offering, we intend to use the net offering proceeds for content acquisition and production, product development and technology infrastructure, marketing and sales, as well as for general corporate purposes. See "Use of Proceeds." In addition, we intend to undertake efforts to remediate our financial controls. As a result, our sales and marketing expenses, general and administrative expenses, and technology and product development expenses may each increase materially in absolute amount, although we do not expect any of these operating expenses to increase materially as a percent of our total revenues.

        The following table sets forth our operating expenses, divided into their major categories, by amount and by percentage of total revenues for the periods indicated.

	For the year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Operating expenses:
Sales and marketing expenses	33,855	15.2%	46,364	17.7%	76,153	11,538	14.4%
General and administrative expenses	37,613	16.9%	27,727	10.6%	39,955	6,054	7.6%
Technology and product development expenses	17,104	7.7%	16,579	6.3%	31,012	4,699	5.9%

Total operating expenses	88,572	39.8%	90,670	34.6%	147,120	22,291	27.8%

        Sales and Marketing Expenses.    Our sales and marketing expenses consist primarily of sales and marketing personnel-related expenses and advertising and promotion expenses.

        General and Administrative Expenses.    Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative staff and professional accounting and legal fees and depreciation and amortization.

        Technology and Product Development Expenses.    Our technology and product development expenses mainly consist of personnel-related expenses associated with the development and maintenance of, and enhancement to our website and expenses associated with new technology and product development and enhancement.

        Share-based Compensation Expenses.    We measure the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. We recognize share-based compensation expenses, net of forfeitures, on a graded-vesting basis over the vesting term of the award. We adopt the Black-Scholes option pricing model to determine the fair value of stock options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for share-based awards that are expected to vest.

        Related Party Transactions.    We have entered into transactions with our related parties, including Phoenix TV and China Mobile, in 2008, 2009 and 2010 that impact our net advertising revenues, paid service revenues, cost of revenues, sales and marketing expenses, general and administrative expenses and technology and product development expenses. See "Related Party Transactions." The following table sets forth the significant transactions with our related parties.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Transactions with the non US listing part of Phoenix TV:
Content provided by Phoenix TV	(1,165)	(1,540)	(3,671)	(556)
Advertising and promotion services allocated from Phoenix TV	(3,722)	(3,920)	(7,181)	(1,088)
Technical services provided by Phoenix TV	(399)	(866)	(998)	(151)
Corporate administrative expenses allocated from Phoenix TV	(760)	(1,155)	(617)	(93)
Revenues earned from Phoenix TV and its customers	3,134	3,845	17,274	2,617
Transactions with China Mobile:
Paid service revenues earned from China Mobile	164,642	157,276	281,577	42,663
Paid service revenues sharing and bandwidth cost to China Mobile	(25,735)	(22,786)	(34,777)	(5,269)

Other Income/(Expenses)

        Our other income/(expenses) reflects interest income, exchange rate gains or losses and others, net, which primarily consists of government subsidies.

Taxation

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

        Each of our PRC subsidiary and our affiliated consolidated entities are obligated to pay income tax in the PRC. Any technical service fees paid by our affiliated consolidated entities to Fenghuang On-line are deducted from these entities' taxable incomes for purpose of calculating their respective income taxes. On March 16, 2007, the National People's Congress of PRC enacted the Enterprise Income Tax Law, or the EIT Law, under which foreign investment enterprises and domestic companies would be subject to EIT at a uniform rate of 25% of taxable net income. There will be a five-year transition period for foreign invested enterprises, during which foreign invested enterprises are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "Software Enterprises" and/or HNTE, irrespective of whether they are foreign invested enterprises or domestic companies. The EIT Law became effective on January 1, 2008.

        Under the EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

        Under the previous income tax laws and rules prior to January 1, 2008, Fenghuang On-line has been qualified as "New Technology Enterprise," and could enjoy a favorable tax rate of 15% and were exempted from income tax for three years beginning with their first year of operations, and were entitled to a 50% tax reduction to 7.5% for the subsequent three years and 15% thereafter. In addition, the EIT Law provides grandfather treatment for enterprises which were qualified as "New Technology Enterprises" under the previous income tax laws and were established before March 16, 2007, if they continue to meet the criteria for New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises continue to enjoy their unexpired tax holiday provided by the previous income tax laws and rules. Fenghuang On-line continued to meet the criteria for New Technology Enterprises from 2008 to 2010 under the EIT Law, and it can continue to enjoy its unexpired tax holidays. Therefore, Fenghuang On-line was entitled to tax exemption from 2006 to 2008 and a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2010. If Fenghuang On-line will continue to be qualified as New Technology Enterprise in 2011, it will continue to be entitled to a 50% reduction of its applicable EIT rate to 7.5% in 2011.

        In April 2010, the State Administration of Tax issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to New Technology Enterprise status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the applicable PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

        However, to date, the Beijing local-level tax bureau has not implemented Circular 157 and has held the view that the relevant provisions might not apply to New Technology Enterprises in Science & Technology Park of Haidian District, where Fenghuang On-line is located. Therefore Fenghuang On-line has kept its current practice unchanged. We expect more guidance to be issued in the future.

Upon the issuance of such guidance, Fenghuang On-line's effective tax rate might increase. For example, if Circular 157 were implemented with a retroactive effect, we would be liable to pay an additional RMB2.1 million in taxes.

        Tianying Jiuzhou has been qualified as HNTE under the EIT Law from 2008 to 2010. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010 and will continue to enjoy this preferential tax rate, provided that it continues to be qualified as HNTE during such period.

        Yifeng Lianhe and Tianying Chuangzhi are subject to a 25% EIT rate for all the periods presented.

        Under the EIT Law, dividends paid from our PRC subsidiary are subject to a withholding tax at 10%. This new dividend withholding tax, however, will only be levied on our PRC subsidiary in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

        The EIT Law also provides that an enterprise established under the laws of foreign countries or regions but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history the EIT Law, should we be treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

        The advertising revenues of Tianying Jiuzhou and its subsidiary earned from external customers are subject to business taxes, surcharges and cultural development fees at a rate of 8.5%. The affiliated consolidated entities' paid service revenues earned from external customers are subject to business taxes and surcharges at rates of 3.3% to 5.5%. Additionally, the technical service fees paid by the affiliated consolidated entities to Fenghuang On-line pursuant to the contractual arrangements are subject to business taxes and surcharges at a rate of 5% to 5.5%. Therefore, due to our current structure in the PRC, our revenues may be subject to business tax and surcharge more than once.

Our Selected Quarterly Results of Operations

        The following table presents our selected unaudited quarterly results of operations for the eight quarters in the period from January 1, 2009 to December 31, 2010. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements for the quarters presented on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended,
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
Net advertising revenues	9,533	16,971	23,046	32,082	34,497	45,511	49,326	75,034	11,369
Paid service revenues	39,643	46,418	57,279	37,375	62,517	78,544	100,028	83,237	12,612

Total revenues	49,176	63,389	80,325	69,457	97,014	124,056	149,354	158,271	23,980
Cost of revenues(1)	(33,734)	(40,442)	(47,604)	(48,282)	(51,188)	(69,120)	(83,920)	(95,196)	(14,424)

Gross profit	15,442	22,947	32,721	21,175	45,827	54,936	65,434	63,076	9,557

Operating expenses:
Sales and marketing expenses(1)	(6,630)	(8,636)	(11,807)	(19,290)	(14,911)	(14,142)	(21,717)	(25,382)	(3,846)
General and administrative expenses(1)	(6,410)	(5,010)	(7,274)	(9,032)	(8,340)	(8,214)	(8,237)	(15,163)	(2,297)
Technology and product development expenses(1)	(4,049)	(3,714)	(4,769)	(4,047)	(6,085)	(6,853)	(8,519)	(9,556)	(1,448)

Total operating expenses	(17,090)	(17,361)	(23,850)	(32,369)	(29,336)	(29,209)	(38,473)	(50,101)	(7,591)

Income/(loss) from operations	(1,647)	5,586	8,870	(11,194)	16,491	25,727	26,961	12,975	1,966
Other income	8	176	48	100	498	(89)	890	1,130	171

Income/(loss) before tax	(1,640)	5,762	8,919	(11,094)	16,988	25,639	27,851	14,104	2,137
Income tax benefits/expenses	(177)	(1,347)	(626)	491	(2,234)	(2,363)	(3,278)	(2,624)	(398)

Net income/(loss) attributable to Phoenix New Media Limited	(1,817)	4,415	8,292	(10,603)	14,755	23,275	24,573	11,481	1,740

Net income/(loss) attributable to ordinary shareholders	(1,817)	4,415	8,292	(42,157)	(40,992)	(47,504)	(62,749)	(14,173)	(2,147)
Non-GAAP adjusted net income(2)	(641)	5,364	12,726	(6,922)	17,453	25,471	29,322	18,398	2,788

Notes:

(1)
Includes share-based compensation expenses as follows:

	Three Months Ended,
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	163	129	237	246	180	146	366	161	24
Sales and marketing expenses	228	185	1,705	785	592	488	2,667	917	139
General and administrative expenses	641	520	2,179	2,418	1,755	1,422	1,507	5,722	867
Technology and product development expenses	144	115	313	232	171	140	209	117	18
(2)
We define adjusted net income/(loss), a non-GAAP financial measure, as net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation expenses. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income/(loss) together with net income/(loss) to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income/(loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income/(loss) is that it does not include all items that impact our net income/(loss) for the period. In addition, because adjusted net income/(loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income/(loss) in isolation from or as an alternative to net income/(loss) prepared in accordance with U.S. GAAP.

  Our non-GAAP adjusted net income is calculated as follows for the periods presented:

	Three Months Ended,
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income/(loss) attributable to Phoenix New Media Limited	(1,817)	4,415	8,292	(10,603)	14,755	23,275	24,573	11,481	1,740
Add back: Share-based compensation expenses	1,176	949	4,434	3,681	2,698	2,196	4,749	6,917	1,048
Non-GAAP adjusted net income	(641)	5,364	12,726	(6,922)	17,453	25,471	29,322	18,398	2,788

        We have generally experienced consistent growth in our quarterly total revenues for the eight quarters in the period from January 1, 2009 to December 31, 2010, although our total revenues decreased from the third quarter to the fourth quarter of 2009 due to the timing of recognition of certain revenues earned from our digital reading "mobile newspaper" service and certain changes in the policies of mobile operators, as discussed below. The growth in our quarterly total revenues was driven by continual increases in our net advertising revenues and generally by increases in our paid service revenues. Increases in our net advertising revenues were mainly attributable to the increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by our increased number of advertisers and increased ARPA during these periods. Increases in our paid service revenues were primarily due to our increased paid service offerings and increased number of users of our paid services. On a year-on-year basis, our total revenues increased at a higher rate than our cost of revenues and operating expenses during these periods, as we have been able to achieve greater economies of scale and higher operating leverage.

        Our quarterly results of operations are affected by seasonal trends. In particular, our net advertising revenues are generally higher in the fourth quarter due to greater advertising spending by our advertisers near the end of each calendar year when they spend the remaining portions of their annual budgets. In addition, advertising spending has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. Our rapid growth has lessened the impact of seasonal fluctuations and cyclicality. However, we expect that seasonal fluctuations and cyclicality will continue to affect our quarterly and annual operating results. See "Risk Factors—Risks Relating to Our Business and Industry—Our quarterly revenues and results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations."

        Our paid service revenues decreased in the fourth quarter of 2010 compared to the third quarter of 2010 and in the fourth quarter of 2009 compared to the third quarter of 2009 because we did not recognize revenues for the digital reading "mobile newspaper" content we provided to China Mobile in November and December 2009 and 2010 as we were in the process of renegotiating the relevant cooperation contracts with China Mobile. The decrease in our paid service revenues in the fourth quarter of 2009 compared to the third quarter of 2009 was also due to a change in the policies of mobile operators, including China Mobile, to restrict pre-installations of mobile applications on handsets, tighten the requirement of additional customer billing confirmations and temporarily suspend the billing of WAP services due to government restrictions on WAP services providing offensive content. Our sales and marketing expenses increased significantly from the third quarter to the fourth quarter of 2009 and from the second quarter to the third quarter of 2010 due to a greater number of promotional activities that we undertook in the relevant periods. These expenses also decreased from the first quarter of 2010 to the second quarter of 2010, and increased from the second quarter 2010 to the third quarter of 2010 due to adjustments in personnel that we made in order to strengthen our advertising sales team.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results you may expect for future periods.

	For the year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Revenues:
Net advertising revenues(1)	40,259	18.1%	81,632	31.1%	204,370	30,965	38.7%
Paid service revenues(1)	182,367	81.9%	180,715	68.9%	324,326	49,140	61.3%

Total Revenues	222,626	100.0%	262,347	100.0%	528,696	80,105	100.0%
Cost of revenues(1)(2)	(163,502)	(73.4)%	(170,062)	(64.8)%	(299,423)	(45,367)	(56.6)%

Gross Profit	59,124	26.6%	92,285	35.2%	229,273	34,738	43.4%

Operating expenses:(1)(2)
Sales and marketing expenses(1)(2)	(33,855)	(15.2)%	(46,364)	(17.7)%	(76,153)	(11,538)	(14.4)%
General and administrative expenses(1)(2)	(37,613)	(16.9)%	(27,727)	(10.6)%	(39,955)	(6,054)	(7.5)%
Technology and product development expenses(1)(2)	(17,104)	(7.7)%	(16,579)	(6.3)%	(31,012)	(4,699)	(5.9)%

Total operating expenses	(88,572)	(39.8)%	(90,670)	(34.6)%	(147,120)	(22,291)	(27.8)%

Income/(loss) from operations	(29,448)	(13.2)%	1,615	0.6%	82,153	12,447	15.5%
Other income	1,146	0.5%	332	0.1%	2,429	368	0.5%
Income/(loss) before tax	(28,302)	(12.7)%	1,947	0.7%	84,582	12,815	16.0%
Income tax benefits/(expenses)	149	0.1%	(1,660)	(0.6)%	(10,499)	(1,590)	(2.0)%

Net income/(loss) attributable to Phoenix New Media Limited	(28,153)	(12.6)%	287	0.1%	74,083	11,225	14.0%

Net income/(loss) attributable to ordinary shareholders	(28,153)	(12.6)%	(31,267)	(11.9)%	(165,418)	(25,063)	(31.3)%
Non-GAAA adjusted net income(3)	1,777	0.8%	10,527	4.0%	90,644	13,734	17.1%

(1)
Revenues, cost of revenues and operating expenses include transactions with related parties as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net advertising revenues	3,134	3,845	4,824	731
Paid service revenues	164,642	157,276	294,027	44,550
Cost of revenues	(26,910)	(24,721)	(38,800)	(5,879)
Sales and marketing expenses	(3,722)	(3,920)	(7,181)	(1,088)
General and administrative expenses	(760)	(1,155)	(617)	(93)
Technology and product development expenses	(390)	(471)	(645)	(98)
(2)
Includes share-based compensation expenses as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses:
Cost of revenues	2,455	775	854	129
Sales and marketing expenses	6,539	2,904	4,664	707
General and administrative expenses	18,374	5,757	10,406	1,577
Technology and product development expenses	2,562	804	637	96

(3)
We define adjusted net income, a non-GAAP financial measure, as net income attributable to Phoenix New Media Limited excluding share-based compensation expenses. We believe that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of our performances. We review adjusted net income together with net income/(loss) to obtain a better understanding of our operating performance. We use this non-GAAP financial measure for planning and forecasting and measuring results against the forecast. Using several measures to evaluate our business allows us and our investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our investors. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net income/(loss) for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net income/(loss) prepared in accordance with U.S. GAAP.

        Our non-GAAP adjusted net income is calculated as follows for the periods presented:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net income/(loss) attributable to Phoenix New Media Limited	(28,153)	287	74,083	11,225
Add back: Share-based compensation expenses	29,930	10,240	16,561	2,509

Non-GAAP adjusted net income	1,777	10,527	90,644	13,734

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

        Revenues.    Our revenues increased by 101.5% from RMB262.3 million in 2009 to RMB528.7 million (US$80.1 million) in 2010. This increase was attributable to growth in our net advertising revenues, which increased by 150.4% from RMB81.6 million in 2009 to RMB204.4 million (US$31.0 million) in 2010, and growth in our paid service revenues, which increased by 79.5% from RMB180.7 million to RMB324.3 million (US$49.1 million) during the same period. Our net advertising revenues growth was primarily due to growth in our number of advertisers from 319, as of December 31, 2009, to 502, as of December 31, 2010, and an increase in ARPA from RMB0.3 million to RMB0.4 million from 2009 to 2010. The growth in our paid service revenues was primarily attributable to an increase of RMB87.5 million in WVAS revenues primarily due to larger business volume which resulted from our ability to offer revenue sharing payments to our channel partners on a more frequent basis and our securing better quality channel partners based on the quality of our content, an increase of RMB18.6 million in video VAS due to the launch of our mobile video subscription and pay-per-view video services in this period, and an increase of RMB13.7 million in digital reading service revenues due to an increase in the revenues we recognized under our cooperation agreement with China Mobile in 2010 as compared to 2009, and growth in independent subscribers to our "mobile newspaper" service.

        Cost of Revenues.    Our cost of revenues increased by 76.1% from RMB170.1 million in 2009 to RMB299.4 million (US$45.4 million) in 2010. Cost of revenues decreased as a percentage of our revenues decreased from 64.8% in 2009 to 56.6% in 2010. This decrease was primarily attributable to the growth in our paid service and net advertising revenues and increased economies of scale.

  •
  Revenue sharing fees.  Our revenue sharing fees increased by 101.0% from RMB75.5 million in 2009 to RMB151.7 million (US$23.0 million) in 2010 due primarily to the increase in our WVAS revenues, which we shared with third-party content and services providers and mobile operators, including China Mobile.

  •
  Content and operational costs.  Our content and operational costs increased by 61.5% from RMB61.8 million in 2009 to RMB99.8 million (US$15.1 million) in 2010 due to increases in all components in our content and operational costs as a result of our business expansion.

  •
  Bandwidth costs.  Our bandwidth costs increased by 3.4% from RMB18.9 million in 2009 to RMB19.6 million (US$3.0 million) in 2010 due to our increased user traffic, largely offset by the initiation of the use of our content delivery network, or CDN, which enabled us to achieve unit cost savings from both the lower unit cost of our proprietary CDN and improved pricing power with our third-party CDN providers.

  •
  Business tax and surcharges.  Our business tax and surcharges increased by 104.4% from RMB13.8 million in 2009 to RMB28.3 million (US$4.3 million) in 2010. This increase was due to the increase of our total revenues.

  •
  Share-based compensation.  Our share-based compensation allocated to cost of revenues as part of content and operational costs above, increased by 10.2% from RMB0.8 million in 2009 to RMB0.9 million (US$0.1 million) in 2010. This increase was due to our grant of new options in the period.

        As a result of the foregoing, our gross profit increased by 148.4% from RMB92.3 million in 2009 to RMB229.3 million (US$34.7 million) in 2010. Our gross margin increased from 35.2% in 2009 to 43.4% in 2010.

        Operating Expenses.    Our operating expenses increased by 62.3% from RMB90.7 million in 2009 to RMB147.1 million (US$22.3 million) in 2010, primarily due to growth of our business. However, our operating expenses as a percentage of revenues declined over this period, from 34.6% to 27.8%, demonstrating our operating leverage.

  •
  Sales and marketing expenses.  Our sales and marketing expenses increased by 64.2% from RMB46.4 million in 2009 to RMB76.2 million (US$11.5 million) in 2010. This increase was primarily attributable to an increase in our sales and marketing personnel as we sought to strengthen our sales and marketing team and in our promotion and marketing activities.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 44.1% from RMB27.7 million in 2009 to RMB40.0 million (US$6.1 million) in 2010, primarily due to an increase in our management and administrative personnel.

  •
  Technology and product development expenses.  Our technology and product development expenses increased by 87.1% from RMB16.6 million in 2009 to RMB31.0 million (US$4.7 million) in 2010, primarily due to an increase in our technology and product development personnel.

  •
  Share-based compensation.  Our share-based compensation allocated to each of the three categories of operating expenses above, increased by 65.9% from RMB9.5 million in 2009 to RMB15.7 million (US$2.4 million) in 2010. This increase was due to our grant of new options in the period.

      Related Party Transactions

  •
  Our net advertising revenues increased by 25.4% from RMB3.8 million in 2009 to RMB4.8 million (US$0.7 million) in 2010, which was primarily attributable to increases in number of advertisers and ARPA.

  •
  Our paid service revenues increased by 86.9% from RMB157.3 million in 2009 to RMB294.0 million (US$44.5 million) in 2010, which was primarily attributable to increases in our number of paid service offerings and paying users, especially of mobile subscription and pay-per-view video services, mobile newspaper services provided through direct customer subscriptions, and WVAS.

  •
  Our cost of revenues increased by 56.9% from RMB24.7 million in 2009 to RMB38.8 million (US$5.9 million) in 2010, which was in line with the increase in our paid service revenues from and through China Mobile during the period.

  •
  Our sales and marketing expenses increased by 83.2% from RMB3.9 million in 2009 to RMB7.2 million (US$1.1 million) in 2010, which was attributable to the increase of joint promotion and advertising activities held together with Phoenix TV during the period.

  •
  Our general and administrative expenses decreased by 46.6% from RMB1.2 million in 2009 to RMB0.6 million (US$0.1 million) in 2010, which was primarily attributable to decreases in professional fees incurred for newly granted options which were paid for by Phoenix TV on our behalf.

  •
  Our technology and product development expenses increased by 36.8% from RMB0.5 million in 2009 to RMB0.6 million (US$0.1 million) in 2010, primarily due to an increase in technology and product development personnel related expenses related to Phoenix TV personnel who provided services to us.

        Interest Income.    Our interest income increased by 17.4% from RMB0.5 million in 2009 to RMB0.6 million (US$0.1 million) in 2010 primarily due to an increase in the average balance of our bank deposits.

        Income Tax Expenses.    Our interest tax expenses increased by 532.5% from RMB1.7 million in 2009 to RMB10.5 million (US$1.6 million) in 2010 due to an increase of RMB82.6 million in our income before tax in 2010 compared to 2009.

        Net Income Attributable to Phoenix New Media Limited.    As a result of the foregoing, net income attributable to our company increased substantially from RMB0.3 million in 2009 to RMB74.1 million (US$11.2 million) in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Revenues.    Our revenues increased by 17.8% from RMB222.6 million in 2008 to RMB262.3 million in 2009. This increase was attributable to growth in our net advertising revenues, which increased by 102.8% from RMB40.3 million in 2008 to RMB81.6 million in 2009, due to increases in our number of advertisers from 197 to 319, and in ARPA from RMB0.2 million to RMB0.3 million. Our paid service revenues remained largely flat over the period due primarily to a decrease of RMB25.4 million in our WVAS revenues resulting from mobile operators' restrictions of pre-installations of mobile applications on handsets, tightening the requirement of additional customer billing confirmations, and a temporary suspension of billing of WAP services due to government restrictions on WAP services providing offensive content, partially offset by an increase of RMB24.3 million in digital reading service revenues primarily attributable to an increase in the fixed fees we received from China Mobile for our content during this period.

        Cost of Revenues.    Our cost of revenues increased by 4.0% from RMB163.5 million in 2008 to RMB170.1 million in 2009. This increase was due primarily to increase in our content and operational costs. Cost of revenues as a percentage of our revenues decreased from 73.4% in 2008 to 64.8% in 2009. This decrease was primarily due to growth in our revenues and increased contribution from net advertising revenues during the period.

  •
  Revenue sharing fees.  Our revenue sharing fees decreased by 29.2% from RMB106.6 million in 2008 to RMB75.5 million in 2009, resulting from decreased revenues from our WVAS business due to a change in China Mobile's billing confirmation policy for WAP and SMS services.

  •
  Content and operational costs.  Our content and operational costs increased by 77.3% from RMB34.9 million in 2008 to RMB61.8 million in 2009, due to increases in all components in our content and operational costs as a result of our business expansion.

  •
  Bandwidth costs.  Our bandwidth cost increased by 32.7% from RMB14.2 million in 2008 to RMB18.9 million in 2009, resulting from increased bandwidth needs to support the growth of our user traffic.

  •
  Business tax and surcharges.  Our business tax and surcharges increased by 78.6% from RMB7.8 million in 2008 to RMB13.8 million in 2009. This increase was due to the increase of our total revenues.

  •
  Share-based compensation.  Our share-based compensation allocated to cost of revenues as part of content and operational costs above, decreased by 68.4% from RMB2.5 million in 2008 to RMB0.8 million in 2009. This decrease was due to fewer option grants in 2009 as compared to 2008.

        As a result of the foregoing, our gross profit increased by 56.1% from RMB59.1 million in 2008 to RMB92.3 million in 2009. Our gross margin increased from 26.6% in 2008 to 35.2% in 2009.

        Operating Expenses.    Our operating expenses increased by 2.4% from RMB88.6 million in 2008 to RMB90.7 million in 2009, primarily due to growth of our business. However, our operating expenses as a percentage of revenues declined over this period from 39.8% to 34.6%.

  •
  Sales and marketing expenses.  Our sales and marketing expenses increased by 36.9% from RMB33.9 million in 2008 to RMB46.4 million in 2009. This increase was primarily attributable to an increase in our sales and marketing personnel as we sought to strengthen our sales and marketing team and increased promotion and marketing activities.

  •
  General and administrative expenses.  Our general and administrative expenses decreased by 26.3% from RMB37.6 million in 2008 to RMB27.7 million in 2009, primarily due to a decrease in share-based compensation from RMB18.4 million in 2008 to RMB5.8 million in 2009.

  •
  Technology and product development expenses.  Our technology and product development expenses decreased by 3.1% from RMB17.1 million in 2008 to RMB16.6 million in 2009, primarily due to a decrease in share-based compensation from RMB2.6 million in 2008 to RMB0.8 million in 2009.

  •
  Share-based compensation.  Our share-based compensation allocated to each of the three categories of operating expenses above, decreased by 65.5% from RMB27.5 million in 2008 to RMB9.5 million in 2009. This decrease was due to fewer option grants in 2009 as compared to 2008.

      Related Party Transactions

  •
  Our net advertising revenues increased by 22.7% from RMB3.1 million in 2008 to RMB3.8 million in 2009, which was primarily attributable to increases in our number of advertisers and ARPA.

  •
  Our paid service revenues decreased by 4.5% from RMB164.6 million in 2008 to RMB157.3 million in 2009, resulted from an adverse change in China Mobile's billing policy for WAP and SMS services, which affected China's WAP and SMS service providers generally during this period.

  •
  Our cost of revenues decreased by 8.1% from RMB26.9 million in 2008 to RMB24.7 million in 2009, which was in line with paid service revenue decrease from and through China Mobile.

  •
  Our sales and marketing expenses increased by 5.3% from RMB3.7 million in 2008 to RMB3.9 million in 2009, which was attributable to an increase in our sales and marketing staff and increased advertising and marketing activity.

  •
  Our general and administrative expenses increased by 52.1% from RMB0.8 million in 2008 to RMB1.2 million in 2009, which was primarily attributable to the increase in general operation expenses of professional fees for 2009 financing activity which was paid by Phoenix TV on our behalf.

  •
  Our technology and product development expenses increased by 21.0% from RMB0.4 million in 2008 to RMB0.5 million in 2009, which was primarily due to the salary increase of the technology and product development personnel of Phoenix TV who worked for us.

        Interest Income.    Our interest income decreased by 52.8% from RMB1.0 million in 2008 to RMB0.5 million in 2009 to due to higher cash deposits in 2008 as compared to 2009.

        Income Tax Expenses.    We had an income tax benefit of RMB0.1 million in 2008 and an income tax expenses of RMB1.7 million in 2009 because we had an loss before tax of RMB28.3 million in 2008 and income before tax of RMB1.9 million in 2009.

        Net Income/(loss) attributable to Phoenix New Media Limited.    As a result of the foregoing, we realized a net income attributable to our company of RMB0.3 million in 2009, as compared to a net loss of RMB28.2 million in 2008.

Liquidity and Capital Resources

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	13,875	(8,627)	85,676	12,981
Net cash used in investing activities	(12,108)	(6,555)	(18,059)	(2,736)
Net cash provided by financing activities	76	170,085	620	94
Effect of changes in exchange rate	3,494	184	(4,150)	(629)
Net increase in cash	5,336	155,087	64,087	9,710
Cash and cash equivalents at the beginning of period	62,663	67,999	223,086	33,801
Cash and cash equivalents at the end of period	67,999	223,086	287,173	43,511

        Our liquidity needs consist of our working capital requirements, which include payment of our operating expenses and financing of our accounts receivable. To date, we have primarily financed our operations with cash generated from our operations and from a private placement of preferred shares to investors. On November 24, 2009, we closed a private placement of our Series A convertible redeemable preferred shares for US$25.0 million. We currently do not have any bank loans, nor did we have any bank loans in 2008, 2009 or 2010. Phoenix TV advanced a US$5 million interest-free loan to us in November 2000 for the purpose of funding the working capital of PHOENIXi Investment Limited, or PHOENIXi, and its subsidiaries. The loan from Phoenix TV had an outstanding amount of RMB33.1 million (US$5.0 million) as of December 31, 2010 and is repayable upon demand by Phoenix TV. We do not expect that Phoenix TV will demand repayment of this loan in the near term, but in the event that Phoenix TV demands a repayment, we plan to make such repayment immediately and we do not expect that such repayment will have any material negative effect on our liquidity. As of

December 31, 2010 we had RMB287.2 million (US$43.5 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the next twenty-four months.

        We are a holding company, and we rely principally on dividends and other distributions from our subsidiary in China for our cash requirements. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

        We receive economic benefits generated from our affiliated consolidated entities in China through various contractual arrangements entered into by Fenghuang On-line, our PRC subsidiary, and the affiliated consolidated entities. Such contractual arrangements include technical licensing and services agreements with Yifeng Lianhe and Tianying Jiuzhou, respectively. Under these contractual arrangements, our affiliated consolidated entities pay to Fenghuang On-line a percentage of their annual revenues in the form of service fees. Any earnings that our PRC subsidiary distributes would be paid to our offshore intermediate holding company primarily through dividends. To date, Fenghuang On-line has not paid dividends to us. As a holding company, we have not required cash for our operations outside of China and therefore Fenghuang On-line has retained its earnings for the purpose of conducting our business operations in China. In each of 2008, 2009 and 2010, respectively, Fenghuang On-line's retained earnings were RMB27.0 million, RMB38.0 million and RMB107.4 million. In each of these same periods, Tianying Jiuzhou paid technical service fees of RMB40.5 million, RMB57.7 million and RMB114.5 million, respectively, to Fenghuang On-line. Yifeng Lianhe did not pay technical service fees to Fenghuang On-line during these periods. Fenghuang On-line incurred costs and expenses primarily related to technology and product development and to our general and administrative expenses.

        We currently anticipate that we will be able to fund operations for at least the next twenty-four months with operating cash flow and existing cash balances. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Operating Activities

        In 2010, our operating activities generated net cash of RMB85.7 million (US$13.0 million). This was primarily attributable to net income attributable to Phoenix New Media Limited of RMB74.1 million (US$11.2 million) and an increase in accounts payable of RMB31.5 million, an increase in our mobile video services revenues, an increase of 212.2% in advertising agency service fees and share-based compensation expenses of RMB16.6 million (US$2.5 million). The increase in accounts payable in 2010 was due to an increase of 101.0% in our revenue sharing fees resulting mainly from a 65.0% increase in our MIVAS revenues, while the increase in advertising agency fees was attributable to a 150.4% increase in our net advertising revenues. These increases were partially offset by an increase in accounts receivable of RMB42.8 million (US$6.5 million) attributable to the growth in our net advertising revenues.

        In 2009, we had net cash used in operating activities of RMB8.6 million, primarily attributable to a decrease of RMB21.1 million in amounts due to related parties mainly resulting from a change in our cooperation agreement with China Mobile in 2009 pursuant to which we did not receive an advance payments from China Mobile at the end of 2009 as we did at the end of 2008, and an increase in accounts receivable of RMB13.7 million mainly due to the 102.8% increase in our net advertising revenues in this period. This was partially offset by an increase of RMB4.7 million in accounts payable resulting from and a 193.8% increase in advertising agency service fees, primarily attributable to a 102.8% increase in our net advertising revenues, and an increase in advances from advertisers and users of our online video services of RMB3.2 million.

        In 2008, our operating activities generated net cash of RMB13.9 million, primarily attributable to an increase of RMB16.3 million in amounts due to related parties, mainly resulting from a change in the terms of our cooperation agreements with China Mobile pursuant to which we received an advance payments of RMB19.0 million from China Mobile at the end of 2008 but did not receive such an advance at the end of 2007, and an increase of RMB6.6 million in accounts payable due to an increase in revenue sharing fees driven by growth in our MIVAS paid service revenues and an increase in agency service fees. This was partially offset by an increase in accounts receivable of RMB11.2 million arising from an increase in net advertising revenues during this period, an increase of RMB7.3 million in amounts due from related parties due to an increase in our MIVAS paid service revenues during this period, and an increase of RMB3.3 million in prepayment and other current assets due to an increase in prepayment for content license fees.

Investing Activities

        Our net cash used in investing activities was RMB12.1 million, RMB6.6 million and RMB18.1 million (US$2.7 million) for each of 2008, 2009 and 2010. Our investing activities for each of 2008 and 2009 were for capital expenditures, as described in "—Capital Expenditures." Our net cash used in investing activities in 2010 was attributable to capital expenditures of RMB18.1 million (US$2.7 million) as described in "—Capital Expenditures."

Financing Activities

        We had net cash provided by financing activities of RMB0.6 million (US$0.09 million) for the year ended December 31, 2010 attributable to proceeds from the exercise of stock options of RMB10.0 million (US$1.5 million), offset by a cash payment to shareholders of our consolidated affiliated entities of RMB7.9 million (US$1.2 million) in order to repay these shareholders for their initial funding of the paid-in capital of these entities and costs incurred in connection with this offering of RMB1.5 million (US$0.2 million).

        We had net cash provided by financing activities of RMB170.1 million in 2009 primarily attributable to proceeds from the issuance of our Series A convertible redeemable preferred shares of RMB169.6 million.

        We had net cash provided by financing activities of RMB75,539 in 2008 attributable to proceeds from the exercise of stock options.

Capital Expenditures

        We had capital expenditures of RMB12.1 million, RMB6.6 million and RMB18.1 million (US$2.7 million) in 2008, 2009 and 2010, respectively, all of which were mainly used to purchase computers and equipment. We expect capital expenditures to materially increase by approximately RMB21.7 million in 2011, primarily for additional servers, network equipment, employee computers, and software, including ERP system software. We plan to fund our capital expenditures in 2011 with cash flows from our operations.

Contractual Obligations and Commercial Commitments

        The following table sets forth our contractual obligations as of December 31, 2010.

	Payments Due by Period
	2011-2013	2014	After 2015
	(RMB in thousands)
Rental	18,014	—	—
Property and equipment, and intangible assets	2,413	—	—
Cooperation with Phoenix TV	7,625	3,906	—
Server allocation	3,769	—	—
Others	3,578	—	—

Total	35,399	3,906	—

        In January 2011, we entered into a server purchase agreement which obligates us to pay a total of RMB3.3 million, and in March 2011, we entered into an Internet management service agreement which obligates us to pay a total of RMB3.3 million over a period of twelve months. In addition, in March 2011, we entered into a supplemental agreement which extends the end of the term of the Phoenix TV Cooperation Agreement from November 2014 to March 2016. Pursuant to the Phoenix TV Cooperation Agreement, which became effective in November 2009, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement.

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements.

        Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Concentration risk

        We depend on China Mobile, which is a shareholder of Phoenix TV, for a significant portion of our business. The revenues generated from paid services we provided through China Mobile for the years ended December 31, 2008, 2009 and 2010 were RMB164.6 million, RMB157.3 million and RMB281.6 million (US$42.7 million), respectively, which accounted for 74.0%, 59.9% and 53.3% of our total revenue in the respective periods.

        We had accounts receivable from China Mobile as of December 31, 2008, 2009 and 2010 of RMB11.9 million, RMB8.7 million and RMB16.5 million (US$2.5 million), respectively, which are included on our balance sheet as "Amounts due from related parties." Apart from China Mobile, we have no other customer with revenues or accounts receivable accounting for over 10% of our total revenues or total account receivables, respectively.

Credit risk

        Our credit risk arises from cash and cash equivalents, as well as credit exposures to receivables due from our customers, related parties and other parties and a note receivable due from PHOENIXi Investment Limited, an affiliate of our company which has been undergoing liquidation since October 2006.

        We believe that there is no significant credit risk associated with the bank deposits, and cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where we are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

        We have no significant concentrations of credit risk with respect to our customers, except for the account receivable from China Mobile as discussed above. We assess the credit quality of, and set credit limits on our customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

        We have a note receivable due from PHOENIXi Investment Limited. We assessed impairment of the note receivable, taking into consideration the credit risk, and believe that the carrying value of the note approximates the realizable value upon the completion of PHOENIXi Investment Limited's liquidation process.

Inflation Risk

        In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Interest Rate Risk

        We do not have any outstanding long-term or short-term loans. Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in bank deposits with original maturities of three months or less and time deposits with maturity terms of three months or more but less than one year. If we borrow money in future periods, we may be exposed to interest rate risk related to interest expenses incurred by any short-term or long-term bank borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

        Our operating transactions are denominated in RMB and our assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes in the Chinese central government's policies and to international economic and political developments. In China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China, or PBOC. Remittances in currencies other than RMB by us in China must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance. Fluctuations between the U.S. dollar and the RMB did not materially affect our results of operations or financial condition in 2008, 2009 or 2010 because a majority of our revenues and costs were denominated in RMB.

Recently Issued Accounting Standards

        Accounting Standard Update, or ASU 2010-20, issued in July 2010, enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. The amendment requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, it requires disclosure of credit quality indicators, past due information, and modifications of its financing receivables. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. For nonpublic entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. We are currently assessing the impact from the adoption of this update.

        ASU 2010-13, issued in April 2010, provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. We are currently assessing the impact from the adoption of these amendments.

        In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, we do not expect that the adoption of the standard will have a material impact on our consolidated results of operations or financial condition.

        In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this accounting standards update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive financial interest in a variable interest entity. The amendments in this accounting standards update also require additional disclosures about a reporting entity's involvement in variable interest entities, in order to enhance the information provided to users of financial statements. The new requirements were effective on January 1, 2010. We have adopted the new requirements in the first quarter of 2010 and we do not expect that the adoption of the standard will have a material impact on our consolidated results of operations or financial conditions.

        In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor-

specific objective evidence, or VSOE and third-party evidence, or TPE for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. We have early adopted this guidance through a retrospective application to all revenue arrangements for all periods presented in the financial statements.

        In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        In June 2009, the FASB issued authoritative guidance to eliminate the exception to consolidate a qualifying special-purpose entity, change the approach to determining the primary beneficiary of a variable interest entity and require companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The adoption of this guidance did not have material impact on our consolidated financial statements.

        In June 2009, FASB issued ASC 105 which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective for the reporting period ending on September 30, 2009. The adoption of ASC 105 did not have any impact on our consolidated results of operations and financial condition.

        In May 2009, the FASB issued guidance on subsequent events that establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have any material impact on our consolidated financial statements.

        In April 2009, the FASB issued guidance on recognition and presentation of other-than-temporary impairments. This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective no later than periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        In March 2008, the FASB issued revised guidance to expand disclosure requirements for derivative instruments and hedging activities. The guidance provides greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, the guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The guidance was effective to us beginning on January 1, 2009 and did not have a material impact on our consolidated financial statements.

        In December 2007, the FASB issued revised guidance on accounting for business combinations and non-controlling interests. The guidance changes the accounting for and reporting of business combination transactions and non-controlling interests in consolidated financial statements. It requires changes in classification and presentation of minority interests in the consolidated balance sheets, statements of income, and statements of stockholders equity. The revised guidance was effective for our company beginning on January 1, 2009. The adoption of the guidance did not have a material impact on our consolidated financial statements.

OUR INDUSTRY

        Media convergence is characterized by the evolution of content formats and communications infrastructure toward providing consumers with ubiquitous access to content through multiple channels. This evolution has removed boundaries between traditional media channels and allowed consumers to choose the content they want to consume. For example, content which has historically been distributed through traditional media channels, such as print, film or broadcast television, is now increasingly available on demand through new media channels, such as Internet portals, online video sites, mobile Internet applications and digital reading services. Media convergence has also facilitated the creation of interactive media such as UGC. Users can access this universe of content through a growing range of Internet-enabled devices, including personal computers, smartphones and tablet PCs. As media convergence continues to evolve, new media platforms will provide consumers with easier access to more interactive content.

Media Convergence in China

Prominence of Traditional Television and Print Media

        With their broad reach, traditional television and print media have historically been the primary outlets for news and information in China. The media industry is controlled by various levels of government in China with multi-level regulations resulting in fragmentation across regions and content categories. In China, the sole nationwide television broadcaster, CCTV, is owned by the central government, while the 31 satellite broadcasters, each with nationwide reach, are owned by various provincial governments. There are also over 300 local television stations operated by county or city governments. Each of these broadcasters operates a number of separate television channels. In the print media industry, it is estimated that there are over 2,200 newspapers in publication in China, the majority of which are distributed locally or provincially. Strict government regulations regarding ownership and licenses has resulted in the under-development of traditional media incumbents in China. Viewers in China are increasingly seeking innovative media content that can be consumed according to individual schedules and preferences. Television viewership, though still growing in China, is expected to be outpaced by the growth of other new media channels in the future.

Shift in Viewership toward New Media Channels

        New media channels, including the Internet and mobile Internet, have gained increasing popularity relative to traditional television in China. According to a study by DCCI, a third-party research firm published in August 2010, television viewers in China are projected to grow at a modest CAGR of 0.8% between 2009 and 2015 to reach 1.4 billion viewers. In contrast, over the same period, the number of Internet and mobile Internet users in China are projected to grow at significantly faster CAGRs of 15.0% and 28.7%, respectively. The growth of these new media channels has been facilitated by increasing broadband penetration and the continued rollout of 3G mobile networks, as well as the development of advanced end user consumer devices.

        According to CNNIC, in June 2008, China surpassed the United States as the largest Internet market in the world in terms of the number of users. As of December 2010, the Chinese Internet population reached approximately 457 million users according to CNNIC. Significant growth potential remains, as the Internet penetration rate was only 34.3% as of December 2010 in China compared to 77.3% as of June 2010 in the United States, according to ITU. With the expansion of broadband infrastructure in China and the increasing affluence of the urban population, media consumption through the Internet is expected to continue to grow in the coming years.

        China also has the largest mobile user base in the world. DCCI projects that the number of mobile phone users reached 857 million and the number of mobile Internet users reached 326 million in China as of the end of 2010. By comparison, the number of mobile Internet users in the US numbered approximately 78 million in 2010, according to eMarketer. DCCI projects that the number of mobile Internet users will exceed the number of Internet users in 2013 and the number of mobile phone users will exceed the number of television viewers in 2015 in China. The rapid growth rates of Internet and mobile Internet usage demonstrate the migration of viewers from traditional television toward new media in China.

Number of End Users in China by Media Interfaces

Source: DCCI, August 2010

        Advanced mobile devices, such as smartphones and tablet PCs, are playing an increasingly important role in the distribution of media content. Continued development of 3G infrastructure in China will provide further growth potential for the mobile Internet market. The user-friendly mobile operating systems of smartphones and other advanced mobile devices, provide an Internet experience similar to that on a personal computer, which facilitates the popularity of mobile Internet applications such as mobile browsers, digital newspapers, and e-books among others. In addition, demand for premium content will also be driven by device manufacturers which are continuously seeking unique media content to differentiate the user experience of their media devices. In order to fully leverage the increasing computing power of smartphones and other mobile devices, developers have created a large universe of mobile applications to fulfill growing user requirements. The emergence of mobile application stores also provides direct channels for developers to distribute mobile applications. According to a Gartner report, "Forecast: Mobile Application Stores, Worldwide, 2008-2014," issued in December 2010, global mobile application downloads are projected to grow at a CAGR of 131% from 2008 to 2014 to reach 76.1 billion annual downloads in 2014. The proliferation of such applications will make mobile devices an increasingly popular platform through which to consume media content.

Emergence of New Media Companies

        With the rapid adoption of the Internet, a large number of new media companies have emerged in China, such as Internet portals, online video companies, and social networking companies. A number of major traditional television broadcasters in China have developed affiliated Internet platforms to distribute content. These website offer access to traditional media content, but often lack large-scale internet operations and are typically limited in content scope, strong capabilities in user interactivity associated with new media channels. At the same time, early new media content aggregators, such as Internet portals, are increasingly adding additional channels, including video and mobile applications, to their product offerings. These content aggregators, however, often lack access to unique professional content compared with traditional media outlets. All new media companies in China have relatively short operating histories and the trends of media convergence are in the early stages of development.

As the new media industry continues to develop, we believe premium new media brands will be increasingly associated with on-demand access to distinctive and professionally produced, differentiated content in China.

Increasing Demand for Professionally Produced New Media Content

        The increasing availability and accessibility of interactive media content is driving further growth in new media viewership versus traditional media in China. Demand for professionally created premium content on new media channels will continue to grow as users seek the same quality user experience offered by top-tier traditional television. For example, according to the iResearch Consulting Group, or iResearch, the size of the online video audience in China is expected to increase from 234 million in 2008 to 527 million in 2012, representing a CAGR of 22.5%. In China, demand for premium content from new media distribution platforms is increasing. Several online video companies are spending significant amounts on acquisition of professionally produced content, with a particular focus on acquisition of long-form entertainment related videos.

        Among the universe of content available online, real-time news, commentary and documentaries are particularly designed by users, especially the highly educated user segments. Demand among viewers for news content is demonstrated by the television advertising rates for news programs. For example, the highest ad rate for all programs in CCTV's annual auction for advertising timeslots in 2010 was for "The Evening News" program. Within China's media industry, all content is subject to oversight by the government, particularly news and commentary. Traditional television and newspapers have historically been the primary sources of news for the general population. Media convergence has now allowed users to access a greater quantity of news content on demand through a broad range of channels. Despite the proliferation of content, however, the new media industry is still nearly homogenous with content largely sourced from a limited number of sources. At the same time, a number of technology-focused new media companies have developed in China which provide advanced access to media but which often lack the expertise to produce high quality professional content. A clear market need exists among high end users in China who seek unique and differentiated news content produced and edited to high standards. Premium new media brands in China are increasingly associated with on-demand access to distinctive and relevant content.

        The proliferation of content through new media channels in China has also increased the need among users for trusted media sources to help navigate the broad universe of content available. This is particularly relevant for news content where accuracy, timeliness and depth of coverage are critical for users who increasingly have limited time to search for news. Within the fragmented media industry in China, many new media services have increasingly resorted to sensationalism and tabloid journalism to attract viewership. As a result, authoritative and credible news sources will increasingly have competitive advantages in attracting high-end users as well as major advertisers.

Significance of User Segmentation

        The shift in media consumption from traditional media to Internet and mobile channels in China is creating large new audiences, as evidenced by DCCI estimates of 551 million Internet users and 446 million mobile Internet users in China in 2011. These users encompass a broad demographic range across age, education and income levels. The size and diversity of the Internet user base in China create a greater need for targeted content.

        Many new media companies, such as Internet portals, have historically adopted broad content strategies to reach mass market audiences. The increasing size of the Internet population in China allows for greater segmentation of the user population. According to CNNIC, 28.4% of China's internet user population was younger than 20 years old as of December 2010. Given the large percentage of youth among China's Internet population, the ability to target the high income, metropolitan professional user segments is increasingly valuable. The ability to segment and target these users audiences provides advertisers with greater returns on advertising campaigns by ensuring higher exposure among key demographics.

Revenue Opportunities in New Media

Advertising

        Advertising Growth in China.    According to GroupM, China had the third largest advertising market in the world in 2009, with a market size of approximately US$40 billion. This is compared with the US, which was the largest advertising market in 2009, with US$141 billion in major media spending. China's advertising market still has significant growth potential, as advertising expenditure as a percentage of GDP was only 0.8% in 2009, compared to 1.0% in the US, according to GroupM. The growth in China's overall advertising market is expected to significantly outpace that of more developed countries, with a CAGR of 11.7% forecast from 2009 to 2011, according to GroupM. The shift in media viewership in China as a result of media convergence is reflected in similar trends in the advertising industry; the allocation of ad spending between media channels is shifting gradually to the Internet, especially from traditional media. The following chart sets forth the breakdowns of advertising expenditures by media format in China for 2009 and 2011.

Share of Advertising Spending by Medium

2009	2011E

Source: GroupM, Autumn 2010

        New Media Advertising Growth.    The Internet continues to gain acceptance as an evolving medium for entertainment, commerce and communication, leading to significant increases in Internet advertising expenditures in China. According to GroupM, Internet advertising expenditures in China grew from US$60 million in 2001 to US$3.1 billion in 2009, representing a CAGR of 63.9%.

        The Internet overcomes many limitations of traditional media advertising by enabling significantly greater interactivity, targeting capabilities and measurement of results. As advertisers become more educated about Internet advertising, they increasingly search for options that not only maximize their reach, but also increase the effectiveness of their advertising. Advertisers seek to reach their target users directly and precisely by eliminating wasted impressions. The Internet permits advertisers to measure precisely the number of impressions, or times that an advertisement appears in page views downloaded by users. As a result, advertisers are expected to allocate an increasing percentage of their overall advertising budget to online media versus traditional media. The following graph sets forth Internet advertising expenditures in China from 2006 to 2011.

Internet Advertising Expenditures in China

Source: GroupM, Autumn 2010

        Online video is the fastest growing segment among the various segments of the Internet advertising market, because it offers brand advertisers an effective and compelling online branding solution beyond simple, static display advertisements. According to iResearch, the online video segment had a CAGR of 74% from 2006 to 2009, compared to a CAGR of 51% for the Internet advertising segment over the same period according to GroupM.

Size of the Online Video Market in China

Source: China Online Video Research Report 2009-2010, iResearch

        Mobile advertising in China is at an early stage and the market size is still relatively small. Mobile internet adoption is increasing rapidly and monetization models of mobile internet traffic are continuously evolving. With the high mobile penetration rate in China and improved infrastructure, mobile advertising is expected to take off with a significant growth rate. According to iResearch, China's mobile advertising market is projected to grow from RMB900 million in 2009 to RMB5.5 billion in 2012, representing a CAGR of 83.0%, outpacing the growth of general Internet advertising market during the same period.

 Size of the Mobile Advertising Market in China

Source: China Mobile Advertising Analysis Report 2009-2010, iResearch

Paid Content Services

        In addition to advertising growth, media convergence in China has supported the emergence of paid content services. Media convergence provides a means for delivering a wide range of content through multiple channels directly to consumers. At the same time, users can increasingly access content on demand as opposed to on set time schedules with traditional media. Media convergence has expanded the breadth of content available to consumers and, accordingly, has increased the value placed on unique and differentiated content. New media companies with differentiated content and engaged user bases are not only able to attract more advertising dollars, but are also able to diversify the revenue streams through paid content services.

        The real-time nature of news media is ideally suited to the on-demand capability provided by media convergence. Users in China are increasingly utilizing the Internet to search for and consume timely news and news commentary. According to CNNIC, the amount of time users spend online continues to grow, with users spending an average of 19.8 hours per week on the Internet in the first half of 2010, compared to 18.7 hours per week in the second half of 2009. Reading news is the second most popular Internet activity among Chinese users, with a 78.5% penetration rate, just behind listening to music. China's increasingly affluent urban population is increasingly willing to pay for on demand access to relevant news and commentary.

        Growth trends in mobile Internet and advancements in mobile technology have facilitated greater adoption of mobile applications and fostered the growth of a digital reading market in China. Publishers now have expanded channels for content distribution and additional means for monetization, such as mobile newspapers, which is a digital reading product that allows users to read periodicals on their mobile devices. According to Enfodesk, the market size of mobile digital reading in China was RMB799 million in the third quarter of 2010, representing a growth rate of 17.6% from the second quarter of 2010. The mobile newspaper industry in China reached an inflection point in 2010, and its market size was estimated to be RMB585 million in the third quarter of 2010 according to Enfodesk.

BUSINESS

Overview

        We are the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, we enable consumers to access professional news and other quality information and share user-generated content, or UGC, on the Internet and through their mobile devices. We also transmit our UGC and in-house produced content to TV viewers primarily through Phoenix TV. Our ifeng.com website ranked number one in terms of page views, or PV, among the world's leading TV companies' websites, including CNN.com, BBC.co.uk, and CNTV.cn, in March 2011 according to Alexa.com, a third-party web information company, and ranked 8th among all Chinese websites in terms of PV in December 2010, according to Google Ad Planner. We had 222 million online monthly unique visitors in March 2011, and according to the iResearch Report, our online users' average monthly income was over four times that of the average Internet user in China in November 2010. Leveraging our coveted user demographic and influential brand, we have established a high-growth and profitable business model with diversified revenue streams from both advertising and paid services.

        We provide journalism with balanced perspectives, global news coverage, investigative reports and in-depth analysis of events in compelling presentation formats. Our news vertical has been ranked number one in terms of PV compared to news verticals of Chinese Internet portals since July 2010 by Alexa.com. We possess strong capabilities in sourcing and editing content, as well as in original production. Our content library is enriched by our exclusive license to use Phoenix TV's copyrighted content and is enhanced by the interactive contribution from our users through UGC. We believe that the high quality of our content distinguishes us within the new media industry in China. Our quality content has served to attract a large user base, as evidenced by the 311 million average daily online PV and 88 million average daily mobile PV that our platform received in March 2011. We believe the premium nature of our content is further demonstrated by ifeng.com's high number of page views per unit visitor, or PV/UV, which was higher than the PV/UV of any major Chinese Internet portal in November 2010 according to the iResearch Report, and its high level of daily time on site per user, which was significantly greater than that of the leading Chinese online video websites in March 2011 according to Alexa.com.

        Our brand, "ifeng.com" ( ), has achieved prominence among Chinese Internet users. We were recognized as the "Most Valuable Chinese Internet Brand" at the Chinese Internet Advertisers Annual Convention in October 2010. The appeal of our brand is enhanced by its affiliation with the "Phoenix" ( ) brand of Phoenix TV. In Chinese culture, the Chinese Phoenix is an auspicious mythical bird that symbolizes unrivaled excellence. Benefiting from China's "open and reform" policy, Phoenix TV has been a driving force in China's media reform and its programs are highly popular in China, as evidenced by the Phoenix Chinese Channel's thirteenth consecutive semi-annual first place ranking for audience appreciation since 2004 by CTR Market Research, a joint venture between China International TV Corporation and TNS Global Market Research. Our and Phoenix TV's active promotion of one another's brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically.

        Our distinguished content, attractive user base and diverse product lines provide us with multiple opportunities for monetization in both advertising and paid services. We derived 38.7% and 61.3% of our total revenues from advertising and paid services, respectively, in 2010. We recognize our advertising revenues on a net basis and generate them by providing advertising services through our online and video channels primarily and, to a small extent at present, through our mobile channel. Driven by the growing number of premium brand advertisers that we have attracted across a wide range of industries, our net advertising revenues grew at rates of 102.8% from 2008 to 2009, and

150.4% from 2009 to 2010. We offer a variety of paid services through all of our channels, including (i) mobile Internet and value-added services, or MIVAS, which includes our digital reading services, mobile game services and wireless value-added services, or WVAS, such as messaging-based services (SMS and MMS); (ii) video value-added services, or video VAS, which consists of our online subscription and pay-per-view video services, our mobile subscription and pay-per-view video services and video content sales and (iii) Internet value-added services, or Internet VAS. We primarily generate our paid service revenues from our WVAS, digital reading services and mobile subscription and pay-per-view video services by providing content to mobile device users and collecting revenue shares or fixed fees for our content services from the relevant mobile operators. We also earn a significant amount of paid service revenues in the form of fixed fees from China Mobile for our digital reading services. These offerings have driven the growth of our paid service users from 6.4 million users as of March 31, 2010 to 10.1 million users as of March 31, 2011, representing a growth rate of 57.0%.

        In 2008, 2009 and 2010, we generated revenues of RMB222.6 million, RMB262.3 million and RMB528.7 million (US$80.1 million), respectively, representing a CAGR of 54.1%. Our net advertising revenues were RMB40.3 million, RMB81.6 million and RMB204.4 million (US$31.0 million) in 2008, 2009 and 2010, respectively, representing a CAGR of 125.3%, and our paid service revenues were RMB182.4 million, RMB180.7 million and RMB324.3 million (US$49.1 million) in 2008, 2009 and 2010, respectively, representing a CAGR of 33.4%. We incurred a net loss attributable to Phoenix New Media Limited of RMB28.2 million in 2008. We achieved a net income attributable to Phoenix New Media Limited of RMB0.3 million and RMB74.1 million (US$11.2 million) in 2009 and 2010, respectively. Adjusted net income attributable to Phoenix New Media Limited, a non-GAAP financial measure which excludes share-based compensation expenses, was RMB1.8 million, RMB10.5 million and RMB90.6 million (US$13.7 million) in 2008, 2009 and 2010, respectively.

Our Relationship with Phoenix TV

        We have a mutually beneficial relationship with our majority shareholder, Phoenix TV, the leading Hong Kong-based satellite TV network broadcasting Chinese language content globally and into China. We and Phoenix TV share a common vision of the convergence of traditional and new media channels, and work together to realize this vision. While we furnish Phoenix TV with access to our new media delivery channels, Phoenix TV enables us to display our proprietary content on its TV programs. Phoenix Satellite Television Company Limited has also granted each of our affiliated entities an exclusive license to use its content on our Internet and mobile channels in China. Our and Phoenix TV's active promotion of one another's brands on our respective Internet-enabled and TV platforms helps to grow our combined audience synergistically.

Our Strengths

        We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

  Integrated delivery platform capitalizing on media convergence

        We are well positioned at the forefront of media convergence, offering quality media content and interactive services across Internet, mobile and TV channels. We are the dominant leader among Chinese new media companies originated from traditional media companies. Our ifeng.com website ranked number one in terms of PV among the world's leading TV companies' websites, including CNN.com, BBC.co.uk and CNTV.cn, in March 2011 according to Alexa.com, and ranked 8th among all Chinese websites in terms of PV in December 2010 according to Google Ad Planner. We have also developed a strong mobile channel. Our mobile website, 3g.ifeng.com received 88 million average daily PV in December 2010, and we have developed a variety of mobile Internet services and applications, as part of our MIVAS business, which are compatible with a wide range of mobile handsets and operating systems. The average daily PV of ifeng.com grew 165.8% from 117 million in March 2010 to 311 million in March 2011, and the average daily PV of 3g.ifeng.com grew 341.2% from 20 million in March 2010 to 88 million in March 2011. Our strong position in media convergence is enhanced by our strategic relationship with Phoenix TV. Our relationship with Phoenix TV is self-reinforcing. While Phoenix TV enjoys access, unmatched among TV broadcasters, to a top-ranked Chinese new media platform, we receive stalwart support from a leading Chinese traditional media provider, which is unrivalled among major Chinese Internet companies.

        Our convergence model offers us several key competitive advantages:

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  enables us, in an age of highly fragmented media consumption, to provide seamless delivery of our branded content and services to our users anytime and anywhere;

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  allows us to present a compelling value proposition to advertisers, offering them the ability to simultaneously release Internet and video campaigns, expected to be increasingly extended to mobile in the future;

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  enables us to offer a large variety of paid services on our multiple channels, opening up avenues for increased revenue generation;

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  furnishes us with a powerful marketing tool by enabling us to engage in cross-promotional activities to market our own brand and services;

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  provides us with an integrated organizational structure which supports operational efficiency; and

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  enables us to realize cost synergies in content sourcing and production, marketing and sales and technology infrastructure.

  Premium, differentiated and diverse professional content

        We provide journalism with balanced perspectives, real-time global news coverage, investigative reports and in-depth analysis of events in compelling presentation formats. Our content is timely, comprehensive and covers a wide spectrum of interest-based verticals, including news, finance, automobiles, entertainment, fashion, military affairs, history, commentary, real estate, digital books, philanthropy and buddhism, among others. We have a rich content portfolio, which is distinguished by its combination of selected third-party professional content, Phoenix TV content, our original in-house produced content and UGC. Our individual content channels have been noted for their excellence. For example, our news channel has been ranked number one since July 2010 by Alexa.com. We believe that we have provided the earliest video among Chinese media companies of certain major world events, such as the Philippine bus hijacking of Hong Kong tourists in August 2010 and the earthquake in Japan in March 2011. We believe the premium nature of our content is evidenced by ifeng.com's high number of PV/UV, which was higher than the PV/UV of any major Chinese Internet portal in November 2010, according to the iResearch Report, and its high level of daily time on site per user, which was significantly greater than that of the leading Chinese online video websites in March 2011, according to Alexa.com.

        We believe that our content editing and production capabilities are unique among new media companies in China. We edit our video content, primarily consisting of news, documentaries and interviews, into short and well-organized clips, which facilitate easy indexing, searching and convenient consumption on multiple Internet-enabled devices. Our focus on short clips increases advertisement exposure frequency on our platform and requires relatively low bandwidth cost. According to the iResearch Report, our speed and effectiveness was the most highly recognized among all major Chinese Internet companies in November 2010. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses, encourage debate on socio-political issues and believe that we deliver an unbiased voice and real value to our users. The iResearch

Report's data from November 2010 indicates that users choose our platform due to our objective viewpoints and original opinions.

  Leading and influential brand

        Our brand, ifeng.com ( ) has achieved prominence among Chinese Internet users. We were recognized as the "most Valuable Chinese Internet Brand" at the Chinese Internet Advertisers Annual Convention in October 2010. Our strong brand is a powerful asset, serving to attract users, increase user stickiness and secure a diverse range of brand advertisers. We believe that the essence of our brand is best expressed by our four corporate tenets: "roots in Chinese culture, global perspective, openness to the world, a progressive force." According to the iResearch Report's data from November 2010, most Chinese Internet users associate our brand with international perspectives, independence, reliability, timeliness and objectivity relative to the brands of other major Chinese media companies. The appeal of our brand is enhanced by its affiliation with the "Phoenix" ( ) brand of Phoenix TV. Benefiting from China's "open and reform" policy, Phoenix TV has been a driving force in China's media reform and has become highly popular in China. On the international stage, Phoenix TV won the "People's Choice" award at the Association of International Broadcasting's 2010 international media excellence awards over BBC, Sky Television and other contenders. In China's fragmented media industry, which is characterized by largely undifferentiated media content, we believe our strong brand recognition is a testament to the quality and integrity of the content we offer.

  Highly educated, affluent and engaged user base

        We view our highly educated, affluent and engaged user base as one of our most important assets. We successfully target China's mid- to high-end Internet users and had more than 220 million online monthly unique visitors, 311 million average daily online PV and 88 million average daily mobile PV, each in March 2011. Compared to the general Chinese Internet population, our user base is more mature (86.6% at the age of 25 or above, compared to 56.9% generally), more affluent (average individual income of RMB7,302 per month, compared to RMB1,760 generally) and more highly educated (62.9% with four-year college degrees or above, compared to 11.3% generally), according to November 2010 data from the iResearch Report. We are also particularly successful at attracting elite Chinese users, including thought leaders and decision-makers. We were named "Favorite Online Media of Asia Pacific CEOs & Provincial Governors and Mayors" by the Asia Pacific Association in December 2008. We believe that our premium user base is attractive to advertisers who seek an effective means for reaching this highly coveted demographic. Our user base is also receptive to paid service offerings, as evidenced by our video channel's popularity among China Mobile's video channels in terms of monthly unique visitors since April 2010.

  Unique value proposition for blue chip advertisers

        The combination of our attractive user base, differentiated and premium content, integrated cross-channel platform and superior brand influence provides a high-impact value proposition for blue chip advertisers. We had 222 million online monthly unique visitors in March 2011, and according to the iResearch Report, our users' average monthly income was over four times that of the average Internet user in China in November 2010. Our highly educated and affluent users represents a highly coveted consumer segment, and our ability to target this audience directly enables us to attract a broad range of blue chip advertisers. We leverage our integrated new media platform, which spans multiple new media channels, to provide a variety of integrated advertising solutions, including online advertisements, online video advertisements, mobile advertisements, user activities, live promotions and cross-media public relations campaigns. Furthermore, we believe that the strength of our premium brand provides strategic benefits and credibility to our advertisers and distinguishes our value proposition to brand advertisers. The breadth and diversification of our advertiser base is represented by renowned international brands, such as IBM, Mercedes Benz and Motorola, and domestic brands, such as Air China, Lenovo and Bank of Communications. The executed contract amount for our top 5 and top 10 advertisers accounted for only 16.5% and 25.1%, respectively, of our total executed advertising contract amount in 2010.

  Robust and scalable integrated technology systems

        We possess robust and scalable content management and delivery systems for our Internet and mobile channels. Our proprietary content management system enables us to quickly organize, edit and deliver our vast quantity of multi-media content. We have made significant investments in our network infrastructure and technology to ensure seamless content and service delivery and an optimal user experience. In addition, we have an intelligent system for cross-promoting our text, image and video content based on content relevance and user preference across our integrated platform. Our strength in online content management is evidenced by our engagement with the leading Chinese broadcasting technology company to sell our proprietary content management system to regional TV stations in China. We also possess strong capabilities for developing mobile applications that are compatible with a variety of mobile operating systems and distributing them through an array of wireless device manufacturers and application stores.

  Strong management team with extensive media and Internet expertise

        Our strong management team possesses extensive experience in the media and Internet sectors. Since his appointment as our chief executive officer in 2005, Shuang Liu, together with the rest of the management team, has successfully transformed our company from a corporate website of Phoenix TV into a leading new media company in China. During this period, Mr. Liu redefined our business strategy, rebuilt the core management team and instilled a strong sense of entrepreneurship and results-driven execution into our corporate culture. Prior to joining us, Mr. Liu served as a vice president of Phoenix TV, where he was actively involved in its major strategic developments, leveraging his previous extensive experience in the media industry on Wall Street as a corporate attorney. Our chief operating officer, Ya Li, who joined us in 2006, is a seasoned entrepreneur with over 15 years of experience in the Internet industry, and has founded two successful Internet start-up companies. Our senior management team possesses significant international corporate work experience, which we believe, in combination with their deep understanding of the fast changing Chinese media and Internet industries, is a strong competitive advantage that will allow us to continue to deliver value to our shareholders.

Strategies

        Our mission is to be the premier new media company in China empowering our users with premium content and services through all Internet-enabled devices.

  Expand and enrich our content offerings

        We intend to further enrich the content delivered through our integrated platform by increasing the breadth and depth of our content. In particular, we intend to broaden our content offerings, especially in finance, technology, fashion, education, lifestyle and real estate. We intend to enhance our in-house content production, especially in video content, and further improve our database-driven applications and services. We also plan to strengthen our relationships with existing content providers, and form new content partnerships to acquire quality content catering to the interests of our targeted user base. We believe that user-generated and user-organized content are powerful means for building user engagement and we will continue to focus on developing new interactive services to encourage more active creation of UGC on our platform.

  Increase our marketing activities to continue to capture a greater audience

        In addition to continuing to attract users with our distinguished content, we intend to undertake more targeted marketing initiatives to continue to grow our premium user base. We plan to strengthen cross-promotional arrangements and partnerships with other Internet, technology and media companies, such as social networking sites, search engines, instant messaging service providers, vertical or regional portals, PC and mobile software application providers and select print and TV media companies, to expand our user base, increase our user stickiness, and further enhance our brand recognition. We plan to strengthen our brand through cross-channel and offline event marketing efforts. We will also continue to cooperate with mobile device manufacturers for pre-installations of our mobile applications in order to facilitate user access to these product offerings.

  Further monetize our service offerings

        Online advertising is the fastest growing segment of the advertising industry in China. We intend to capitalize on this growth through continued innovation in the advertising services we provide to our clients. As a leader in the new media industry, we are well positioned to promote our integrated advertising services across our Internet, mobile and video channels. We plan to enhance our existing online advertising sales, grow our online video advertising sales, and build up our mobile advertising business. We also intend to expand our advertising strategy, advertising solution and creative design, direct sales and customer service teams and improve our dialogue with advertisers and agencies. Moreover, we plan to continue to enhance our advertising serving and data analytics systems to better track the effectiveness and return on investment of our clients' advertisements.

        We also intend to increase our paid subscriptions through continued introduction of attractive and high quality content services. For example, we are further refining and broadening our cross-platform digital reading service, which offers books, magazines, book reviews and best-seller lists, and pursuing business opportunities in audio products, in order to increase our ARPU. We also plan to deepen our relationships with mobile operators in order to market our mobile video and digital vending services. We believe that our existing well-educated, affluent and engaged user base provides a receptive audience for increasing our number of paid subscriptions.

  Enhance our product offerings and technology platform

        We plan to develop new applications, add-on products, functions and features in order to improve our user experience and increase our user stickiness. Building on our strong capability for developing applications compatible with a variety of mobile operating systems and distributing them through an array of mobile device manufacturers and application stores, we intend to drive more product innovation across mobile operating systems and devices to increase our penetration among mobile device users. We also plan to make additional investments in our technology infrastructure. We intend to strengthen our product research and development capabilities to increase our platforms' delivery speed and enhance our user experience. We plan to enhance our content delivery network, or CDN platform and continue to procure Internet bandwidth in a cost-effective manner to accommodate our growing user base and user traffic. We are also undertaking an initiative to develop a two-way content transmission system to enable us and Phoenix TV to expedite our mutual content transmission and exchange.

  Pursue strategic partnerships and acquisitions

        Leveraging on our premium brand and attractive user base, we intend to selectively pursue business partnerships or acquisitions of businesses whose user base, content, products or distribution channels are complementary with ours. We believe potential strategic partnerships and acquisitions may enhance our competitive advantages and enable us to further strengthen our leading position in cross-platform provision of new media in China.

Our Content

        We strive to deliver the most up-to-date, in-depth, exclusive and thought-provoking content to our users. Content selection, editing and production are core focuses of our business. Our users choose our platform because of our clear viewpoints, original opinions, international perspective and sense of social responsibility, according to the iResearch Report's data from November 2010, and this, we believe, reflects the distinct strengths of our content production process. Basing our selections on objectivity, reliability, originality, diversity and reputability, we obtain our content from four sources: third-party professional media companies, Phoenix TV, our in-house production and UGC. The content we acquire covers a wide spectrum of user-targeted subjects, including news, current affairs, finance, technology, automobiles and real estate, among others. We believe that we have provided the earliest video and text media coverage among Chinese media companies of certain major world events, such as the Philippine bus hijacking of Hong Kong tourists in August 2010 and the earthquake in Japan in March 2011, which we believe further distinguishes our content from that of our peers. We also possessed exclusive access in China to live coverage of President Obama's inaugural speech, which we provided to our users and sublicensed to other online video providers in China. In addition, we are uniquely positioned among our peers in China to be able to distribute our content on TV. We feed a substantial amount of in-house produced content and UGC to a number of Phoenix TV's regular prime-time programs each day. We also provide our in-house produced content and UGC to Chinese TV networks, such as CCTV and Hunan TV, from time to time.

        Third-Party Professional Content.    We believe that the quality and breadth of our third-party professional content contributes to the authoritative nature of our content. We have entered into content licensing agreements with approximately 480 professional content providers in aggregate. We obtain our print content from major Chinese print media and news wires and selected international sources. Our Chinese content sources include companies such as China News Service, 21st Century News Group and the Shanghai Business Daily, as well as China's top ten image providers, and we believe that we have fostered strong relationships with these parties. Our international sources include Reuters, The Associated Press and Agence France Presse, among others. The video content we source from third parties is primarily comprised of news and documentaries, which cater to our users' preferences and serve to differentiate our video content portfolio from those of other Chinese online video providers. We obtain our third-party video content from major Chinese television broadcasters, such as CCTV, Zhejiang Satellite TV and Beijing Satellite TV. The content that we source from professional third parties comprises the majority of the content on our website.

        Phoenix TV Content.    Phoenix Satellite Television Company Limited, a wholly owned subsidiary of Phoenix TV, has granted each of our affiliated consolidated entities an exclusive license effective until March 2016 to use its copyrighted content on our Internet and mobile channels in China, pursuant to the Content License Agreements. All of the content we obtain from Phoenix TV is video content. Since Phoenix TV's satellite landing rights in China, outside of Guangdong Province, are limited to international residences and hotels, our integrated platform provides a convenient alternative means for people in China to view Phoenix TV's programs. The content we obtain from Phoenix TV mainly consists of news and investigatory programs, historical documentaries and talk shows hosted by its celebrity TV anchors. We offer live streaming broadcasts of the Phoenix Chinese Channel and the Phoenix NewsInfo Channel on ifeng.com, and deliver updated clips from a broad range of Phoenix TV's programs on both our Internet and mobile channels. We are also able to leverage Phoenix Satellite's global media resources, particularly for our news and finance channels.

        Self-developed content.    We produce investigative reports, exclusive video programs and event-based coverage in-house, which we believe enhance the distinct character of the "ifeng" ( ) platform. Our investigative reports have provided China's first in-depth coverage of certain controversial current events and received broad recognition and awards. We frequently conduct interviews with government officials, thought leaders, celebrities and other compelling public figures. Our "Real Talk" ( ) program, which features candid video interviews with celebrities, has become one of the most well-known online entertainment programs in China. Our in-house programs explore progressive topics, such as our 36 episodes of interviews and talk shows about gays and lesbians in China ( ), which was widely reported on by the domestic and international media. We believe that we are one of the forerunners in online video production in China, having created over 50 episodes of Y.E.A.H., which we believe was the first major online Chinese drama series. We also host a series of large-scale "offline" events to promote user interaction, such as "Faith in Love" ( ) and "Forever Happiness" ( ) and post print coverage of such events on our ifeng.com channel. In addition, we have provided coverage on hundreds of conferences and forums in China, including the World Economic Forum and the Boao Forum for Asia. We transmit a considerable amount of our in-house produced content to Phoenix TV on a frequent basis and to certain Chinese TV networks from time to time.

        UGC.    UGC adds an important interactive component to the content we deliver. We generate text UGC through our discussion forum, blog, micro-blog, comment-posting and user survey services. We believe that our UGC is particularly valuable because of the premium quality of our user base. For example, our blog vertical contains the writings of prominent Chinese thought leaders and writers, and Phoenix TV's celebrity anchors. We feed a substantial amount of UGC from our discussion forums, surveys, micro-blogs, and comment postings to Phoenix TV on a daily basis for display on a number of its regular TV programs.

Content Editing and Production

        Content editing and production are critical components of our content production process. Our strength in these areas is built upon our independent viewpoints, broad perspectives and emphasis on socially responsible journalism, all of which are deeply instilled in our corporate culture and continuously guided by the oversight of our management team.

        We had a team of 339 editors as of March 31, 2011 organized generally by interest-based vertical. We believe that we possess a strong ability to select and distill compelling news stories and frame issues for our users in a distinctive way. We edit our videos, primarily consisting of news, documentaries and interviews, into short clips that are typically less than five minutes in length. Such short clips are not only well suited for convenient consumption by providing salient information to our busy users, but also allow for increased advertisement exposure frequency and incur relatively low bandwidth costs. According to the iResearch Report's November 2010 data, our speed and effectiveness are the most highly recognized among all major Chinese Internet companies. Beyond distributing a large amount of news and information in a timely fashion, we provide independent social commentary and analyses, encourage debate on socio-political issues and believe that we deliver an unbiased voice and real value to our users. The iResearch Report's November 2010 data indicates that users choose our platform due to our objective viewpoints and original opinions.

        We believe that our production capabilities are unique among new media companies in China. We organize our content by interest-based vertical and segment it further by featured topic. For example, we place our interviews with celebrities on our entertainment vertical and further categorize the clips by specific discussion topic, enabling our users to conveniently click on their topic of interest. Another strong example of our production capabilities, our "Free Talk" ( ) website contains collections of widely sourced pieces of commentary on a single discussion topic, providing to our users multifaceted and in-depth viewpoints on current topics. We actively combine text, image and video content and integrate interactive UGC, aimed at producing an engaging user experience.

Content Monitoring

        We implement monitoring procedures to remove inappropriate or illegal content, including UGC from our discussion forum, blog, micro-blog, comments postings and user survey services. Our content screening team consists of more than 30 part-time and full-time editors who are responsible for monitoring and preventing the public release of inappropriate illegal content. Text and images are screened by our content screening team, which reviews the content on a 24-hour, 3-shift basis and employs monitoring procedures, including (i) technology screening, where a text filtering system screens content based on pre-set key words and identifies suspected information; and (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team and the flagged content identified by our technology is reviewed and confirmed before it can be released.

Our Channels and Services

        We provide our content and services through three major channels, including our online channel at ifeng.com, our video channel and our mobile channel, and also transmit our content to TV viewers, primarily through Phoenix TV. Together, these channels form a single converged platform providing integrated text, image and video content, and employing a variety of interactive formats to create a rich, personalized and hands-on experience for our users. We derive advertising revenues through our ifeng.com and video channels and, to a small extent at present, through our mobile channel. We generate paid service revenues primarily through our mobile and video channels (our MIVAS and video VAS) and to a lesser extent through our ifeng.com channel (our Internet VAS).

Our ifeng.com Channel

Service Offerings of ifeng.com

        Our ifeng.com channel consists of our website at ifeng.com, which comprises our interest-based and interactive verticals. An integral part of our converged platform, our ifeng.com channel provides high quality, integrated and interactive content, including certain exclusive content and early coverage, to our target audiences. The ifeng.com homepage prominently features breaking news stories and a headline banner presenting compelling current issues. It also provides convenient entry into our interest-based verticals and our personalized and community-based interactive verticals. The ifeng.com website was ranked as the 8th top website in China in terms of average daily PV by Google Ad Planner in December 2010. The average daily PV of ifeng.com was 87 million, 122 million and 231 million in December 2008, 2009 and 2010, respectively, and grew 165.8% from 117 million in March 2010 to 311 million in March 2011. The monthly UV of ifeng.com was 65 million, 92 million and 183 million in December 2008, 2009 and 2010, respectively, and grew 103.7% from 109 million in March 2010 to 222 million in March 2011.

        We have implemented a pointed strategy for integrating our interactive services, such as user surveys and comment postings, into our interest-based verticals, and believe that we have been a pioneer in our wide-scale adoption of user surveys in our coverage of major news events. As a particularly important means for voicing personal opinion in China, we believe that the UGC generated by these services enhances the originality and integrity of our verticals' content, while also providing a participatory experience for our users. In addition, we transmit our survey results, blog UGC and comment postings to a variety of Phoenix TV's prime-time programs, such "Prime Time News" ( ) and "Tiger Talk" ( ) on a daily basis—an unrivalled component of our converged user experience which none of the leading traditional or pure-play new media companies can offer.

        Interest-based Verticals.    We currently provide over 40 interest-based verticals, each of which feature integrated text, image and video content and embedded interactive services, such as user surveys and comment postings. We believe that the integration of all of these elements together creates a rich user experience. Since ifeng.com is but one of multiple access points to our converged platform, our users can also access a significant portion of our interest-based verticals' content through our mobile channel, including 3g.ifeng.com and MIVAS, and can view in-house produced content and UGC created on these verticals on Phoenix TV's regular programs. Our most popular verticals include:

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  News.  Our news vertical has been ranked the number one Chinese news website in terms of daily page views since July 2010 by Alexa.com. It features our "Focus on Global Chinese" site, which covers not only PRC political news and current events, but also provides extensive coverage of international affairs for the global Chinese community. Leveraging our resources from Phoenix TV and our years of accumulated experience, we offer a level of reporting on Taiwan- and Hong Kong-focused news that is exceptional among media players in China. Our news vertical also features a large amount of in-depth special reports and embedded interactive services. We believe that our intensive use of interactive surveys is unique among media providers of news content. For example, during our live coverage of President Obama's inaugural speech, we not only had a dedicated team deliver in-depth analysis and discussion about the speech, but also integrated user surveys and comment postings into the featured website, which was transmitted to and displayed on Phoenix TV.

•	Finance. Our finance vertical provides up-to-date information about financial news, securities and personal finance. We believe that the deep relationships we have formed with approximately 40 individual industry leaders contribute to the depth of the reports and discussions we feature on our finance vertical. This vertical is also distinguished, in our view, by the independent finance content we receive from Phoenix TV. In addition, it features an interactive "Pick-Ur-Stock" ( ) service, which enables users to forecast stock prices, rates such participants by accuracy and allows users to access the price predictions of ranked forecasters for a fee.

•	Automobiles. Our automobile vertical targets mid- to upper-class car buyers and enthusiasts. It provides a comprehensive and up-to-date database of car models with over one million pictures, and information on brand ratings, maintenance costs and quality assessments to provide guidance for buyers and owners of cars.

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Entertainment.  Our entertainment vertical spans greater China and strives to cover entertainment news and developments in China, Hong Kong, Taiwan and globally among the Chinese community. This vertical provides broad coverage of the latest entertainment news. It features our in-house produced video program of candid celebrity interviews, "Real Talk" ( ), which has streamed interviews with celebrities such as Zhang Yimou, Han Han and Zhang Ziyi, and features videos from Phoenix TV's "Entertainment Whirlwind" ( ) program. We also transmit content from our entertainment vertical to Phoenix TV for use on its "Entertainment Whirlwind" ( ) and "Phoenix Info List" ( ) programs and our "Real Talk" ( ) interviews have been shown on Beijing Satellite TV. We believe that we have established strong relationships with most prominent Chinese celebrities, which contribute to the quality of our entertainment coverage.

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Fashion.  Our fashion vertical provides coverage on fashion, beauty, weight loss, luxury goods, travel, furniture, art and other popular topics, all centered on the theme of refined lifestyle. It offers information on international fashion trends and new fashion concepts. Our fashion vertical also contributes UGC to Phoenix TV's "Trendy Guide" ( ) TV program.

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Military affairs.  Our military affairs vertical provides updated information and commentary on military affairs and defense matters and targets a broad audience, from military professionals to hobbyists. It also provides UGC content to Phoenix TV's "Military Observatory Post" ( ) TV program.

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History.  Our history vertical provides compelling content about Chinese and international modern history. Drawing from our editors' strong history knowledge and our broad historical perspectives, we investigate relatively unexplored historical turning points and events. We provide in-depth analyses of historical figures and events. Phoenix TV's long-accumulated resources of high quality history programs, provide a valuable source of material for this vertical. Our history vertical's featured coverage of certain major historical events have stirred heated online debates and received broad attention in China's print media. For example, our sub-vertical on urban students' relocation to the countryside during the Cultural Revolution, "Red Knowledge Youth" ( ), received the prestigious annual award from Southern Weekend ( ), an influential newspaper in China. We believe that this vertical has become a favorite website of many high-end users, including many government officials and senior executives.

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Commentary.  Our commentary vertical delivers critical news commentary, providing explanations of current events and distilling core news topics for our users. This vertical focuses on the Chinese audience, while also giving prominence to global viewpoints. It also features links to our "Free Talk" ( ) column, which provides in-depth commentary on featured topics. We believe that this vertical's independent and diverse viewpoints serve to promote an image of ifeng.com as an opinion leader among high-end users and Chinese institutions.

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Real Estate.  Our real estate vertical focuses on ways to improve one's living environment and provides real estate information across geographic regions. It features a database with up-to-date information for home-buyers in approximately 35 large and medium-sized Chinese cities. It also provides information on vacation homes, overseas real estate, real estate finance and investments, industry summits and forums.

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Digital Books.  Our digital books vertical features information on book publications, book reviews, a list of best-sellers and user-generated literature. It also provides access to chapters of several thousand books. This vertical attracted approximately 758,000 daily unique visitors in March 2011.

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Philanthropy.  Social responsibility is an important part of our corporate philosophy and brand image. Our philanthropy vertical is dedicated to providing information on corporate social responsibility and environmental protection to Chinese people worldwide. We have sponsored various public interest and charity events and provided spiritual and material support to children in destitute areas, underprivileged social groups and victims of natural disasters. This vertical also features coverage of our "Forever Happiness" ( ) charity events for supporting education in indigenous areas in China.

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Buddhism.  We offer the only vertical on Buddhism among China's major Internet content and service providers. Our Buddhism vertical promotes compassion and aestheticism, invokes respect and honor for Buddhism followers regardless of their background. On a deeper, spiritual level, this vertical reflects our corporate philosophy's respect for the pursuit of faith and religion.

        Interactive Services.    Our interactive services aim at turning our website into an active venue for social networking and community interaction. These services allow our users to interact with the content we provide, opening up avenues for lively exchange of information. Our micro-blog and comment posting services are available on both our Internet and mobile channels. Also through our converged platform, we feed a substantial amount of UGC to prime-time programs of Phoenix TV on a daily basis. For example, discussion topics for upcoming episodes of Phoenix TV's "Tiger Talk" ( ) and "Current Affairs Debate" ( ) programs are displayed on our verticals, and comments posted by our users are integrated into and displayed on the programs when they are broadcasted. By furnishing an engaging user experience across Internet, mobile and TV channels, we believe that community-based interactive services increase user loyalty and stickiness. We currently offer the following interactive services:

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Blog.  Our blog site, blog.ifeng.com, is our most popular interactive service. Our 3.4 million registered blogs as of March 2011 include thought leaders and elites in many fields, and we design our blog site to make their views prominent. The site integrates the writings of Phoenix TV's renowned reporters and commentators with the views of bloggers from within China and abroad. We invite both public figures to make contributions to our blog site on specific featured topics and debate adversaries to blog about controversial issues. We also collaborate with Chinese publishing houses to repackage and publish blogs from blog.ifeng.com.

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Micro-blog.  Our micro-blog site, t.ifeng.com, is an interactive social networking platform for registered users. Users can send and receive messages via our micro-blog website and mobile devices. We also utilize our micro-blog as an effective means to distribute information from our ifeng.com channel, such as the daily debate topics from Phoenix TV's "Current Affairs Debate" ( ) program to our users. Our micro-blog UGC also appears on Phoenix TV's programs.

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User surveys.  Our user surveys allow users to express their opinions on topics featured on our ifeng.com and mobile channels, view up-to-date opinion polls of users generally and compare their views with those of our user community at large. We offer opinion surveys on major featured topics on most of ifeng.com and v.ifeng.com. Our survey results also frequently appear on Phoenix TV's programs.

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Comment posting.  Our comment posting feature allows registered users to post their reactions to and thoughts on our articles and videos and browse the input of other members of the ifeng.com community. Our comment postings also frequently appear on Phoenix TV's programs.

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Discussion forum.  Our discussion forum, bbs.ifeng.com, is an interactive feature for rapidly accumulating content centered around current discussion topics. We also conduct online interviews with famous people on our discussion forum. Our discussion forum UGC also frequently appears on Phoenix TV's programs.

        Personalized Features.    We believe that personalized features are important components of an engaging online user experience. Our "personal center" at ucenter.ifeng.com currently offers the following personalized features:

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  Allows registered ifeng.com users to form their personal ifeng.com community and customize ifeng.com content and services to meet their preferences; allows users to add friends, see their friends' most recent activities on ifeng.com and share recommended articles.

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  Provides quick access to, and updates on discussion forums and blogs in which the user has participated.

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  Allows users to collect their favorite videos and view their video viewing history, conveniently view their news and blog comment postings, amass a library of subscribed e-reading materials and view current rankings of ifeng.com's most popular breaking news and discussion forums.

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  Recommends additional content based on viewed content, indicated preferences and user behavior.

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  Enables users to revise their personal information, upload a profile picture and link their personal center preferences to their mobile phone.

Our Video Channel

        Our video channel is comprised of our (i) dedicated online video vertical at v.ifeng.com, (ii) mobile video subscription and pay-per-view services and mobile video application and (iii) video content sales business. We offer our video VAS paid services through our video channel, which include our online subscription and pay-per-view services, our mobile subscription and pay-per-view video services and video content sales.

Our v.ifeng.com Vertical

        Our v.ifeng.com vertical offers four categories of video products and services, namely (i) free online video on demand, or VOD, (ii) live Phoenix TV broadcasts, (iii) subscription online video service and (iv) pay-per-view online video service. We organize and present video content, supplemented by text, images, user surveys and comment postings on our v.ifeng.com vertical to create a value-added user experience that we believe is richer than that of watching traditional TV. Our v.ifeng.com site received 15.1 million average daily page views, 64.4 million monthly unique visitors and 20.8 million average daily video views in March 2011. The average daily videos viewed on v.ifeng.com increased by 110.1% from 9.9 million in March 2010 to 20.8 million in March 2011. It was ranked the sixth most visited Chinese video site according to a survey conducted by CR-Nielsen, a rating agency of online business and services, in November 2010, and was awarded "Outstanding Internet Video Media" at the China Internet Summit in January 2011.

        Free Online VOD.    We believe that our wide array of free online VOD services is a powerful attraction for our users. These VODs typically consist of short clips of up to five minutes of news programs, interviews, documentaries and other programs. Such short clips facilitate convenient consumption and increased advertising exposure, while consuming relatively low bandwidth cost. Our VOD content is easily searchable on our website and is organized into over 10 verticals of v.ifeng.com for easy browsing, including news, finance, culture, sports, history, entertainment, news commentary, military affairs, society, biographies and documentaries. Our documentary vertical provides videos from top documentary production companies from various parts of the world.

        Live Phoenix TV Broadcasts.    We offer live streams of Phoenix TV's flagship channels, the Phoenix Chinese Channel and the Phoenix InfoNews Channel. These broadcasts provide our users with exclusive online access to up-to-the-minute, quality news from Phoenix TV. Although Phoenix TV's satellite landing rights in China outside of Guangdong Province are limited to international residences and hotels, these programs are highly popular in China. The Phoenix Chinese Channel and Phoenix InfoNews Channel were ranked first and third, respectively, among all Chinese TV networks for audience appreciation in the first half of 2010 by CTR Market Research. This was the Phoenix Chinese Channel's thirteenth consecutive semi-annual first place ranking. These live broadcasts on our v.ifeng.com vertical provide a convenient alternative means for viewing these popular Phoenix TV programs through an Internet-enabled device.

        Online Subscription Video Service.    Our online subscription video service enables users to watch advertisement-free premium content, such as feature-length documentaries and exclusive online Phoenix TV programming. We had accumulated approximately 55,000 subscribers of this service as of March 31, 2011, of whom over 5,000 newly subscribed during the first three months of 2011. To subscribe, users pay a monthly subscription fee of RMB45 for full access to all VIP content available on our vip.v.ifeng.com vertical. We also offer more tailored subscriptions for users, such as news, history, culture and finance, as well as Taiwan and Hong Kong news for fees ranging from RMB8 to RMB20 per month.

        Online Pay-Per-View Video Service.    Our online pay-per-view video service enables users to watch advertisement-free premium videos by purchasing access to particular videos on vip.v.ifeng.com. Like our online subscription videos, our pay-per-view videos include longer videos of up to 20 minutes in length.

Mobile Video Subscription and Pay-Per-View Services and Mobile Video Application

        We offer video content through China Mobile's mobile video platform and through our ifeng Mobile Station video application. Our rich content library of short clips, focused on news and interviews with public figures and celebrities, is particularly well suited for viewing on the small screens of smart phones. Our number of daily mobile videos viewed grew from 64,800 in March 2010 to 1.2 million in March 2011.

        Mobile Subscription and Pay-Per-View Video Services.    We began offering video content through China Mobile's video platform in November 2009 and our video channel on this platform has gained popularity among China Mobile's video channels as measured by monthly UV since April 2010. Users pay a monthly subscription fee for access to our video channel on China Mobile's platforms or pay on a per-clip pay-per-view basis, and we share the fees charged for such services with China Mobile. Mobile users who access our videos on China Mobile's platform either by subscription or on a pay-per-view basis pay a fixed fee, which is generally cheaper than paying for the amount of data downloaded. We had approximately 216,000 monthly subscriptions and approximately 70,000 average one-time payments per day for these services in March 2011.

        Mobile Video Application.    We offer the ifeng Mobile Station video application for a wide range of brand-name mobile devices, such as those of Nokia, Samsung, Lenovo and K-Touch, and for the Android phone. We also launched our updated ifeng Mobile Station video application for the iPhone and iPad in Apple's App Store in May 2010, making us the first major Chinese new media company to launch a video application on both iPhone and iPad. Total downloads of our ifeng Mobile Station video application reached 13.2 million as of March 31, 2011.

Video Content Sales

        We sublicense video content that we obtain from Phoenix TV to third parties, including third party websites or other Internet or mobile media companies, for various terms as specified in our agreements with these parties.

Our Mobile Channel

        Our mobile channel consists of our 3g.ifeng.com mobile website and our MIVAS. We offer MIVAS paid services through our video channel, which include our digital reading services, mobile game services and WVAS. Users can access our mobile content and MIVAS directly from their mobile phones: (i) on our mobile Internet website, 3g.ifeng.com; (ii) from a mobile operator's platform; (iii) by downloading our applications; or (iv) by opening a pre-installed application on their mobile devices.

        We believe that we were an early mover in the fast-growing markets for mobile Internet website service and digital reading service in China, and quickly developed our mobile video and mobile newspaper services to be compatible with almost all major mobile operating systems and mobile device models in the Chinese market. We believe that our early stage cross-channel offerings have not only served to meet the emerging mobile demands of our Internet user base, thereby increasing our user loyalty, but also allowed us to gain an early-mover advantage by offering premium content from ifeng.com at a time when mobile Internet users were still navigating the numerous emerging mobile Internet services in China and forming their preferences.

        We provide and market our MIVAS through cooperation with mobile operators as well as various mobile device manufacturers, Internet sites, technology and media companies. Our MIVAS are tailored to the technical requirements and billing systems of mobile operators, through whom we deliver all of our MIVAS paid services. We believe that we have become an important collaborative partner of the mobile operators with whom we work. These operators specially recommend certain of our MIVAS to their subscribers and have featured our brand in their promotions.

        Mobile device manufacturers are also important collaborative partners for us. We collaborate with major mobile device manufacturers, including Nokia, Samsung, Motorola, Lenovo, K-Touch, Coolpad, Huahui and ZTE, with whom we believe we have established strong relationships. We also cooperate with major mobile application stores, including Apple App Store, Google Market, Nokia OVI, China Mobile's Mobile Market, 91 Mobile Assistant, and several programs supported by Android. Total downloads of all of our mobile applications, including pre-installations, reached 14.8 million as of March 31, 2011.

3g.ifeng.com

        Our 3g.ifeng.com website is a modified version of our ifeng.com site reformatted for use on mobile devices and tailored to the preferences of our mobile users. As part of our converged platform, 3g.ifeng.com allows our users to access quality ifeng.com and v.ifeng.com content while they are on-the-go. Our 3g.ifeng.com mobile Internet site received 88 million average daily page views in March 2011. Similar to ifeng.com, our 3g.ifeng.com features an array of interest-based and interactive verticals, including news, stocks, micro-blog, user surveys, and digital reading, as well as a mobile video site for watching free mobile VOD, and a digital reading site.

        Our 3g.ifeng.com digital reading site features information on book publications, book reviews, a best-selling book list and user-generated literature. It also provides access to free downloads of approximately 8,300 books. We promote our mobile reading offerings through featured programs on our ifeng.com discussion forum, such as our "National Reading History" series.

MIVAS

        As part of our converged platform, MIVAS provide a convenient means for our users to access our quality content, for example through our digital reading services, while they are on-the-go. Our MIVAS consist mainly of the following product lines:

        Digital Reading Services.    In addition to our digital reading vertical at 3g.ifeng.com, we also offer a mobile newspaper service, mobile books service and digital reading applications.

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Mobile Newspaper Service.  We edit content from our content library to deliver mobile newspapers to mobile users of China Mobile, China Telecom and China Unicom via MMS. Our mobile newspapers provide periodicals in digital form reformatted for convenient viewing on mobile devices. Our mobile newspaper services include five principal products, including Global Phoenix Weekly ( ), Global Phoenix Observer ( ), Phoenix Focus ( ), Phoenix Afternoon Tea ( ) and Lao Yang Reads the Paper ( ), which are published one to six times a week. China Mobile's VIP subscribers can receive our mobile newspaper service as part of their subscription and other mobile users can subscribe to this service independently through any one of China's mobile operators. We began offering mobile newspaper services in January 2007.

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Digital Books Service.  In December 2010, we began providing digital reading content to China Mobile Communications Group Zhejiang Company Limited, which operates China Mobile's digital reading platform. We currently offer book content to customers of China Mobile through this platform.

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Digital Reading Applications.  We currently offer digital reading applications for a variety of mobile devices, including the Android phone, iPhone and iPad. These applications include Phoenix Weekly ( ), Phoenix Books ( ) and Phoenix News ( ). Downloads of our Phoenix Weekly application reached 1.1 million in March 2011.

        Mobile Game Services.    We currently offer approximately 30 single player games and one social game through China Mobile's gaming platform, which allows users to download our programs using GPRS and 3G technologies. We were one of the first three partners chosen by China Mobile to participate in its "Pilot Internet Program," which is part of China Mobile's effort to migrate its gaming business from its mobile network to the Internet. We began offering mobile games in February 2010.

        WVAS.    We also provide wireless value-added services, or WVAS, as part of our MIVAS offerings through various 2G and 2.5G standard technology platforms. We offer the following WVAS:

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  SMS-based Services.  We offer chat and other community services, television interactive features, such as surveys, as well as quizzes and games.

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  Music Services.  We provide personal ring back tones, RBT services, including a variety of entertaining content, such as pre-recorded messages, movie dialogues and soundtracks, and full-length songs, including a wide range of classical and popular music, through the Central Music Platform operated by China Mobile, China Telecom and China Unicom, using music that we license from Universal Music, Sony and Emperor.

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  IVR-based Services.  We offer chat services whereby users can chat with each other live over their mobile devices in mobile public chat rooms. Users can also utilize our IVR services to access music, greetings from Chinese celebrities, jokes and story series, or send this content to the mobile phones of their friends or others.

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  WAP-based Services.  We offer picture downloads, community services, games, pop culture, news and finance and personal information management services.

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  MMS-based Services.  We offer a messaging service that allows multimedia content such as ringtones and pictures to be transmitted in a single message, compared to simple text via SMS.

Mobile Internet Billing

        We do not directly bill our users, and depend on the billing systems and records of the mobile operators to bill and collect the majority of our MIVAS fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the mobile operators. As the mobile operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our mobile services. See "Risk Factors—Risks Relating to Our Business and Industry—Our dependence on the billing systems and records of mobile operators may require us to estimate portions of our reported revenues and cost of revenues for our MIVAS and mobile subscription and pay-per-view video services, which may require subsequent adjustments to our financial statements."

Summary of Our Service Offerings

        The following table sets forth our paid service offerings in each of our ifeng.com, video and mobile channels and the percentage contribution of our various paid services to our paid service revenues and total revenues in 2010. Our numbers of paid service users were 2.2 million, 6.4 million and 10.1 million as of March 31, 2009, 2010 and 2011, respectively.

Paid Service Offerings(1)	% of paid service revenues	% of total revenues
Paid services
MIVAS (mobile channel)	87.3%	53.6%
WVAS	60.6%	37.2%
Digital reading services	23.5%	14.4%
Mobile game services	3.2%	2.0%
Video VAS (video channel)	8.1%	5.0%
Online subscription and pay-per-view video services, mobile subscription and pay-per-view video services and video content sales	8.1%	5.0%
Internet VAS (ifeng.com channel)	4.6%	2.8%
Pick-Ur-Stock and other Internet VAS	4.6%	2.8%

(1)
With respect to our paid services: (i) Tianying Jiuzhou conducts most of our WVAS services, our digital reading services, most of our mobile game services, our video VAS services and a portion of our Internet VAS services; (ii) Yifeng Lianhe conducts some of our WVAS and a small portion of our mobile game services; and (iii) Fenghuang On-line generates revenue from conducting certain promotional activities for Phoenix TV, which we categorize within our Internet VAS from an accounting perspective under US GAAP.

        The following table sets forth our non-paid service offerings in each of our ifeng.com, video and mobile channels.

Non-Paid Services
Mobile channel
3g.ifeng.com
Digital reading applications
Video channel
Free online VOD
Live Phoenix TV broadcasts
Mobile video application
ifeng.com channel
Interest-based verticals
Interactive services
Personalized features

Advertising Sales, Services and Advertisers

        We seek to provide our advertising customers with new media advertising solutions that are high-impact and cost-effective. We attract advertisers with our strong brand name and our highly educated, affluent targeted user base. We enable our advertisers to further focus on their target audience by placing advertisements on our various interest-based verticals. Such targeting capabilities allow advertisers to enhance their hit rates of desired audiences, thereby allowing advertisers to avoid ineffective user exposures and clicks from undesired audiences. In addition, based on our converged platform, we offer advertisers the ability to create integrated campaigns across our various channels.

Our Advertising Sales

        In order to capitalize on the market opportunity in China for Internet and mobile Internet advertising, we maintain a dedicated sales team of 161 professionals as of March 2011. Our team is organized into a front-end sales team of 83 professionals and a back-end support force of 78 professionals, which are further segmented into direct sales, agency sales, customer support, advertising design and production, resource management, advertising serving, advertising strategy and sales promotion and other functions. Our sales team is overseen by our vice president of advertising sales. We focus our sales pitches on our four core strengths: intended target audience, insight into content and user behavior, integrated platform and influential brand—our "4i's for ROI," an advertising sales philosophy that we have developed over the years.

        As is typical in China's online advertising industry, we primarily sell our advertising services through third-party advertising agencies. We mainly charge our advertisers based on the duration of their advertising exposure. Prices for advertisements on our website are fixed under our advertisement contracts, typically at a discount to our listing prices. Although our advertising services are primarily on our ifeng.com and video channels at present, we expect to increase our advertising services on our mobile channel going forward. In addition to advertising services we offer on our ifeng.com, video and mobile channels, we also, together with Phoenix TV, provide bundled new media and TV advertising solutions to certain of Phoenix TV's advertisers.

Our Advertising Services

        We strive to provide our advertisers with high-quality customer service. Our experienced sales professionals help advertisers to analyze their target audiences and create innovative campaign strategies and designs. We leverage our "4i's for ROI" strengths to provide a variety of advertising solutions, including online advertisements, online video advertisements, user activities, live promotions and cross media public relations campaigns. We have an advertising tracking system, which records and maintains the traffic statistics and other data that can be used to measure the effectiveness of advertisements. After the release of a customer's advertising campaign, we furnish them with a report on the campaign's effectiveness either prepared in-house or by an independent research firm.

        We received the "Best Internet Advertising New Media Company" and "Best Internet Advertising Campaign" at the 7th Adworld Award at the Chinese Internet Advertising Conference in July 2010.

Our Advertisers

        We have a diverse advertising client base, including both Chinese and international blue chip brand advertisers. Our number of advertisers reached 197, 319 and 502 as of December 31, 2008, 2009 and 2010, respectively. Our top five advertisers in terms of revenue in 2010 were Toyota, Masa Maso, Beijing Tongyitang, Taobao and eBen, in the automobile, e-commerce and industrial sectors. These top 5 advertisers accounted for 16.5% of our total executed advertising contract amount in 2010. Our top ten advertisers accounted for 25.1% of our total executed advertising contract amount in 2010. Our advertisers generally are in the automobile, e-commerce, technology, health care, food & beverages, financial services, airline, cosmetic products, education and communication services industries.

Our Account Execution Personnel

        We have a dedicated team of account execution personnel, including seven employees as of March 31, 2011 who perform a series of review procedures on our advertising material before we display such material on our platform interfaces. This team checks advertisements for form and reviews them to ensure that they do not contain any racial, violent, pornographic or other inappropriate content. This team also verifies that advertisers have provided relevant government approvals if their advertisements are subject to special government requirements.

Marketing and Promotion

        We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness and growing our user base through proactive public relations and innovative and interactive marketing activities and events. We also entered into a mutual promotion arrangement included in the Phoenix TV Cooperation Agreement, whereby we and Phoenix TV actively promote one another's brand on our respective Internet and TV platforms. In addition, we strive to maintain strong relationships with smartphone and Internet-enabled device manufacturers, such as Nokia, Motorola and Apple, in China. In the first half of 2010, Nokia pre-installed our ifeng Mobile Station video application on most of its mobile device models and the ifeng Mobile Station video application was a major selling point in Nokia's promotion of its flagship mobile device for 2010. Motorola also pre-installed our ifeng Mobile Station video application on its flagship 2010 mobile device and featured the application in its promotions for this phone. Our ifeng Mobile Station video application has been chosen by Apple for its iPhone demonstrations in its Beijing stores.

        We believe that our distinguished content and high-quality services lead to strong word-of-mouth promotion, which we believe continues to drive consumer awareness of our brand in China. For example, we hosted a live video interview with the Taiwanese president, Ma Ying-Jeou, which was an unprecedented interview between Chinese Internet users and a Taiwanese leader and a valuable opportunity for promoting ifeng.com to the global Chinese audience. We also possessed exclusive access to live coverage of President Obama's inaugural speech, which we provided to our users and sublicensed to other online video providers in China. This live streamed coverage created an online sensation in China. In addition, our engagement in philanthropic activities, helps associate our brand with social responsibility. For example, in 2009 we constructed an elementary school in a poor village in Sichuan Province, which was funded by our users through a "Phoenix Philanthropic Fund Account" on our discussion forum website. We intend to continue to implement innovative and cost-effective marketing and channel development initiatives to grow our user base and further enhance our brand influence.

Product Development

        We believe that strong product development capability is critical to the success of our business. We have focused and will continue to focus on the development of new products and services. For example, in the past year we worked to build up a dedicated mobile application development team, and introduced a significant number of new mobile applications. Average daily downloads of all of our mobile applications, reached over 23,000 in March 2011. Our mobile video service on China Mobile's video platform has achieved popularity among China Mobile's video channels in terms of monthly unique visitors since April 2010. In addition, we have developed and implemented a pointed strategy for broadly integrating interactive services, such as user surveys and comment postings, into our ifeng.com and mobile channels, which we believe increases our user stickiness. At present, we continue to focus on product development in the areas of mobile applications and interactive services.

Infrastructure and Technology

        Our technology platform has been designed for reliability, speed, scalability and flexibility and is administered by our in-house technology department. We have access to a network of approximately 770 leased and self-owned servers across China with power supply and power generator backup. We have contracts with certain top-tier vendors such as Hewlett-Packard, Dell and Cisco for warranty services for our hardware. We have developed our server operations based on a LAMP structure, a solution stack of free, open source and easily adaptable software, which has allowed us to lower software related investment and enhance our network reliability. This structure, along with other features described below, contributes to the reliability, speed, scalability and efficiency of our network.

        Content Management Technology.    We have internally developed a leading new media content management system, which fully integrates our ifeng.com, video and mobile channels. The strength of our content management system is evidenced by our cooperation with Dayang Development Technology, Inc. China's largest manufacturer of TV broadcasting technology, which we entered into in August 2010 to sell new media content management solutions for provincial and local TV stations in China.

        Bandwidth Saving Technology.    Our CDN allows us to provide ample bandwidth to our users, thereby enhancing their user experience. Our CDN system is comprised of our self-developed CDN and a commercial CDN, which allows us to ensure bandwidth for users located in remote areas on an efficient and cost-effective basis. We have established nine CDN nodes with Jinan Unicom, Suzhou Telecom, Guangdong Telecom, Beijing Mobile, and other mobile operators.

        Integration with Phoenix TV.    We are currently undertaking an initiative to enhance the integration of our and Phoenix TV's content management systems by allowing us to directly access Phoenix TV's programs digitally, in addition to our current access via satellite signal, and to expedite the transmission of our content to Phoenix TV.

        Data Analysis Technology.    We have internally developed an analytical data system, which collects, analyzes and stores data about our user traffic and behavior. This system possesses flexible mechanics for organizing and analyzing user data, and is relatively low cost.

        Cloud Computing.    Our technology department began researching the use of a cloud computing system two years ago to modify our network and system structure and lower our content delivery and system maintenance costs. We have already completed the testing of our distributed file system, which will provide file access services to our content management system, and is anticipated to become a streaming media service and core storage system for each of our CDN nodes. We have also commenced our distributed computing platform project, which is expected to provide large-scale computer capacity support for our raw access log and transcoding computing-intensive applications.

        Monitoring and Support.    We employ a self-developed Internet management system and a third-party monitoring service to ensure our service quality. We monitor the traffic on our CDN nodes, as well as our network equipment, service equipment and system status. We also monitor traffic levels on our end user service in order to constantly improve the quality of our service.

        Content Filtering Technology.    Our in-house developed identification system enables us to filter UGC in order to comply with PRC regulatory requirements on Internet content.

Competition

        We operate in the market of Internet and mobile Internet content and services in China. The industry is highly competitive and rapidly changing due to the fast growing market and technological developments. Our ability to compete successfully depends on many factors, including the quality and relevance of our content, the demographic composition of our users, brand recognition and reputation, user experience, the robustness of our technology platform, our ability to provide innovative advertising services to our customers and our relationships with our advertisers.

        While we believe that our integrated platform business model and targeted user base is distinct, on the whole, from other companies in China, we compete with other content and service providers in each of our individual channels for user traffic, advertising revenue and fee-based services. In online content and service provision, we compete primarily with NetEase.com, Inc., Sina Corporation, Sohu.com Inc. and Tencent Technology Limited (QQ.com). In video, we compete with a number of "pure play" online video companies, including Ku6.com, Qiyi.com, Tudou Holdings Limited and Youku.com Inc. In addition, CCTV, China's largest and state-owned television network launched its online video website, China Network Television, or CNTV, in December 2009. We also face competition in this area from the online video websites of large Chinese Internet companies, such as NetEase.com, Sina Corporation, Sohu.com Inc., and Tencent Technology Limited. In mobile Internet, we primarily compete against 3G Menhu, A8.com, and Kong Zhong Corporation, as well as the mobile businesses of the large Chinese Internet companies Sina Corporation and Tencent Technology Limited (3G.QQ.com).

        For overseas Chinese users, we compete with Wenxuecity.com and Duowei News in the United States and Yahoo!Qimo in Taiwan.

        We also compete with traditional advertising media, such as television, radio, print media, as well as billboards and other forms of outdoor media. Large companies currently spend a relatively small portion of their advertising budgets on new media advertising as compared to traditional media advertising, but we expect their proportionate spending on new media advertising relative to traditional media advertising to increase in the future.

Intellectual Property

        We rely on non-compete, confidentiality and/or license agreements with our employees, business partners and others to protect our proprietary rights.

        We had seven software registrations and owned eight domain names as of March 31, 2011, including ifeng.com.

        We do not currently own any registered trademarks and are therefore currently not in compliance with a notice of the MIIT which requries ICP Lisense-holders to own the trademarks used in their value-added telecommunications businesses. Pursuant to the Phoenix TV Cooperation Agreement, each of our affiliated consolidated entities entered into a trademark license agreement with Phoenix Satellite Television Trademark Limited, a subsidiary of Phoenix TV, in November 2009, under which each of our affiliated consolidated entities has been granted the right to use certain of Phoenix TV's logos. See "Related Party Transactions—Transactions and Agreements with Phoenix TV and Certain of its Consolidated Affiliated Entities—Phoenix TV Trademark License Agreements." Phoenix Satellite Trademark Limited has completed the application form to transfer one of the logos currently licensed from Phoenix Satellite Television Trademark Limited to Tianying Jiuzhou, and Tianying Jiuzhou has submitted the application to the PRC Trademark Office. For information about the risks related to our lack of ownership of any registered trademarks and use of licensed trademarks and our plans to remedy such risks, see "Risk Factors—Risks Relating to Our Business and Industry—Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions."

Employees

        We had approximately 374, 526 and 836 employees as of December 31, 2008, 2009 and 2010, respectively. Our number of employees has grown significantly to accommodate the growth of our business. The table below sets forth the number of employees categorized by function as of March 31, 2011:

Function	Number of employees
Management and Administration	44
Content Development	339
Mobile Products and Services	247
Technology and Product Development	111
Sales and Marketing	171

Total	912

        As of March 31, 2011, we had 795, 39 and 33 employees located in Beijing, Shanghai and Guangzhou, respectively, and 45 employees located in other locations in China. Currently we do not have any employees located outside China.

        Since our inception, we have not experienced any strikes or other disruptions of employment. We believe our relationships with our employees are good.

        The remuneration package of our employees includes salary, bonus, equity-based compensation and other cash benefits. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, maternity insurance and a housing reserve fund for the benefit of all of our employees.

Legal and Administrative Proceedings

        We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Facilities

        Our executive offices are located at Fusheng Building Tower 2, 16th Floor, 4 Hui Xin Dong Jie, Chaoyang District, Beijing 100029, People's Republic of China. We maintain a number of offices in Beijing and Shanghai under leases with terms ranging from one to three years.

        The following table describes each of our major offices as of March 31, 2011:

Location	Space (in square meters)	Usage of Property	Expiration Dates
Beijing	3,643	Office	June 30, 2011
Beijing	2,243	Office	November 24, 2013
Beijing	1,080	Office	March 29, 2014
Shanghai	396	Office	May 31, 2013
Guangzhou	325	Office	October 28, 2012

        We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

REGULATION

        The following is a summary of the principal PRC laws and regulations that are or may be applicable to our company.

Regulation of Telecommunications and Internet Information Services

        The telecommunications industry, including the Internet sector, is highly regulated in the PRC. Regulations issued or implemented by the State Council, the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII), and other relevant government authorities cover many aspects of operation of telecommunications and Internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

        The principal regulations governing the telecommunications and Internet information services we provide in the PRC include:

        Telecommunications Regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The currently effective "Catalog of Telecommunications Business," an attachment to the Telecom Regulations, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, Internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license for value-added telecommunications services, or the ICP License, from MIIT or its provincial level counterparts.

        Administrative Measures on Internet Information Services (2000), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from MIIT or its provincial level counterparts before engaging in any commercial ICP service in PRC. When the ICP service involves areas of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other industry and, if required by relevant laws and regulations, prior approval from the respective regulatory authorities must be obtained prior to applying for the ICP License. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website.

        Administrative Measures for Telecommunications Business Operating License (2009, revised), or the Telecom License Measures. Pursuant to the Telecom License Measures, an ICP service operator conducting business within a single province must apply for the ICP License from MIIT's applicable provincial level counterpart, while that providing ICP services across provinces must apply for Trans-regional ICP License directly from MIIT. The appendix to the ICP License should detail the permitted activities to be conducted by the ICP service operator. An ICP service operator that has been granted a Trans-regional ICP License is required to file a record with the local branch of MIIT at the provincial level prior to conducting any value-added telecommunications business in such province. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. The ICP License is subject to annual review and the annual review result will be recorded as an appendix to the ICP License, published to the public and notified to the applicable administrative authority for industry and commerce.

        Regulations for Administration of Foreign-Invested Telecommunications Enterprises (2008, revised), or the FITE Regulations. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the

PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have a good track record in such industry.

        Notice on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services (2006), or the MIIT 2006 Notice. Under the MIIT 2006 Notice, a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service must be legally owned by such company and/or its shareholders. In addition, such company's operation premises and equipment should comply with its approved ICP License, and such company should establish and improve its internal Internet and information security policies and standards and emergency management procedures. After the promulgation of the MIIT 2006 Notice in July 2006, the MIIT issued a subsequent notice in October 2006, or the MIIT October Notice, urging value-added telecommunication service operators to conduct self-examination regarding any noncompliance with the MIIT 2006 Notice prior to November 1, 2006. Pursuant to the MIIT October Notice, ICP License-holders who were not in compliance with the MIIT 2006 Notice were allowed to submit a self-correction report to the local provincial-level branch of MIIT by November 20, 2006.

        We are currently not in compliance with the MIIT 2006 Notice because our affiliated consolidated entities have not registered any trademarks and all of the trademarks used in the value-added telecommunications services of these entities, which consist of logos, are licensed from Phoenix Satellite Television Trademark Limited, a wholly owned subsidiary of Phoenix TV. In order to serve to comply with the MIIT 2006 Notice, Phoenix Satellite Television Trademark Limited has completed the application form to transfer the "ifeng" logo, which the affiliated consolidated entities now license from Phoenix Satellite Television Trademark Limited, to Tianying Jiuzhou, and Tianying Jiuzhou has submitted the application to the PRC Trademark Office. It is expected that the transfer and related registration will take six to nine months to complete. In addition, we will continue to examine the possibility of the transferring to our affiliated consolidated entities all or part of the ownership of additional licensed logos currently used by them in a manner that would meet the requirements of PRC trademark regulations in due course in the future. Furthermore, we will register some of our own trademarks, for which the process is expected to take one to two years. For information about the risks related to our lack of ownership of any registered trademarks and use of licensed trademarks, see "Risk Factors—Risks Relating to Our Business and Industry—Our consolidated affiliated entities and their respective shareholders do not own the trademarks used in their value-added telecommunications services, which may subject them to revocation of their licenses or other penalties or sanctions."

        Tentative Measures for the Administration of Commercial Website Filings for Record and their implementing rules (2000). Under these rules, commercial websites must file with the relevant administration of industry and commerce to obtain electronic registration marks and place the registration marks on the homepages.

        In order to comply with these PRC laws and regulations, we operate our commercial website through Tianying Jiuzhou, one of our PRC consolidated affiliated entities. Tianying Jiuzhou holds an ICP License and owns the material domain names for our value-added telecommunications business. In addition, Tianying Jiuzhou completed the necessary filing with the relevant Administration of Industry and Commerce to obtain the electronic registration mark for our website and has placed the registration mark on the website homepage. Tianying Jiuzhou has completed all necessary registrations and approvals for its use of such material domain names.

        Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

  •
  opposes the fundamental principles determined in the PRC's Constitution;

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  compromises state security, divulges state secrets, subverts state power or damages national unity;

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  harms the dignity or interests of the State;

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  incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

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  sabotages the PRC's religious policy or propagates heretical teachings or feudal superstitions;

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  disseminates rumors, disturbs social order or disrupts social stability;

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  propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

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  insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

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  includes other content prohibited by laws or administrative regulations.

        The PRC government may shut down the websites of ICP License holders that violate any of the above restrictions and requirements, revoke their ICP Licenses or impose other penalties pursuant to applicable law.

        In order to comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website. However, because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what content might be prohibited under existing restrictions or restrictions that might be imposed in the future and we may be subject to penalties for such content. See "Risk Factors—Risks Relating to Our Business and Industry—The Chinese government may prevent us from advertising or distributing content that it believes is inappropriate and we may be subject to penalties for such content or we may have to interrupt or stop the operation of our website."

Regulation of Online Transmission of Audio-Visual Programs

        On July 6, 2004, the State Administration of Radio, Film and Television, or SARFT, promulgated the Measures for the Administration of Publication of Audio-Visual Programs through the Internet or Other Information Networks, or the 2004 Internet A/V Measures, which apply to activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via the Internet or other information networks. An applicant who engages in the business of transmitting audio-visual programs must obtain a license from SARFT in accordance with its category of business, including receiving terminals, transmission networks and other items. Foreign-invested enterprises are not allowed to engage in the above business. Pursuant to the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry, and the Several Opinions on Canvassing Foreign Investment into the Cultural Sector promulgated in 2005 non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via an information network.

        On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-Visual Program Provisions apply to the provision of audio-visual program services to the public via the Internet (including mobile network) in China. Providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SARFT or complete certain registration procedures with SARFT. Providers of

Internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT. In a press conference jointly held by SARFT and MII to answer questions with respect to the Audio-Visual Program Provisions in February 2008, SARFT and MII clarified that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of Internet audio-visual program services so long as such providers have not been in violation of laws and regulations.

        On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of Licenses for Online Transmission of Audio-Visual Programs, which sets forth detailed provisions concerning the application and approval process for the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license as long as their violation of the laws and regulations is minor and can be rectified in a timely manner and they have no records of violation during the three months prior to the promulgation of the Audio-Visual Program Provisions.

        On December 28, 2007, SARFT issued the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via the Internet, or the Notice on Dramas and Films. According to this notice, if audio-visual programs published to the public through an information network fall under the film and drama category, the requirements of the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays will apply accordingly. In addition, providers of such services should obtain prior consents from copyright owners of all such audio-visual programs.

        Further, on March 31, 2009, SARFT issued the Notice on Strengthening the Administration of the Content of Internet Audiovisual Programs, or the Notice on Content of A/V Programs, which reiterates the requirement of obtaining the relevant permit for publishing audio-visual programs to the public through an information network, and prohibits certain types of Internet audio-visual programs from containing violence, pornography, gambling, terrorism, superstitious or other hazardous contents.

        On April 1, 2010, SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classifies Internet audio-visual programs into four categories. However, at this stage it is unclear how the categorization system under the newly adopted Provisional Categories may be enforced or how it may evolve.

        In order to comply with these laws and regulations, Tianying Jiuzhou submitted an application to SARFT for the License for the Online Transmission of Audio-Visual Programs. However, we have not been granted such license as to the date of this prospectus and cannot assure you that we may be able to obtain one. See "Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, including the banning of our video VAS, non-paid video services and video advertising services, which could materially and adversely affect our business and results of operation."

Regulation of Foreign Television Programs and Satellite Channels

        Broadcast of foreign television programs is strictly regulated by SARFT. On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations is subject to the prior inspection and approval by SARFT or its authorized entities. On June 18, 2004, SARFT promulgated the Administrative Measures on the Landing of Foreign Satellite

Television Channels, pursuant to which foreign satellite televisions channels can only be broadcast in three-star (or above) hotels for foreigners or departments exclusively for the residence of foreigners or other specific areas, and prior broadcasting approval for such limited landing must be obtained from SARFT.

        In addition, on September 23, 2004, SARFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SARFT are qualified to apply to SARFT or its authorized entities for introduction or broadcasting of foreign television dramas or foreign television programs. Approval of such application is subject to the general plan of SARFT and the contents of such foreign television dramas or programs may not in any way threaten the national security or violate any laws or regulations.

        The 2004 Internet A/V Measures explicitly prohibit Internet service providers from broadcasting any foreign television or radio program over an information network and state that any violation may result in warnings, monetary penalties or, in severe cases, criminal liabilities. On November 19, 2009, SARFT issued a notice to extend the prohibition to broadcasting foreign television programs via mobile phones. However, pursuant to several notices issued by SARFT, such as the Notice on Dramas and Films and the Notice on Content of A/V Programs referenced above under "—Regulation of Online Transmission of Audio-visual Programs," foreign audio-visual programs may be published to the public through the Internet, provided that such foreign audio-visual programs comply with the regulations on administration of radios, films and television, and that the relevant permits required by PRC laws and regulations, such as the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays, have been obtained for such foreign audio-visual programs. The promulgation of the Notice on Dramas and Films and the Notice on Content of A/V Programs implies that the absolute restriction against broadcasting foreign television or radio programs on the Internet as set forth in the 2004 Internet A/V Measures has been lifted.

        A substantial portion of the audio-visual programs and content on our website are closely linked to or are online versions of the TV content of Phoenix TV and we currently do not have any approval from SARFT for introducing and broadcasting foreign television programs into China and cannot assure you that we may be able to obtain such approval if required to do so. See "Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain SARFT's approval for introducing and broadcasting foreign television programs could have a material adverse effect on our ability to conduct our business."

Regulation of the Production of Radio and Television Programs

        On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from SARFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

        Tianying Jiuzhou has been granted a Permit for Production and Operation of Radio and TV Programs, with a permitted scope including the production of animations, featured shows and entertainment programs.

Regulation of Online Cultural Activities, Online Games and Internet Music

        The MOC promulgated the new Provisional Measures on Administration of Internet Culture on February 17, 2011, or the Internet Culture Measures, which became effective as of April 1, 2011 and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on March 18, 2011, replacing the relevant regulations promulgated in 2003. The Internet Culture Measures apply to entities that engage in activities related to "online cultural products." "Online cultural products" are classified as cultural products produced, disseminated and circulated via the Internet that include: (i) online cultural products specifically produced for the Internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products that are converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons and disseminated via the Internet. Pursuant to the Internet Culture Measures, an entity that intend to commercially engage in any of the following types of activities are required to obtain an Online Culture Operating Permit from the applicable provincial level culture administrative authority:

  •
  the production, duplication, import, distribution or broadcasting of online cultural products;

  •
  the publication of online cultural products on the Internet or transmission of online cultural products via an information network, such as the Internet and mobile networks, to a computer, fixed-line or mobile phones, television sets or gaming consoles for the purpose of browsing, reviewing, using or downloading such products by online users; or

  •
  exhibitions or contests related to online cultural products.

        The Electronic Publication Rules regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by GAPP, online games are classified as a type of electronic production and publishing of online games is required to be done by licensed electronic publishing entities with standard publication codes. If a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, GAPP.

        Pursuant to the Tentative Measures on Internet Publication, or the Internet Publication Measures, jointly promulgated by MII and GAPP and effective on August 1, 2002, Internet publishers must secure approval, or the Internet Publication license, from GAPP to conduct Internet publication activities, including operating of online games.

        On September 28, 2009, GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a circular prohibiting foreign investors from investing and engaging in the operation of online games services by any forms of wholly foreign-owned enterprise, Sino-foreign joint-venture or cooperation. Under this notice, foreign investors cannot control and participate in the operation of online games services provided by domestic companies in any indirect forms, such as incorporating other joint-ventures, signing relevant agreements, or providing technical supports. This circular further states that all the online games must be screened by GAPP through advanced approvals before they are operated online, and any updated online game versions or any change to the online games are subject to further approvals before they can be operated online.

        On June 3, 2010, Ministry of Culture issued the Provisional Regulations for the Administration of Online Games, which applies to business activities relating to online game development and operation and virtual currencies issuance and trading. Pursuant to this regulation, business entities are required to obtain a Online Culture Operating Permit prior to commencing their online game operation. Game operators must file separate applications for virtual currencies issuance and trading. Regarding virtual currencies trading, game operators can only issue virtual currencies in exchange of service they provide themselves rather than trading for service or products of the third parties. Game operators cannot appropriate advance payments from players. Game operators are not allowed to provide trading service of virtual currencies to minors. Records of all transactions in the accounts shall be kept for minimum 180 days.

        On November 20, 2006, Ministry of Culture issued Several Suggestions on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for Internet service providers to obtain an Online Culture Operating Permit to operate any business involving Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music videos will be regulated by the Suggestions.

        On August 18, 2009, Ministry of Culture issued the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only "Internet culture operating entities" approved by Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. Online music content shall be reviewed by or filed with Ministry of Culture. Internet culture operating entities should establish a strict system for self-monitoring online music content and set up a special department in charge of such monitoring.

        Both Tianying Jiuzhou and Yifeng Lianhe are currently operating online games businesses. Tianying Jiuzhou also provides Internet music products on our website. As of the date of this prospectus, Tianying Jiuzhou has been granted the Online Culture Operating Permit with a permitted scope including the operation of online music, art and entertainment products, online game products (including virtual currencies for online games), art products, play performance, animation products and organization of exhibition or race of the online cultural products. Tianying Jiuzhou has also obtained an Internet Publication License from GAPP with respect to books and periodicals published on the Internet, including the mobile Internet, and online and mobile games. Yifeng Lianhe, which generates a small amount of our online game service revenues, has not obtained an Online Culture Operation Permit or an Internet Publication License, though it plans to apply for such licenses. For more information regarding regulatory risks of our online games business, see "Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions."

        In addition, to comply with the laws and regulations on the content requirements of Internet music products, our content examination team reviews the content of online music products provided on our website.

Regulation of Internet News Dissemination

        Pursuant to the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services and the Provisions for the Administration of Internet News Information Services, each promulgated by the State Council Information Office, or the SCIO, and MII, which became effective as of November 7, 2000 and September 25, 2005, respectively, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the applicable regulations and have acquired approval from SCIO after securing permission from the news office of the provincial-level government. In addition, websites intending to publish news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the news office of the provincial-level government.

        In order to comply with these laws and regulations, we submitted an application to SCIO for the Internet news license. However, we have not been granted such license as of the date of this prospectus and cannot assure you that we may be able to obtain one. See "Risk Factors—Risks Relating to Our Business and Industry—Our lack of an Internet news license may expose us to administrative sanctions, including an order to cease our Internet information services that provide political news or to cease the Internet access services provided by third parties to us, In 2010, 42.0% of our total revenues were derived from Internet information services and services that relied on Internet access services from third parties."

Regulation of Internet Publication

        GAPP is the government agency regulating publishing activities in the PRC. On June 27, 2002, MII and GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval, or the Internet Publication License, from GAPP to conduct Internet publication activities. The term "Internet publication" is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit via the Internet for browsing, use or downloading by the public. The Internet Publication Measures also provide the detailed qualifications and application procedures for obtaining an Internet Publication License.

        User generated content, the programs we select, produce and/or edit for users' browsing, reading or downloading or our online games may be deemed a kind of "Internet publication" and the relevant authority could require us to obtain an Internet Publication License. Tianying Jiuzhou has obtained an Internet Publication License from GAPP, however, Yifeng Lianhe has not obtained this license. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain or maintain all applicable permits and approvals relating to online games, our ability to conduct our online game business and certain other businesses could be affected and we could be subject to penalties and other administrative sanctions."

Regulation of Internet Bulletin Board Services

        MII promulgated the Administrative Measures on Internet Bulletin Board Services, or the BBS Measures, on November 6, 2000. The BBS Measures require that ICP service operators providing bulletin boards, discussion forums, chat rooms or similar services, or BBS services, apply for, and obtain specific approval from the telecommunications authorities, if they are commercial ICP service operators, or to make specific filing with the telecommunications authorities if they are noncommercial ICP service operators. Moreover, ICP service operators must display in a conspicuous location on their BBS sites their ICP License numbers, rules of BBS and the possible legal liabilities for improper comments.

        Tianying Jiuzhou has obtained the approval from the Beijing Branch of MII for operation of BBS services.

Regulation of Short Message Services

        MII issued the Notice on Certain Issues Regarding Standardizing Short Message Services on April 15, 2004, specifying that only those information service providers holding the relevant license can provide short message services in the PRC. Such notice also specifies that information service providers shall examine the contents of short messages and automatically record and keep for five months the time of sending and receiving the short messages, the mobile numbers or codes of the sending terminal and receiving terminal of the short messages.

        In order to comply with these laws and regulations, Tianying Jiuzhou and Yifeng Lianhe have obtained ICP licenses for provision of information via mobile networks. In addition, we have certain personnel to examine and screen on contents of short messages and keep the relevant records as required by the law.

Regulation of Telecommunications Networks Code Number Resources

        On January 29, 2003, MII issued the Administrative Measures on Telecommunications Networks Code Number Resources, or the Code Number Measures, to regulate code numbers, including those of mobile communications networks. According to such administrative measures, entities which apply for code numbers to be used in a trans-provincial range shall apply to MIIT, and entities which apply for code numbers to be used within provincial-level administrative regions shall apply to MIIT at the provincial level. Such administrative measures also specify the qualification requirements for code number applicants, required application materials and the application procedures.

        In June 2006, MII issued the Administrative Measures on Application, Distribution, Usage and Withdrawal of SMS Services Access Codes. According to such administrative measures, the administration and usage of services relating to SMS short codes shall comply with the Code Number Measures. Such administrative measures also specify that operators who provide services relating to SMS short codes across provinces or in the territory of the whole country shall file with the relevant provincial-level counterparts of MII.

        Each of Tianying Jiuzhou and Yifeng Lianhe has been granted the code members to be used in a trans-provincial range and has completed the filing in most of the provinces, except (i) with respect to Tianying Jiuzhou, in Inner Mongolia, Gansu, Ningxia and (ii) with respect to Yifeng Lianhe, in Fujian, Sichuan, Shanxi, Guizhou, Gansu, Ningxia. See "Risk Factors—Risks Relating to Our Business and Industry—Failure to fully comply with PRC regulations regarding value-added telecommunications services may subject us to fines and other legal or administrative sanctions."

Regulation of Certain Internet Content

Internet Medicine Information

        The Administration Measures on Internet Medicine Information Service issued by The State Food and Drug Administration, or the SFDA, and related implementing rules and notices govern the classification, application, approval, contents, qualifications and requirements for Internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of SFDA.

Internet Medical Care Information

        The PRC Ministry of Health promulgated the Administrative Measures on Internet Medical Care Information Services on May 1, 2009. Pursuant to these measures, an ICP service operator that provides information regarding medical care must obtain an Internet Medical Care Information Consent Letter from the applicable health department at the provincial level. The effective period of such consent letters is two years.

        Certain of our verticals contain medicine-related and medical care information. We currently do not have such consent letter or qualification certificate, but have engaged an agency to assist us in applying for such certificate and consent letter. We cannot assure you that we may be able to obtain them. See "Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain certain permits for our health and Chinese medicine verticals would subject us to penalties."

Regulation of Internet Privacy

        The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits the infringement of such rights. In recent years, PRC government authorities have passed regulations on Internet use to protect personal information from unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users' personal information confidential and must not disclose such personal information to any third party without the users' consent, unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosures. ICP service operators are subject to legal liability if unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

        Our platform is open to Internet users for uploading text and images. As a result, content posted by our users may expose us to allegations by third parties of invasion of privacy. Though our users agree not to use our services in a way that is illegal, given the volume of content uploaded, it is not possible to identify and remove all potentially infringing content uploaded by our users and we may therefore be subject to litigations or claims in connection with invasion of user privacy.

Regulation of Advertising Business

        The State Administration for Industry and Commerce, or SAIC, is the government agency responsible for regulating advertising activities in the PRC.

        According to PRC Advertisement Law and relevant rules and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes advertising within its business scope. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for their advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish corrections of the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators' licenses or permits for their advertising business operations.

        In order to comply with these laws and regulations, our advertising contracts require that all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content are truthful, accurate and in full compliance with PRC laws and regulations. In addition, we have established a task force to review all advertising materials to ensure the content does not violate relevant laws and regulations before displaying such advertisements, and we also request relevant advertiser to provide proof of governmental approval if an advertisement is subject to special government review.

Regulation of Information Security and Censorship

        Applicable PRC laws and regulations specifically prohibit the use of Internet infrastructure where it may breach public security, distribute content harmful to the stability of society or disclose state secrets. It is mandatory for Internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets, which became effective on October 1, 2010, provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report such violation to the state security and public security authorities. Upon request of state security, public security or state secrecy authorities, the Internet service provider must delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate manner may subject the Internet service provider to liability and certain penalties enforced by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts.

        To comply with these laws and regulations, we have completed the mandatory security filing procedures with the local public security authorities, and regularly updated the information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulation of Copyrights over Internet

        In order to address copyright issues relating to the Internet, the PRC Supreme People's Court adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations. The Interpretations establish joint liability for Internet service providers if they participate in, assist in or abet infringing activities committed by any other person through the Internet, are aware of infringing activities committed by their website users through the Internet or fail to remove infringing content or take other action to eliminate infringing consequences after receiving warning with evidence of such infringing activities from the copyright holder. In addition, Internet service providers will be held liable for copyright infringement if they knowingly upload, transmit or provide any methods, equipment or materials which are intended to bypass or disrupt circumvention technologies designed to protect copyrights of other people. Upon request, the Internet service providers should provide the copyright holder with the registration information of the alleged violator for claiming the infringing liabilities, provided that such copyright holder has produced relevant evidence of identification, copyright ownership and infringement. Where the Internet service provider takes measures to remove the infringing content after receiving warning from the copyright holder with good evidence, the court will not support the claim of the alleged violator against such Internet service provider for breach of contract. According to the Copyright Law, an infringer must be subject to various consequences, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the loss of copyright owners. The Copyright Law further provides that the infringer shall compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to determine, the illegal income received by the infringer as a result of the infringement shall be deemed as the actual loss or if such illegal income is difficult to be determine, the court may decide the amount of the actual loss up to RMB500,000.

        Under the applicable laws and regulations, where a copyright holder finds that any content communicated through the Internet infringes upon its copyright and sends a notice to the ICP service operator, the ICP service operator shall immediately take measures to remove the relevant content. Such ICP service operator is also required to retain all infringement notices for six months and to record the content, display time and IP addresses and the domain names related to the infringement for 60 days. Where an ICP service operator removes relevant content of an internet content provider according to the notice of a copyright holder, the internet content provider may deliver a counter-

notice to both the ICP service operator and the copyright holder, stating that the removed contents do not infringe upon the copyright of other parties. After the delivery of such counter-notice, the ICP service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement. Where an ICP service operator is clearly aware of the infringement by an internet content provider of another's copyright through the Internet, or, although not being aware of such activity, fails to take measures to remove relevant contents upon receipt of the copyright owner's notice, and as a result, damages public interests, the ICP service operator could be subject to an order to stop the tortious act and other administrative penalties such as confiscation of illegal income and fines. Where there is no evidence to indicate that an ICP service operator is clearly aware of the facts of tort, or the ICP service operator has taken measures to remove relevant contents upon receipt of the copyright owner's notice, the ICP service provider shall not bear the relevant administrative legal liabilities.

        Our content licensors and users have entered into agreements with us in which they make an undertaking not to provide or upload any contents that may have infringed on the copyright of any third parties. However, we cannot ensure you that our content licensors or users who upload contents to our website will not infringe on the copyright of any third parties and we could delete any infringed contents in a time manner or at all. We may be consequently subject to copyright infringement claims arising thereof. See "Risk Factors—Risks Relating to Our Business and Industry—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services."

Regulation of Foreign Exchange Control and Administration

        Under the Foreign Exchange Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches. SAFE approval is not necessary for the conversion of Renminbi for foreign currency payments for current account items except as otherwise explicitly provided by laws and regulations. Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. If we provide loans to our PRC subsidiary, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital at the time of the provision of such loans. Such loans need to be registered with the SAFE, which usually takes no more than 20 working days to complete. The cost of completing such registration is minimal. Capital investments by enterprises outside of the PRC are subject to further limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches.

        On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, Renminbi capital obtained from settlement of the foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless otherwise specifically provided by law, such Renminbi capital cannot be used for domestic equity investments. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. As a result, the use of such Renminbi capital may not be altered without the SAFE's approval, and such Renminbi capital may not be used to repay Renminbi loans if the relevant loan proceeds have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties.

Regulation of Foreign Exchange Registration of Offshore Investment by PRC Residents

        On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or SAFE Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and the related rules provide that if PRC residents establish or acquire direct or indirect interest of offshore special purpose companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increases or decreases, share transfers or exchanges, mergers or divisions, long-term equity or debt investments, and provisions of guaranties to foreign parties. SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Circular No. 75, which standardizes stringent supervision for registrations under Circular No. 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise PRC residents holding direct or indirect interest in offshore SPVs to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of offshore SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations.

        We understand that the aforesaid registration requirement under SAFE Circular No. 75 and the relevant implementing rules do not apply to our PRC subsidiary or our PRC resident beneficial owners due to the following reasons: (i) our company was incorporated and controlled by Phoenix TV, a Hong Kong listed company, rather than any PRC residents defined under SAFE Circular No. 75, (ii) none of the former or current shareholders of our PRC consolidated affiliated entities established or acquired interest in our company by injecting the assets of, or equity interest in, our consolidated affiliated entities, and (iii) all of our PRC resident beneficial owners obtained interest in our company through exercise of options granted to them under our share incentive plan. However, we cannot assure you that SAFE or its local branch would hold the same opinion with us and the relevant government authorities have broad discretion in interpreting these rules and regulations. See "Risk Factors—Risk Relating to Doing Business in China—If the PRC government finds that our PRC beneficial owners are subject to SAFE registration requirement under SAFE Circular No. 75 and the relevant implementing rules and our PRC beneficial owners fail to comply with such registration requirements, it may subject these PRC beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute profits to us, or otherwise materially and adversely affect us."

SAFE Regulation of Employee Share Options

        On March 28, 2007, SAFE issued the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock ownership plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals' foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

        Our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Stock Option Rule when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

Regulation of Dividend Distributions

        Wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its aftertax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

Regulation of Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended in June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE because we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals, as defined under the M&A Rules, that are our beneficial owners after the effective date of the M&A Rules.

        However, our PRC counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into the PRC or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Keung Chui	59	Chairman of the Board of Directors
Shuang Liu	41	Director, Chief Executive Officer
Ya Li	40	Director, Chief Operating Officer
Daguang He	53	Director
Qin Liu	37	Director(1)
Ka Keung Yeung	51	Director(2)
Carson Wen	58	Independent Director(2)
Jerry J. Zhang	50	Independent Director(2)
Qianli Liu	35	Chief Financial Officer
Yulin Wang	35	Executive Vice President of Mobile, Video and Digital Reading

(1)
Mr. Liu will resign as our director effective immediately prior to the declaration of effectiveness of the registration statement of which this prospectus forms a part.

(2)
Mr. Yeung has accepted the appointment to be our director and Mr. Wen and Mr. Zhang have accepted the appointments to be our independent directors, in each case effective immediately prior to the declaration of effectiveness of the registration statement of which this prospectus forms a part.

        Keung Chui has served as the chairman of our board of directors since the establishment of Phoenix New Media Limited in November 2007. Mr. Chui has served as the deputy chief executive officer in charge of administration of Phoenix Satellite Television Company Limited since 1998. He served as vice chairman of the board of directors of Hong Kong Letian Development Limited from 1993 to 1996. From 1980 to 1992, Mr. Chui worked at China Central People's Radio Station, where he served as a journalist, editor and senior editor. Mr. Chui has served as a director of Phoenix Satellite Television Company Limited since 1996 and is a director of numerous subsidiaries of Phoenix TV. Mr. Chui has also served as a director of PCNE Holdings Limited since 2000, a director of Shenzhen Wutongshan TV and Broadcasting Co., Ltd. since 2001 and a director of Green Lagoon Investments Limited since 2006. Mr. Chui received a bachelor's degree from Fudan University.

        Shuang Liu has served as our director and chief executive officer since the establishment of Phoenix New Media Limited in November 2007. Mr. Liu has been employed by Phoenix TV from 2001 to the present, and where he has served in various managing positions, including chief director of business development and vice president in charge of investment, finance, investor relationships, legal affairs, public affairs and development of the finance channel. Before joining Phoenix TV, Mr. Liu worked at Simpson Thacher & Bartlett LLP, Milbank, Tweed, Hadley & McCloy LLP and Morrison & Foerster LLP from 1996 to 2001. Mr. Liu received a J.D. degree from Duke University Law School, and a bachelor's degree from University of International Business & Economic.

        Ya Li has served as our director since the establishment of Phoenix New Media Limited in November 2007. Mr. Li joined our company in June 2006 as our chief operating officer and jointly served as our chief financial officer until November 2010. Prior to joining us, Mr. Li served as chief operating officer and chief financial officer of Techedge Inc. from 2004 to 2006, and as the president of the U.S. subsidiary of China Quantum Communications Inc. from 2002 to 2004. Mr. Li founded and served as the chief executive officer of Global Villager Inc., a New York-based Internet startup, starting in 1995 until the company was acquired by the then NASDAQ-traded Startec Global Communications Inc. in 2000. From 1993 to 1999, Mr. Li worked as a software engineer and senior Internet advisor to various companies, including Verizon Communications Inc., Donaldson, Lufkin & Jenrette, Lehman Brothers and Morgan Stanley. He has served on the boards of directors of the U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs and was appointed Visiting Research Fellow at the New Media Marketing Communications Research Centre of Beijing University in December 2009. Mr. Li received a two-year Executive Management Education from Wharton School of Business, a M.S. in Computer Science from Temple University and a four-year undergraduate education in control systems engineering from the University of Science & Technology of China.

        Daguang He serves as vice president of finance at Phoenix Satellite Television Company Limited and has served as our director since 2009. Mr. He joined Phoenix TV in 2001 and has served in various managing positions, such as chief financial officer of the Chinese business sector and deputy chief executive officer. From 1990 to 2001, Mr. He worked at China International Water and Electric Corporation, and served in various positions, including vice overseas project manager, vice director of finance, vice chief accountant and deputy chief accountant. From 1983 to 1985, Mr. He worked at China International Water and Electric Corporation, where he was primarily responsible for project accounting, commerce and contract management. From 1985 to 1990, Mr. He served as project manager and cooperation director in charge of finance, business affairs at one of Taisei Corporation's joint venture subsidiaries. Mr. He received a bachelor's degree in Economics from Shanxi University of Finance & Economics.

        Qin Liu has served as our director since November 2009 but will resign as our director effective immediately prior to the declaration of effectiveness of the registration statement that includes this prospectus. Mr. Liu have been a director of Morningside China TMT Fund I, L.P. since its formation in 2008, where he is primarily responsible for managing early stage investments in the Internet, wireless, media, entertainment and consumer services sectors in China. Mr. Liu also serves as a director in several non-public portfolio companies of the fund. From 2000 through 2008, Mr. Liu worked at Morningside IT Management Services (Shanghai) Co., Ltd. where he established its print media business and served as publisher of The Bund, an upscale lifestyle weekly publication. From 1993 to 1997, Mr. Liu held an engineering managerial role in Wuhan Iron and Steel Company. Mr. Liu received a MBA degree from China Europe International Business School and a bachelor's degree in Electric Engineering from Beijing Science & Technology University.

        Ka Keung Yeung will become a director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this prospectus. Mr. Yeung is the executive vice president and chief financial officer of Phoenix Satellite Television Company Limited in charge of corporate finance, human resources and administration. He is also the qualified accountant and company secretary of Phoenix Satellite Television Company Limited. Mr. Yeung joined Phoenix Satellite Television Company Limited in March 1996 and has been in charge of all of such company's internal and external financial management and arrangements, as well as the supervision of administration and personnel matters since that time. Mr. Yeung received a B.A. from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Star Television Limited in the fields of finance and business development. Mr. Yeung currently serves as an independent director for The9 Limited (NASDAQ:NCTY) and Little Sheep Group Limited (HKSE: 968).

        Carson Wen will become an independent director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this prospectus. Mr. Wen is a partner at Jones Day LLP, and has more than 30 years of experience in business, corporate and securities law. He is a representative of the National People's Congress of the PRC, and vice chairman of the Democratic Alliance for the Betterment and Progress of Hong Kong. Mr. Wen is a Justice of the Peace of Hong Kong and was awarded the Bronze Bauhinia Star by the Hong Kong government for his contribution to economic ties between Hong Kong, the PRC and the rest of the world. He was a guest professor of the Law School of Sun Yat-Sen University (Zhongshan University) in Guangzhou, China, a founding and Executive Committee member of the China M&A Association and sits on the board of numerous organizations, including the China Africa Business Council (Hong Kong), the Pacific Basin Economic Council and the Hong Kong Professional Consultants Association. Mr. Wen holds a B.A. and M.A. degree in Law from Oxford University, where he was a Younger Prizeman in law at Balliol College, and a B.A. in Economics from Columbia University.

        Jerry J. Zhang will become an independent director of our company immediately prior to the declaration of effectiveness of the registration statement that includes this prospectus. Mr. Zhang is a senior managing director of CITIC Capital Holdings Limited, a position that he has held since June 2009. Prior to joining CITIC Capital Holdings Limited, Mr. Zhang was a managing director in the investment banking division of Deutsche Bank in Hong Kong from August 2006 to June 2009. He served as a managing director and the head of investment banking of CITIC Capital Markets Holdings Limited in Hong Kong from March 2003 to July 2006 and, prior to that time, as executive director in the communications, media and entertainment group of the investment banking department of Goldman Sachs in Hong Kong from April 2001 to January 2003. Mr. Zhang held the positions of associate, vice president and director at Solomon Smith Barney from August 1994 to March 2001. Prior to joining Solomon Smith Barney, he served as accounting manager for Town & Country Homes in Chicago from January 1990 to December 1993 and as accountant, audit senior and supervisor at Ernst & Young in Chicago and Hong Kong. Mr. Zhang held CPA qualifications in China and the State of Kentucky, both of which he has surrendered voluntarily. He holds an M.B.A. from the University of Chicago, an M.A. in Accounting from the Ministry of Finance Graduate School in the PRC and a B.A. degree from Inner Mongolia University.

        Qianli Liu joined our company as chief financial officer in December 2010. Ms. Liu has eight years of experience in investment banking and corporate finance. Before joining us, Ms. Liu served as the chief financial officer of ChinaEDU Corp. (NASDAQ: CEDU) from 2008 to 2010, and prior to that, as chief financial officer of MainOne Inc., an information technology company, from 2007 to 2008. From 2003 to 2007, Ms. Liu was a vice president at Lehman Brothers investment banking in Hong Kong and an associate at Lehman Brothers investment banking in New York. From 2000 to 2001 Ms. Liu was a vice president of Trulycustom Construction, Inc., a company specializing in e-commerce of which she was also the co-founder. Ms. Liu received a MBA from MIT Sloan School of Management and a bachelor's degree in Mathematics and Economics from Dartmouth College.

        Yulin Wang joined our company in March 2009 and has served as an executive vice president in charge of the development and management of our mobile, video and online reading businesses. Mr. Wang has 10 years of experience in the Internet and mobile businesses. Before joining us, Mr. Wang served as the chief operating officer of ccnec.com, the largest offline PC game distributor in China from 2007 to 2008. From 2004 to 2007, Mr. Wang served as vice president of A8 Music Group in charge of the company's Internet business and digital music project. From 2001 to 2004, Mr. Wang served as the chief manager of the phoenixtv.com operation center. Mr. Wang received an Executive MBA from Tsinghua University, and a bachelor's degree from Nankai University.

Employment Agreements

        Fenghuang On-line entered into employment agreements with each of its executive officers. All of these agreements are governed by PRC law. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate an executive officer's employment for certain acts of the officer, including non-disclosure of certain material information or providing false information in the officer's employment application, a conviction of a criminal offense, a material violation of our internal regulations and rules, gross neglect of duty which causes material losses to us or establishing other labor relations with other employers during a term of employment with us. In addition, we may terminate the employment of an employee by providing 30 days' written notice or upon the payment of one month's salary in lieu of such notice (i) if the employee suffers from an illness or has sustained an injury that is not work-related and is unable to resume his work, (ii) is continuously unable to satisfactorily perform his or her job after receiving training or (iii) if there is a material change in the circumstances pursuant to which the employment agreement was entered into and the employee cannot perform his original contract and we and the employee cannot agree upon an amended employment agreement. Under such circumstances, such employee will be entitled to severance pay of up to one month salary for each year of employment with us. Under the PRC law, we cannot terminate the employment with an employee without cause.

        An executive officer may terminate their employment at any time without cause upon 30-days advance notice to us.

Commitment and Non-competition Agreements

        We have also entered a letter agreement of commitment and non-competition with each of our key employees. According to the letter agreement, each executive officer agrees not to serve in any other position or engage in any other job or disclose any of our confidential information to third parties during the commitment period, which is from the date of the agreement to the earlier of (i) one year from an offering of our securities on an internationally recognized securities exchange, or (ii) such key employee's resignation from the company for cause or as approved by our board of directors. Each key employee further agrees not to participate or work for certain designated competitors of ours for a period of one year after the commitment period.

Board of Directors

        Our board of directors currently consists of five directors. Our shareholders' agreement, which we entered into in November 2009, provides that each of Morningside China TMT Fund I, L.P., and Intel Capital Corporation shall be entitled to designate one director respectively to the Board as long as each of them holds 3% or more of our ordinary shares on an as-converted basis, respectively, and that Phoenix TV is entitled to elect five directors to the Board. These director designation rights will terminate upon the closing of this offering. Under our second amended and restated memorandum and articles of association that will come into effect immediately prior to the completion of this offering, our board of directors will consist of seven directors. Our directors will be elected by the holders of our ordinary shares, which will include holders of our Class A ordinary shares and Class B ordinary shares.

        A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided they have disclosed such interest to the board. The board may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Committees of the Board of Directors

        Prior to the closing of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the closing of this offering. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will initially consist of Jerry J. Zhang and Carson Wen. Our board of directors has determined that each of Jerry J. Zhang and Carson Wen satisfies the

"independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Manual. Jerry J. Zhang will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  reporting regularly to our board of directors.

        Compensation Committee.    Our compensation committee will initially consist of Shuang Liu, Daguang He and Jerry J. Zhang. Our board of directors has determined that Jerry J. Zhang satisfies the "independence" requirements of Section 303A of the NYSE Manual. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

  •
  approving and overseeing the total compensation package for our executives other than the three most senior executives;

  •
  reviewing and recommending to the board with respect to the compensation of our directors; and

  •
  reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

        Corporate Governance and Nominating Committee.    Our corporate and nominating committee will initially consist of Keung Chui, Shuang Liu and Carson Wen. Our board of directors has determined that Carson Wen satisfies the "independence" requirements of Section 303A of the NYSE Manual. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

  •
  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

  •
  declaring dividends and other distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office in accordance with the articles of association, which provide that at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the board and/or the managing director of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. A retiring director shall be eligible for re-election. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

        For the year ended December 31, 2010, we paid an aggregate of approximately RMB4.4 million in cash to our directors and executive officers.

Share Incentive Plans

        In June 2008, we adopted the 2008 share option plan, and in March 2011, we adopted the 2011 restricted share and restricted share unit plan, together, the share incentive plans, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as "awards." The maximum number of shares which may be outstanding pursuant to all awards and which may be issued after the exercise of the awards under the share incentive plans is 96,000,000. As of the date of this prospectus, 19,008,200 restricted shares of our company, 5,602,855 contingently issuable shares, options to purchase 17,654,725 ordinary shares, and restricted share units obligating our company to issue and deliver 10,030,958 ordinary shares are outstanding.

        Plan Administration.    Our board of directors, or a duly authorized committee thereof, administers the share incentive plans. The board of directors or an authorized committee, as the case may be, will determine the participants to receive awards, the type and number of awards to be granted, the terms and conditions of each award grant.

        Award Agreements.    Awards granted under the share incentive plans are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Option Exercise.    The term of awards granted under the share incentive plans may not exceed ten years from the date of grant.

        Restricted Shares and Restricted Share Units.    Restricted ordinary shares granted under the 2011 restricted share and restricted share unit plan are subject to applicable vesting, transfer, forfeiture and other restrictions as set forth in the plan and, as applicable, in the award agreements. Each restricted share unit is an unsecured promise of our company to issue and delivery one ordinary share on a specified date, which unit is subject to applicable vesting, transfer, forfeiture and other restrictions as set forth in the plan and, as applicable, in the award agreements.

        Transfer Restrictions.    The right of a grantee in an award granted under the share incentive plans may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

        Acceleration upon a Takeover Offer.    If a takeover offer for our company becomes unconditional or is approved by the necessary number of shareholders, as the case may be, the vesting of the awards shall be accelerated.

        Termination and Amendment.    Our board of directors has the authority to amend or terminate the share incentive plans subject to shareholder approval to the extent necessary to comply with applicable law. In addition, our shareholders may, by ordinary resolution, terminate our share incentive plans at any time.

        Lapse of Awards.    An award will lapse if the optionee ceases to be eligible by reason of, among other things, (i) illness, injury, disability or death; (ii) retirement; (iii) voluntary resignation; (iv) termination of employment for serious misconduct; and (v) breach of contract.

        The table below sets forth, as of the date of this prospectus, the awards that we granted and are outstanding to our directors, executive officers and other employees, under our share incentive plans:

Name	Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Shuang Liu	*	N/A	March 17, 2011	N/A
Ya Li	*	N/A	March 17, 2011	N/A
Qianli Liu	*	N/A	March 17, 2011	N/A
Yulin Wang	*	N/A	March 17, 2011	N/A
Other employees	43,031,238	$0.03215	various dates**	May 25, 2018

Total	52,296,738

*
Less than 1% of our total outstanding shares.

**
We granted awards to various employees under the share incentive plans in November 2008, July 2009, September 2009, January 2010, July 2010 and March 2011.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus, assuming the conversion of all preferred shares into Class A ordinary shares at a conversion ratio of one Series A convertible redeemable preferred share to 130,000,000 Class A ordinary shares, of:

  •
  each of our directors and executive officers;

  •
  each person known to us to own beneficially more than 3% of our ordinary shares; and

  •
  each selling shareholders.

        The calculations in the table below assume there are (i) 493,497,237 ordinary shares outstanding as of the date of this prospectus, including the conversion of all preferred shares to Class A ordinary shares assuming a 1:1 conversion rate, and (ii)           ordinary shares outstanding immediately after the closing of this offering, including          Class B shares and          Class A shares, assuming the underwriters do not exercise their option to purchase additional ADSs and the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADSs. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, the vesting of any contingently issuable share, restricted share, restricted share unit or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares Beneficially Owned Prior to This Offering		Ordinary shares Being Sold in This Offering		Shares Beneficially Owned After This Offering(1)
	Number	%	Number	%	Number(2)	%(3)
Directors and Executive Officers:
Keung Chui	—	—
Shuang Liu(4)	15,168,000	3.06
Ya Li(5)	11,880,000	2.40
Daguang He	—	—
Qin Liu	—	—
Qianli Liu(6)	*	*
Yulin Wang(7)	*	*
All Directors and Executive Officers as a Group(8)	33,568,000	6.68
Principal and Selling Shareholders:
Phoenix Satellite Television (B.V.I.) Holding Limited(9)	320,000,000	64.84
Morningside China TMT Fund I, L.P.(10)	62,400,000	12.64
Intel Capital Corporation(11)	52,000,000	10.54
Bertelsmann Asia Investments AG(12)	15,600,000	3.16

*
Less than 1% of our total outstanding shares.

(1)
Assumes no exercise of the underwriters' option to purchase additional ADSs as set forth on the cover page of this prospectus.

(2)
The ordinary shares held by Phoenix Satellite Television (B.V.I.) Holding Limited will be re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(3)
For Phoenix Satellite Television (B.V.I.) Holding Limited, percentage of voting power is calculated by dividing the voting power beneficially owned by Phoenix Satellite Television (B.V.I.) Holding Limited by the voting power with respect to all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to 1.3 votes per Class B ordinary share and each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share held by our shareholders on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(4)
Represents 12,990,000 ordinary shares, and 2,178,000 restricted shares that will vest before July 15, 2011.

(5)
Represents 9,762,500 ordinary shares, and 2,117,500 restricted shares that will vest before July 15, 2011.

(6)
Represents restricted shares that will vest before July 15, 2011.

(7)
Represents ordinary shares, as well as restricted shares that will vest before July 15, 2011.

(8)
Represents 24,302,500 ordinary shares, and 9,265,500 restricted shares that will vest before July 15, 2011.

(9)
Represents 320,000,000 ordinary shares, which shares will be re-designated as Class B ordinary shares immediately prior to the completion of this offering. Phoenix Satellite Television (B.V.I.) Holding Limited is controlled by Phoenix Satellite Television Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered office for Phoenix Satellite Television Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(10)
Represents 62,400,000 Class A ordinary shares issuable upon the conversion of 62,400,000 Series A convertible redeemable preferred shares assuming a 1:1 conversion rate. Morningside China TMT Fund I, L.P. is controlled by Morningside China TMT GP, L.P., its general partner, which is controlled by TMT General Partner Ltd., its general partner, which is controlled by a board directors comprised of the following natural persons: Qin Liu, Jianming Shi and Gerald Chan. The registered office for TMT General Partner Ltd. is Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

(11)
Represents 52,000,000 Class A ordinary shares issuable upon the conversion of 52,000,000 Series A convertible redeemable preferred shares assuming a 1:1 conversion rate. Intel Capital Corporation, a Delaware corporation, is wholly owned by Intel Corporation, a public company listed on the Nasdaq. The registered office for Intel Capital Corporation, a Delaware corporation, is c/o Corporation Trust Company, 1209 Orange St., Wilmington, Delaware 19801, U.S.A.

(12)
Represents 15,600,000 Class A ordinary shares issuable upon the conversion of 15,600,000 Series A convertible redeemable preferred shares assuming a 1:1 conversion rate. Bertelsmann AG is the indirect beneficial owner of 15,600,000 Series A convertible redeemable preferred shares which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann Asia Investments AG is an investment fund used to finance Bertelsmann's strategic investments. Bertelsmann Stiftung owns 77.4% of the shares of Bertelsmann AG and the Mohn family owns the remaining 22.6% of the shares of Bertelsmann AG, each through intermediate shareholding companies. The Bertelsmann Verwaltungsgesellschaft, which is controlled by the Mohn family, controls Bertelsmann AG through intermediate shareholding companies. Mrs. Liz Mohn of the Mohn family exercises sole voting and investment power over these shares. The business address for Bertelsmann Asia Investments AG is Dammstrasse 19, 6300 Zug, Switzerland.

        As of the date of this prospectus, none of our outstanding ordinary shares are held of record by any person in the United States, and a total of 52,000,000 Series A convertible redeemable preferred shares are held of record by one preferred shareholder in the United States.

        Immediately prior to the completion of this offering, our second amended and restated memorandum and articles of association will become effective pursuant to which our share capital will be divided into Class A ordinary shares and Class B ordinary shares. All of our outstanding ordinary shares that are held by Phoenix TV (BVI) immediately prior to the completion of the offering will be re-designated as Class B ordinary shares. We will issue Class A ordinary shares represented by our ADSs in this offering. Holders of Class A ordinary shares are entitled to one vote per share, while the holder of Class B ordinary shares are entitled to 1.3 votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Assured Entitlement Distribution

        Pursuant to Practice Note 15 of the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Ltd., this offering constitutes a "spin-off" transaction and requires Phoenix TV, which is listed on the Stock Exchange of Hong Kong, to make available to its shareholders an "assured entitlement" to a certain portion of our shares in connection with this offering. Phoenix TV currently intends to provide an assured entitlement with an aggregate value of HK$           (approximately US$          ). The assured entitlement distribution will only be made if this offering is completed.

        Phoenix TV intends to effect the assured entitlement distribution by providing to its shareholders a "distribution in specie," or distribution of our ADSs in kind, or assured entitlement ADSs, at a ratio of one assured entitlement ADS for every whole multiple of          ordinary shares of our company held at the applicable record date for the distribution. The distribution will be made without consideration from Phoenix TV's shareholders. Phoenix TV shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs or who are affiliates of us or are otherwise ineligible holders will only receive cash in the assured entitlement distribution. Phoenix TV intends to use ordinary shares of our company that Phoenix TV (BVI) has owned for over two years to make the assured entitlement distribution. The distribution in specie of ADS by Phoenix TV is not part of this offering and does not constitute a "sale" of our securities under the Securities Act of 1933, as amended. The distributed ADSs, each representing          Class A ordinary shares, will be freely tradable by the shareholders of Phoenix TV receiving the ADSs.

RELATED PARTY TRANSACTIONS

        Upon completion of this offering, Phoenix TV, though its wholly owned subsidiary, will continue to be our controlling shareholder, with beneficial ownership and voting power of            % and            %, respectively, of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option and the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADSs. If the underwriters exercise their over-allotment option in full and assuming and the entire assured entitlement distribution to Phoenix TV's shareholders is made in ADSs, upon the completion on this offering, Phoenix TV will have beneficial ownership and voting power of            % and            %, respectively, of our outstanding ordinary shares. Following the completion of this offering, Pheonix TV will continue to have the power acting alone to approve any action requiring a vote of the majority of our ordinary shares.

Transactions Related to Our Corporate Structure

        To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through contractual arrangements between our wholly owned PRC subsidiary, Fenghuang On-line, and our affiliated consolidated entities. See "Our History and Corporate Structure—Contractual Arrangements with Our Affiliated Consolidated Entities."

        After entering into these contractual arrangements, we made a payment of RMB7.9 million to the shareholders of our affiliated consolidated entities in order to repay them for their initial funding of the paid-up capital of these entities.

Transactions and Agreements with Phoenix TV and Certain of its Subsidiaries

Phoenix TV Cooperation Agreement and Phoenix TV Content License Agreements

        Fenghuang On-line entered into a Content, Branding, Promotion and Technology Cooperation Agreement, or the Phoenix TV Cooperation Agreement, with Phoenix TV on November 24, 2009, certain terms of which were amended pursuant to a supplemental agreement entered into by the parties on March 28, 2011. Pursuant to the Phoenix TV Cooperation Agreement, Phoenix TV agreed to procure and procured its subsidiaries, Phoenix Satellite Television Company Limited and Phoenix Satellite Television Trademark Limited, respectively, to enter into content license agreements, or the Content License Agreements, and trademark license agreements, or the Trademark License Agreements, with each of our affiliated consolidated entities. Fenghuang On-line agreed to provide Phoenix TV with our proprietary text, image, sound and video content. In addition, Fenghuang On-line and Phoenix TV agreed to promote one another's brand and content on their respective new media and TV platforms. The Phoenix TV Cooperation Agreement, as amended, will expire in March 2016. As compensation for the rights granted to Fenghuang On-line under the agreement, Fenghuang On-line is obligated to pay Phoenix TV an annual service fee in the amount of RMB1.6 million for the first year of the agreement, which incrementally increases by 25% for each subsequent year of the agreement. Fenghuang On-line must also pay to Phoenix TV 50% of the after-tax revenues Tianying Jiuzhou earns from sublicensing Phoenix TV's video content to third parties. In the event that Phoenix TV's indirect voting interest in Fenghuang On-line falls to 50% or below, Phoenix TV has the right to amend the annual service fee, provided that it may not be raised to more than 500% of the original annual service fee. If Phoenix TV's beneficial ownership stake in us decreases to 35% or below, Phoenix TV has the right to immediately terminate or renegotiate the Phoenix TV Cooperation Agreement.

        Pursuant to the Phoenix TV Cooperation Agreement, Tianying Jiuzhou and Yifeng Lianhe each entered into a Content License Agreement with Phoenix Satellite Television Company Limited on November 24, 2009. Pursuant to the Content License Agreements, Phoenix TV granted each of Tianying Jiuzhou and Yifeng Lianhe an exclusive license to use its copyrighted text, images, sound and videos on its Internet and mobile channels, as applicable, in China. Payments for the content license are made in accordance with the payment provisions set forth in the Phoenix TV Cooperation Agreement. On April 14, 2011, Tianying Jiuzhou, Yifeng Lianhe and Phoenix Satellite Television Company Limited entered into an agreement to extend the terms of the Content License Agreements to March 2016. The Content License Agreements can be terminated earlier (i) by the non-breaching party in the event of a breach and if the breach is not cured within ten business days after receipt of notice of breach from the non-breaching party, (ii) in the event of bankruptcy or the cessation of business operations of either party, or a change in the shareholder or equity structure of the relevant affiliated consolidated entity, other than in connection with the contractual arrangements, (iii) if either party's performance of its obligations is held unlawful under PRC law; or (iv) if an event occurs that adversely affects the performance of either party of its respective obligations and upon written notice by the unaffected party.

        We received content from Phoenix TV in the amounts of RMB1.2 million, RMB1.5 million and RMB3.7 million in 2008, 2009 and 2010, respectively. We received benefit from advertising and promotion activities carried by Phoenix TV, and were allocated promotion expenses in the amounts of RMB3.7 million, RMB3.9 million and RMB7.2 million in 2008, 2009 and 2010, respectively. In addition, we received technical services, and got allocated corporate administrative expenses from Phoenix TV in the total amounts of RMB1.2 million, RMB2.0 million and RMB1.6 million in 2008, 2009 and 2010, respectively.

        We provided joint advertising campaign solutions together with Phoenix TV to Phoenix TV's advertisers for which Phoenix TV paid us RMB3.1 million, RMB3.8 million and RMB4.8 million in 2008, 2009 and 2010. In addition, we recognized service fees of RMB0.2 million, RMB0.3 million and RMB12.8 million from Phoenix TV in 2008, 2009 and 2010 for technical and marketing services we provided to Phoenix TV in connection with managing Phoenix TV's website.

Phoenix TV Trademark License Agreements

        Pursuant to the Phoenix TV Cooperation Agreement, Tianying Jiuzhou and Yifeng Lianhe each entered into a Trademark License Agreement with Phoenix Satellite Television Trademark Limited on November 24, 2009. Pursuant to the Trademark License Agreements, Phoenix Satellite Television Trademark Limited granted Tianying Jiuzhou and Yifeng Lianhe non-exclusive rights to use certain of its logos for the purpose of conducting Tianying Jiuzhou's and Yifeng Lianhe's respective businesses. Tianying Jiuzhou may sub-license such trademarks to China Mobile, pursuant to the China Mobile Cooperation Agreement, as described below. Tianying Jiuzhou is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$7,000, while Yifeng Lianhe is obligated to pay Phoenix Satellite Television Trademark Limited an annual license fee of US$3,000, under the respective Trademark License Agreement. Phoenix Satellite Television Trademark Limited may in its discretion waive such license fees. On April 14, 2011, Tianying Jiuzhou, Yifeng Lianhe and Phoenix Satellite Television Trademark Limited entered into an agreement to extend the terms of the Trademark License Agreements to March 2016. The Trademark License Agreements may be terminated early (i) by agreement of both parties in writing or (ii) by the non-breaching party in the event of a substantial breach by the other party of any covenant or a failure by such party to substantially perform any of its obligation and if the breach or failure, as applicable, is not rectified within ten days of receipt of written of written notice from the non-breaching party.

Loan from Phoenix TV

        As of December 31, 2008 and 2009 and 2010, respectively, we owed liabilities to Phoenix TV in the amounts of RMB34.4 million, RMB34.3 million and RMB33.1 million (US$5.0 million), relating to an interest-free loan of face value US$5 million which was provided to us by Phoenix TV on November 29, 2000 to fund the working capital of PHOENIXi Investment Limited and its subsidiaries.

Repayment of this loan is due upon demand from Phoenix TV. As of the date of this prospectus, the outstanding amount of this loan is RMB32.7 million.

Cooperation Agreement with China Mobile Communication Corporation

        China Mobile Communication Corporation, or China Mobile, is a shareholder of our parent company, Phoenix TV. As of March 31, 2011, China Mobile held 19.71% of the outstanding shares of Phoenix TV. In each of 2007, 2008 and 2009, Tianying Jiuzhou entered into a cooperation agreement with China Mobile Communication Corporation, together, the China Mobile Cooperation Agreements. Pursuant to the China Mobile Cooperation Agreements, Tianying Jiuzhou agreed to produce certain MMS content exclusively for China Mobile to be used in China Mobile's mobile newspaper service offerings, and China Mobile agreed to pay fees of RMB72.0 million, RMB66.0 million and RMB62.4 million for such content in the contracts covering the years from 2007 to 2010. Tianying Jiuzhou has also granted to China Mobile non-exclusive sub-licenses under the China Mobile Cooperation Agreements to use certain trademarks of Phoenix TV in China, and has agreed to co-host certain offline events with China Mobile free of charge. Each China Mobile Cooperation Agreement has a term of one year.

        We obtained revenues for our MIVAS and mobile video services from and through China Mobile of RMB164.6 million, RMB157.3 million and RMB281.6 million in 2008, 2009 and 2010, respectively, relating to mobile newspaper content provided to China Mobile and WVAS and other MIVAS as well as mobile video services provided through China Mobile's platform to mobile device users. We incurred revenue sharing and bandwidth costs in connection with the MIVAS and mobile video services provided through China Mobile's platform in the amounts of RMB25.7 million, RMB22.8 million and RMB34.8 million in 2008, 2009 and 2010, respectively.

        As of December 31, 2008, 2009 and 2010, we had account receivables from China Mobile in the amounts of RMB11.9 million, RMB8.7 million and RMB16.5 million, respectively.

        On February 14, 2011, Tianying Jiuzhou and China Mobile entered into a fourth cooperation agreement, providing for cooperation in 2011. This agreement has terms substantially similar to those of the previous China Mobile cooperation agreements, except that it has a term of one year, has a total contract price of RMB58.8 million and includes a provision that the parties shall jointly explore the mobile advertising business based on the "mobile newspaper" MMS products, subject to the parties entering into a supplemental agreement regarding their cooperative arrangement.

Private Placement

Series A Convertible Redeemable Preferred Shares

        On November 24, 2009, we issued an aggregate of 130,000,000 Series A convertible redeemable preferred shares for an aggregate purchase price of US$25,000,000, to a group of investors, including Morningside China TMT Fund I, L.P., or Morningside, Intel Capital Corporation, or Intel Capital, and Bertelsmann Asia Investments AG.

Shareholders' Agreement

        In connection with our Series A convertible redeemable preferred shares private placement in November 2009, we and our shareholders entered into a shareholders' agreement, Pursuant to this shareholders' agreement, and prior to the completion of this offering as long as Morningside and Intel Capital each own at least 3% of our outstanding ordinary shares on an as-converted basis, each of Morningside and Intel Capital are entitled to elect one director. Phoenix TV is entitled to elect four directors, two of whom shall be members of our senior management. In addition, Intel Capital has the right to elect one non-voting observer of the board. Neither Intel Capital nor Morningside have nominated any directors since they made their respective investments in us.

        The convertible redeemable preferred shareholders have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions. The preferred shareholders have a right of first refusal for any proposed share transfers by any of the transferring shareholders, subject to certain exceptions. In addition, under our currently effective amended and restated memorandum and articles of association, without the holders representing two-thirds or more of the outstanding Series A convertible redeemable preferred shares, our company shall not create or issue any new class or series of shares or debt having rights, preferences or privileges senior to or on parity with the existing preferred shares. Under the shareholders' agreement, our convertible redeemable preferred shareholders and the holders of ordinary shares converted from our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. For more information about these registration rights, see "Description of Share Capital—Registration Rights." Except for the registration rights, the shareholders' rights under the shareholders' agreement will terminate automatically upon the closing of this offering.

Note Receivable from PHOENIXi Investment Limited

        In 2008, 2009 and 2010, respectively, we had a note receivable from PHOENIXi Investment Limited, or PHOENIXi, in the amounts of RMB18.2 million, RMB18.2 million and RMB17.6 million. This note receivable represents a promissory note investment in PHOENIXi. In November 2000, Phoenix TV made a US$5 million interest-free, payable-in-demand loan to Phoenix Satellite Television Information Limited, and Phoenix Satellite Television Information Limited then advanced the US$5 million to PHOENIXi in the form of the promissory note. Phoenix TV initially advanced the US$5 million to Phoenix Satellite Television Information Limited for the purpose of funding the working capital of PHOENIXi and its subsidiaries to support business development in North America. We wrote off a portion of the value of this promissory note in October 2006 when PHOENIXi began the process of liquidation. As of December 31, 2010, RMB17.6 million of the note receivable was outstanding.

Other Transactions with Certain Directors and Affiliates

        See "Management—Compensation of Directors and Executive Officers".

Employment Agreements

        See "Management—Employment Agreements."

Share Incentive Plans

        See "Management—Share Incentive Plans."

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital consists of 870,000,000 ordinary shares, with a par value of US$0.01 each and 130,000,000 Series A convertible redeemable preferred shares, par value of US$0.01 each.

        Immediately prior to the completion of this offering, all of our outstanding convertible redeemable Series A preferred shares will be automatically converted into ordinary shares on a one-for-one basis. Immediately thereafter and prior to the completion of this offering, (i) all of our outstanding ordinary shares that are held by Phoenix TV (BVI) will be re-designated as Class B ordinary shares and (ii) all of our other outstanding ordinary shares, as well as our authorized but unissued ordinary shares will be re-designed as Class A ordinary shares. Our authorized share capital will then consist of 1,000,000,000 ordinary shares with a par value of US$0.01 each of which 680,000,000 will be designated as Class A ordinary shares with a par value of US$0.01 each and 320,000,000 will be designated as Class B ordinary shares with a par value of US$0.01 each.

        Our second amended and restated memorandum and articles of association, or memorandum and articles of association, will become effective upon the completion of this offering. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to our Class A ordinary shares and Class B ordinary shares. References therein to Delaware corporate law and the Delaware General Corporation Law are provided for comparison purposes only. We are not a Delaware corporation and such protections are not available to holders of our securities. The following discussion primarily concerns our Class A ordinary shares and Class B ordinary shares and the rights of holders of Class A ordinary shares and Class B ordinary shares. Holders of our ADSs will not be treated as our shareholders and their rights are subject to the deposit agreement. See "Description of the American Depositary Shares."

Ordinary Shares

General

        All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Class rights of Our Ordinary Shares

        Subject to the memorandum and articles of association and any resolution of the members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than as set out below.

        Conversion. Subject to the provisions of the memorandum and articles of association and to compliance with all fiscal and other laws and regulations applicable thereto, a holder of Class B ordinary shares shall have the right to convert all or any of its Class B ordinary shares into the appropriate number of Class A ordinary shares. At present the Class B ordinary shares convert on a 1 : 1 basis into Class A ordinary shares, subject to adjustment as described below.

        A holder of Class A ordinary shares shall have no rights on conversion in respect of each such Class A ordinary share.

        Adjustments of Conversion Rate and/or Conversion Price. The conversion rate shall from time to time be adjusted if and whenever a Class A ordinary share by reason of any consolidation or sub-division becomes of a different par value, in which case the conversion rate in force immediately prior thereto shall be adjusted by multiplying it by the revised par value and dividing the result by the former par value preceding the date on which the consolidation or sub-division becomes effective.

        Voting Rights. At all times each Class B ordinary share shall carry the right to 1.3 votes per Class B ordinary share at a meeting of the members.

        Transfers. The Class B ordinary shares may not be assigned or transferred in whole or in part, other than to an affiliate of the holder of such Class B ordinary shares, or an Exempted Transfer. Class B ordinary shares must be converted into Class A ordinary shares prior to any such assignment or transfer other than an Exempted Transfer.

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to the articles of association.

Voting Rights

        Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every holder of Class A ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, and on a poll every shareholder holding Class A ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid Class A ordinary share of which such shareholder is the holder.

        Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every holder of Class B ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation), by its duly authorized representative) shall have 1.3 votes on a show of hands, and on a poll every shareholder holding Class B ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation), by its duly authorized representative) shall have 1.3 votes for each fully paid Class B ordinary shares of which such shareholder is the holder.

        A quorum required for a meeting of shareholders consists of two shareholders entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative representing not less than one-third of nominal value of the total issued ordinary shares. An annual general meeting of our company shall be held in each year other than the year in which the memorandum and articles of association are adopted. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Only a majority of our board of directors may call extraordinary general meetings. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

        Subject to the restrictions of our articles of association, as applicable, including as set out above in respect of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  •
  the ordinary shares transferred are free of any lien in favor of us.

        If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the Designated Stock Exchange (as defined in the memorandum and articles of association), be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

        Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares

        All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be affected by the directors as provided in the articles of association without any vote or consent of the holders of ordinary shares.

General Meetings of Shareholders

        Shareholders' meetings may be convened by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders.

Inspection of Books and Records

        Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Issuance of Additional Preferred Shares

        Our articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our articles of association authorizes our board of directors to establish from time to time one or more classes or series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. The issuance of preferred shares may be used as an anti takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company

        We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue negotiable or bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

        The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

        A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the majority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Directors' Independence

        The Companies Law of the Cayman Islands does not require a majority of our directors to be independent. For as long as our Class A ordinary shares or ADSs are listed on the NYSE, our amended and restated articles of association require that the directors shall include such number of independent directors (as defined in the rules of NYSE or in Rule 10A-3 under the Exchange Act) as applicable law, rules or regulations or the rules of the NYSE require.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provides that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. However, this is expressly prohibited by our articles of association.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Neither Cayman Islands law nor our memorandum and articles of association allow our shareholders to requisition a meeting. As an exempted Cayman Islands company, we are not obliged to call shareholders' annual general meetings. However, our articles of association require us to call such meetings.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, members have no power to remove a director, either with or without cause.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution.

Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Ordinary Shares

        We were incorporated in the Cayman Islands on November 22, 2007. Upon incorporation, we issued one ordinary share with a par value of US$0.01 to Phoenix Satellite Television (B.V.I.) Holding Limited. In May 2008, Phoenix Satellite Television (B.V.I.) Holding Limited transferred the sole outstanding share of Phoenix Satellite Television Information Limited to us in exchange for 319,999,999 ordinary shares of our company.

        In March 2009, we issued 343,500 ordinary shares pursuant to the exercise of options for an aggregate consideration of approximately US$11,043. In May 2009, we issued 1,240,000 ordinary shares pursuant to the exercise of options for an aggregate consideration of approximately US$39,866. In

June 2009, we issued 33,750 ordinary shares pursuant to the exercise of options for an aggregate consideration of approximately US$1,085. In July 2009, we issued 184,375 ordinary shares pursuant to the exercise of options for an aggregate consideration of approximately US$5,928. In August 2009, we issued 47,937 ordinary shares pursuant to the exercise of options for an aggregate consideration of approximately US$1,541. In September 2009, we issued 473,375 ordinary shares pursuant to the exercise of options for an aggregate consideration of approximately US$15,219. In October 2009, we issued 22,500 ordinary shares pursuant to the exercise of options for an aggregate consideration of approximately US$723. In January 2011, we issued 41,151,800 ordinary shares pursuant to the exercise of options for an aggregate consideration of approximately US$1,323,030.

Preferred Shares

        In November 2009, we issued an aggregate of 130,000,000 Series A convertible redeemable preferred shares to Morningside China TMT Fund I, L.P., Intel Capital Corporation and Bertelsmann Asia Investments AG for an aggregate consideration of US$25,000,000.

Share Incentive Awards

        In July 2008, we issued 67,000,000 options to purchase ordinary shares at an exercise price of US$0.03215 per share. In November 2008, we issued 1,374,000 options to purchase ordinary shares at an exercise price of US$0.03215 per share. In July 2009, we issued 10,584,900 options to purchase ordinary shares at an exercise price of US$0.03215 per share. In September 2009, we issued 10,029,900 options to purchase ordinary shares at an exercise price of US$0.03215 per share. In January 2010, we issued 4,557,900 options to purchase ordinary shares at an exercise price of US$0.03215 per share. In July 2010, we issued 11,210,325 options to purchase ordinary shares for an exercise price of US$0.03215 per share.

        In March 2011, we issued 19,008,200 restricted shares and 10,050,958 restricted share units for no consideration.

        See "Management—Share Incentive Plans" for more information about the share incentive plans under which these share incentive awards were granted.

Registration Rights

        Pursuant to a shareholders agreement we entered into with beneficial owners of our ordinary shares and our Series A convertible redeemable preferred shareholders on November 24, 2009, we have granted certain registration rights to holders of our registrable securities, which are our all ordinary shares not previously sold to the public but issued or issuable to the investors in the private placement of our Series A convertible redeemable preferred shares, including ordinary shares issuable upon conversion or exercise of any of our Series A convertible redeemable preferred shares, subject to certain exceptions. Set forth below is a description of these registration rights.

Demand Registration Rights

        Anytime after six months following this offering, the holders of at least 25% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected three demand registrations and each of such registrations has been declared effective. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in its good faith judgment that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and we shall not file a registration statement with respect to a public offering of our securities during such deferral period.

Form F-3 Registration Rights

        When we are eligible for use of Form F-3, holders of at least 25% of registrable securities have the right to request that we file a registration statement on Form F-3 for a public offering of our registrable securities with the anticipated aggregate price to the public, net of selling expenses, being not less than US$1,000,000. We may defer filing of a registration statement on Form F-3 for up 60 days if our board of directors determine in its good faith judgment that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period and we shall not file a registration statement with respect to a public offering of our securities during such deferral period. We are not obligated to file a registration statement on Form F-3 if, among other things, doing so would require us to effect more than two registrations within any 12-month period.

Piggyback Registration Rights

        If we propose to file a registration statement for a public offering of our securities other than, among other things, relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain conditions.

Expenses of Registration

        We will pay all expenses incurred by us in complying with any demand, Form F-3 or piggyback registration. In addition, we will pay the expenses for one counsel for all selling shareholders in the registrations. We are not obligated to pay any underwriting discounts and selling commissions applicable to the sale of a holder's registrable securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of             Class A ordinary shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Holding the ADSs

How will you hold your ADSs?

        You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

  •
  Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held in a segregated account. It will not invest the foreign currency and it will not be liable for any interest.

  •
  Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

  •
  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

  •
  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

  If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

  U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

  •
  Other Distributions.  Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us in connection with this offering and except with respect to Phoenix TV (BVI), our existing shareholder and a wholly owned subsidiary of Phoenix TV, to the extent necessary to allow Phoenix TV to make available to its shareholders an "assured entitlement" to a certain number of our ADSs, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock-up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sale—Lock-up Agreements."

How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and upon timely notice from us, as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we have failed to timely provide the depositary with our notice of meeting and related voting materials, we inform the depositary that we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon more than 30 business days in advance of the meeting date.

Fees and Expenses

        As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex and fax transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

  •
  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

  •
  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

  •
  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or wilful misconduct;

  •
  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

  •
  are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

  •
  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

  •
  disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

  •
  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

  •
  disclaim any liability for any indirect, special, punitive or consequential damages.

        The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, assuming that the entire assured entitlement distribution is made in ADSs, we will have outstanding             ADSs representing approximately            % of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

        Our executive officers and directors, shareholders and major holders of share-based awards have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative for a period of 180 days after the date of this prospectus, except, with respect to Phoenix TV (BVI), our existing shareholder and a wholly owned subsidiary of Phoenix TV, to the extent necessary to allow Phoenix TV to make available to its shareholders an "assured entitlement" to a certain number of our ADSs, not to exceed ADSs, as required pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. See "Principal and Selling Shareholders—Assured Entitlement Distribution" for more information about Phoenix TV's assured entitlement distribution. In addition, we have instructed Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of Class A ordinary shares or issue any ADSs for a period of 180 days after the date of this prospectus (other than in connection with this offering and the distribution of "assured entitlement" ADSs to certain of Phoenix TV's shareholders), unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

        The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representative waive, in writing, such an extension.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately             shares immediately after this offering, or            if the underwriters exercise their option to purchase additional ADSs in full; and

  •
  the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon completion of this offering, holders of our preferred shares who will convert their preferred shares into ordinary shares effective upon the completion of this offering, will be entitled to request that we register their shares under the Securities Act, after six months following this offering. See "Description of Share Capital—Registration Rights."

TAXATION

        The following summary of material Cayman Islands, People's Republic of China and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands or People's Republic of China law, it is the opinion of Conyers, Dill and Pearman, our counsel as to matters of Cayman Islands law, and Zhong Lun Law Firm, our counsel as to matters of PRC law, respectively. To the extent that the discussion states legal conclusions under current United States federal income tax law as to the material United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares, and subject to the qualifications herein (including with respect to PFIC matters as described below), it is the opinion of Simpson, Thacher & Bartlett LLP, our counsel as to matters of United States federal income tax law.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or Class A ordinary shares except for stamp duties which may be applicable on instruments executed in, or after execution brought into the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        The EIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" of China. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

        Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC "resident enterprise," dividends we pay with respect to our Class A ordinary shares or ADSs, or the gain you may realize from the transfer of our Class A ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC tax. It is unclear whether, if we are considered a PRC "resident enterprise," holders of our Class A ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Material United States Federal Income Tax Consequences

        The following summary describes material United States federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ADSs or Class A ordinary shares or ADSs as capital assets (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code"). As used herein, the term "United States Holder" means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary does not purport to be a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, such as:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for United States federal income tax purposes; or

  •
  a person whose "functional currency" is not the United States dollar.

        The discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        This discussion does not consider the tax treatment of partnerships or other pass-through entities that hold our ADSs or Class A ordinary shares, or of persons who hold our ADSs or Class A ordinary shares through such entities. If a partnership holds ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

        This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws.

        If you are considering the purchase, ownership or disposition of our Class A ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

        Subject to the rules discussed under "—Passive Foreign Investment Company" below, the gross amount of distributions with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as dividend income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States Holders, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, but not our Class A ordinary shares, will, upon listing on the New York Stock Exchange, be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Class A ordinary shares that are represented by ADSs, but not on our Class A ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law (see discussion under "Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under "—Passive Foreign Investment Company") in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ADSs or Class A ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ADSs or Class A ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

        To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in our ADSs or Class A ordinary shares held by you, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a "passive foreign investment company," or PFIC, for the current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which involves extensive factual investigation and cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we will value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our ADSs may also result in our becoming a PFIC. Furthermore, in light of our significant cash balances (taking into account the proceeds from this offering) and the uncertainty as to the extent, if any, that our unbooked intangibles may be taken into account for the current taxable year, we may be classified as a PFIC for the current taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not, or will not become, classified as a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

        If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of our ADSs or Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for our ADSs or Class A ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under "—Taxation of Dividends") if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC.

        If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of our ADSs because they will be listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that our ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that it is intended that only our ADSs and not our Class A ordinary shares will be listed on the New York Stock Exchange. Consequently, if you are a holder of our Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are, or become, a PFIC.

        If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC, as ordinary income, the excess of the fair market value of our ADSs held by you at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a United States Holder may continue to be subject to the PFIC rules with respect to such United States Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

        For United States federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale or exchange of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for our ADSs or Class A ordinary shares and your tax basis in such ADSs or Class A ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

        Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual United States Holder may be required to submit to the Internal Revenue Service certain information reporting with respect to his or her beneficial ownership of our ADSs or Class A ordinary shares, unless such ADSs were held on his or her behalf by a United States financial institution. This new law also imposes penalties if an individual United States Holder is required to submit such information to the Internal Revenue Service and fails to do so.

        Moreover, information reporting will apply to dividends in respect to our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

        Backup withholding is not a tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service. You should consult your tax advisors regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Deutsche Bank Securities Inc. and Macquarie Capital (USA) Inc. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriters	Number of ADSs
Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.
Macquarie Capital (USA) Inc.
Cowen and Company, LLC
China International Capital Corporation Hong Kong Securities Limited

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the front cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$            per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional ADSs at the public offering price of US$            per ADS, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter's name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be US$            , the total underwriters' discounts and commissions would be US$            and the total proceeds to us (before expenses) would be US$            . We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

        The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

        These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$
Total by the selling shareholders	US$	US$

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

        The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$             million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, the New York Stock Exchage listing fee, and printing, legal, accounting and miscellaneous expenses.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised that Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer in the United States, Morgan Stanley & Co. Incorporated.

        We have applied for approval for listing the ADSs on the New York Stock Exchange under the symbol "FENG."

        We have agreed that, without the prior written consent of the representatives, subject to certain exceptions we will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

  •
  file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8);

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise, except, with respect to Phoenix TV (BVI), our existing shareholder and a wholly owned subsidiary of Phoenix TV, to the extent necessary to allow Phoenix TV to make available to its shareholders an "assured entitlement" to a certain number of our ADSs, not to exceed            ADSs, as required pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. See "Principal and Selling Shareholders—Assured Entitlement Distribution" for more information about Phoenix TV's assured entitlement distribution.

        Each of our directors, executive officers, existing shareholders and major holders of our share-based awards has agreed that, without the prior written consent of the representatives, such director, officer, or shareholder subject to certain exceptions will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

        The foregoing lock-up period will be extended under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the extension is waived in writing by the underwriters.

        In addition, we have instructed Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of Class A ordinary shares or issue any ADSs for a period of 180 days after the date of this prospectus (other than in connection with this offering and the distribution of "assured entitlement" ADSs to certain of Phoenix TV's shareholders), unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters.

        To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments that the underwriters may be required to make for these liabilities.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to          % of the ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. We have agreed to indemnify the underwriters for against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of directed shares.

        The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States. The address of Macquarie Capital (USA) Inc. is 125 West 55th Street, New York, New York 10019, United States.

Electronic Offer, Sale and Distribution of ADSs

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Electronic Offer, Sale and Distribution of ADSs

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may be facilitating internet distribution for this offering to certain of their internet subscription customers. An electronic prospectus may be available on the internet websites maintained by the underwriters. Other than the prospectus in electronic format, the information on the websites of the underwriters is not part of this prospectus.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

        Australia.    This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

        The ADSs are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

        This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

        Canada.    The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made, and only through a dealer duly registered under the applicable securities laws of that province or territory or in accordance with an exemption from the applicable registered dealer requirements.

        Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to the public in the Cayman Islands.

        European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer of the ADSs has not been made and will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except Relevant Member State at any time, to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to containing the prior consent of the underwriters for any such offer; or

  •
  in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of ADSs to the public" in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Israel.    In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

  •
  a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

  •
  a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

  •
  an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

  •
  a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

  •
  an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

  •
  a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

  •
  an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

  •
  an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

        Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

        Japan.    The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Hong Kong.    The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ADSs other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Singapore.    This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of our ADSs or caused our ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of our

ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Switzerland.    The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

        United Kingdom.    An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

        An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

        All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

        United Arab Emirates and Dubai International Financial Centre.    This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates (the "UAE"), the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the "DFSA"), a regulatory authority of the Dubai International Financial Centre (the "DIFC"). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

        The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

EXPENSES RELATING TO THIS OFFERING

        The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

SEC registration fee	US$
FINRA filing fee
New York Stock Exchange listing fee
Legal fees and expenses
Accounting fees and expenses
Printing fees
Other fees and expenses

Total	US$

        All amounts are estimated, except the SEC registration fee, the New York Stock Exchange listing fee and the FINRA filing fee.

LEGAL MATTERS

        The validity of the ADSs and certain other legal matters as to U. S. federal and New York law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. federal and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Fangda Partners. Simpson Thacher & Bartlett LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands' law and Zhong Lun Law Firm with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

        The financial statements as of December 31, 2008, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26/F Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, the People's Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. For the year ended December 31, 2011 and for subsequent years, our Form 20-F will be due four months following the end of the relevant fiscal year. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC is available over the Internet at the SEC's website at www.sec.gov and can be inspected and copied at the public reference facilities maintained by the SEC at 100 N. Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit www.sec.gov for further information on the operation of the public reference rooms.

Phoenix New Media Limited

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Phoenix New Media Limited:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income/(loss) and cash flows present fairly, in all material respects, the financial position of Phoenix New Media Limited (the "Company") and its subsidiaries at December 31, 2008, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People's Republic of China
March 14, 2011, except for Note 22, which is as of April 21, 2011

Phoenix New Media Limited

Consolidated Balance Sheets as of December 31, 2008, 2009 and 2010

	As of December 31,
	2008	2009	2010	2010	2010	2010
	RMB	RMB	RMB	US$ (Note 2d)	RMB (Pro-forma unaudited) (Note 21)	US$ (Pro-forma unaudited) (Note 21)
ASSETS
Current assets:
Cash and cash equivalents	67,999,125	223,085,854	287,173,450	43,511,129	287,173,450	43,511,129
Accounts receivable, net	21,891,735	35,317,961	77,043,456	11,673,251	77,043,456	11,673,251
Amounts due from related parties	11,882,428	8,696,193	16,486,813	2,498,002	16,486,813	2,498,002
Prepayment and other current assets	4,249,202	5,773,852	19,388,640	2,937,673	19,388,640	2,937,673
Deferred tax assets	254,560	2,184,995	612,700	92,833	612,700	92,833

Total current assets	106,277,050	275,058,855	400,705,059	60,712,888	400,705,059	60,712,888

Non current assets:
Property and equipment, net	15,924,714	15,534,760	24,110,820	3,653,155	24,110,820	3,653,155
Intangible assets, net	240,128	1,047,238	2,362,703	357,985	2,362,703	357,985
Deferred tax assets	1,915,337	—	—	—	—	—
Note receivable	18,182,419	18,196,459	17,600,222	2,666,700	17,600,222	2,666,700
Other non-current assets	1,667,967	4,464,503	2,483,351	376,265	2,483,351	376,265

Total non-current assets	37,930,565	39,242,960	46,557,096	7,054,105	46,557,096	7,054,105

Total assets	144,207,615	314,301,815	447,262,155	67,766,993	447,262,155	67,766,993

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	17,901,266	22,645,962	54,115,241	8,199,279	54,115,241	8,199,279
Amounts due to related parties	92,281,226	71,451,845	43,476,982	6,587,422	43,476,982	6,587,422
Advances from customers	1,715,990	4,938,771	7,781,026	1,178,943	7,781,026	1,178,943
Taxes payable	1,585,148	2,038,618	9,969,793	1,510,575	9,969,793	1,510,575
Salary and welfare payable	9,860,209	10,117,312	26,064,229	3,949,126	26,064,229	3,949,126
Accrued expenses and other current liabilities	3,472,721	4,165,432	7,148,029	1,083,034	7,148,029	1,083,034

Total current liabilities	126,816,560	115,357,940	148,555,300	22,508,379	148,555,300	22,508,379

Long-term liabilities	1,125,392	1,572,785	3,482,548	527,659	3,482,548	527,659

Total liabilities	127,941,952	116,930,725	152,037,848	23,036,038	152,037,848	23,036,038

Commitments and contingencies(Note 18)
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.01 par value, 130 million shares authorized and issued as of December 31, 2009 and 2010; aggregate liquidation value of RMB197 million and RMB246 million as of December 31, 2009 and 2010, respectively, and none outstanding on a pro-forma basis as of December 31, 2010)	—	183,773,845	390,182,505	59,118,561	—	—
Shareholders' equity/(deficit):
Ordinary shares (US$0.01 par value, 870 million shares authorized, 320,343,500, 322,345,437 and 363,497,237 shares issued and outstanding as at December 31, 2008, 2009 and 2010, respectively, and 173,497,237 Class A ordinary shares and 320,000,000 Class B ordinary shares outstanding on a pro-forma basis as of December 31, 2010)	22,262,844	22,399,604	25,140,051	3,809,099	33,720,051	5,109,099
Additional paid-in capital	10,871,695	7,617,603	—	—	381,602,505	57,818,561
Statutory reserves	4,401,294	6,316,951	10,314,489	1,562,801	10,314,489	1,562,801
Accumulated deficit	(24,569,498)	(26,198,288)	(129,411,324)	(19,607,776)	(129,411,324)	(19,607,776)
Accumulated other comprehensive income/(loss)	3,299,328	3,461,375	(1,001,414)	(151,730)	(1,001,414)	(151,730)

Total shareholders' equity/(deficit)	16,265,663	13,597,245	(94,958,198)	(14,387,606)	295,224,307	44,730,955

Total liabilities, mezzanine equity and shareholders' equity	144,207,615	314,301,815	447,262,155	67,766,993	447,262,155	67,766,993

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 2d)
Revenues(1):
Net advertising revenues	40,259,175	81,631,940	204,369,330	30,965,050
Paid service revenues	182,366,669	180,714,837	324,326,213	49,140,335

Total revenues	222,625,844	262,346,777	528,695,543	80,105,385
Cost of revenues(1)(2)	(163,501,745)	(170,062,026)	(299,422,702)	(45,367,076)

Gross profit	59,124,099	92,284,751	229,272,841	34,738,309
Operating expenses(1)(2):
Sales and marketing expenses	(33,854,646)	(46,363,741)	(76,151,842)	(11,538,157)
General and administrative expenses	(37,613,385)	(27,727,026)	(39,955,184)	(6,053,816)
Technology and product development expenses	(17,104,228)	(16,578,926)	(31,012,453)	(4,698,857)

Total operating expenses	(88,572,259)	(90,669,693)	(147,119,479)	(22,290,830)

(Loss)/Income from operations	(29,448,160)	1,615,058	82,153,362	12,447,479

Other (expenses)/income:
Interest income	1,049,473	495,578	581,942	88,173
Foreign currency exchange gain	511,875	21,977	312,678	47,375
Others, net	(414,875)	(185,781)	1,533,887	232,408

(Loss)/Income before tax	(28,301,687)	1,946,832	84,581,869	12,815,435

Income taxes benefit/(expenses)	149,070	(1,659,965)	(10,498,612)	(1,590,699)

Net (loss)/income attributable to Phoenix New Media Limited	(28,152,617)	286,867	74,083,257	11,224,736

Accretion to convertible redeemable preferred share redemption value	—	(14,128,918)	(206,408,660)	(31,274,039)
Income allocation to participating preferred shares	—	(286,867)	(33,092,592)	(5,014,029)
Amortization of beneficial conversion feature	—	(17,137,659)	—	—

Net loss attributable to ordinary shareholders	(28,152,617)	(31,266,577)	(165,417,995)	(25,063,332)

Net loss per ordinary share—Basic	(0.09)	(0.10)	(0.51)	(0.08)
Net loss per ordinary share—Diluted	(0.09)	(0.10)	(0.51)	(0.08)
Weighted average number of ordinary shares used in computing basic loss per share	320,013,175	321,387,913	327,045,493	327,045,493
Weighted average number of ordinary shares used in computing diluted loss per share	320,013,175	321,387,913	327,045,493	327,045,493

(1)
Revenues, cost of revenues and operating expenses include transactions with related parties as follows:

Net advertising revenues	3,134,483	3,845,356	4,823,959	730,903
Paid service revenues	164,641,721	157,276,329	294,027,450	44,549,614
Cost of revenues	(26,909,948)	(24,721,326)	(38,800,015)	(5,878,790)
Sales and marketing expenses	(3,722,236)	(3,920,369)	(7,181,070)	(1,088,041)
General and administrative expenses	(759,742)	(1,155,499)	(616,820)	(93,458)
Technology and product development expenses	(389,574)	(471,494)	(645,170)	(97,753)
(2)
Share-based compensation was allocated in cost of revenues and operating expenses as follows:

Cost of revenues	2,455,460	774,837	853,791	129,362
Sales and marketing expenses	6,539,136	2,903,762	4,664,446	706,734
General and administrative expenses	18,374,124	5,757,490	10,406,235	1,576,702
Technology and product development expenses	2,561,671	804,248	636,757	96,478

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited
Consolidated Statements of Shareholders' Equity/(Deficit) and Comprehensive Income/(Loss) for the
Years Ended December 31, 2008, 2009 and 2010

	Ordinary shares				Accumulated other comprehensive income	Retained earnings / (accumulated deficit)
			Additional paid-in capital	Statutory reserves			Total shareholders' equity/(deficit)
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	320,000,000	22,239,367	(20,072,685)	3,187,544	317,629	4,796,869	10,468,724
Expenses allocated from Phoenix TV Group	—	—	961,927	—	—	—	961,927
Share-based compensation	—	—	29,930,391	—	—	—	29,930,391
Exercise of share options	343,500	23,477	52,062	—	—	—	75,539
Appropriations to statutory reserves	—	—	—	1,213,750	—	(1,213,750)	—
Comprehensive loss:
Foreign currency translation adjustment, net of nil tax	—	—	—	—	2,981,699	—	2,981,699
Net loss	—	—	—	—	—	(28,152,617)	(28,152,617)

Total comprehensive loss							(25,170,918)

Balance as of December 31, 2008	320,343,500	22,262,844	10,871,695	4,401,294	3,299,328	(24,569,498)	16,265,663
Expenses incurred on behalf of Phoenix TV Group	—	—	(112,690)	—	—	—	(112,690)
Share-based compensation	—	—	10,240,337	—	—	—	10,240,337
Exercise of share options	2,001,937	136,760	747,179	—	—	—	883,939
Appropriation to statutory reserves	—	—	—	1,915,657	—	(1,915,657)	—
Beneficial conversion feature of Series A convertible preferred shares	—	—	17,137,659	—	—	—	17,137,659
Amortization of beneficial conversion feature	—	—	(17,137,659)	—	—	—	(17,137,659)
Accretion to series A convertible redeemable preferred shares redemption	—	—	(14,128,918)	—	—	—	(14,128,918)
Comprehensive income:
Foreign currency translation adjustment, net of nil tax	—	—	—	—	162,047	—	162,047
Net income	—	—	—	—	—	286,867	286,867

Total comprehensive income							448,914

Balance as of December 31, 2009	322,345,437	22,399,604	7,617,603	6,316,951	3,461,375	(26,198,288)	13,597,245
Share-based compensation	—	—	16,561,229	—	—	—	16,561,229
Exercise of share options	41,151,800	2,740,447	6,851,073	—	—	—	9,591,520
Shareholders' contribution	—	—	2,080,000	—	—	—	2,080,000
Appropriation to statutory reserves	—	—	—	3,997,538	—	(3,997,538)	—
Accretion to series A convertible redeemable preferred shares redemption	—	—	(33,109,905)	—	—	(173,298,755)	(206,408,660)
Comprehensive income:
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(4,462,789)	—	(4,462,789)
Net income	—	—	—	—	—	74,083,257	74,083,257

Total comprehensive income							69,620,468

Balance as of December 31, 2010	363,497,237	25,140,051	—	10,314,489	(1,001,414)	(129,411,324)	(94,958,198)

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010

	For the Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$ (Note 2d)
Cash flows from operating activities:
Net (loss)/income	(28,152,617)	286,867	74,083,257	11,224,736
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Share-based compensation cost	29,930,391	10,240,337	16,561,229	2,509,277
Allowance of provision for doubtful debts	1,573,243	247,641	1,048,822	158,912
Depreciation and amortization expenses	3,041,269	6,137,947	8,117,398	1,229,909
Deferred income tax	(1,274,462)	(15,098)	1,572,295	238,227
Loss on disposal of property and equipment	—	—	49,622	7,518
Expenses allocated from Phoenix TV Group	1,171,259	186,724	—	—
Foreign exchange gain	(511,875)	(21,977)	(312,678)	(47,375)
Changes in operating assets and liabilities:
Accounts receivable	(11,150,182)	(13,673,869)	(42,774,317)	(6,480,958)
Prepayment and other current assets	(3,292,754)	(1,081,030)	(12,563,663)	(1,903,585)
Amounts due from related parties	(7,321,432)	3,186,235	(7,790,620)	(1,180,397)
Note receivable	1,188,620	(14,040)	596,237	90,339
Other non-current assets	(1,667,967)	(2,796,536)	1,981,152	300,175
Accounts payable	6,579,817	4,744,696	31,469,279	4,768,073
Advance from customers	951,160	3,222,781	2,842,255	430,645
Salary and welfare payable	3,236,600	257,103	15,946,917	2,416,200
Taxes payable	(693,466)	453,470	7,931,175	1,201,693
Amounts due to related parties	16,282,484	(21,128,796)	(17,974,863)	(2,723,464)
Accrued expenses and other current liabilities	2,859,699	692,711	2,982,597	451,909
Long-term liabilities	1,125,392	447,393	1,909,763	289,358

Net cash provided by / (used in) operating activities	13,875,179	(8,627,441)	85,675,857	12,981,192

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(12,107,938)	(6,555,102)	(18,058,546)	(2,736,143)

Net cash used in investing activities	(12,107,938)	(6,555,102)	(18,058,546)	(2,736,143)

Cash flows from financing activities:
Proceeds from issuance of series A convertible redeemable preferred shares, net of issuance cost	—	169,644,927	—	—
Proceeds from the exercise of share options	75,539	440,319	9,997,437	1,514,763
Cash payment to VIEs' legal shareholders	—	—	(7,920,000)	(1,200,000)
Payment of initial public offering related expenses	—	—	(1,457,042)	(220,765)

Net cash provided by financing activities	75,539	170,085,246	620,395	93,998

Effect of exchange rate changes on cash and cash equivalents	3,493,575	184,026	(4,150,110)	(628,805)
Net increase in cash and cash equivalents	5,336,355	155,086,729	64,087,596	9,710,242
Cash and cash equivalents at the beginning of the period	62,662,770	67,999,125	223,085,854	33,800,887

Cash and cash equivalents at the end of the period	67,999,125	223,085,854	287,173,450	43,511,129

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	1,092,468	1,739,059	3,829,785	580,270

The accompanying notes are an integral part of these consolidated financial statements.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements

1. Organization and Principal Activities

        Phoenix New Media Limited ("PNM", or the "Company") was incorporated in the Cayman Islands on November 22, 2007 by Phoenix Satellite Television (B.V.I.) Holding Limited (the "Parent"), a subsidiary of Phoenix Satellite Television Holdings Ltd. (the "Phoenix TV"). Phoenix TV, its subsidiaries and variable interest entities ("VIEs") are collectively referred to as the Phoenix TV Group.

        As of December 31, 2010, the Company had five subsidiaries, two VIEs for which a subsidiary of the Company is the primary beneficiary, and one subsidiary of a VIE. The Company, its subsidiaries, VIEs and subsidiary of the VIE are hereinafter collectively referred to as the Group. The Group generates revenues from providing advertising services on the Phoenix websites and paid services, which include mobile Internet and value-add services ("MIVAS"), video value-added services ("video VAS") and Internet value-added services ("Internet VAS"). The VIEs, each of which is owned by two People's Republic of China ("PRC") citizens, hold the necessary licenses and approvals to operate Internet-related businesses in the PRC. In addition, the VIEs are in the process of applying for certain licenses for the operations of their businesses, including Internet audio-visual program transmission license and Internet news license.

        The details of the subsidiaries, VIEs and the subsidiary of one of the VIEs as of December 31, 2010 are set out below:

Name	Place of Incorporation	Date of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activity
Direct subsidiary:
Phoenix Satellite Television Information Limited	British Virgin Islands ("BVI")	September 1, 1999	100%	Investment holding
Indirect subsidiaries:
PHOENIXi Investment Limited ("PHOENIXi")*	BVI	October 28, 1999	94.3%	In liquidation
PHOENIXi INC*	the United States of America	June 3, 1999	94.3%	In liquidation
Guofeng On-line (Beijing) Information Technology Co., Ltd. ("Guofeng On-line")*	PRC	April 18, 2000	94.3%	In liquidation
Fenghuang On-line (Beijing) Information Technology Co., Ltd. ("Fenghuang On-line")	PRC	December 20, 2005	100%	Technical consulting
Variable interest entities ("VIEs")
Beijing Tianying Jiuzhou Network Technology Co., Ltd. ("Tianying Jiuzhou")	PRC	April 18, 2000	100%	Advertising, MIVAS and mobile video services
Yifeng Lianhe (Beijing) Technology Co., Ltd. ("Yifeng Lianhe")	PRC	June 16, 2006	100%	MIVAS and mobile video services
Direct subsidiary of Tianying Jiuzhou:
Beijing Tianying Chuangzhi Advertising Co., Ltd. ("Tianying Chuangzhi")	PRC	February 8, 2010	100%	Advertising

*
PHOENIXi and its subsidiaries, PHOENIXi INC and Guofeng On-line have been undergoing liquidation since October 2006. The Company deconsolidated PHOENIXi and its subsidiaries upon the commencement of the liquidation process. Refer to Note 17.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

1. Organization and Principal Activities (Continued)

        Prior to May 2008, the Group's business was operated by Phoenix Satellite Television Information Limited (the "BVI Company") and its subsidiaries, which were ultimately owned by Phoenix TV.

        In May 2008, the Group undertook a restructuring and reorganization (the "Reorganization"). The Company issued 319,999,999 ordinary shares to the Parent in exchange for all the shares of the BVI Company held by the Parent. As a result, the BVI Company became a wholly owned subsidiary of the Company, thereby, completing the Reorganization.

        In order to comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that operate Internet content and advertising businesses, for the periods presented prior to December 31, 2009, Fenghuang On-line has entered into technical service agreement ("Service Agreement") with Tianying Jiuzhou, the PRC legal entity that has the licenses to operate such businesses, and was effectively absorbing the majority of Tianying Jiuzhou's residual returns and expected losses. The paid-in capital of Yifeng Lianhe, which also has licenses to operate Internet content businesses in PRC, was loaned by Tianying Jiuzhou. Through the aforementioned activities, Tianying Jiuzhou and Yifeng Lianhe are considered VIEs in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP"). Fenghuang On-line, is entitled to substantially all the economic risks and rewards associated with Tianying Jiuzhou and Yifeng Lianhe, and is the primary beneficiary of these entities.

        On December 31, 2009, a series of agreements (the "Contractual Agreements") were entered into among Fenghuang On-line, Tianying Jiuzhou, Yifeng Lianhe and the VIEs' legal shareholders. Fenghuang On-line also repaid the paid-in-capital of Tianying Jiuzhou to its legal shareholders amounted to RMB7.9 million upon entering into the Contractual Agreements.

Voting Right Entrustment Agreements

        Pursuant to the voting right entrustment agreements among the VIEs, their legal shareholders and Fenghuang On-line, each legal shareholder of the VIEs has agreed to grant a person designated by Fenghuang On-line the right to exercise their rights as shareholders, including all voting rights, as well as rights to attend and propose the convening of shareholder meetings. Unless otherwise required by law, the voting right entrustment agreements will remain in effect indefinitely unless both parties agree to terminate the agreement in writing, or unless Fenghuang On-line decides in its discretion to terminate the relevant agreement.

Exclusive Equity Option Agreements

        Under the exclusive equity option agreement among the VIEs, their legal shareholders and Fenghuang On-line, the legal shareholders of the VIEs irrevocably granted Fenghuang On-line or its designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in the VIEs from the legal shareholders. The purchase price for the entire equity interest is to be calculated based on the paid-up amount of the relevant equity interest or the minimum price permitted by applicable PRC laws. The exclusive equity option agreement will remain in effect until all of the equity interests in the VIEs have been duly transferred to Fenghuang On-line or its designated representative.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

1. Organization and Principal Activities (Continued)

Loan Agreements

        Pursuant to the loan agreements among Fenghuang On-line and the VIEs' legal shareholders, Fenghuang On-line granted interest-free loans to the legal shareholders of the VIEs in the amount that is equal to their respective capital contribution in the VIEs. The loans can be repaid only with proceeds from the sale of all of the respective shareholder's equity interests in the applicable VIE to Fenghuang On-line or its designated representatives pursuant to the applicable exclusive equity option agreement. The term of each loan is ten years, and may be extended upon mutual agreement of the parties.

Equity Pledge Agreements

        Under the equity pledge agreement among the VIEs, their legal shareholders and Fenghuang On-line, the legal shareholders of the VIEs have pledged their respective equity interests in the VIEs to Fenghuang On-line to secure the performance of the obligations of the VIEs and their legal shareholders under the applicable exclusive technical licensing and services agreement, voting right entrustment agreement, exclusive equity option agreement and loan agreement. The equity pledge agreements will remain in effect until the secured obligations have been fully performed by the VIEs or released by Fenghuang On-line.

Exclusive Technical Licensing and Service Agreements

        Under the exclusive technical licensing and service agreements between Fenghuang On-line and each of the VIEs, Fenghuang On-line has the exclusive right to provide technical and consulting services to the VIEs, including developing and upgrading various software, developing system technology, maintaining operational hardware and providing various training and consulting services, among other services. The VIEs have agreed to pay a service fee to Fenghuang On-line equal to a certain percentage of their respective annual revenues plus a special service fee for certain services rendered by Fenghuang On-line at the request of the VIEs. The technical service agreements also transfer all of the economic benefit of intellectual property created by the affiliated consolidated entities to Fenghuang On-line. Each exclusive technical services agreement will remain in effect indefinitely and can be terminated only by Fenghuang On-line unless otherwise required by law.

        The Group has evaluated the relationship among the Company, Fenghuang On-line and the VIEs in accordance with US GAAP. Pursuant to the voting right entrustment agreements, the Company has obtained power, as granted to the legal shareholders by the applicable PRC law and under the articles of association of the VIEs, to direct all significant activities of the VIEs, which include but are not limited to budgeting, financing, and making other strategic and operational decisions, and will significantly impact the VIEs' economic performance. Pursuant to the exclusive technical licensing and service agreements and other agreements, the Company has the right to receive benefits of the VIEs in the form of technical service fees, which could potentially be significant to the VIEs' net income. In addition, the Company has right to receive all the residual assets of the VIEs through exercise of the exclusive equity option agreements. As a result, the Company, through Fenghuang On-line, is considered the primary beneficiary of the VIEs and therefore includes the VIEs' assets, liabilities and operating results in its consolidated financial statements.

        As of December 31, 2010, the total assets for the consolidated VIEs and their subsidiary were RMB207.4 million, mainly comprising cash and cash equivalents, accounts receivable and fixed assets. As of December 31, 2010, the total liabilities for the consolidated VIEs and their subsidiary were RMB181.4 million, mainly comprising accrued salary and benefits and taxes payable. These balances are

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

1. Organization and Principal Activities (Continued)

reflected in the Company's consolidated financial statements with intercompany transactions eliminated. With the Contractual Agreements with the VIEs, the Company has power to direct activities of the VIEs, and can freely have assets transferred out of the VIEs without any restrictions. Therefore the Company considers that there is no asset in the consolidated VIEs that can be used only to settle obligations of the VIE, except for the registered capital and PRC statutory reserves of the VIEs amounted to RMB23.1 million (US$3.5 million) as of December 31, 2010. As both the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIE, consisted of RMB177.9million (US$27.0 million) current liabilities and RMB3.5 million (US$0.5 million) long-term liabilities as of December 31, 2010.

        Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIEs. As the Company is conducting its Internet-related business mainly through the VIEs, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

        There is no VIE where the Company has variable interest but is not the primary beneficiary.

2. Principal Accounting Policies

(a)   Basis of presentation, principles of consolidation and cost allocations

        The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs for which Fenghuang On-line is the primary beneficiary, and the subsidiary of one of its VIEs prepared on a going concern basis. The consolidated financial statements do not include the financial statements of PHOENIXi and its subsidiaries on a consolidated basis as they are undergoing liquidation and the Company exercises no control or significant influence but rather account for them under the cost method and recognize any other than temporary impairment (see Note 17). All significant transactions and balances among the Company, its subsidiaries, VIEs and subsidiary of the VIE have been eliminated upon consolidation.

        The Reorganization as described in Note 1 has been accounted for on a carryover basis as a reorganization of businesses under common control in a manner similar to a pooling of interests.

        The Group's consolidated statement of operations include all the related costs of providing advertising services and paid services, including those costs incurred by Phoenix TV Group to produce its program contents, which are also used to support the Group's operations. Prior to year 2010, these content production costs are allocated to the Group based on relative revenues generated from these contents by the Group and by Phoenix TV Group.

        The Group's consolidated statement of operations also include an allocation of certain general corporate expenses from Phoenix TV Group, including allocation of advertising and promotion fees, technical services expenses, and corporate administrative expenses. These expenses are allocated to the Group using the following principles for the years before 2010.

  a)
  Advertising and promotion fees are allocated to the Group based on percentage of revenue of the Group to the total historical revenue of Phoenix TV Group.

  b)
  Technical service expenses relate to salaries, bonuses and other benefits of the technical support staffs which are allocated to the Group based on percentage of estimated time incurred for PNM

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

    business to total time incurred for Phoenix TV Group, and technical service fees paid to external parties by other entities of Phoenix TV Group on behalf of the Group.

  c)
  Corporate administrative expenses relate to salaries, bonuses and other benefits of the Phoenix TV's top management which are allocated to the Group based on percentage of estimated time incurred for PNM business to total time incurred for Phoenix TV Group, and other general corporate expenses paid to external parties by other entities of Phoenix TV Group on behalf of the Group.

        In November 2009, the Company entered into an agreement with Phoenix TV which stipulates the costs to be paid by the Group related to content and advertising and promotion costs (See Note 18(a)). The agreement is effective as of January 1, 2010. Accordingly, the related costs and expenses are allocated to the Group based on the agreement for the year ended December 31, 2010.

        Total expenses allocated from Phoenix TV Group are included in the Company's consolidated statement of operations as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of revenues	1,175,075	1,934,829	4,023,022
Sales and marketing expenses	3,722,236	3,920,369	7,181,070
General and administrative expenses	759,742	1,155,499	616,820
Technology and product development expenses	389,574	471,494	645,170

Total	6,046,627	7,482,191	12,466,082

        Management believes the bases and amounts of these allocations are reasonable.

        The Company settles certain of the allocated expenses by paying cash to Phoenix TV Group, specifically back office services, dataline usage, and other operating expenses. For the remainder of the allocated expenses which relate to content and advertising and promotion costs, the net amount between amounts Phoenix TV Group allocates and the amounts Phoenix TV Group directs the Group to pay on its behalf to suppliers as a capital contribution from Phoenix TV Group or a distribution of equity to Phoenix TV Group.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        Accounting Standards Codification ("ASC") 810 "Consolidation" provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support from other parties. Through the above contractual arrangements, Fenghuang On-line holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

(b)   Use of estimates

        The preparation of the Company's consolidated financial statements in conformity with the US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates. The Company believes that the allocation of content costs and other corporate expenses, the determination of estimated selling prices of multiple elements revenues contract, accounting for income taxes, allowances for doubtful debt, share-based compensation, consolidation, determination of the estimated useful lives of assets and foreign currency represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

(c)   Foreign currency translation

        The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the BVI and in the United States is United States dollar ("US$"), while the functional currency of the other entities in the Group is RMB. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the statement of shareholders' equity and comprehensive income.

        Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gain/loss, net in the consolidated statement of operations.

(d)   Convenience translation

        Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.60 on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e)   Fair value of financial instruments

        Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, salary and welfare payable, and accrued expenses. The carrying values of these financial instruments approximate their fair values due to their short-term maturities. On January 1, 2008, the Group adopted the US GAAP guidance on "Fair Value Measurements". Refer to Note 15 for details.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

(f)    Cash and cash equivalents

        Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

(g)   Accounts receivable, net

        The carrying value of accounts receivable is reduced by an allowance that reflects the Company's best estimate of the amounts that will not be collected. The Company makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Company. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be not recoverable.

(h)   Property and equipment

        Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Estimated useful lives
Computers and equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	5 years
Leasehold improvements (lesser of lease terms or the estimated useful lives of assets)	2-3 years

        Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

(i)    Intangible assets

        Intangible assets mainly consist of computer software purchased from unrelated third parties and an Internet domain name. Intangible assets are stated at cost less accumulated amortization, which is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for computer software, and 10 years for the Internet domain name.

(j)    Impairment of long-lived assets and intangible assets

        Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flows associated with the related assets. The Group recognizes impairment of long-lived assets and intangible assets in the event that the carrying value

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

of such assets exceeds the estimated future discounted cash flows attributable to such assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

(k)   Note receivable

        Note receivable represents a promissory note investment in PHOENIXi, a subsidiary which is undergoing liquidation process since October 2006. Refer to Note 17.

(l)    Revenue recognition

        Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

        In October 2009, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2009-13 Multiple Deliverable Revenue Arrangements to address the accounting for multiple-deliverable arrangements. ASU 2009-13 is effective prospectively in fiscal years beginning upon or after June 15, 2010, and early adoption is permitted. The Group has elected early adoption ASU 2009-13 through a retrospective application to all revenue arrangements for all periods presented of the financial statements.

(i) Advertising revenues

        Advertising revenues are derived principally from advertising arrangements where the advertisers pay to place their advertisements on the Group's website in different formats over a particular period of time. Such formats generally include but are not limited to banners, text-links, videos, logos, buttons, and rich media. Advertisements on the Group's website are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where collectability is reasonably assured, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

        The majority of the Group's advertising revenue arrangements involve multiple element deliverables, including placements of different advertisement formats on the Group's website over different periods of time. The Group breaks down the multiple element arrangements into single units of accounting when possible, and allocates total consideration to each single unit of accounting using the relative selling price method. The Group recognizes revenue on the elements delivered and defers the recognition of revenue for the fair value of the undelivered elements until the remaining obligations have been satisfied. Where all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight line basis over the contract period.

Agency service fees to third-party advertising agencies

        The Group provides cash incentives in the form of agency service fees to certain third-party advertising agencies based on sales performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25. The Group has estimated and recorded RMB2.9 million, RMB8.6 million and RMB26.9 million in agency service fees to third-party advertising agencies for the years ended December 31, 2008, 2009 and 2010, respectively.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

Barter transactions

        The Group enters into cross-promotional agreements, which represent advertising-for-advertising barter transactions, and follows ASC 605-20 Revenue recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue for such barter transactions since the fair value is not determinable for any of the periods presented.

(ii) Paid service revenues

        Paid service revenues are derived from MIVAS, video VAS and Internet VAS.

MIVAS

        MIVAS revenues are derived from providing mobile phone users with digital reading services, mobile game services and wireless value-added services ("WVAS"). WVAS include short messaging services ("SMS"), multi-media messaging services ("MMS"), music services such as ring-back tone ("RBT"), interactive voice response ("IVR") and wireless application protocol ("WAP") services. Revenues from MIVAS are charged on a monthly or per-usage basis. Such revenues are recognized in the period in which the service is performed, provided that no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

        The Company contracts with China Mobile Communication Corporation and its subsidiaries ("CMCC"), and to a lesser degree, other mobile operators, for billing, collection and transmission services related to the MIVAS offered to its users. The determination of whether to record these revenues using the gross or net method is based on an assessment of various factors;the primary factors are whether the Company is acting as the principal in offering services to the customer or as an agent in the transaction, and the specific requirement of each contract.

        For mobile game services and most of WVAS, the Company designs and develops the services offered, has reasonable latitude to establish price, and is responsible to provide desired services to the customers. The Company is thus considered the primary obligor in these transactions, and revenues from these services are recorded on a gross basis. Revenues from digital reading services and music services are recorded on a net basis as the Company is acting as an agent of operators in these transactions.

        Due to the time lag between when the services are rendered and when the operator billing statements are received, most MIVAS revenues are estimated based on the Company's internal billing records and transmissions for the month, adjusting for prior periods' confirmation rates with operators and prior periods' discrepancies between internally estimated revenues and actual revenues confirmed by operators, There was no significant difference between the Company's estimates and the operators' billing statements for all the periods presented.

        The Company also contracts with CMCC to provide news contents and other services to support CMCC's own mobile newspaper products. A fixed fee is charged for the contract period, and is recognized as revenue using straight-line method.

Video VAS

        The Company provides video programming such as documentaries, news clips and features edited and produced by us to the customers through its online subscription and pay-per-view video services and

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

mobile subscription and pay-per-view video services. Such revenues are recognized in the period in which the service is performed, provided no significant obligation remains, collection of the receivables is reasonably assured and the amounts can be accurately estimated.

        The Company contracts with CMCC and other mobile operators for billing, collection and transmission services related to the mobile video services. Revenues from mobile video services are recorded on a net basis as the operators are considered primary obligor in the transaction.

        The Group also generates revenues from video content sales agreements for television programming produced by Phoenix TV Group. The video content sales agreements the Group enters into involve the transfer of non-exclusive broadcasting rights to other third party websites or other Internet and mobile media companies for a definitive license period. In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes revenues in respect of its video content sales arrangements when the following criteria are met: persuasive evidence of a video content sales arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exhibition, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. Pursuant to the Phoenix TV Cooperation Agreement, the Group pays Phoenix TV 50% of the revenues the Group earns from sales of Phoenix TV's video content, which is recorded in cost of revenues.

Internet VAS

        Internet VAS mainly consisted of online promotion solutions, including Internet advertising campaigns, Internet website design and development for special marketing events raised by the customers, and other Internet VAS. Such revenues are recognized ratably over the period during which the required services were provided and when all revenue recognition criteria were met.

(m)  Cost of revenues

        Our cost of revenues consists primarily of i) revenue sharing fees paid to or retained by mobile telecommunications operators, ii) content and operational costs, including salary expenses associated with content production and advertisement sales support, content procurement costs to third party professional media companies and to Phoenix TV, administrative costs related to in-house content production, rental, depreciation and other operating costs, iii) bandwidth costs, and iv) business taxes and related surcharges.

        In China, business taxes are imposed by the government on the revenues reported by the selling entities for the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The business tax rate varies depending on the nature of the revenues. The Group is also subject to cultural development fee on the provision of advertising services in China. As a result of the Group's current structure in the PRC, the Group's revenues are subject to business tax and surcharge more than once. The VIEs' advertising revenues earned from external customers are subject to business taxes, surcharges and cultural development fees of 8.5%. The VIEs' paid service revenues earned from external customers are subject to business taxes and surcharges of 3.3% to 5.5%. Additionally, the technical service fees paid by the VIEs to Fenghuang On-line pursuant to the Contractual Agreements are subject to business taxes and surcharges of 5% to 5.5%.

        The Company includes the business tax and surcharges incurred in cost of revenues. The business tax and surcharges in cost of revenues for the years ended December 31, 2008, 2009 and 2010 were RMB7.8 million, RMB13.8 million and RMB28.3 million, respectively.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

(n)   Sales and marketing expenses

        Sales and marketing expenses comprise primarily of the sales and marketing personnel-related expenses and advertising and promotion expenses.

        The Group expenses advertising costs as incurred. Total advertising expenses were RMB1.8 million, RMB5.9 million and RMB10.6 million for the years ended December 31, 2008, 2009 and 2010, respectively.

(o)   Technology and product development expenses

        Technology and product development expenses mainly consist of: i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group's websites and expenses associated with new technology and product development and enhancement; and ii) rental and depreciation of office building and servers. The Group expenses technology and product development expenses as incurred for all the periods presented.

(p)   Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term. The Group normalizes rent expense on operating leases that involve rent concessions.

(q)   Share-based compensation

        The Company measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Company recognizes the share-based compensation costs, net of forfeitures, on a graded-vesting basis over the vesting term of the award.

        The Company adopts the Black-Scholes option pricing model to determine the fair value of share options and account for share-based compensation cost using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. See Note 14 for further information regarding share-based compensation assumptions and expenses.

(r)   Income taxes

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

Uncertain tax positions

        The Group adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of the guidance. The Group did not have any interest and penalties associated with tax positions as of December 31, 2008, 2009 and 2010. See Note 11 for details of the Group's tax positions.

(s)   Employee social security and welfare benefits

        Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group's obligations are limited to the amounts contributed. Employee social benefits included as expenses in the accompanying statements of operations amounted to RMB7.3 million, RMB11.9 million and RMB17.9 million, for the years ended December 31, 2008, 2009 and 2010, respectively.

(t)    Statutory reserves

        Fenghuang On-line, Tianying Jiuzhou, Tianying Chuangzhi and Yifeng Lianhe are required to make appropriations to certain non-distributable reserve funds.

        In accordance with the laws applicable to China's Foreign Investment Enterprises, Fenghuang On-line has to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People's Republic of China ("PRC GAAP")) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies' discretion.

        In accordance with China's Company Laws, Tianying Jiuzhou, Tianying Chuangzhi and Yifeng Lianhe must make appropriations from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is at the discretion of the respective company.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

        The Group has made appropriations of RMB1.2 million, RMB1.9 million and RMB4.0 million to its statutory reserves for the years ended December 31, 2008, 2009 and 2010, respectively.

(u)   Related parties

        Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(v)   Dividends

        Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2008 and 2009 and 2010, respectively. The Group does not have any present plan to pay dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and future earnings to operate and expand its business.

(w)  Loss per share

        Basic loss per share is computed by dividing net income attributable to ordinary shareholders, considering the accretion of redemption feature and amortization of beneficial conversion feature related to its convertible redeemable preferred shares (see Note 12), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted loss per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Series A Preferred Shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(x)   Comprehensive income

        Comprehensive income is defined as the change in equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of shareholders' equity and comprehensive income. Accumulated other comprehensive income of the Group includes the foreign currency translation adjustments.

(y)   Segment reporting

        Based on the criteria established by ASC 280 "Segment Reporting", the Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group's

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(z)   Recently issued accounting pronouncements

        In December 2007, the FASB issued revised guidance on accounting for business combinations and non-controlling interests. The guidance changes the accounting for and reporting of business combination transactions and non-controlling interests in consolidated financial statements. It requires changes in classification and presentation of minority interests in the consolidated balance sheets, statements of income, and statements of stockholders equity. The revised guidance was effective for our company beginning on January 1, 2009. The adoption of the guidance did not have a material impact on our consolidated financial statements.

        In March 2008, the FASB issued revised guidance to expand disclosure requirements for derivative instruments and hedging activities. The guidance provides greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, the guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The guidance was effective to us beginning on January 1, 2009 and did not have a material impact on our consolidated financial statements.

        In April 2009, the FASB issued guidance on recognition and presentation of other-than-temporary impairments. This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective no later than periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        In May 2009, the FASB issued guidance on subsequent events that establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have any material impact on our consolidated financial statements.

        In June 2009, FASB issued ASC 105 which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective for the reporting period ending on September 30, 2009. The adoption of ASC 105 did not have any impact on our consolidated results of operations and financial condition.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

        In June 2009, the FASB issued authoritative guidance to eliminate the exception to consolidate a qualifying special-purpose entity, change the approach to determining the primary beneficiary of a variable interest entity and require companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The adoption of this guidance did not have material impact on our consolidated financial statements.

        In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, especially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor specific objective evidence ("VSOE") and third-party evidence ("TPE") for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. We have early adopted this guidance through a retrospective application to all revenue arrangements for all periods presented in the financial statements.

        In December 2009, the FASB issued Consolidations—Improvements to Financial Reporting by Enterprises Involved with VIEs. The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The new requirements were effective on January 1, 2010. The Company has adopted the new guidance in the first quarter of 2010 and the adoption did not have a material impact on the Company's consolidated financial statements.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

2. Principal Accounting Policies (Continued)

        In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Company's consolidated results of operations or financial condition.

        Accounting Standard Update, or ASU 2010-13, issued in April 2010, provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. Its adoption is not expected to have a material impact on the Company's consolidated results of operations or financial condition.

        ASU 2010-20, issued in July 2010, enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. The amendment requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, it requires disclosure of credit quality indicators, past due information, and modifications of its financing receivables. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. For non-public entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. Since the Company does not have financial receivable as defined in the standard, its adoption is not expected to have a material impact on the Company's consolidated results of operations or financial condition.

3. Certain Risks and Concentration

(a)   Major customers

        The Group depends on CMCC, which is also a related party as a result of being a shareholder of Phoenix TV, for a significant portion of the business. CMCC is a major mobile network operator in China. It provides billing, collection and transmission services related to the paid services offered by most of the wireless service and content providers in China. The revenues generated and through and from CMCC for the years ended December 31, 2008, 2009 and 2010 were RMB164.6 million, RMB157.3 million and RMB281.6 million, respectively, which accounted for 74.0%, 59.9%, and 53.3% of respective periods' total revenues.

        The accounts receivable from CMCC as of December 31, 2008, 2009 and 2010 were RMB11.9 million, RMB8.7 million and RMB16.5 million, respectively, which is included on the balance sheet as "Amounts

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

3. Certain Risks and Concentration (Continued)

due from related parties". Except for CMCC, there is no other customer with revenues or receivables over 10% of total revenues or total accounts receivable, respectively.

(b)   Credit risk

        The Group's credit risk arises from cash and cash equivalents, as well as credit exposures to receivables due from its customers, related parties and other parties, and note receivable due from PHOENIXi.

        The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIEs and the subsidiary of one of the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

        The Group has no significant concentrations of credit risk with respect to its customers, except for the account receivable from CMCC as discussed above. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions.

        The Group has a note receivable due from PHOENIXi which is undergoing liquidation process. The Group assesses impairment of the note receivable, taking into consideration the credit risk, and believes that the carrying value of the note approximates the realizable value upon the completion of PHOENIXi's liquidation process.

(c)   Foreign currency risk

        The Group's operating transactions and its assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

(d)   PRC Regulations

        The Chinese market in which the Group operates exposes the Company to certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to provide online advertising, mobile and Internet related services through contractual arrangements in the PRC since these industries remains highly regulated. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, the status of properties leased for our operations and the Group's legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company's ability to conduct business in the PRC. The PRC government may also require us to restructure our operations entirely if it finds that our contractual arrangements do not comply with applicable laws and regulations. It is unclear how a restructuring could impact the Group's business and operating results, as the PRC government has not yet found any such contractual arrangements to be in noncompliance. However, any such restructuring may cause significant disruption to the Group's business operations.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

4. Accounts Receivable, Net

        The Company closely monitors the collection of its accounts receivable and records a reserve for doubtful accounts against accounts receivable balance and for specifically identified amounts that it believes are not recoverable. If the economic situation and the financial condition of a customer deteriorates which results in an impairment of its ability to make payments, additional allowances might be required. Receivable balances are written off against the reserve when they are determined to be uncollectible. The following table sets out the balance of accounts receivable as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Accounts receivable, gross	23,927,595	36,716,462	79,490,779
Allowance for doubtful accounts receivable	(2,035,860)	(1,398,501)	(2,447,323)

Accounts receivable, net	21,891,735	35,317,961	77,043,456

        The following table presents movement of the allowance for doubtful accounts receivable:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Balance at the beginning of the period	462,617	2,035,860	1,398,501
Additions charged to bad debt expenses	1,573,243	247,641	1,048,822
Write-off of bad debt provision	—	(885,000)	—

Balance at the end of the period	2,035,860	1,398,501	2,447,323

5. Prepayment and Other Current Assets

        The following is a summary of prepayments and other current assets:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Prepaid rental	136,235	253,724	3,405,307
Prepayment to suppliers and other business related expenses	2,584,945	3,317,024	14,442,415
Prepaid income tax	991,884	1,500,933	—
Others	536,138	702,171	1,540,918

Total	4,249,202	5,773,852	19,388,640

        Prepayment to suppliers and other business related expenses mainly consist of the Company's prepaid content licenses fee to third-party content suppliers for the rights to access and present on the Company's website the contents produced by these suppliers during a certain period. These content licenses generally have a licensing period of two to three years, and are amortized over the license period on a straight-line basis. The portion of the prepaid content license cost that relates a license period that is more than 12 months from the balance sheet dates are classifies as non-current asset.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

6. Property and Equipment, Net

        The following is a summary of property and equipment:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Computers and equipment	12,508,554	16,067,176	27,316,648
Furniture and fixtures	921,741	1,419,315	2,800,502
Motor vehicles	1,655,346	1,655,346	1,655,346
Leasehold improvements	6,453,217	7,858,623	11,359,400

Total	21,538,858	27,000,460	43,131,896

Less: Accumulated depreciation	(5,614,144)	(11,465,700)	(19,021,076)

Net book value	15,924,714	15,534,760	24,110,820

        Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were RMB2.9 million, RMB5.9 million and RMB7.6 million, respectively.

7. Intangible Assets, Net

        The following table summarizes the Group's intangible assets, net:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Software	479,145	1,402,195	3,211,661
Domain name	—	54,000	54,000

Total	479,145	1,456,195	3,265,661
Less: Accumulated amortization	(239,017)	(408,957)	(902,958)

Net book value	240,128	1,047,238	2,362,703

        Amortization expenses for the years ended December 31, 2008, 2009 and 2010 were RMB0.1 million, RMB0.2 million and RMB0.5 million, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expenses for each of the following five years are as follows: 2011: RMB0.6 million, 2012: RMB0.6 million, 2013: RMB0.5 million, 2014: RMB0.5 million, 2015: RMB0.2 million.

8. Other Non-Current Assets

        The following is a summary of other non-current assets:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Rental deposits	1,564,842	1,566,242	1,440,643
Non-current portion of prepayment to suppliers and other business related expenses	103,125	2,898,261	1,042,708

Total	1,667,967	4,464,503	2,483,351

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

9. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities comprise of:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Deposit from advertising agencies	130,000	265,000	3,790,000
Accrued professional fees	241,333	1,009,195	751,270
General operating expenses payables	767,635	2,377,331	1,412,877
Accrued rental	2,071,862	509,104	1,057,254
Others	261,891	4,802	136,628

Total	3,472,721	4,165,432	7,148,029

10. Cost of Revenues

        The cost of revenues is as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Revenue sharing fees	106,639,801	75,495,739	151,731,877
Content and operational costs	34,865,100	61,815,094	99,837,776
Bandwidth costs	14,243,430	18,903,673	19,551,936
Business tax and surcharges	7,753,414	13,847,520	28,301,113

Total	163,501,745	170,062,026	299,422,702

11. Income Taxes

        The provisions for income taxes are summarized as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current income tax expenses	1,125,392	1,675,064	8,926,317
Deferred tax (benefit)/expenses	(1,274,462)	(15,099)	1,572,295

Income tax (benefit)/expenses	(149,070)	1,659,965	10,498,612

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

        The components of profit/loss before income taxes for PRC and non-PRC operations are as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Profit arising from PRC operations	2,876,542	13,689,498	102,658,375
Loss arising from non-PRC operations	(31,178,229)	(11,742,666)	(18,076,506)

(Loss)/Profit before taxes	(28,301,687)	1,946,832	84,581,869

Income tax (benefit)/expenses relating to PRC operations	(149,070)	1,659,965	10,498,612
Income tax benefit relating to non-PRC operations	—	—	—

Income tax (benefit)/expenses	(149,070)	1,659,965	10,498,612

Effective tax rate for PRC operations	(5.2)%	12.1%	10.2%

Cayman Islands ("Cayman")

        Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands ("BVI")

        The Company is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

PRC

        Prior to January 1, 2008, companies established in China were generally subject to a state and local corporate income tax, or EIT, at statutory rates of 30% and 3% respectively. Pursuant to the income tax Laws and rules then effective, an enterprise qualified as a "New Technology Enterprise" was entitled to a preferential EIT rate of 15% and was further entitled to a three-year EIT exemption for the first three years from the date of incorporation, and a 50% reduction of its applicable EIT rates for the succeeding three years. In addition, an enterprise qualified as a "High and New Technology Enterprise" ("HNTE") was entitled to a preferential EIT rate of 15%. Fenghuang On-line was qualified as New Technology Enterprise and Tianying Jiuzhou was qualified as HNTE under the then effective income tax Laws and rules.

        On March 16, 2007, the National People's Congress of PRC enacted a new Corporate Income Tax Law ("EIT Law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to EIT at a uniform rate of 25%. There will be a five-year transition period for FIEs, during which FIEs are allowed to continue to enjoy their existing preferential tax treatments. Preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "Software Enterprises" and/or HNTE, irrespective of whether they are FIEs or domestic companies. The EIT Law became effective on January 1, 2008.

        Under the EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them (i) in the case of preferential tax rates, for a period of

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

five years from January 1, 2008, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

        Under the previous income tax Laws and rules prior to January 1, 2008, Fenghuang On-line has been qualified as "New Technology Enterprise", and could enjoy a favorable tax rate of 15% and were exempted from income tax for three years beginning with their first year of operations, and were entitled to a 50% tax reduction to 7.5% for the subsequent three years and 15% thereafter. In addition, the EIT Law provides grandfather treatment for enterprises which were qualified as "New Technology Enterprises" under the previous income tax Laws and were established before March 16, 2007, if they continue to meet the criteria for New Technology Enterprises after January 1, 2008. The grandfather provision allows these enterprises continue to enjoy their unexpired tax holiday provided by the previous income tax Laws and rules. Fenghuang On-line continued to meet the criteria for New Technology Enterprises from 2008 to 2010 under the EIT Law, and it can continue to enjoy its unexpired tax holidays. Therefore, Fenghuang On-line was entitled to tax exemption from 2006 to 2008 and a 50% reduction of its applicable EIT rate to 7.5% from 2009 to 2010. If Fenghuang On-line will continue to be qualified as New Technology Enterprise in 2011, it will continue to be entitled to a 50% reduction of its applicable EIT rate to 7.5% in 2011.

        In April 2010, the State Administration of Tax ("SAT") issued Circular 157, which seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to New Technology Enterprise status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears on its face to have the effect that such an entity is entitled to pay tax at either 15% or 50% of the applicable PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

        However, to date, the Beijing local-level tax bureau has not implemented Circular 157 and is holding the view that the relevant provisions might not apply to New Technology Enterprises in Science & Technology Park of Haidian District, where Fenghuang On-line is located. Therefore Fenghuang On-line has kept its current practice unchanged. We expect more guidance to be issued in the future. Upon the issuance of such guidance, Fenghuang On-line's effective tax rate might increase. For example, if Circular 157 were implemented with a retroactive effect, we would be liable to pay an additional RMB2.1 million in taxes.

        Tianying Jiuzhou has been qualified as HNTE under the EIT Law from 2008 to 2010. Therefore, Tianying Jiuzhou was entitled to the preferential tax rate of 15% from 2008 to 2010 and will continue to enjoy this preferential tax rate, provided that it continues to be qualified as HNTE during such period.

        Yifeng Lianhe and Tianying Chuangzhi are subject to a 25% EIT rate for all the periods presented.

        The EIT Law also provides that an enterprise established under the Laws of foreign countries or regions but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

purposes. However, due to limited guidance and implementation history the EIT Law, should PNM be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

Withholding tax on undistributed dividends

        EIT Law imposes a withholding tax for any dividends to be distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. All FIEs are subject to the withholding tax from January 1, 2008.

        Under US GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

        The current policy approved by the Company's Board of Directors allows the Company to distribute PRC earnings offshore only if the Company does not have to pay dividend tax. Such policy may require the Company to reinvest all earnings made since 2008 onshore indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2009, the Company did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest its earnings to incorporate new PRC entities in China, and its FIEs do not intend to declare dividends to their immediate foreign holding companies.

Reconciliation of the differences between statutory tax rate and the effective tax rate

        Reconciliation of the difference between PRC statutory income tax rate and the Group's effective income tax rate for PRC operations for the years ended December 31, 2008, 2009 and 2010 is as follows:

	For the Year Ended December 31,
	2008	2009	2010
Statutory income tax rate	25.0%	25.0%	25.0%
Permanent differences	4.9%	(8.5)%	(2.2)%
Change in valuation allowance	20.3%	12.8%	(0.5)%
Effect due to tax holiday	(128.6)%	0.0%	0.0%
Effect of preferential tax benefits	33.6%	(20.8)%	(14.1)%
Uncertain tax positions	39.1%	3.3%	1.9%
Others	0.5%	0.3%	0.1%

Effective income tax rate	(5.2)%	12.1%	10.2%

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

        The combined effects of the income tax expense exemption and reduction available to us are as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Tax holiday effect	3,700,530	—	—
Preferential tax rate effect	(966,871)	2,853,679	14,429,939
Basic EPS	0.01	0.01	0.04

Deferred tax assets and liabilities

        The tax effects of temporary differences that give rise to the deferred tax assets balances at December 31, 2008, 2009 and 2010 are as follows:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current
Deferred tax assets:
Allowance for doubtful accounts receivables	233,004	269,658	612,700
Net operating loss carry forwards	21,556	1,915,337	—

Total current deferred tax assets, net	254,560	2,184,995	612,700

Non-current
Deferred tax assets:
Net operating loss carry forwards	2,497,873	2,330,300	1,856,246
Less: valuation allowance	(582,536)	(2,330,300)	(1,856,246)

Total non-current deferred tax assets, net	1,915,337	—	—

Total deferred tax assets, net	2,169,897	2,184,995	612,700

        As of December 31, 2010, the Company had net operating loss carry forwards of approximately RMB7.4 million, which can be carried forward to offset future taxable income. RMB3.9 million and RMB3.5 million of the net operating tax loss carry forwards will begin to expire through 2014 and 2015, respectively, if not utilized.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

Movement of valuation allowance

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Balance at beginning of the period	—	582,536	2,330,300
Current period addition	582,536	1,747,764	862,985
Current period reversal	—	—	(1,337,039)

Balance at the end of the period	582,536	2,330,300	1,856,246

        Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and carry forwards. Valuation allowance was provided for tax losses carry-forward because it was more likely than not that such deferred tax assets will not be realized based on the Group's estimate of its future taxable income during the years ended December 31, 2008, 2009 and 2010, respectively.

Uncertain tax positions

        As of January 1, 2007 when the guidance on accounting for uncertainty in income taxes was adopted, the Group did not have any unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recorded.

        A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions is as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of the period	—	1,125,392	1,572,785
Increase related to current tax positions	1,125,392	447,393	1,909,763

Unrecognized tax benefits, end of the period	1,125,392	1,572,785	3,482,548

        The Group did not accrue any potential penalties and interest related to these unrecognized tax benefits for all periods presented on the basis that the likelihood of penalties and interest being charged is not considered to be high.

        The amounts of unrecognized tax benefits listed above are based on the recognition and measurement criteria of ASC 740. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs. The Group does not expect changes in unrecognized tax benefits recognized as of December 31, 2010 to be material in the next twelve months.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

11. Income Taxes (Continued)

        In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities' tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities' tax years from 2006 to 2010 remain subject to examination by the tax authorities. There are no ongoing examinations by tax authorities as of December 31, 2010.

12. Series A Convertible Redeemable Preferred Share

        In November 2009, the Company issued 130,000,000 Series A convertible redeemable preferred shares ("Series A Preferred Shares") for an aggregate purchase price of US$25,000,000 (RMB170,682,500) or US$0.1923 per Series A Preferred Share, including issuance cost of US$151,974 (RMB1,037,573).

        The Company has determined that the Series A Preferred Shares should not be classified as liabilities since the Series A Preferred Shares are contingently redeemable and that conversion and redemption features embedded in Series A Preferred Shares are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. The Company assessed the beneficial conversion feature attributable to the Series A Preferred Shares in accordance with ASC 470-20 and determined that there was a beneficial conversion feature with an amount of US$2,510,166 (RMB17,137,659) which was bifurcated from the carrying value of Series A Preferred Shares as a contribution to additional paid-in capital upon issuance of Series A Preferred Shares. The discount resulting from the recognition of the beneficial conversion feature is amortized immediately as a deemed dividend to preferred shareholders and charged against additional paid-in capital in the absence of retained earnings.

        As of December 31, 2010, the Series A Preferred Shares are comprised of the following:

Series	Issuance Date	Shares Issued and Outstanding	Issue Price Per Share	Proceeds from Issuance, Net of Issuance Costs	Carrying Amount
			US$	US$	RMB
A	November 2009	130,000,000	0.1923	24,848,025	390,182,505

        All Series A Preferred Shares have a par value of US$0.01 per share. The rights, preferences and privileges of the Series A Preferred Shares are as follows:

Conversion

        Each Series A Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such preferred shares into such number of ordinary shares according to a conversion ratio determined by dividing the original issuance price by the applicable conversion price, and is subject to adjustments for dilution as follows:

  •
  Additional ordinary shares issued with no consideration or for a consideration at a price lower than the effective conversion price;

  •
  Dividends on and distribution of ordinary shares;

  •
  Reorganization or reclassification of ordinary shares;

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

12. Series A Convertible Redeemable Preferred Share (Continued)

  •
  Receipt of any distribution payable in securities of the Company other than ordinary shares;

  •
  Subdivision or combination of the ordinary shares;

  •
  Subdivision of Preferred Shares.

        The initial conversion price of Series A Preferred Shares is the same as its original issuance price. The conversion provisions include certain performance-based adjustments related to certain targets of net profits after tax for the year ending December 31, 2010. In the event that the target profit is not met, the conversion price of the Series A Preferred Shares shall be adjusted in accordance with a pre-determined formula such that the Series A Preferred Shareholders' percentage ownership on an as-converted basis would decrease, while in no event the conversion price shall be adjusted by more than 25% from the initial conversion price.

        Each Series A Preferred Share is automatically convertible into the number of ordinary share upon the closing of a Qualified IPO (as defined), based on the then-effective conversion price. The Qualified IPO shall mean a firm-commitment underwritten registered public offering by the Company of its ordinary shares on the NASDAQ Global Select Market or the New York Stock Exchange in the United States or any other exchange in any other jurisdiction (on any combination of such exchanges and jurisdictions) acceptable to the holders of a majority of the then outstanding Series A Preferred Shares and to the Company with gross proceeds to the Company of at least US$80 million implying a valuation of the Company, as a result of such public offering, of no less than US$400 million.

Redemption

        The holders of Series A Preferred Shares may redeem all, but not less than all, of Series A Preferred Shares at a redemption price equal to the greater of (i) the Series A issuance price plus such amount necessary to provide an internal rate of return of 20% per annum from the Series A Preferred Shares issuance date through the redemption closing date plus all declared and unpaid dividends payable at any time following December 31, 2013, and (ii) the fair market value of the Series A Preferred Shares.

        Due to its redemption features described above, the Company classified the Series A Preferred Shares in the mezzanine equity section of the consolidated balance sheets in accordance with ASC 480-10-S99. The Series A Preferred Shares was accreted from its carrying value to their expected redemption amount using the effective interest method. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing accumulated deficit.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

12. Series A Convertible Redeemable Preferred Share (Continued)

        The following table sets forth the changes of redeemable convertible preferred shares for the three years period ended December 31, 2010:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Convertible redeemable preferred shares—beginning balance	—	—	183,773,845
Add: Issuance of preferred shares, net of issuance cost	—	169,644,927	—
Allocation to beneficial conversion feature	—	(17,137,659)	—
Amortization of beneficial conversion feature discount	—	17,137,659	—
Accretion of redemption feature	—	14,128,918	206,408,660

Convertible redeemable preferred shares—ending balance	—	183,773,845	390,182,505

        The Company engaged an independent valuation specialist to assist them in determining the fair values of the Series A Preferred shares which were estimated as of the date of issuance and at each financial statements reporting dates using the discounted cash flow method with the following assumptions:

	December 31, 2009	December 31, 2010
Risk-free interest rate	2.91%	3.15%
Volatility	56.41%	55.26%
Dividend yield	—	—
Discount rate	22.97%	20.43%

        The Company estimated the risk-free interest rate based on yield-to-maturities in continuous compounding of the PRC Government Bonds with the time-to-maturities similar to those of the Series A redeemable convertible preferred shares. The Company estimated volatility at the date of appraisal based on averages/medians of industry annualized historical stock price volatility. The Company has no history or expectation of paying dividends on its Series A Preferred Shares. Discount rate is estimated by weighted average costs of capital as at the appraisal date. In addition to the above assumptions adopted, the Company's projections of future performance were also factored into the determination of the fair values of the Series A Preferred Shares.

Liquidation

        In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series A Preferred Shares shall be entitled to receive an amount per share equal to 130% of the issuance price plus all dividends declared and unpaid ("Preference Amount"). If the assets of the Company are insufficient to permit the payment of the full Preference Amount, the assets of the Company available for distribution shall be distributed ratably among the holders of Series A Preferred

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

12. Series A Convertible Redeemable Preferred Share (Continued)

Shares. After the distribution to the holders of Series A Preferred Shares are made, any remaining legally available assets shall be distributed to the holders of ordinary shares and Series A Preferred Shares prorated on an as-converted basis until the holders of Series A Preferred Shares has received an aggregate distribution or payment, inclusive of the Preference Amount, equal to four times the Preference Amount for each Series A Preferred Shares.

Dividends

        The holders of the Series A Preferred Shares are entitled to receive in preference to any payment to the ordinary shares, non-cumulative dividend of 8% per annum as and when declared by the Board of Directors. As long as Series A Preferred Shares are outstanding, the Company may not pay any dividend to ordinary shareholders until all dividends declared and payable to the preferred shareholders have been paid. In the event the Company shall declare a dividend to the holders of ordinary shares, then in each such case, the holders of Series A Preferred Shares shall be entitled to a proportionate share of such dividend on an as-converted basis.

Voting rights

        The holder of each Series A Preferred Share shall be entitled to the number of votes equal to the number of ordinary share into which such Series A Preferred Share could be converted at the record date for determination of the members entitled to vote on such matter, or, if no such record date is established, at the date such vote is taken or any written consent of members is solicited. The holders of Series A Preferred Shares shall vote together with ordinary shareholders, and not as a separate class or series, on all matters put before the members.

13. Ordinary Shares

        The Company was incorporated in the Cayman Islands on November 22, 2007 by the Parent. Upon its incorporation, 1 ordinary share was issued at a par value of US$0.01 per share. In May 2008, the Company issued 319,999,999 ordinary shares to the Parent and became the holding company of the Group pursuant to the reorganization events as described in Note 1. The Company has accounted for the reorganization event as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests. All share and per share data have been revised to reflect the retroactive effect of the share issuance in May 2008.

        The authorized share capital of the Company is US$10,000,000 divided into 870,000,000 ordinary shares and 130,000,000 Series A Preferred Shares at a par value of US$0.01 per share.

        The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding. As of December 31, 2010, there were 363,497,237 ordinary shares outstanding, the increase of 43,497,237 was due to exercise of share-based options by 36 employees.

14. Share-based Compensation

        In June 2008, the Company adopted the Share Option Scheme (the "June 2008 Scheme") that provides for the granting of options to key employees to acquire ordinary shares of the Company. The June 2008 Scheme permits the grant of share options to its eligible recipients for up to 10% of the ordinary

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

14. Share-based Compensation (Continued)

shares in issue on the effective date of the June 2008 Scheme (the "Limit"). The Company may seek approval from its shareholders to refresh the Limit provided that the Limit as refreshed shall not exceed 10% of the ordinary shares of the Company in issue as at the date of approval, and options previously granted will not be counted for the purpose of calculating the Limit as refreshed. Any outstanding option lapse in accordance with the terms of the June 2008 Scheme will not be counted for the purpose of calculating the Limit. The maximum number of shares which may be outstanding pursuant to all awards and which were issued after the exercise of the awards under the June 2008 Scheme is 96,000,000.

        The June 2008 Scheme will terminate automatically 10 years after its adoption, unless terminated earlier at the Company's shareholders' approval. Option awards are granted with an exercise price determined by the Board of Directors at the time of grant. Those option awards generally vest based on 4 years of continuous services and expire in 10 years.

        A summary of the Company's share option activities for the year ended December 31, 2010 is presented below (in US$, except shares):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$
Outstanding as of December 31, 2009	72,332,425	0.03215	8.4	0.13
Granted	15,768,225	0.03215
Forfeited	(4,727,045)	0.03215
Exercised	(41,151,800)	0.03215

Outstanding as of December 31, 2010	42,221,805	0.03215	7.5	0.46

Vested and exercisable as of December 31, 2010	17,972,942	0.03215	7.5

Expected to vest as of December 31, 2010	13,638,242	0.03215	2.5

        The Company issued 6,450,000 shares of share options to non-employees in July 2010 with the exercise price of US$0.03215. These options have a vesting term of four years starting from the date of issuance, provided that the holders become employees of the Group before December 31, 2010. The Company has no obligation to compensate these non-employees for their services provided if the non-employees do not become employed by the Group by December 31, 2010. As such, no expenses were recognized until the employment contract was actually signed. All these non-employees have become employees of the Group as of December 31, 2010. The relevant compensation expenses were measured based on fair market value of the options as of the date when the holders became employees of the Company, with the amount of US$2,525,343 (RMB 16,667,263). Compensation expenses amounting to US$758,270 (RMB 5,004,581) were recognized on the same date for services provided during their nonemployee period, and the remaining compensation expenses will continue to amortize during the remaining vesting period. As of December 31, 2010, none of these non-employees options was vested. The aggregate intrinsic value of these options outstanding was US$2,976,406 (RMB19,644,277) or US$0.46 (RMB3.05) per share as of December 31, 2010.

        During 2008, 2009 and 2010, 50 employees voluntarily left the Company and exercised their share options in exchange for future entitlement of the Company's shares upon completion of the relevant Company process after the Company's IPO. The proceeds from the exercise of these options cannot be

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

14. Share-based Compensation (Continued)

refunded to the former employees in the event the Company does not complete an IPO and accordingly are considered to be exercised and the proceeds have been included in the additional paid-in capital of the Company. The proceeds from exercise of these options received as of December 31, 2008, 2009 and 2010 amounted to nil, RMB443,620 and RMB1,195,607, respectively, and total number of shares to be issued after the Company's IPO date was 5,291,680 as of December 31, 2010. This number of shares is not currently included in the ordinary share count. As the share options are exchanged for the right to receive shares in the future after an IPO and do not participate in any voting and dividend rights, it is considered as contingently issuable shares of the Company. Since contingently issuable shares are considered outstanding common shares and included in the computation of basic EPS as of the date only if all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent), therefore, in this case, the ordinary shares contingently issuable after an IPO is not considered outstanding and should not be included in the denominator when calculating basic EPS. The diluted EPS should account for these shares that would change into ordinary shares using if-converted method. Conversion of these shares will not impact the numerator as there is no income, expense, or deemed dividend to these shares. The denominator will be increased based on the weighted average number of shares outstanding during the period.

        As disclosed in Note 2(q), the Company's share-based compensation expenses are measured at the value of the award as calculated under the Black-Scholes option pricing model. The weighted-average grant date fair value of options granted for the years ended December 31, 2008 2009 and 2010 was US$0.0816, US$0.0914, and US$0.1157 per option, respectively. Share-based compensation expenses based on service conditions are recognized using the graded-vesting method. For the years ended December 31, 2008, 2009 and 2010, the Company has recognized share-based compensation expenses of approximately RMB29,930,391, RMB10,240,337 and RMB16,561,229, respectively. The aggregate intrinsic value is calculated as the difference between the market value of ordinary shares in an amount of US$0.08, US$0.13 and US$0.46 per share as of December 31, 2008, 2009 and 2010 and the exercise prices of the options. The total intrinsic value of options exercised is not provided as the Company was a private company during the periods presented.

        There was no income tax benefit recognized in the statements of operations for share-based compensation expenses in the years ended December 31, 2008, 2009 and 2010. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset during the periods presented.

        The Company engaged an independent valuation specialist to assist them in determining the fair values of the options which were estimated as of the date of grant using Black-Scholes option pricing model with the following assumptions:

For the Year Ended December 31,
	2008	2009	2010
Expected volatility (%)	55.91%-59.07%	57.60%-58.07%	54.37%-54.91%
Expected dividend yield (%)	—	—	—
Expected term (years)	4.58-5.88	5.31-5.46	4.64-5.30
Risk-free interest rate (per annum) (%)	2.86%-4.14%	2.94%-2.95%	2.65%-3.57%

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

14. Share-based Compensation (Continued)

        The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the timing of the expected public offering, the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of award at the time of grant.

        As of December 31, 2010, there was RMB16,979,998 of unrecognized share-based compensation expenses adjusted for estimated forfeitures, related to unvested share-based compensation arrangements granted under the Option Plan. The cost is expected to be recognized over a weighted-average period of 2.5 years.

15. Fair Value Measurements

        Effective January 1, 2008, the Group adopted ASC 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although adoption did not impact the Group's consolidated financial statements, ASC 820-10 requires additional disclosures to be provided on fair value measurements.

        ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace

        Level 3—Unobservable inputs which are supported by little or no market activity

        ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets and liabilities that the Group measured and reported on its consolidated balance sheet at fair value on a recurring basis.

        Cash equivalents: The Group's cash equivalents consisted of demand deposits and time deposits placed with banks. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 1.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

15. Fair Value Measurements (Continued)

        Note receivable: The Group's note receivable represents the promissory note issued by PHOENIXi in November 2000, with the face value of US$5,000,000. The fair value of the note receivable is determined based on the amount of cash and cash equivalents available to PHOENIXi, which will all be used to repay the note, discounted to the present value using the pervasive interest rate in the market. The Group classifies the valuation techniques that use these inputs as Level 2.

		Fair value measurements at reporting date using
	Total fair value and carrying value on balance sheet	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
As of December 31, 2010
Cash and cash equivalents	287,173,450	287,173,450	—	—
Note receivable	17,600,222	—	17,600,222	—
As of December 31, 2009
Cash and cash equivalents	223,085,854	223,085,854	—	—
Note receivable	18,196,459	—	18,196,459	—
As of December 31, 2008
Cash and cash equivalents	67,999,125	67,999,125	—	—
Note receivable	18,182,419	—	18,182,419	—

16. Loss per Share

        The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to Phoenix New Media Limited	(28,152,617)	286,867	74,083,257
Series A redeemable convertible preferred shares accretion	—	(14,128,918)	(206,408,660)
Allocation to series A redeemable convertible preferred shares shareholders	—	(286,867)	(33,092,592)
Amortization of beneficial conversion feature	—	(17,137,659)	—

Numerator for basic and diluted loss per share	(28,152,617)	(31,266,577)	(165,417,995)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	320,013,175	321,387,913	327,045,493

Basic loss per share attributable to the Company's ordinary shareholders	(0.09)	(0.10)	(0.51)
Diluted loss per share attributable to the Company's ordinary shareholders	(0.09)	(0.10)	(0.51)

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

16. Loss per Share (Continued)

        Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period. For the years ended December 31, 2008, 2009 and 2010, options to purchase ordinary shares and contingently issuable shares that were anti-dilutive and excluded from the calculation of diluted net loss per share was 33,092,225 shares, 68,322,381 shares and 72,485,765 shares, respectively. For December 31, 2008, 2009 and 2010, the Series A convertible redeemable preferred shares were also anti-dilutive and excluded from the calculation of diluted net loss per share.

17. Investment in PHOENIXi

        PHOENIXi was a subsidiary of the Company and have been undergoing liquidation process since October 2006. The Company deconsolidated PHOENIXi upon the commencement of the liquidation and accounted for PHOENIXi using the cost method as it no longer exercised control or significant influence. The Company determined there was an other than temporary impairment to its investment in PHOENIXi as it is insolvent, and wrote off the cost method investment in October 2006.

        The Company holds a promissory note issued by PHOENIXi in November 2000, with face value of US$5,000,000(RMB33,113,500). The note represents the only debt that PHOENIXi held when it was put into liquidation and the Company is PHOENIXi's sole creditor. The Company determined the note to be impaired in 2006, and revalued the note on an annual basis to the present value of cash flow expected to receive from PHOENIXi, which will include all the cash and cash equivalents owned by PHOENIXi, with the changes to the carrying value included in the consolidated statement of operations.

        PHOENIXi also had a net amount of RMB5,891,081, RMB5,947,647 and RMB5,925,641 due to PNM as of December 31, 2008 and 2009 and 2010, respectively, arising from historical operating expenses paid by PNM on behalf of PHOENIXi, which has been fully impaired by PNM in 2006.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

17. Investment in PHOENIXi (Continued)

        The condensed financial statements of PHOENIXi is as follows, which are not included in the Company's consolidated financial statements:

Financial Information of PHOENIXi
Condensed Balance Sheets as of December 31, 2008, 2009 and 2010

	As of December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	18,325,925	18,351,815	17,651,314	2,674,442
Amounts due from PNM	3,497,666	546,322	527,987	79,998
Deposit with liquidators	—	—	132,597	20,090

Total current assets	21,823,591	18,898,137	18,311,898	2,774,530
Non-current assets:
Deposit with liquidators	137,421	137,202	—	—

Total assets	21,961,012	19,035,339	18,311,898	2,774,530

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Amounts due to PNM	9,388,747	6,493,969	6,453,628	977,822
Accrued expenses and other current liabilities	409,150	417,174	145,112	21,988

Total current liabilities	9,797,897	6,911,143	6,598,740	999,810
Promissory note with PNM	34,351,653	34,296,730	33,113,500	5,017,197

Total liabilities	44,149,550	41,207,873	39,712,240	6,017,007

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.01 par value, 0.75 million shares authorized and issued as of December 31, 2008, 2009 and 2010; No aggregate liquidation value as of December 31, 2008, 2009 and 2010)	—	—	—	—
Shareholders' deficit:
Ordinary shares
(US$0.01 par value, 24,250,000 shares authorized, 12,397,500 shares issued and outstanding as of December 31, 2008, 2009 and 2010)	1,026,348	1,026,348	1,026,348	155,507
Additional paid-in capital	78,091	78,091	78,091	11,832
Accumulated deficit	(25,858,598)	(25,874,276)	(25,827,564)	(3,913,268)
Accumulated other comprehensive income	2,565,621	2,597,303	3,322,783	503,452

Total shareholders' deficit	(22,188,538)	(22,172,534)	(21,400,342)	(3,242,477)

Total liabilities and shareholders' deficit	21,961,012	19,035,339	18,311,898	2,774,530

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

17. Investment in PHOENIXi (Continued)

Financial Information of PHOENIXi
Condensed Statements of Operations for the Years Ended December 31, 2008, 2009 and 2010

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of revenues	—	—	—	—
Gross profit	—	—	—	—
Operating expenses
Sales and marketing expenses	—	—	—	—
General and administrative expenses	(399,096)	(16,784)	(202,265)	(30,646)
Technology and product development expenses	—	—	—	—

Total operating expenses	(399,096)	(16,784)	(202,265)	(30,646)

Operating loss	(399,096)	(16,784)	(202,265)	(30,646)

Other income and expenses
Interest income	27,230	16,502	218,175	33,057
Foreign currency exchange (loss)/gain	(44,662)	(15,396)	40,802	6,182
Others, net	—	—	(10,000)	(1,515)

(Loss)/Income before tax	(416,528)	(15,678)	46,712	7,078

Income tax expenses	—	—	—	—

(Loss)/Income after tax	(416,528)	(15,678)	46,712	7,078

Financial Information of PHOENIXi
Condensed Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows (used in)/generated from operating activities:	(195,447)	64,308	(230,988)	(34,998)
Cash flows generated from investing activities:	—	—	—	—
Cash flows generated from financing activities:	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	(859,621)	(38,418)	(469,513)	(71,138)
Cash and cash equivalents at the beginning of the period	19,380,993	18,325,925	18,351,815	2,780,578

Cash and cash equivalents at the end of the period	18,325,925	18,351,815	17,651,314	2,674,442

        PHOENIXi has 750,000 shares of Series A convertible redeemable preferred shares outstanding and are redeemable at the fair value at both the issuer and the holder's option. These preferred shares are accounted for as a mezzanine classified equity, and carried at redemption price, which is its fair value. Due to the insolvent status of PHOENIXi, the carrying value of the preferred shares of PHOENIXi has been zero since the commencement of the liquidation process in 2006.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

18. Commitments and Contingencies

(a)   Commitments

        As of December 31, 2010, future minimum commitments under non-cancelable agreements were as follows:

	Rental	Property and equipment, and intangible assets	Server allocation	Cooperation with Phoenix TV Group*	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
2011	8,676,257	2,412,484	3,769,265	2,000,000	—	16,858,006
2012	5,434,524	—	—	2,500,000	3,569,998	11,504,522
2013	3,903,562	—	—	3,125,000	7,950	7,036,512
2014	—	—	—	3,906,250	—	3,906,250

Total	18,014,343	2,412,484	3,769,265	11,531,250	3,577,948	39,305,290

*
The Group and the Phoenix TV Group have been involved in various cooperation arrangements, including content sharing, co-promotion and technical services, etc. (Refer to Note 2(a)). There was no payment for these arrangements until November 2009 when a five-year agreement was signed between Phoenix TV and Fenghuang On-line to stipulate the cooperation for year 2010 and going forward. Based on the agreement, the Group will pay Phoenix TV 50% of revenue generated from certain contents provided by Phoenix TV Group, plus a fixed amount of payment to cover other services provided by Phoenix TV Group. The fixed amount shall be RMB1.6 million for first year of the agreement, and will increase 25% annually. This fixed amount has been included in above table as a commitment to Phoenix TV Group.

        The rental expenses were approximately RMB3.4 million, RMB5.9 million and RMB7.9 million, during the years ended December 31, 2008, 2009, and 2010, respectively, and were charged to the statement of operations when incurred.

        The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2008, 2009, and 2010.

(b)   Litigation

        From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group is not currently a party to any legal proceedings, investigations or claim which in the opinion of our management is likely to have a material adverse effect, individually or in the aggregate, on the Group's financial position, result of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company's view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

19. Related Party Transactions

        The table below sets forth the major related parties and their relationships with the Group:

Related parties	Relationship with the Group
Entities within the non US listing part of the Phoenix TV Group	Under common control by Phoenix TV
CMCC	A shareholder of Phoenix TV
Mr. Gao Ximin and Mr. Qiao Haiyan	Legal shareholders of Tianying Jiuzhou, employees of the Group
Mr. He Yansheng	Legal shareholder of Yifeng Lianhe, employee of the Group

        During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows.

Transactions with the non US listing part of Phoenix TV Group:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Content provided by Phoenix TV Group	(1,165,232)	(1,540,070)	(3,670,682)
Advertising and promotion services allocated from Phoenix TV Group	(3,722,236)	(3,920,369)	(7,181,070)
Technical services provided by Phoenix TV Group	(399,416)	(866,253)	(997,510)
Corporate administrative expenses allocated from Phoenix TV Group	(759,742)	(1,155,499)	(616,820)
Revenues earned from Phoenix TV Group and its customers	3,134,483	3,845,356	17,273,959

The Company also incurred certain incremental expenses on behalf of Phoenix TV Group to provide technical and marketing supports, which are accounted for as distributions to shareholder, with the amount of RMB0.2 million, RMB0.3 million and RMB0.3 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Transactions with CMCC:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Paid service revenues earned from and through CMCC	164,641,721	157,276,329	281,577,450
Paid service revenues sharing and bandwidth cost to CMCC	(25,734,873)	(22,786,497)	(34,776,993)

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

19. Related Party Transactions (Continued)

        As of December 31, 2008, 2009 and 2010, the amounts due from and due to related parties were as follows:

	As of December 31,
	2008	2009	2010
	RMB	RMB	RMB
Amounts due from related parties:
Accounts receivable from CMCC	11,882,428	8,696,193	16,486,813
Amounts due to related parties:
Short-term loan from Phoenix TV	34,351,653	34,296,730	33,113,500
Payable to legal shareholders of VIEs for their initial investment	10,000,000	10,000,000	—
Due to Phoenix TV Group	29,103,758	27,155,115	10,363,482
Advance from CMCC	18,825,815	—	—

Total	92,281,226	71,451,845	43,476,982

        The amounts due to Phoenix TV Group mainly include operating funds advance provided by Phoenix TV, expenses paid by other entities of the Phoenix TV Group on behalf of the Group and expenses charged by Phoenix TV Group under the 2010 cooperation agreement, offset by accounts receivable from Phoenix TV Group for the advertising services provided to its customers, as well as technical and marketing services provided to Phoenix TV Group. Refer to Note 18(a).

        The short-term loan represents a US$5 million interest free loan provided by Phoenix TV in 2000 to support working capital of PHOENIXi Investment Limited and its subsidiaries. The loan is repayable upon written notice from Phoenix TV.

        The payable to legal shareholders of VIEs represents Tianying Jiuzhou's registered capital, which was funded by the legal shareholders historically. The Company repaid RMB7.9 million of their initial investments and the remaining RMB2.1 million was paid by the Phoenix TV Group on the Company's behalf in 2010 after entering into the Contractual Agreements. Refer to Note 1.

20. Restricted net assets

        Relevant PRC laws and regulations permit payments of dividends by the Group's subsidiaries, the VIEs and the subsidiary of the one of the VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, the VIEs and the subsidiary of one of the VIEs incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's subsidiaries, the VIEs and the subsidiary of the one of the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB29.6 million, RMB41.2 million and RMB47.1 million as of December 31, 2008, 2009 and 2010, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

20. Restricted net assets (Continued)

and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries, the VIEs and the subsidiary of the VIEs to satisfy any obligations of the Company.

        The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiary of the VIEs (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2010.

21. Unaudited Pro Forma Balance Sheet and Earnings per Share for Conversion of Preferred Shares

        Upon completion of an initial public offering by the Company, the Company's outstanding share capital will consist of Class A and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 1.3 votes and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

        The Series A Preferred Shares shall automatically be converted into Class A ordinary shares based on the then effective conversion ratio immediately prior to the closing of a firm commitment underwritten Qualified IPO.

        The unaudited pro forma balance sheet as of December 31, 2010 assumes a Qualified IPO has occurred and presents as an adjusted financial position as if the issuance of Class A and Class B ordinary shares and the conversion of the Series A Preferred Shares into Class A ordinary shares occurred on December 31, 2010. Accordingly, the carrying value of the preferred shares, in the amount of RMB390,182,505 was reclassified from Preferred Shares to ordinary shares and additional paid in capital.

        The unaudited pro-forma net income per share for the year ended December 31, 2010 after giving effect to the issuance of Class A and Class B ordinary shares and the conversion of the Series A Preferred

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

21. Unaudited Pro Forma Balance Sheet and Earnings per Share for Conversion of Preferred Shares (Continued)

Shares into Class A ordinary shares as if the closing occurred at the beginning of fiscal year 2010 was as follows:

For the Year Ended December 31, 2010
RMB
Numerator:
Net loss attributable to ordinary shareholders	(165,417,995)
Pro-forma effect of conversion of Series A convertible redeemable preferred shares	239,501,252

Numerator for pro-forma basic and diluted net income per share	74,083,257

Denominator:
Weighted average number of ordinary shares outstanding	327,045,493
Pro-forma effect of conversion of Series A convertible redeemable preferred shares	130,000,000

Denominator for pro-forma basic net income per share	457,045,493
Dilutive effect of share options	55,404,505
Dilutive effect of contingently issuable shares	3,670,633

Denominator for pro-forma diluted net income per share	516,120,631
Pro-forma basic net income per Class A and Class B ordinary share	0.16
Pro-forma diluted net income per Class A and Class B ordinary share	0.14

        For the year ended December 31, 2010, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of pro-forma diluted net income per share was 1,089,846 shares.

22. Subsequent events

        On February 24, 2011, the Company established a new direct wholly owned subsidiary, Phoenix New Media (Hong Kong) Company Limited, a Hong Kong limited liability company with issued share capital of one Hong Kong dollar.

        On March 15, 2011, the Company adopted the Restricted Share Unit and Restricted Share Scheme (the "March 2011 Scheme"), under which the Company may grant up to 29,059,158 restricted share units or restricted shares to the executives, employees or directors of the Company or its affiliates, provided that the number of restricted share units or restricted shares granted under the March 2011 Scheme plus the number of share options granted and unvested under the June 2008 Scheme shall in no event exceed 96,000,000 shares.

        On March 15, 2011, the Company cancelled 18,778,200 stock options granted under the June 2008 Scheme, and on March 17, 2011, the Company granted 19,008,200 restricted shares under the March 2011 Scheme to the affected employees. These transactions are being accounted for as a modification of share-based awards, and the Company is in the process of determining the incremental fair value resulted from this modification. In addition, the Company further granted 10,050,958 restricted share units to its employees under the March 2011 Scheme on March 17, 2011.

Phoenix New Media Limited

Notes to the Consolidated Financial Statements (Continued)

22. Subsequent events (Continued)

        On March 28, 2011, Phoenix TV and Fenghuang On-line amended their cooperation agreement to extend the expiration of cooperation period from November 2014 to March 2016. The consideration arrangements for the cooperation remained unchanged.

        The Company has considered subsequent events through April 21, 2011, which was the date these financial statements were issued.

3g.ifeng.com
v.ifeng.com
www.ifeng.com

凤凰新媒体

Phoenix New Media

WHERE INTERNET, MOBILE & TV CONVERGE,
THERE IS PHOENIX NEW MEDIA.

American Depositary Shares

Phoenix New Media Limited

Representing            Class A Ordinary Shares

Morgan Stanley	Deutsche Bank Securities	Macquarie Capital
Cowen and Company		CICC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

        Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        We issued the following securities (including options to acquire our ordinary shares) within three years of the date of the registration statement. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Rule 701 or Regulation S under the Securities Act, or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (US$)	Underwriting Discount and Commission
Directors, Officers and Employees	various dates(1)	43,497,237 ordinary shares	1,398,436	N/A
	various dates(2)	options to purchase 104,757,025 ordinary shares	N/A	N/A
	March 21, 2011	19,008,200 restricted shares	N/A	N/A
	March 21, 2011	10,050,958 restricted share units	N/A	N/A
Phoenix Satellite Television (B.V.I) Holding Limited	December 11, 2007	1 ordinary share	N/A	N/A
	May 23, 2008	319,999,999 ordinary shares	N/A	N/A
Morningside China TMT Fund I, L.P.	November 24, 2009	62,400,000 Series A convertible redeemable preferred shares	12,000,000	N/A

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (US$)	Underwriting Discount and Commission
Intel Capital Corporation	November 24, 2009	52,000,000 Series A convertible redeemable preferred shares	10,000,000	N/A
Bertelsmann Asia Investments AG	November 24, 2009	15,600,000 Series A convertible redeemable preferred shares	3,000,000	N/A

(1)
On March 12, 2009, we issued 343,500 ordinary shares. On May 13, 2009, we issued 1,240,000 ordinary shares. On June 8, 2009, we issued 2,250 ordinary shares. On June 30, 2009, we issued 31,500 ordinary shares. On July 10, 2009, we issued 3,750 ordinary shares. On July 15, 2009, we issued 180,625 ordinary shares. On August 4, 2009, we issued 11,250 ordinary shares. On August 10, 2009, we issued 2,625 ordinary shares. On August 11, 2009, we issued 33,125 ordinary shares. On August 28, 2009, we issued 937 ordinary shares. On September 3, 2009, we issued 3,500 ordinary shares. On September 18, 2009, we issued 450,000 ordinary shares. On September 28, 2009, we issued 19,875 ordinary shares. On October 14, 2009, we issued 22,500 ordinary shares. On January 12, 2011, we issued 41,151,800 ordinary shares. The issuances of an aggregate of 43,497,237 ordinary shares in total as described above were made pursuant to our 2008 share option plan.

(2)
On July 04, 2008, we issued 67,000,000 options. In November 2008, we issued 1,374,000 options. On July 31, 2009, we issued 10,584,900 options. On September 15, 2009, we issued 10,029,900 options. On January 8th, 2010, we issued 4,557,900 options. On July 1, 2010, we issued 11,210,325 options.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-7 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (4)   For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People's Republic of China, on April 21, 2011.

PHOENIX NEW MEDIA LIMITED
By:	/s/ SHUANG LIU Name: Shuang Liu Title: Director and Chief Executive Officer

 SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

        Under the Securities Act, the duly authorized representative in the United States of Phoenix New Media Limited, has signed this registration statement or amendment thereto in New York, on April 21, 2011.

Authorized U.S. Representative Law Debenture Corporate Services Inc.
By:	/s/ KATE LEDYARD Name: Kate Ledyard Title: Managing Director

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Shuang Liu and Qianli Liu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of American depositary shares and ordinary shares of the registrant (together, the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on April 21, 2011.

Signature	Title

/s/ KEUNG CHUI Keung Chui	Chairman of the Board of Directors
/s/ SHUANG LIU Shuang Liu	Director and Chief Executive Officer (principal executive officer)
/s/ YA LI Ya Li	Director, Chief Operating Officer
/s/ DAGUANG HE Daguang He	Director
/s/ QIN LIU Qin Liu	Director
/s/ QIANLI LIU Qianli Liu	Chief Financial Officer (principal financial and accounting officer)

 PHOENIX NEW MEDIA LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	Second Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of the offering
4.1*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	Registrant's Specimen Certificate for Class A ordinary shares
4.3*	Deposit Agreement, dated as of 2011, between the Registrant, the depositary and holder of the American Depositary Receipts
4.4	Preferred Share Purchase Agreement, dated as of November 9, 2009, in respect of the sale of the Series A convertible redeemable preferred shares of the Registrant
4.5	Shareholders' Agreement, dated as of November 24, 2009, by and among the Registrant and the other parties thereto
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
8.1	Form of opinion of Simpson Thacher & Bartlett LLP regarding U.S. tax matters
8.2	Opinion of Zhong Lun Law Firm, regarding PRC tax matters
8.3	Opinion of Conyers Dill & Pearman regarding Cayman Islands tax matters (included in exhibit 5.1)
10.1	Form of the Registrant's Employment Agreements for its executive officers
10.2	Registrant's 2008 Share Option Plan
10.3	Registrant's 2011 Restricted Share Unit and Restricted Share Plan
10.4	Form of Indemnification Agreement with the Registrant's directors and officers
10.5	Translation of the Exclusive Equity Option Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou
10.6	Translation of the Exclusive Equity Option Agreement, dated as of December 31, 2009, between Fenghuang On-line and Yifeng Lianhe
10.7	Translation of the Equity Pledge Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou
10.8	Translation of the Equity Pledge Agreement, dated as of December 31, 2009, between Fenghuang Online and Yifeng Lianhe
10.9	Translation of the Exclusive Technical Consulting & Service Agreement, dated as of December 31, 2009, between Fenghuang On-line and Tianying Jiuzhou
10.10	Translation of the Exclusive Technical Consulting & Service Agreement, dated as of December 31, 2009, between Fenghuang On-line and Yifeng Lianhe

Exhibit Number	Description of Document
10.11	Translation of Loan Agreement, dated as of December 31, 2009, between Fenghuang On-line and the shareholders of Tianying Jiuzhou
10.12	Translation of the Loan Agreement, dated as of December 31, 2009, between Fenghuang On-line and the shareholders of Yifeng Lianhe
10.13	Translation of the Voting Right Entrustment Agreement, dated as of December 31, 2009, between Fenghuang On-line and shareholders of Tianying Jiuzhou
10.14	Translation of the Voting Right Entrustment Agreement, dated as of December 31, 2009, between Fenghuang On-line and the shareholders of Yifeng Lianhe
10.15	Translation of the Content, Branding, Promotion and Technology Cooperation Agreement, dated November 24, 2009, between Fenghuang On-line and Phoenix TV
10.16	Translation of the Supplemental Agreement to the Content, Branding, Promotion and Technology Cooperation Agreement, dated March 28, 2011, between Fenghuang On-line and Phoenix TV
10.17	Translation of the Program Content License Agreement, dated November 24, 2009, between Phoenix TV and Tianying Jiuzhou
10.18	Schedule of material differences between the Program Content Agreements entered into between Tianying Jiuzhou and Yifeng Lianhe, respectively, and Phoenix TV
10.19	Confirmation Letter, dated April 14, 2011, among Tianying Jiuzhou, Yifeng Lianhe and Phoenix Satellite Television Company Limited
10.20	Translation of the Trademark License Agreement, dated as of November 24, 2009, between Phoenix Satellite Television Trademark Limited and Tianying Jiuzhou
10.21	Schedule of material differences between the Trademark License Agreements entered into between Tianying Jiuzhou and Yifeng Lianhe, respectively, and Phoenix Satellite Television Trademark Limited
10.22	Confirmation Letter, dated April 14, 2011, among Tianying Jiuzhou, Yifeng Lianhe and Phoenix Satellite Television Trademark Limited
10.23	Loan Agreement Memorandum, dated as of January 3, 2011, between Phoenix Satellite Television Co., Ltd and Phoenix Satellite Television Information Limited
10.24	Translation of the Cooperation Agreement, dated as of December 29, 2009, between China Mobile Communications Corporation and Tianying Jiuzhou
10.25	Translation of the Cooperation Agreement, dated as of February 14, 2011, between China Mobile Communications Corporation and Tianying Jiuzhou
21.1	List of Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company
23.2	Consent of Conyers Dill & Pearman (included in exhibit 5.1)
23.3	Form of consent of Simpson Thacher & Bartlett LLP (included in exhibit 8.1)
23.4	Consents of Zhong Lun Law Firm (included in exhibit 8.2 and 99.2)
23.5	Consent of Grant Sherman Appraisal Limited
23.6	Consent of Shanghai iResearch Co., Ltd.

Exhibit Number	Description of Document
23.7	Consents to act as directors
24.1	Powers of Attorney (included on signature page)
99.1	Code of Business Conduct and Ethics of the Registrant
99.2	Opinion of Zhong Lun Law Firm

*
To be filed by amendment.